04024553

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Rock Energy Inc

*CURRENT ADDRESS: Suite 2400 Altius Centre
500 4th Street SW,
Calgary, AB, Canada T2P 2V6

**FORMER NAME: ____________

**NEW ADDRESS: ____________

FILE NO. 82- 34785 FISCAL YEAR ____________

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

PROCESSED
APR 27 2004
THOMSON FINANCIAL

OICF/BY: Michael Pressman

DAT : 4-22-04

04 APR -9 AM 7:21

(1)

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

August 15, 2003

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Medbroadcast Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 58404P104
5.	Record Date for Notice	: September 02, 2003
6.	Record Date for Voting	: September 02, 2003
7.	Beneficial Ownership Determination Date	: September 02, 2003
8.	Meeting Date	: September 30, 2003
9.	Meeting Location	: Vancouver
10.	Business	: Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.0216
Fax:604.683.3694

2

04 APR -9 AM 7:21

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

August 18, 2003

To: All Applicable Commissions & Stock Exchanges **AMENDED**

Dear Sirs:

Subject: Medbroadcast Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 58404P104
5.	Record Date for Notice	: August 29, 2003
6.	Record Date for Voting	: August 29, 2003
7.	Beneficial Ownership Determination Date	: August 29, 2003
8.	Meeting Date	: September 30, 2003
9.	Meeting Location	: Vancouver
10.	Business	: Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.0216
Fax:604.683.3694

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

04 APR -3 AM 7:21

(3)

Reporting Issuer Name: MEDBROADCAST CORPORATION

Participation Fee for the Financial Year Ending: March 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year ______
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X ______
Market value of class or series = ______ ______(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): ______(B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) ______(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = ______

Total fee payable in accordance with Appendix A of the Rule ______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	(1,630,320)
Contributed surplus	2,069,468
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	439,148
Long term debt (including the current portion)	
Capital leases (including the current portion)	

Minority or non-controlling interest	
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	
Any other item forming part of shareholders' equity and not set out specifically above	
Total Capitalization	439,148
Total Fee payable pursuant to Appendix A of the Rule	
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	
Total Fee Payable x Number of months remaining in financial year / year or elapsed since most recent financial year / 12	$1,000.00
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year			
Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year.	X		
Percentage of the class registered in the name of, or held beneficially by, an Ontario person	X		
(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer)	=		
Capitalization (add market value of all classes and series of securities)			

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	
Contributed surplus	
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	
Long term debt (including the current portion)	
Capital leases (including the current portion)	
Minority or non-controlling interest	
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	
Any other item forming part of shareholders' equity and not set out specifically above	

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an

Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year / year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

04 APR -9 AM 7:21

(4)

BC Form 51-901F
YEAR END REPORT MARCH 31,2003

Incorporated as part of: Schedules "B" & "C"

ISSUER DETAILS:

NAME OF ISSUER	**Medbroadcast Corporation**
ISSUER ADDRESS	**303 – 343 Railway Street, Vancouver, BC V6A 1A4**
ISSUER TELEPHONE NUMBER	**604-808-3075**
ISSUER FAX NUMBER	**604-267-7704**
CONTACT PERSON	**Jennie Choboter**
CONTACT'S POSITION	**Controller**
CONTACT'S TELEPHONE NUMBER	**604-832-1888**
CONTACT'S EMAIL ADDRESS	**jenchoboter@shaw.ca**

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Leanne Bate NAME OF DIRECTOR	*"Leanne Bate"* SIGNED	**August 29,2003** DATE SIGNED (YMD)
Hagen Kennecke NAME OF DIRECTOR	*"Hagen Kennecke"* SIGNED	**August 29, 2003** DATE SIGNED (YMD)

MEDBROADCAST CORPORATION

SCHEDULE B

SUPPLEMENTARY INFORMATION

Medbroadcast Corporation
FOR THE YEAR ENDED MARCH 31, 2003

Expenditures to Non-Arms Length Parties

Fees to director	$	73,224
Fees to former director		9,970
Total	$	83,194
Interest to a shareholder	$	24,306

SECURITIES ISSUED DURING THE QUARTER ENDED MARCH 31,2003

Date of issue	Type of security	Type of issue	Number of shares	Price	Total proceeds	Type of consideration	Commission

No securities were issued during the quarter ended March 31, 2003

Date granted	Number	Name	Exercise price	Expiry date

No options were granted during the quarter ended March 31, 2003

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT March 31, 2003

Class	Par Value	Authorized	Issued	
			Number	Amount
Common	N.P.V	Unlimited	21,167,230	$ 2,069,468
Preferred	N.P.V	300,000,000	Nil	Nil

OPTIONS AND WARRANTS OUTSTANDING AS AT March 31, 2003

Security	Number or amount	Exercise or convertible price	Expiry date
Warrants	2,631,579	$0.19	August 31, 2003

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT March 31, 2003

	Number of shares
Pooling	265,958

LIST OF DIRECTORS AS AT August 29, 2003

Leanne Bate
Robert King
Hagen Kennecke

LIST OF OFFICERS AS AT August 29, 2003

Leanne Bate - Interim President, Interim Chief Executive Officer & Interim Chief Financial Officer and Secretary

MEDBROADCAST CORPORATION

SCHEDULE C

MANAGEMENT DISCUSSIONS

AND ANALYSIS

MEDBROADCAST CORPORATION

MANAGEMENT DISCUSSION FOR THE YEAR ENDED MARCH 31, 2003

Description of Business

The Company is a provider of consumer oriented multimedia health and medical content and information, mainly via the its Internet site "medbroadcast.com". The company operates in one industry segment and all of its assets are located in Canada.

Operations and Financial Condition

For year ended March 31, 2003
For the year ending March 31, 2003 Medbroadcast had revenues totaling $272,216 compared to $250,360 for the same period last year. The Company's revenues for the year were earned primarily from Canwest Global under an agreement that concluded in October 2002.
The Company incurred operating expenses totaling $766,405 for the year ended March 31, 2003 as compared to $4,474,313 for the year ended March 31, 2002. The most significant operating expenses during the year were for professional and consulting fees of $271,935 in the current year comparing to $356,236 in 2002. Advertising expenses were reduced significantly to $26,375 in 2003 from $2,425,109 in the prior year. These advertising expenses relate to the Company's use of its advertising credits under agreements with Canwest Global; in management's opinion, the carrying value of its unexpended advertising credits of $457,334 is recoverable. All other operating expenses were lower in the current period as a result of a reduction in the workforce, termination of external service agreements and a general reduction in operating expenses.

During 2003, the Company recorded a loss on disposal plus write-down of fixed assets of $101,397 that reduced the carrying value of its fixed assets to its estimated fair value of $180,000. Loss on disposal of fixed assets in 2002 was $2,422.

No investments were disposed during 2003 as the Company disposed the majority of its investments in the year ended Mach 31, 2002 and realized a net gain of $155,411.

Net loss for the year ended March 31, 2003 was $595,586 as compared to $4,113,625 for the year ended March 31, 2002.

As at March 31, 2003, the Company had cash totaling $101,412 as compared with $322,616 on March 31, 2002.

The Company had no financing activities during the current year. In the prior year the Company's financing activities included the receipt of three loans in the amounts of $1,000,000, $600,000 and $200,000. Two loans amounting to $1,600,000 were repaid. The remaining $200,000 loan is payable to a shareholder, is due on demand and bears interest at 12% per annum.

In 2002, the Company issued 3,125,000 units for net proceeds of $441,981. Each unit consisted of one common share at $0.16 and a two-year warrant to purchase an additional share at $0.19 per share.

The Company's investing activities for the period ended March 31, 2003 consisted the collection a loan receivable of $100,000 and the of the proceeds on the disposition of fixed assets in the amount of $24,555. In 2002 proceeds from the disposition of assets amounted to $20,424. The Company received proceeds of $437,604 on the disposition of investments in 2002.

The Company does not have any third party investor relations arrangements or contracts.

CyberActive

Under a license agreement dated June 1, 1997 with UBC, CyberActive held the right to develop interactive medical software. Pursuant to the terms of an assignment of License Agreement dated July 23, 2002, CyberActive assigned its license to IMC Interactive Medical Curriculum Inc. ('IMC"), a company controlled by Dr. Qayumi, in consideration for 750,000 shares of IMC. UBC consented to the assignment. Pursuant to terms of the Amended and Restated Agreement, UBC is entitled to a royalty of 6% of gross revenues from IMC to a total of $2,000,000. UBC, CyberActive and the Corporation have agreed to a Royalty Sharing Agreement whereby UBC will pay to the Corporation 50% of royalties received from IMC to a total of $1,000,000. Additionally, the Corporation is relieved of any obligations to further finance the development and commercialization of the CyberActive technology.

Liquidity and Solvency

The financial statements have been prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The Company has incurred losses and negative cash flow from operations for several years. These factors create uncertainty as to the Company's ability to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and, ultimately, the attainment of profitable operations.

04 APR -2 AM 7:21

5 6

Computershare

Computershare Trust Company of Canada
Stock Transfer Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

September 4, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Medbroadcast Corporation

We confirm that the following material was sent by pre-paid mail on September 3, 2003, to the registered shareholders of Common shares of the subject Corporation:

1. Report to Shareholders
2. Notice of Annual Meeting / Management Proxy Circular / Quarterly and Year End Report BC Form 51-901F for the quarter ended March 31, 2003 / Consolidated Financial Statements for the years ended March 31, 2003 and 2002
3. Proxy
4. Supplemental Mail List Return Card - Registered Shareholders
5. Supplemental Mail List Return Card - Beneficial Shareholders
6. Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List cards, were sent by courier on September 3, 2003 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

04 APR -2 AM 7:21

(7)

Medbroadcast Corporation
(the "Company")
303 - 343 Railway Street
Vancouver, British Columbia, V6A 1A4

REPORT TO SHAREHOLDERS

Over the past fiscal year, Medbroadcast made considerable progress improving its financial performance by reducing annual expenses from $4.5 million in 2002 to $766,405 in 2003 and by increasing website revenue by over 20% from $218,153 in 2002 to $261,134 in 2003 resulting in an operating loss of less than $500,000 in 2003 compared to over $4.2 million in 2002. The Company's website, www.medbroadcast.com, continues to be a leading provider of health and medical information in Canada.

Despite this, the board has concluded that the website and associated businesses will only ever generate a modest profit and provide limited prospects for shareholder return. Accordingly, and as stated in 2002's Report to Shareholders, the board has undertaken an active search to identify a target enterprise for a combination, merger or acquisition to enhance the long term prospects for shareholder value. We anticipate announcing the results of this search prior to the end of the calendar year.

We appreciate the trust and patience of our shareholders through these changing times and take this opportunity to thank our shareholders for their continued support. We look forward to the coming year as one of significant change for the betterment of the Company and shareholders.

ON BEHALF OF THE BOARD OF DIRECTORS

Leanne Bate
President and CEO

August 29, 2003
Vancouver, B.C.

04 APR -9 AM 7:21

(8)

MEDBROADCAST CORPORATION

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ____________________

I confirm that I am the **BENEFICIAL** owner of ____________________ shares of the Corporation. *(Common/Preferred)*

SIGNATURE OF SHAREHOLDER: ______________________________ DATE: __________

CUSIP: 58404P104

SCRIP COMPANY CODE – MDBQ

MEDBROADCAST CORPORATION

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME: ____

ADDRESS: ____

____

POSTAL CODE: ______________________

I confirm that I am the **REGISTERED** owner of ______________________ shares of the Corporation. *(Common/Preferred)*

SIGNATURE OF SHAREHOLDER: ______________________________ DATE: ___________

CUSIP: 58404P104

SCRIP COMPANY CODE – MDBQ

MEDBROADCAST CORPORATION
Suite 303, 343 Railway Street
Vancouver, British Columbia V6A 1A4

04 APR -2 AM 7:21

9

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of Medbroadcast Corporation (the "Company") will be held at the Conference Centre, Second Floor, 888 Dunsmuir Street, Vancouver, British Columbia, Canada at 2:00 p.m. (Vancouver time) on Tuesday, September 30, 2003 for the following purposes:

1. To receive the report of the directors of the Company;

2. To receive the financial statements of the Company for the financial year ended March 31, 2003 and accompanying report of the auditor;

3. To appoint Deloitte and Touche LLP as the auditor of the Company for the ensuing year at a remuneration to be fixed by the directors;

4. To elect the directors of the Company for the ensuing year;

5. To consider and, if thought fit, pass a resolution approving, at the discretion of the board of directors, the implementation of a stock option plan upon the terms and conditions set forth in the accompanying Management Proxy Circular under the heading "Particulars of Other Matters to be Acted Upon – Stock Option Plan – General Authority"; and

6. To transact such other business as may properly come before the Meeting.

The accompanying Management Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 4:30 p.m. (Toronto time) on September 26, 2003 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the *Income Tax Act* (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED August 29, 2003.

MEDBROADCAST CORPORATION

(signed) *"Leanne Bate"*

Leanne Bate
Chief Executive Officer

3486.001\0110

04 APR -2 7:21

MEDBROADCAST CORPORATION

Suite 303, 343 Railway Street
Vancouver, British Columbia, V6A 1A4

MANAGEMENT PROXY CIRCULAR

Dated as of August 29, 2003

INTRODUCTION

This management proxy circular accompanies the Notice of Annual Meeting (the "Meeting") of the shareholders of **Medbroadcast Corporation** (the "Company") to be held on Tuesday, September 30, 2003 at the time and place set out in the accompanying Notice of Meeting. **This management proxy circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.**

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

The persons named in the accompanying form of proxy are nominees of the Company's management. **A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder's behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:**

(a) **on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder's nominee in the blank space provided; or**

(b) **complete another proper form of proxy.**

To be valid, a proxy must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. In the case of a corporation, the proxy must either be under the seal of the corporation or be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by 4:30 p.m. (Toronto time) on September 26, 2002 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Revocation of Proxies

Under section 148(4) of the *Canada Business Corporations Act* a shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a) by depositing an instrument in writing executed by him or by his attorney authorized in writing or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation:

(i) delivered to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or to the registered office of the Company at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting at which the proxy is to be used; or

(ii) with the chairman of the Meeting on the day of the Meeting or an adjournment thereof before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b) in any other manner provided by law.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each shareholder present in person or by proxy being entitled to one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a) demanded by a shareholder or proxyholder present and entitled to vote at the Meeting;

(b) directed by the Chairperson; or

(c) required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company's issued and outstanding shares.

On a poll, each shareholder and each proxyholder will have one vote for each common share held or represented by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority (more than 50%) of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than two-thirds (66 2/3%) of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. **If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.**

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of

proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's management for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this management proxy circular, management of the Company is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals. The costs of solicitation will be borne by the Company.

Financial Statements

The audited financial statements of the Company for the year ended March 31, 2002 (the "Financial Statements") together with the Auditor's Report thereon, will be presented to the Company's shareholders at the Meeting. The Financial Statements, together with the Auditor's Report are being mailed to the Company's shareholders as of the Record Date (as defined below) with this Management Proxy Circular.

VOTING SHARES AND PRINCIPAL HOLDERS

Shareholders of the Company who are listed on its Register of Members on the record date of August 29, 2003 (the "Record Date") are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxyholders" above), except to the extent that:

a) any such shareholder has transferred the ownership of any of his shares after August 29, 2003; and

b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders entitled to vote at the Meeting,

in which case the transferee is entitled to vote those shares at the Meeting.

As of August 29, 2003, the Company had 21,167,230 common shares issued and outstanding. All issued and outstanding shares in the capital of the Company are of the same class and each carries the right to one vote.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than Peter Allard, who owns 4,963,558 common shares of the Company representing 23.4% of the issued and outstanding shares of the Company

and Global Communications Limited, who owns 4,895,833 common shares of the Company representing 23.1% of the issued and outstanding shares of the Company.

RECEIPT OF DIRECTORS' REPORT AND FINANCIAL STATEMENTS

The Directors' Report and the financial statements of the Company for the financial year ended March 31, 2003 and accompanying auditor's report will be presented at the Meeting.

APPOINTMENT OF AUDITOR

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants as the auditor of the Company to hold office until the next annual meeting of shareholders of the Company or until a successor is appointed at a remuneration to be fixed by the directors. Deloitte & Touche LLP have been the Company's auditors since 1988.

The resolution must be approved by a majority (more than 50%) of the votes cast by the shareholders of the Company who, being entitled to do so, vote in respect of this resolution.

Unless otherwise instructed, the shares represented by the enclosed form of proxy will be voted for the appointment of Deloitte & Touche LLP, Chartered Accountants.

ELECTION OF DIRECTORS

The term of the office of each of the present directors of the Company expires at the Meeting. The Company's Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles and By-laws of the Company or the *Canada Business Corporations Act* or he or she becomes disqualified to act as a director.

The following table sets out the names of management's nominees for election as directors, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this Management Proxy Circular.

Name, Residence and Present Office held with the Company	**Principal Occupation or Employment for Last Five Years**[(1)]	**Periods during which Has Served as a Director**	**Shares Owned**[(1)]
Leanne Bate Vancouver, B.C. *Interim President, Chief Executive Officer & CFO and Director*	President, iN8 Consulting, whose principal business is strategic consulting, January 2000 to present; Director, Strategic Accounts, Rogers Cablesystems, a cable television service provider, April 1996 to January 2000	since April 27, 2000	4,000

Name, Residence and Present Office held with the Company	Principal Occupation or Employment for Last Five Years [1]	Periods during which Has Served as a Director	Shares Owned[1]
Hagen Kennecke, MD, MHA Vancouver, B.C. *Director*	Internist, Providence Health Care, St. Paul's Hospital, 2000 to present; Project analyst, The Wellesley Hospital, 1995 to 2000	Since July 29, 2002	Nil
Robert King Vancouver, B.C. *Director*	President, King Pacific Capital Corporation, whose principal business is providing financial services, 1994 to present; Director, ATS Asset Tracking Systems Inc, 2000 to present; Director, Innovelle Inc, 2000 to present.	Since July 16, 2001	25,000

(1) The information as to principal occupation and shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.

The Board of Directors is currently comprised of three directors, two of which are considered by the Board to be unrelated directors. The Board considers an unrelated director to be independent of management and free from any interest in any business or relationship which could or could be reasonably perceived to materially interfere with the director's liability to act with a view to the best interests of the Company.

The Company does not have an executive committee nor a compensation committee. The Company has an audit committee, the members of which are Leanne Bate, Hagen Kennecke, MD and Robert King.

The audit committee reviews the annual and interim financial statements of the Company and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board with respect to such statements and documents. This committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in the Company's business and risk management programs relating thereto. This committee also reviews with the auditors the adequacy of the internal accounting control procedures and systems within the Company.

The Company's Board of Directors does not contemplate that any of its nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors in place of the nominee or nominees unable to serve.

Unless otherwise indicated, the shares represented by the enclosed form of proxy will be voted for the election of the nominees listed above.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

For purposes of this management proxy circular, "executive officer" of the Company means an individual who at any time during the financial year ended March 31, 2003 was the Chair or a Vice-Chair of the Company where the person performed the functions of such office on a full-time basis; the President; any Vice-President in charge of a principal business unit such as sales, finance or production; any officer of the Company or of a subsidiary of the Company who performed a policy-making function in respect of the Company.

As at March 31, 2003, the Company had one Executive Officer, being Leanne Bate. Michael E. Pezim, MD, was an Executive Officer of the Company until July 16, 2001 when he resigned as a director, President and Chief Executive Officer of the Company. Nicola Sutton was an Executive Officer until December 6, 2001 when she resigned as Secretary and Chief Operating Officer. Riaz Rawji was employed by the Company as its Chief Technical Officer from February 14, 2000 to May 24, 2001.

Summary Compensation Table

The following table contains a summary of the compensation paid to Executive Officers during the three most recently completed financial years. For this purpose, an "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of the office on a full-time basis.

Name and Principal Position	Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options / SARs[1] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[2] Payouts ($)	
Leanne Bate Interim President, CEO, CFO and Secretary	2003/03/31 2002/03/31 2001/03/31	$73,224 $68,300 N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Michael E. Pezim, MD President, CEO, Chairman [3]	2003/03/31 2002/03/31 2001/03/31	Nil $57,692 $250,000	Nil Nil Nil	Nil $24,610[4] $30,552[5]	Nil Nil 80,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Nicola Sutton COO, Secretary [7]	2003/03/31 2002/03/31 2001/03/31	Nil $66,938 $110,000	Nil Nil $8,340	Nil $7,205[8] $3,000[9]	Nil Nil 125,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Name and Principal Position	Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options / SARs[1] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[2] Payouts ($)	
Riaz Rawji Chief Technical Officer [10]	Nil 2002/03/31 2001/03/31	Nil Nil $111,250	Nil Nil Nil	Nil Nil Nil	Nil Nil 15,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "LTIP" or "long term incentive plan" means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) From July 9, 1996 to July 16, 2001.

(4) This amount includes vacation paid in lieu of time in the amount of $15,610 and consulting fees paid in the amount of $9,000.

(5) This amount includes director's fees in the amount of $3,000 and an interest benefit of $27,552.

(6) This amount includes vacation paid in lieu of time taken in the amount of $14,423, director's fees in the amount of $12,000 and an interest benefit of $2,657.

(7) From March 30, 1999 to December 6, 2001. Ms. Sutton resigned as Chief Operating Officer on December 2, 2001.

(8) This amount is for vacation paid in lieu of time.

(9) This amount is for director's fees in the amount of $3,000.

(10) From February 14, 2000 to May 24, 2001.

Options and Stock Appreciation Rights

There were no incentive stock options or stock appreciation rights granted to Executive Officers or any of the Company's directors during the Company's most recently completed financial year.

There were no incentive stock options or stock appreciation rights exercised by any Executive Officer or director of the Company during the Company's most recently completed financial year and no stock options or stock appreciation rights were held by any of the Company's Executive Officers or directors at year-end.

Option and SAR Repricings

During the most recently completed financial year, no incentive stock options or stock appreciation rights held by any of the Company's Executive Officers or directors were repriced downward.

Long-Term Incentive Plans

The Company does not have any long-term incentive plans, pension or retirement plans, bonus, profit sharing or other plan of remuneration, contract or understanding in which any directors or officers of the Company is to participate.

Termination of Employment and Employment Contracts

The Company currently has no plan or arrangement whereby any Executive Officer or director may be compensated in the event of that officer's or director's resignation, retirement or other termination of

employment or directorship in the Company, or in the event of a change of control of the Company or a subsidiary or a change in the Executive Officer's or director's responsibilities following such a change of control.

Employment Agreements

Leanne Bate: The Board of Directors appointed Ms. Bate as its interim President, Chief Executive Officer and Chief Financial Officer on July 16, 2001. The Company pays Ms. Bate a consulting fee based on time expended at a rate of $80.00 per hour.

Compensation of Directors

The Company has no standard arrangement pursuant to which any of the directors are compensated by the Company for their services in their capacity as directors other than the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the financial year ended March 31, 2003, the Company paid no directors' fees.

During the financial year ended March 31, 2003, no stock options were granted to non-Executive Officer directors of the Company

During the financial year ended March 31, 2003, no incentive stock options were exercised by non-Executive Officer directors of the Company:

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Other than routine indebtedness, no director or officer of the Company, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

Other than routine indebtedness, the aggregate indebtedness to the Company and any of its subsidiaries, and to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, of all officers, directors, employees and former officers, directors and employees of the Company or any of its subsidiaries as of March 31, 2003 was Nil.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or officers of the Company or its subsidiaries.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Management Proxy Circular, no insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee has had any material interest, direct or indirect, in any transaction since the beginning

of the Company's last completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Loan

Peter A. Allard, of Seaview, Chancery Lane, Christ Church, Barbados, B.W.I., who is an insider of the Company by virtue of the fact that he owns more than 10% of the issued shares of the Company, entered into an agreement with the Company dated June 21, 2001, pursuant to which he agreed to lend to the Company up to $200,000 (the "Loan") in weekly advances of $25,000. The Loan is payable on demand, although no demand could be made before September 6, 2001 except in the event of default. The Loan bears interest at the rate of 12% per annum and interest only is payable on the last day of each month. There was a 1% ($2,000) commitment/processing fee paid. There is also an annual facility fee of 10% of the balance outstanding 30 days prior to the anniversary date of the agreement. The Loan is secured by a general security agreement over the assets of the Company. As of the date of this Management Proxy Circular, the Company still owes Mr. Allard $200,000 in principle under the Loan. There is no interest owing as of the date of this Management Proxy Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed under "Particulars of Other Matters to be Acted Upon", no director or officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

POTENTIAL CONFLICTS OF INTEREST

Financial Assistance

The Company has not, since the beginning of its last completed financial year, granted any financial assistance to:

a) a shareholder of the Company or any of its affiliates who is not a director, officer or employee thereof, or to an associate of any such shareholder; or

b) to any person in connection with a purchase of shares issued or to be issued by the Company;

which is material to the Company or any of its affiliates or to the recipient of the assistance.

Indemnification

There has been no indemnification paid and no indemnification became payable, with respect to the most recently completed financial year of the Company, to any director or officer of the Company, any former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, or his heirs or legal representatives.

Insurance

The Company has not purchased any liability insurance for the benefit of any director or officer of the Company, any former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, or his heirs or legal representatives.

Court Actions

The Company is not a party to any oppression action or derivative action brought under section 239 or 241 of the *Canada Business Corporations Act*

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan - General Authority

The current policies of the TSX Venture Exchange require that all companies listed on the Exchange adopt a Stock Option Plan. As a result of the Company's board of directors is requesting shareholder approval to the adoption of such.

The following information is intended as a brief description of the proposed Stock Option Plan and is qualified in its entirety by the full text of the proposed Stock Option Plan, which will be available for review at the Meeting.

1. The maximum number of shares that may be issued upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of grant, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2. The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to consultants or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

3. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Stock Option Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire no later than the 90th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Stock Option Plan.

Options granted to an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be so employed.

5. The options may be subject to such vesting schedule over time as the board of directors may, in its discretion, implement or as may be required by the Exchange.

The Stock Option Plan will be administered by the Company's secretary or such other senior officer or employee as may be designated by the board of directors from time to time. Upon the approval of the Stock Option Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company or its affiliates regularly employed on a full-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

Accordingly, at the Meeting, the shareholders will be asked to pass the following resolution:

> "BE IT RESOLVED, AS AN ORDINARY RESOLUTION that the Company approve, subject to regulatory approval, the adoption of a stock option plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant".

The above resolution must be approved by a majority (more than 50%) of the votes cast by the shareholders of the Company who vote at the Meeting in person or by proxy.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this management proxy circular have been approved, and the delivery of it to each director, each shareholder of the Company entitled thereto, the auditor of the Company and to the appropriate regulatory agencies has been authorized, by the board of directors of the Company.

Dated at Vancouver, British Columbia this 29th day of August, 2003

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *"Leanne Bate"*
Leanne Bate, Interim Chief Executive Officer

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Vancouver, British Columbia this 29th day of August, 2003

MEDBROADCAST CORPORATION

(signed) *"Leanne Bate"*
Leanne Bate
Interim Chief Executive Officer & Chief Financial Officer

Proxy

ANNUAL MEETING (THE "MEETING") OF SHAREHOLDERS OF

MEDBROADCAST CORPORATION (THE "COMPANY")

MEETING DATE:	September 30, 2003
MEETING TIME:	2:00 p.m. (Vancouver time)
MEETING LOCATION:	Second Floor, Conference Centre 888 Dunsmuir Street Vancouver, British Columbia, Canada V6C 3K4

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Leanne Bate, the Interim President and a Director of the Company, or failing this person, Hagen Kennecke, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the accompanying Notice of Meeting and Management Proxy Circular)

	For	Withhold
1. To appoint Deloitte & Touche LLP as the auditor of the Company at a remuneration to be fixed by the directors.	☐	☐
2. To elect the following persons as directors of the Company	☐	☐
a) Leanne Bate	☐	☐
b) Robert King	☐	☐
c) Hagen Kennecke		
	For	**Against**
3. To consider and, if thought fit, pass a resolution approving, at the discretion of the board of directors of the Company, the implementation of a stock option plan under the terms and conditions set forth in the Management Proxy Circular dated August 29, 2003.	☐	☐

04 APR -9 AM 7:21

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting or any adjournment of the Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE SIDE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than 4:30 p.m. (Toronto time) on September 26, 2003 or at least forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

12

Computershare

Computershare Trust Company of Canada
Stock Transfer Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

September 4, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Medbroadcast Corporation

We confirm that the following material was sent by pre-paid mail on September 3, 2003, to the registered shareholders of Common shares of the subject Corporation:

1. Report to Shareholders
2. Notice of Annual Meeting / Management Proxy Circular / Quarterly and Year End Report BC Form 51-901F for the quarter ended March 31, 2003 / Consolidated Financial Statements for the years ended March 31, 2003 and 2002
3. Proxy
4. Supplemental Mail List Return Card - Registered Shareholders
5. Supplemental Mail List Return Card - Beneficial Shareholders
6. Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List cards, were sent by courier on September 3, 2003 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

04 APR -2 AM 7:21

13

MEDBROADCAST CORPORATION

303 – 343 Railway Street
Vancouver, British Columbia
V6A 1A4

ANNUAL INFORMATION FORM

August 29, 2003

MEDBROADCAST CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

CORPORATE STRUCTURE

Name and Incorporation

Medbroadcast Corporation (the "Corporation") was incorporated pursuant to the *Company Act* (British Columbia) on February 15, 1988 under the name "Prime Equities Inc.". On March 20, 1989, the Corporation's Memorandum was amended to increase the authorized capital of the Corporation from 10,000 Common shares without par value to 1,000,000 Common shares without par value. On June 1, 1990, the Corporation's Memorandum was further amended to increase the authorized capital of the Corporation to 700,000,000 shares divided into 400,000,000 Common shares without par value and 300,000,000 Preference shares without par value and the Corporation's Articles were altered by the addition of Part 27 Special Rights and Restrictions relating to the Preference shares. On October 25, 1991, the Corporation's Memorandum was further amended to change the name of the Corporation to "Prime Equities International Corporation", to consolidate its Common shares on a ten-for-one basis, and to increase the authorized capital back up to 700,000,000 shares divided into 400,000,000 Common shares without par value and 300,000,000 Preference shares without par value. On September 11, 1992, the Corporation's Articles were replaced in their entirety with new articles. There were no material changes to the Articles. On August 11, 1998, the Corporation's Memorandum was amended to change the name of the Corporation to "medEra Life Science Corporation". On January 4, 2000, the Corporation continued (the "Continuation") into the federal jurisdiction of Canada pursuant to the *Canada Business Corporations Act*. Concurrent with the Continuation, the Corporation changed its name to "Medbroadcast Corporation" and revised its authorized capital to consist of an unlimited number of common shares and 300,000,000 preference shares. In conjunction with the Continuation, the Corporation adopted By-laws in place of the Articles. Management of the Company is of the view that the By-laws are substantially the same as the Articles.

Subsidiaries

As of March 31, 2003, the Corporation's subsidiaries were as follows:

Name	Jurisdiction of Incorporation, Continuance or Organization	% voting shares owned or over which control or direction is exercised by the Company	% non-voting shares owned or over which control or direction is exercised by the Company
Allcorp Management, Inc.	Arizona	100%	N/A
Lost Lake Exploration Camp Ltd.	British Columbia	100%	N/A
Encore Ventures Ltd.	British Columbia	100%	N/A
691675 Alberta Ltd.	Alberta	100%	N/A

CyberActive Technology Ltd.	British Columbia	100%	N/A

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Corporation is involved in the businesses of developing and distributing online medical and health information via its website www.medbroadcast.com and in investigating and developing additional complementary business opportunities within the health field. The historical operations of the Corporation which relate to providing administrative, exploration and other management and consulting services to various resource companies including companies in which it may have an equity interest have been discontinued.

During the year ended 2001, the Corporation continued the development and operation of its medical information website, medbroadcast.com. The Company completed equity financings during the fiscal year for cash proceeds totaling $5,386,451 and also issued shares for advertising services totaling $4,980,572. These included investment received from CanWest Global Communictions Corp. ("Global") totaling $10 million ($5.0 million in cash and $5.0 million in advertising services) and other financings totaling $529,580. Medbroadcast was a co-applicant with Global in an application to establish a new, digital specialty health television broadcast service, which was denied by the CRTC on November 24, 2000. CyberActive Technology continued development activities funded by the Corporation. The Company discontinued its HealthMart.ca in November of 2000 due to low utilization. There were no material exploration activities during the year and the Company continued its plan of divesting of its investment holdings in junior resource companies. The financial results for the year ended March 31, 2001 included revenues of $238,629 and an operating loss of $8,726,391. Development expenses for medbroadcast.com contributed to the loss.

During the year ended 2002, the Corporation continued the development and operation of medbroadcast.com. The Company completed equity financings during the fiscal year for gross proceeds of $500,000. Medbroadcast began to leverage its investment in the website with revenues of $250,360 generated from the sale of advertising, sponsored and related services . Subsequent to year-end, Medbroadcast transferred its CyberPatient Technology license to UBC and Dr. Karim Qayumi, retaining an interest in the resulting company, thereby relieving itself of any funding obligations. The financial results for the year ended March 31, 2002 included revenues of $250,360 and an operating loss of $4,113,625. The use of advertising credits contributed over $2.5 million to the loss.

In 2003 the Corporation continued to improve its financial performance by reducing annual expenses from over $4.5 million in 2002 to $766,405 in 2003 and by increasing revenue from $250,360 in 2002 to $272,216 in 2003 resulting in an operating loss of less than $500,000 compared to over $4.2 million in 2002. Despite this, and as announced in the Corporation's 2002 AGM material, the Corporation's primary focus for 2003 has been the identification, investigation and combination with an enterprise which will enhance the long term prospects for shareholder return.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Corporation's present primary business activities are: (i) developing and distributing health and medical information on the Internet; and (ii) evaluating and developing additional business opportunities in the health field including the further syndication and exploitation of Medbroadcast branded medical content in multiple media channels including television, print and online channels.

The Corporation presently focuses on the development and management of online medical information services. The Corporation is a leading Canadian provider of online multimedia health and medical content on the Internet. Its website, medbroadcast.com, will create revenues through sponsorship and advertising and content sales.

www.medbroadcast.com

The Corporation has developed an online health information website called "medbroadcast.com" using state-of-the-art webcasting and archived streaming video as its primary means of providing content. The site consists of a number of "channels", each representing a different medical topic. The site delivers over 15,000 pages of medical content, much of it originally developed for medbroadcast.com by the Corporation's network of physician content providers. The central philosophy of medbroadcast.com is patient empowerment through the provision of credible, unbiased information. medbroadcast.com aims to provide the user with information that is needed to take an active role in discussions and decisions regarding their illness and, in so doing, return to them some control and comfort that they would otherwise have lost to their illness.

medbroadcast.com will generate revenues through sponsorship and advertising and content sales. Traffic to Medbroadcast.com has grown steadily since its launch in August 1999. In 2002 and 2003 monthly page views ranged from 1M to 2M page views per month.

Market Opportunity

The Internet is the fastest growing mass medium in history. It is projected to grow from 90 million users in 1999 to an estimated 320 million users by 2001. Revenues will increase from US$43 billion in 1998 to US$400 billion in 2001 and US$1.3 trillion by 2003, by which time online business is expected to account for 10% of all U.S. business sales. The number of people who purchase items on the Internet will increase from 18 million in 1997 to 128 million in 2001.[1]

For the millions of individuals aged 35 to 55, the task of dealing with their own health, and the health of their children and aging parents is being made simpler by the Internet. The Internet breaks traditional

---

[1] Forrester Research Inc., Cambridge, Massachusetts

barriers to access to the highly fragmented health care industry. Thirty million Internet surfers searched the Internet for medically related information in 2000, double that of the previous year[2].

To address the needs of this market, Medbroadcast Corporation created medbroadcast.com, a health information site for consumers. medbroadcast.com provides:

(a) credible, relevant consumer-oriented medical information;

(b) a strong, supportive online community of users that provides support and ideas to one-another and develops site loyalty; and

(c) a safe and supportive environment for women.

medbroadcast.com's Competitive Advantages

The majority of consumer medical sites are text-based, superficial, and blur the boundaries between mainstream medicine and alternative notions. Medbroadcast Corporation distinguishes itself by using state-of-the-art streaming video as its primary means of providing original and compelling content, by being an in-depth personal resource, and by being highly credible. medbroadcast.com was conceived and created by physicians with decades of experience in patient education, and is managed by business experts.

medbroadcast.com was conceived as an online medical broadcasting station. It is organized into channels, each representing a different medical topic or life stage. medbroadcast.com uses state-of-the-art multimedia and Web technology to provide leading-edge graphics, video on demand, audio, animations and interactive features. In management's view, video and motion graphics provide a much more effective learning environment for adults than do text-only materials. Particularly in areas in which patient testimonials are employed, the emotional impact that video can deliver will create a compelling learning environment for users. By using these more advanced capabilities of the Web, branding and market recognition of medbroadcast.com are enhanced. Medbroadcast Corporation is positioned to capture the increasingly large segment of the market that connects to the Internet at high-speed rates..

Principal competitors of medbroadcast.com include Healtheon/WebMD Corporation (Nasdaq: HLTH), MediResource and Health Canada. While there currently exist many Internet based sites which offer selected medical products and information, there is no single, Canadian, well-established, comprehensive site offering this type of credible, focused, broadcast information for the lay consumer. Most sites are technically unimpressive and offer primarily text-based information. Some are directed at the professional community. Most sites generate revenues from subscription fees for access to the site or advertising/sponsorship fees. medbroadcast.com's customization features ensure that advertising is directed specifically at target audiences and that audiences see only the most relevant advertising. Examples of other websites providing medical content and soliciting advertising/sponsors include:

---

[2] CyberDialogue Inc.. "The Health Care Industry in Transition", 1998

healtheon/WebMD/onhealth.com - WebMD provides a wide range of health and wellness information for the consumer including detailed content on a number of health-related topics and conditions and local health related news and information. This company has a number of distribution and content partnerships. Revenues consist of advertising, content licensing, e-commerce and other service fees.

americasdoctor.com – Founded by physicians in 1994, AmericasDoctor provides pharmaceutical and biotech companies and contract research organizations an exclusive source for conducting phase II-IV clinical research. By integrating a leading, private-practice physician network, comprehensive site management and a solid patient recruitment program, AmericasDoctor provides a broad range of services fundamental to executing sound clinical trials expeditiously and economically.

The rapid growth of the Internet as an information medium and the continuing quest by consumers for medically-related information virtually guarantees the development of additional competition. However, the Corporation is confident that it is well positioned for competitive advantage in the future by virtue of its unique blend of characteristics including industry experience, history and emerging market presence..

The medbroadcast.com Site

medbroadcast.com provides relevant, comprehensive information on a variety of health and life stage topics in an interactive, integrated, one-stop environment for consumers. Medbroadcast Corporation recognizes four types of users of its site and has created an environment that serves the needs of each:

(a) the novice medical information seeker (requires clear and simple navigation systems in a friendly environment);

(b) the motivated patient (looking for in-depth resources);

(c) the health-conscious individual (wants preventive information and risk-assessment tools); and

(d) the support-seeker (a safe community of like-minded users for support and suggestions).

Each channel on medbroadcast.com has its own home page, which consolidates and makes readily accessible all related information features and in-depth resources, health management tools, community opportunities and e-commerce opportunities. This integration supports a variety of tasks by all types of users. Some of the elements of the integration include:

- thousands of pages of original content, much of it made especially for medbroadcast.com by Canadian physicians;
- links to encyclopedia database for general information on all topics, to Medline for in-depth information for the motivated user, and to other major organizations and information sources for supplementary information;

- Broadcast Library - one of the largest collections of health-related videos and animations on the Internet;
- My Health Record – a password-protected personal medical record created and maintained by users to help them track and manage key health and medical information and indicators. Private and secure with access anytime from anywhere;
- Drug database – a comprehensive pharmaceutical resource providing information on prescription and non-prescription medications.
- news – current (daily) health care industry and topic-related news;
- support groups – 7,500 support groups networked to the site with unique mapping capability allowing user to identify group by topic then to drill down through province and city/town to street address and location;
- newsletter – text format to subscribers with relevant current health information and site updates; and
- interactive health management tools – an assortment of health management and assessment tools integrated into relevant content areas.

Technical Environment

On March 10, 1999, Medbroadcast Corporation and Ericsson Communications Inc. ("Ericsson") announced the formation of a strategic alliance to develop medbroadcast.com. Ericsson is one of the world's leading internet protocol ("IP") and wireless communications companies, with over 100,000 employees and offices in 140 countries. . As part of the alliance, Ericsson provided the technical project design and management, overall site architecture, advertising module development, e-commerce, pharmaceutical and content engines, as well as strategies for scalability, storage and delivery, and systems for international live event transmission.

medbroadcast.com is built on a robust and scalable Unix-based, Sun Microsystems, Oracle Database-driven platform that incorporates 34 software applications. The site is capable of handling high-bandwidth content and dealing with massive traffic demands. Downtime failure is secured by mission critical redundancies through paired servers.

Site-hosting environment is provided by Group Telecomm, a dedicated high-speed business Internet service. Group Telecomm provides a high-speed ATM backbone with flexible, scalable bandwidth up to 10 MBPS per second. Downtime due to network failures is minimized through fully redundant routing fabrics connected to self-healing fiberoptic rings. With its southbound network running speeds of OC-192, the Group Telecomm service provides one of the fastest and most robust connection to the Internet in western Canada. The Group Telecomm facility provides 24-hour access, full back-up service, superior connectivity and continuous service capability.

medbroadcast.com advertising programs are supported by the powerful NetGravity software package that provides extensive management and reporting capabilities.

Stage of Development

The medbroadcast.com website went live on August 12, 1999 and is frequently updated as news, information and other new content are made available on the site. By May 2001, page views reached over 2 million per month. In July 2001 mdbroadcast.com was nominated for a Webby award in the health category.

New Opportunities for Medbroadcast Corporation

The Corporation is evaluating and developing a number of new business opportunities that include the provision of internet-delivered services and information to participants in the Canadian healthcare industry in addition to patients including; physicians, pharmaceutical and medical supply companies, laboratories and clinics, insurance providers, payors and government. In addition the Company is focused on the further syndication and distribution of its branded medbroadcast content on additional distribution channel in print, television, radio and online formats. Finally, the Company is continuing its efforts in identifying and evaluating other additional business opportunities with a view enhancing shareholder value.

Private Placement

During 2002 the Company issued 3,125,000 units for gross proceeds of $500,000. Pursuant to a letter agreement dated August 31, 2001 with Global and Peter Allard ("Allard"). Global and Allard each invested $250,000 for 3,125,000 units of the Company. Each unit consists of one common share at $0.16 and a two-year warrant to purchase an additional share at $0.19 per share. Additionally, Global will provide the Company with advertising credits totaling $1,000,000 over two years to be used on 'Global media properties in addition to the $530,000 unused credits remaining under a prior agreement, sell advertising for the Company and purchase content and services to a guaranteed minimum amount of $450,000 over a year and provide certain management services to the Company. The agreement between the Company and Global dated July 17, 2000 whereby the Corporation issued 3,333,334 units, at a price of $3.00 per unit, for proceeds of $10,000,000, and warrants to purchase additional common shares of the Corporation at prices ranging from $4.00 to $5.00 per share, was terminated.

CyberPatient

CyberActive is developing its first product, CyberPatient, a computer program which is an application software program development engine. The product being developed is intended to be an interactive netcentric software engine with the potential of manifesting 1,600 disease states through a "virtual" patient. This software assists in medical education by providing health care students, workers and practitioners with the case studies of actual patients whose complete medical scenarios have been digitized into disease specific interactive diagnostic training sequences or modules. With this program,

the user is capable of talking with the patient, physically examining the patient, performing necessary laboratory tests and treating the patient with medication, non-invasive or invasive procedures and/or surgery. CyberPatient has three unique features that enable it to be used as an interactive educational tool: (i) a "virtual" professor providing immediate feedback; (ii) tracking of the responses of the user; and (iii) tracking of costs incurred from laboratory and treatment options. The content of CyberPatient is being prepared by specialists in each field and is peer-reviewed. In addition, the peer-review process and the quality of the product are being monitored by a Scientific Advisory Board. CyberActive intends to release CyberPatient as a series of internet-delivered educational modules that focus on different disease areas and are intended to be used by medical students for home study, by medical educators for teaching and examination purposes and by health care professionals for continuing education. CyberActive has completed development of an alpha version module for one disease.

Transfer of Cyberpatient Technology License

Under a license agreement dated June 1, 1997 with UBC, CyberActive held the right to develop interactive medical software. Pursuant to the terms of an assignment of License Agreement dated July 23, 2002, CyberActive assigned its license to IMC Interactive Medical Curriculum Inc. ('IMC"), a company controlled by Dr. Qayumi, in consideration for 750,000 shares of IMC. UBC consented to the assignment. Pursuant to terms of the Amended and Restated Agreement, UBC is entitled to a royalty of 6% of gross revenues from IMC to a total of $2,000,000. UBC, CyberActive and the Corporation have agreed to a Royalty Sharing Agreement whereby UBC will pay to the Corporation 50% of royalties received from IMC to a total of $1,000,000. Additionally, the Corporation is relieved of any obligations to further finance the development and commercialization of the CyberActive technology.

Competition

Three principal categories of medical education software are emerging in the rapidly growing market for educational software. The first category consists of multimedia products that duplicate textbook information. The second category consists of more dynamic representations of traditional reference information, which, however, do not enable the students to develop any diagnostic skills. The third category consists of products which actually simulate the doctor/patient experience. CyberActive believes that in this third category, ClinicSoft, developed by the Faculty of Medicine at the University of Iowa in 1995 and currently marketed by Digital Resources In Learning Inc., is the only product known to the Company that can be considered directly competitive to CyberPatient. CyberActive believes that CyberPatient is superior to ClinicSoft for a number of reasons, including ease of use without special training and immediate feedback via the built in "virtual" professor.

Resource Properties

The Corporation no longer holds any significant direct or indirect interests in resource properties due to its focus on online health information and the sale of products and services related thereto. Office Space

The Corporation sub-leases approximately 1,500 square feet of office space at Suite 303-343 Railway Street, Vancouver, British Columbia for its corporate offices. The sub-lease is on a month to month basis and and requires rental payments of approximately $6,000 per year.

Competition

Significant competition exists for health industry acquisition opportunities. Refer to "Narrative Description of the Business – Online Health Information, Products and Services". As a result of this competition, some of which is with large established companies with substantial capabilities and greater financial and technical resources than the Corporation, the Corporation may be unable to acquire rights to exploit additional attractive medical technology products or services on terms it considers acceptable. Accordingly, there can be no assurance that the Corporation will acquire any interest in additional medical technology operations.

Research and Development Activities

During the year ended March 31, 2003 the Corporation spent an aggregate of $Nil on research and development.

Staffing

The Corporation has a full time staff of approximately three persons who perform these administrative, technical, management and administrative services, and, from time to time, engages outside consultants and subcontractors. The Corporation's staff consists of one executive officer and two other management, administrative and technical personnel. The Corporation intends to increase or reduce such staffing as may be necessary in order to serve the needs of its clients.

Risk Factors

The securities of the Corporation are considered speculative due to the nature of the Corporation's business. Certain risks are associated with the operation of the Corporation's business including:

Dependence on Management

The success of the Corporation will be dependent largely upon the personal efforts of senior management who bring skills and experience to various critical aspects of the business. The loss of the services of one or more key personnel could have a material adverse effect upon the business and prospects. The success of the Corporation is largely dependent upon its ability to hire and retain qualified management and personnel. There can be no assurance that the Corporation will be able to do so, and failure to do so could have a material adverse effect upon medbroadcast.com and its prospects.

Dependence on the Continued Growth of the Internet

The Internet is relatively new and is rapidly evolving. The Corporation's business, financial condition and results of operations will be materially and adversely affected if Internet usage, advertising and ecommerce expenditures do not continue to grow. Medbroadcast.com, the Corporation's online presence, must adapt as the Internet continues to evolve. To be successful, medbroadcast.com must adapt to the changing technologies in an evolving market by continually enhancing our web site and introducing new services to address our customers' changing demands. This will require a continuous level of development and capital spending and the Corporation could incur substantial additional costs if it needs to modify its services or infrastructure.

Technical Obsolescence

While the Corporation contemplates that the products and services it develops will be the latest available, there are uncertainties as to the useful life of these products. Product innovation on the Internet is taking place at a rapid pace resulting in unforeseen technical and competitive threats that may make these products become obsolete faster than anticipated. This would result in greater than anticipated costs and implementation costs, resulting significantly reduced revenues and net income.

Uncertainty of Acceptance and Effectiveness of Internet Advertising/Sponsorship

The Corporation anticipates deriving a significant portion of its revenues from the sale of advertisements and sponsorships on its website. Since the Internet advertising market is new and rapidly evolving, the Corporation cannot gauge its acceptance by advertisers as an effective medium. Moreover, widespread adoption of "filter" software programs that allow Internet users to limit or prevent advertising from being delivered to their computer could adversely affect the commercial viability of Internet advertising and, as a result, the Corporation's business and financial condition.

Regulatory Oversight Related to Health Care Delivery

Some states have enacted laws which prohibit the "corporate practice of medicine" by business entities such as the Corporation. The Corporation has attempted to structure its services so that they will not constitute the practice of medicine. However, in the event that a state or other regulatory agency determines that any part of the Corporation's services constitutes practicing medicine without a license, it will be required to revise or terminate that part of the business and the Corporation may be subject to liability. Moreover, various state and federal laws also govern the delivery of health care services and goods. In the event a state or federal regulatory agency determines that the Corporation's relationship with an advertiser that delivers health care services or goods violates any laws prohibiting the offer, payment or receipt of remuneration to induce referrals to entities providing health care services or goods, the Corporation could be subjected to fines and other costs and could be required to revise or terminate that portion of its business.

The Internet is Subject to Legal Uncertainties and Potential Government Regulations

The Corporation anticipates that there will be an increasing number of laws and regulations relating to the Internet. These laws and regulations may relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. In addition, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. Any new law or regulation, or the adverse application or interpretation of existing laws, may decrease the growth in the use of the Internet or our web site. This could decrease the demand for the Corporation's services, increase its cost of doing business or otherwise have a material adverse effect on the Corporation's business, financial condition and results of operations.

Competition

While the potential market is huge, it is anticipated that it will attract significant competition. The Corporation's management team has significant strengths and skills, as well as access to information that may be a barrier to entry for competitors who may not be able to quickly build the reputation and relationships that medbroadcast.com has. There is no assurance that competitors will not be able to duplicate medbroadcast.com's business model over the long term.

There are a number of competitors currently delivering online health content. Some are better financed, have longer operating history as online health information providers and have better brand recognition than the Corporation. The Corporation believes that competition will continue to increase a new entities enter the market and as current competitors expand their business, resulting in increased pricing pressures which could in turn result in reduction of fees, lower margins, loss of clients and reduced visitor traffic to the Corporation's website.

No Assurance of Successful Development

There can be no assurance that the research and development to be conducted by the Corporation or its affiliates will result in commercially viable products. The likelihood of success must be considered in light of the problems, expenses, difficulties and delays frequently encountered in connection with the development, manufacture and marketing of a new product. These include, without limitation, the need to efficiently organize administrative and research functions, the need to solve manufacturing, production and marketing problems which may be compounded by competition, and the need to successfully complete required financing. The Corporation's success and continued operations depend on its ability to acquire financing for the development, manufacture and marketing of commercial product and on its ability to liquidate certain of its investments.

General Economic Conditions and Financing

The general economic conditions may deteriorate in such a manner as to affect the availability of capital from the financial markets. As a small but growing Corporation, the Corporation will need more capital

than it has available to it or can expect to generate through the growth of revenues. The Corporation expects that it will have to raise considerable funds in addition to the funds being raised hereunder in order to meet its continuing needs. There is no assurance that the Corporation will be able to raise the funds needed for its business. Failure to raise the necessary funds or raise them in a timely fashion would seriously impact the Corporation's growth plans.

Further, economic conditions of the target customers may deteriorate so that customers are unwilling or unable to complete purchase commitments. The impact of economic cycles may affect the propensity to buy the Corporation's products and such conditions may have a material adverse effect on the Corporation's business, operations and prospects.

Speculative Nature of Canadian Venture Exchange Market

The Corporation's shares are traded on TSX Venture Exchange. Such exchange is known as a risk capital exchange where shares of speculative companies are often brought to market and traded. A vast majority of the companies on TSX Venture Exchange have not engaged in profitable operations and are in start up or mineral exploration activities. The liquidity and depth of the market of TSX Venture Exchange may be dependent upon a substantial number of factors including the economy and the desire of investors to enter into a speculative market. This may affect the pricing of the securities of the Corporation as well as the pricing of the securities of companies in which the Corporation has an investment.

Variations in Operating Results

Although the Corporation was incorporated on February 15, 1988, it was an inactive subsidiary of Prime Resources Group Inc. ("PRG") until June, 1990. In June of 1990, the Corporation acquired substantially all of its assets and operations from PRG and began to actively conduct business. Accordingly, the Corporation has had a relatively short operating history. In addition, during the years ended March 31, 1995, March 31, 1996, March 31, 1997, March 31, 1998, March 31, 1999, March 31, 2000 , March 31, 2001, March 31, 2002 and March 31, 2003 the Corporation had net income (losses) of ($1,355,793), $1,417,769, ($4,167,384), ($5,804,412), ($2,623,201), ($7,708,827), ($9,452,519), ($4,113,625) and ($595,586) respectively, shareholder deficits of $16,837,260, $15,461,907, $4,167,389, $9,971,796, $12,594,997, $20,303,824, $29,756,343, $33,869,968 and $1,630,320 respectively, and per share earnings (losses) of ($0.24), $0.21, ($0.55), ($0.75), ($0.30), ($0.60), ($0.56), ($.21) and ($.03) respectively. For further information with respect to the foregoing, see "Management's Discussion and Analysis."

Financing Risks

The Corporation may not in the future have sufficient financial resources to undertake all of its planned expenditures. The development of the Corporation's business may therefore depend upon the Corporation's ability to obtain financing through private placements, public financing or other means. If the Corporation is unsuccessful in raising the required future financing, it could lose its interest in certain

business opportunities. There are no assurances that the Corporation will be successful in obtaining the required future financing.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Year-End Financial Information

	Year Ended March31, 2003	Year Ended March31, 2002	Year Ended March 31, 2001	Year Ended March 31, 2000	Year Ended March 31, 1999
Total Revenues	272,216	250,360	$238,629	$341,181	$587,100
Net Income (Loss) before Extraordinary Items	(595,586)	(4,113,625)	(9,452,519)	(7,708,827)	(2,623,201)
Net Income (Loss)	(595,586)	(4,113,625)	(9,452,519)	(7,708,827)	(2,623,201)
Data per Common Share					
Net Income (Loss) before Extraordinary Items	(0.03)	(0.21)	(0.56)	(0.60)	(0.30)
Net Income (Loss)	(0.03)	(0.21)	(0.56)	(0.60)	(0.30)
Fully Diluted Earnings (Loss)	(0.03)	(0.21)	(0.56)	(0.60)	(0.30)
Dividends declared	-	-	-	-	-
Balance Sheet Data					
Total Assets	764,431	1,415,629	5,079,260	5,500,574	2,948,501
Long Term Debt	-	-	-	-	-

Quarterly Financial Information

	2003				2002			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total Revenues	(3,786)	48,615	107,847	111,968	$134,342	$97,346	$15,746	$2,926
Net Income (Loss) before Extraordinary Items	(258,371)	(110,231)	(111,005)	(115,979)	(430,668)	(247,269)	(1,128,168)	(2,307,520)
Net Income (Loss)	(258,371)	(110,231)	(111,005)	(115,979)	(430,668)	(247,269)	(1,128,168)	(2,307,520)
Data per Common Share Net Income (Loss) before Extraordinary Items	(0.01)	(0.005)	(0.005)	(0.01)	(0.02)	(0.01)	(0.06)	(0.12)

	2003				2002			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net Income (Loss)	(0.01)	(0.005)	(0.005)	(0.01)	(0.02)	(0.01)	(0.06)	(0.12)
Fully diluted Earnings (Loss)	(0.01)	(0.005)	(0.005)	(0.01)	(0.02)	(0.01)	(0.06)	(0.12)

Dividends

There are no restrictions which prevent the Corporation from paying dividends. The Corporation has not paid dividends to date on its common shares and currently has no plans to pay dividends in the near future. Any decision to pay dividends in the future will be based on the Corporation's earnings and financial requirements and other factors which its board of directors may consider appropriate in the circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal Year Ended March 31, 2003

The following discussion of the financial condition, changes in financial condition and results of operations for the years ended March 31, 2003 and March 31, 2002 should be read in conjunction with the Corporation's consolidated financial statements. The financial information presented herein was prepared in accordance with generally accepted accounting principles in Canada

For the year ending March 31, 2003 Medbroadcast had revenues totaling $272,216 compared to $250,360 for the same period last year. The Company's revenues for the year were earned primarily from Canwest Global under an agreement that concluded in October 2002.

The Company incurred operating expenses totaling $766,405 for the year ended March 31, 2003 as compared to $4,474,313 for the year ended March 31, 2002. The most significant operating expenses during the year were for professional and consulting fees of $271,935 in the current year compared to $356,236 in 2002. Advertising expenses were reduced significantly to $26,375 in 2003 from $2,425,109 in the prior year. These advertising expenses relate to the Company's use of its advertising credits under agreements with Canwest Global; in management's opinion, the carrying value of its unexpended advertising credits of $457,334 is recoverable. All other operating expenses were lower in the current period as a result of a reduction in the workforce, termination of external service agreements and a general reduction in operating expenses.

During 2003, the Company recorded a loss on disposal plus write-down of fixed assets of $101,397 that reduced the carrying value of its fixed assets to its estimated fair value of $180,000. Loss on disposal of fixed assets in 2002 was $2,422.

No investments were disposed during 2003 as the Company disposed the majority of its investments in the year ended Mach 31, 2002 and realized a net gain of $155,411.

Net loss for the year ended March 31, 2003 was $595,586 as compared to $4,113,625 for the year ended March 31, 2002, resulting in a loss of$0.03 per share (2002- (0.21))

As at March 31, 2003, the Company had cash totaling $101,412 as compared with $322,616 on March 31, 2002.

The Company had no financing activities during the current year. In the prior year the Company's financing activities included the receipt of three loans in the amounts of $1,000,000, $600,000 and $200,000. Two loans amounting to $1,600,000 were repaid. The remaining $200,000 loan is payable to a shareholder, is due on demand and bears interest at 12% per annum.

Fiscal Year Ended March 31, 2002

During the year ended March 31, 2002 the Corporation continued to alter its direction. The Corporation is now primarily engaged in developing and distributing online health information via its website medbroadcast.com. During the year the website has been enhanced by the launch of a men's channel and a lifestyle channel.

The Corporation raised $441,981 through a private placement during the year. The Corporation received proceeds of $200,000 from a shareholder.

During the year ended March 31, 2002 the Corporation's revenues were $250,360. Operating expenses were $4,474,313. The utilization of advertising credits in the amount of $2,425,109 accounted for the majority of the loss. The Corporation reduced its workforce, terminated external service agreements and generally reduced operating expenses. The disposition of investments in the natural resource sector contributed in a net again of $155,411. These factors resulted in a net loss of $4,113,265 or $0.21 per share.

MARKET FOR SECURITIES

The common shares of the Corporation are listed and posted for trading on the Canadian Venture Exchange Inc. under the trading symbol "MDB".

DIRECTORS AND OFFICERS

The names and municipality of residence of each of the directors, officers and promoters of the Corporation, the principal occupations in which each has been engaged during the immediately preceding five years and the periods during which each has served as a director are as follows:

Name and Present Office held with the Company	Principal Occupation or Employment for Last Five Years[1]	Periods during which Has Served as a Director	Shares Owned[1]
Leanne Bate *Interim President, Chief Executive Officer& CFO and Director*	President, iN8 Consulting, whose principal business is strategic consulting, Jan. 2000 to present; Director, Strategic Accounts, Rogers Cablesystems, Apr. 1996 to Jan. 2000.	since April 27, 2000	4,000
Robert King *Director*	President, King Pacific Capital Corporation, whose principal business is providing financial services, 1994 to present.	Since July 16, 2001	25,000
Hagen Kennecke, MD, MHA *Director*	Internist, Providence Health Care, St. Paul's Hospital, 2000 to present; Project analyst, The Wellesley Hospital, 1995 to 2000.	Since July 29, 2002	Nil

Each director of the Corporation holds office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles and bylaws of the Corporation or he becomes disqualified to act as a director.

The directors and senior officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 29,000 common shares, being .2% of the issued and outstanding common shares of the Corporation.

The Corporation has an audit committee which currently consists of Leanne Bate, Hagen Kennecke and Robert King.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions is contained in the Corporation's Information Circular dated August 29, 2003 for its annual general meeting of shareholders to be held on September 30 2003. Additional financial information is provided in the Corporation's financial statements as at March 31, 2003.

The Corporation will provide to any person, on request to the Corporate Secretary of the Corporation, the following information:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distributions of its securities;

  (i) one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

  (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year, together with the accompanying report of the Corporation's auditors and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

  (iii) one copy of the information circular of the Corporation in respect of its most recent annual general meeting of shareholders that involved the election of directors; and

  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not described under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

To receive such documents, please contact Leanne Bate, Corporate Secretary, Medbroadcast Corporation, 303 - 343 Railway Street, Vancouver, British Columbia, V6A 1A4.

04 APR -3 AM 7:21

(14)

BC Form 51-901F
QUARTERLY REPORT 2/03

Incorporated as part of:

- [x] Schedule "A"
- [ ] Schedules "B" & "C"

ISSUER DETAILS:

NAME OF ISSUER	MEDBROADCAST CORPORATION
ISSUER ADDRESS	303, 343 Railway Street Vancouver, British Columbia, V1A 1A4
ISSUER TELEPHONE NUMBER	(604) 808-3570
ISSUER FAX NUMBER	(604) 921-4882
CONTACT PERSON	Leanne Bate
CONTACT'S POSITION	President
CONTACT'S TELEPHONE NUMBER	(604) 808-3570
CONTACT'S EMAIL ADDRESS	lbate@medbroadcast.com
WEBSITE	www.medbroadcast.com

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Leanne Bate NAME OF DIRECTOR	*"Leanne Bate"* SIGN (TYPED)	"2003/09/10/" DATE SIGNED (YMD)
Robert King NAME OF DIRECTOR	*"Robert King"* SIGN (TYPED)	"2003/09/10/" DATE SIGNED (YMD)

(Signatures for this Form should be entered in TYPED form)

Medbroadcast Corporation
CONSOLIDATED BALANCE SHEETS as at
(Canadian Dollars)
(Unaudited)

	June 30, 2003	March 31, 2003
ASSETS		
Current		
Cash and term deposits	$ 64,704	$ 101,413
Accounts receivable	20,527	25,534
Investments	150	150
	85,381	127,097
Unexpended advertising	457,334	457,334
Fixed assets	180,000	180,000
	$ 722,715	$ 764,431
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 130,367	$ 125,283
Loan Payable	200,000	200,000
	330,367	325,283
SHAREHOLDERS' EQUITY		
Share capital	2,069,468	2,069,468
Deficit	(1,677,120)	(1,630,320)
	392,348	439,148
	$ 722,715	$ 764,431

Approved by the Board

(signed) ______________________

(signed) ______________________

Medbroadcast Corporation

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian Dollars)

(Unaudited)

	Three Months Ended June 30	
	2003	2002
Revenue		
Website revenues	$ -	$ 111,635
Other income	182	333
	182	111,968
Expense		
Communication	111	5,359
Depreciation and amortization	-	31,413
Filing, transfer and other fees	530	(2,234)
Interest	6,307	5,984
Legal fees	14,939	7,821
Office and miscellaneous	3,162	43,903
Professional and consulting fees	21,824	89,362
Wages and benefits	108	35,380
Website hosting	-	10,959
	46,982	227,947
Net loss for the period	(46,800)	(115,979)
Deficit at beginning of the period	(1,630,320)	(33,869,968)
Deficit at end of the period	$ (1,677,120)	$ (33,985,947)
Loss per share	$ (0.00)	$ (0.01)
Weighted average number of shares outstanding	21,167,230	21,167,230

MEDBROADCAST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian Dollars)
(Unaudited)

		Three Months Ended June 30	
		2003	2002
Operating activities			
Net loss for the period	$	(46,800)	(115,979)
Items not involving an outlay of cash:			
Depreciation and amortization		-	31,413
		(46,800)	(84,566)
Change in non-cash operating working capital items:			
Change in accounts receivable and advances		5,007	(47,472)
Change in inventory		-	-
Change in prepaid expenses		-	-
Change in accounts payable and accrued liabliti		5,084	(11,897)
		(36,709)	(143,935)
Financing activities		-	-
Investing activities		-	-
Increase (decrease) in cash during the period		(36,709)	(143,935)
Cash at beginning of period		101,413	322,616
Cash at end of period	$	64,704	$ 178,681
Supplemental disclosure of cash flow information:			
Interest income received	$	-	$ -
Interest paid		6,307	5,984
Income taxes paid		-	-

15

04 APR -2 AM 7:21

BC Form 51-901F
QUARTERLY REPORT 2/03

Incorporated as part of:	☐ Schedule "A"
	☒ Schedules "B" & "C"

ISSUER DETAILS:	
NAME OF ISSUER	MEDBROADCAST CORPORATION
ISSUER ADDRESS	303, 343 Railway Street Vancouver, British Columbia, V1A 1A4
ISSUER TELEPHONE NUMBER	(604) 808-3570
ISSUER FAX NUMBER	(604) 921-4882
CONTACT PERSON	Leanne Bate
CONTACT'S POSITION	President
CONTACT'S TELEPHONE NUMBER	(604) 808-3570
CONTACT'S EMAIL ADDRESS	lbate@medbroadcast.com
WEBSITE	www.medbroadcast.com

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Leanne Bate	*"Leanne Bate"*	"2003/09/10/"
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YMD)
Robert King	*"Robert King"*	"2003/09/10/"
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YMD)

(Signatures for this Form should be entered in TYPED form)

MEDBROADCAST CORPORATION

SCHEDULE B

SUPPLEMENTARY INFORMATION

Medbroadcast Corporation
FOR THE YEAR ENDED June 30, 2003

Expenditures to Non-Arms Length Parties

Fees to director	$ 12,044
Interest to a shareholder	$ 6,307

SECURITIES ISSUED DURING THE QUARTER ENDED MARCH 31,2003

Date of issue	Type of security	Type of issue	Number of shares	Price	Total proceeds	Type of consideration	Commission

No securities were issued during the quarter ended June 30, 2003

Date granted	Number	Name	Exercise price	Expiry date

No options were granted during the quarter ended June 30, 2003

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT June 30, 2003

Class	Par Value	Authorized	Issued	
			Number	Amount
Common	N.P.V	Unlimited	21,167,230	$ 2,069,468
Preferred	N.P.V	300,000,000	Nil	Nil

OPTIONS AND WARRANTS OUTSTANDING AS AT June 30, 2003

Security	Number or amount	Exercise or convertible price	Expiry date
Warrants	2,631,579	$0.19	August 31, 2003

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT June 30, 2003

	Number of shares
Pooling	265,958

LIST OF DIRECTORS AS AT August 29, 2003

Leanne Bate
Robert King
Hagen Kennecke

LIST OF OFFICERS AS AT August 29, 2003

Leanne Bate - Interim President, Interim Chief Executive Officer & Interim Chief Financial Officer and Secretary

MEDBROADCAST CORPORATION

SCHEDULE C

MANAGEMENT DISCUSSIONS

AND ANALYSIS

MEDBROADCAST CORPORATION

MANAGEMENT DISCUSSION FOR THE THREE MONTHS ENDED JUNE 30, 2003

Description of Business

The Company is a provider of consumer oriented multimedia health and medical content and information, mainly via the its Internet site "medbroadcast.com". The company operates in one industry segment and all of its assets are located in Canada.

Operations and Financial Condition

For the Three Months Ended June 3, 2003

The Company incurred operating expenses totalling $46,982 for the three months ending June 30, 2003 as compared to $227,947 for the three months ending June 30, 2002. The most significant operating expenses during the current period were for professional fees of $21,824 compared to $89,362 during the same period of 2002. All other operating expenses were lower in the current period as a result of a reduction in the workforce, termination of external service agreements and a general reduction in operating expenses.

No investments were disposed during the three months ended June 30, 2003 as the Company disposed the majority of its investments in the year ended Mach 31, 2003.

Net loss for the quarter ended June 30, 2003 was $46,800 as compared to $115,979 for the quarter ended June 3, 2002.

As at June 30, 2003, the Company had cash and short-term investments totalling $64,704 as compared with $101,413 on March 31, 2003.

The Company had no financing activities during the current quarter and none in the comparative quarter in 2002.

The Company had no investing activities for the period ended June 30, 2003 and 2002.

Liquidity and Solvency

The financial statements have been prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The Company has incurred losses and negative cash flow from operations for several years. These factors create uncertainty as to the Company's ability to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and, ultimately, the attainment of profitable operations.

04 APR -9 AM 7:21

Computershare

Computershare Trust Company of Canada
Stock Transfer Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

September 11, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Medbroadcast Corporation

We confirm that the following material was sent by pre-paid mail on September 11, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Quarterly and Year End Report Form 51 - 901F for quarter ended June 30, 2003 / Financial Statements for the quarter ended June 30, 2003 / Schedule B -Supplementary Information / Schedule C - Management Discussion

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

(17)

04 APR -5 AM 7:21

Medbroadcast Corporation Announces Corporate Reorganization Plans

Leases Website Technology, Agrees to $15 Million Financing,
Appoints Allen Bey as a director and
Enters into a letter of intent to acquire Rock Energy

October 3, 2003 No. 045

VANCOUVER, CANADA: Medbroadcast Corporation (TSX-VEN: MDB) is pleased to announce progress on its corporate restructuring efforts to increase shareholder value. Medbroadcast has completed an agreement to lease, with an option to purchase, its website and related technology to Virtual Learning Inc. of Toronto, Ontario. In addition, the company has accepted a $15 million financing offer from a syndicate lead by FirstEnergy Capital Corp. and appointed Mr. Allen Bey as a director of Medbroadcast. The company has also signed a non-binding letter of intent to purchase Rock Energy Ltd.

Medbroadcast has entered into an agreement with Virtual Learning for the license and eventual acquisition of Medbroadcast's website and related technology for up to $725,000 a portion of which is predicated on future performance. The agreement with Virtual Learning is effective April 30, 2003 and expires in June 2004. Under the agreement Virtual Learning will lease Medbroadcast's website technology as well as operate the website. Virtual Learning will make monthly payments to Medbroadcast under the lease and has the option to purchase the technology during the term of the agreement. The agreement is subject to shareholder approval as the website technology represents the major remaining operating asset of Medbroadcast.

As part of its restructuring efforts, Medbroadcast has accepted a financing offer from an underwriting syndicate lead by FirstEnergy Capital Corp, which includes J.F. Mackie & Company Ltd. as co-lead, Griffiths McBurney & Partners and Tristone Capital Inc. The underwriters have agreed to act as an agent to offer for sale 132,860,939 special warrants of Medbroadcast at a price of $0.1129 per special warrant for gross proceeds of $15 million. The gross proceeds of the financing will be placed in escrow until shareholder approval, if required, has been obtained and a new management team has been appointed, including Allen J. Bey. Once shareholder approval has been obtained, each special warrant is convertible into one common share of Medbroadcast without further consideration.

The company is pleased to announce that Mr. Allen Bey of Calgary, Alberta has been appointed a director. Mr. Bey is currently the President, CEO and a director of Rock Energy Ltd., a private oil and gas company. Prior to founding Rock Energy, Mr. Bey was the President, CEO and a director of Avid Oil and Gas Ltd., a public oil and gas company he founded in 1996 and ran until it was sold for an enterprise value of $160 million to Husky Energy Inc. in 2001.

In addition, Medbroadcast has also entered into a non-binding letter of intent to purchase Rock Energy Ltd. Rock Energy was founded in November 2002 and currently operates approximately 180 barrels of oil equivalent per day of production from its Medicine River property near Red Deer, Alberta. Medbroadcast and Rock are currently conducting due diligence and negotiating an acquisition agreement which is expected to be completed prior to the end of October. Details of the acquisition will be announced once a definitive agreement has been signed. The acquisition of Rock Energy will be subject to approval by the TSX Venture Exchange and, if required by the exchange, the company's shareholders.

Assuming that a satisfactory merger can be negotiated with Rock Energy, it is anticipated that Mr. Bey and current employees of Rock Energy will be added to the management of Medbroadcast.

The board of directors of Medbroadcast will be reconstituted to include directors with oil and gas experience. Following completion of the financing and reconstitution of management, Medbroadcast will be a well capitalized junior oil and gas company with a seasoned management team.

The completion of the financing and the acquisition of Rock Energy will constitute a "Change of Business" and "Reverse Take-Over" for the purposes of the rules of the TSX Venture Exchange.

Medbroadcast has been advised by StoneBridge Merchant Capital Corp. on its restructuring efforts.

For further information, please contact

At Rock:	At Virtual Learning:	At Medbroadcast:
Allen Bey	Paul Kostoff	Leanne Bate
(403) 218-4380	(416) 383-0010	(604) 808-3570

Completion of the above transactions is subject to receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange and shareholder approval, if required. The transactions cannot close until required shareholder approvals are obtained. There can be no assurance that the transactions will be completed as proposed or at all. Investors are cautioned that, except as disclosed in management information circular(s) which are to be prepared in connection with the transactions, any information released or received with respect to the transactions may not be accurate or complete and should not be relied upon. Trading in the securities of Medbroadcast should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transactions and has neither approved nor disapproved the contents of this press release.

This is the form of a material change report required under section 85(1) of the *Securities Act,* section 151 of the *Securities Rules*, section 118(1) of the *Securities Act* (Alberta) and section 75(2) of the *Securities Act* (Ontario).

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
AND
SECTION 118(1) OF THE *SECURITIES ACT* (ALBERTA)
AND
SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)
AND
SECTION 81(2) OF THE *SECURITIES ACT* (NOVA SCOTIA)
AND
SECTION 84(1) OF THE *SECURITIES ACT* (SASKATCHEWAN)

04 APR -5 AM 7:21

1. Reporting Issuer

MEDBROADCAST CORPORATION
Suite 303, 343 Railway Street
Vancouver, B.C. V6A 1A4

(the "Issuer")

2. Date of Material Change

October 3, 2003

3. Press Release

A press release was filed on October 3, 2003 and disseminated through CNN Matthews – Canadian Timely Disclosure Network.

4. Summary of Material Change

The Issuer announced progress on its corporate restructuring efforts to increase shareholder value. The Issuer has completed an agreement to lease, with an option to purchase, its website and related technology to Virtual Learning Inc. of Toronto, Ontario. In addition, the Issuer has accepted a $15 million financing offer from a syndicate lead by

FirstEnergy Capital Corp. and appointed Mr. Allen Bey as a director of the Issuer. The Issuer has also signed a non-binding letter of intent to purchase Rock Energy Ltd.

5. Full Description of Material Change

The Issuer announced progress on its corporate restructuring efforts to increase shareholder value. The Issuer has completed an agreement to lease, with an option to purchase, its website and related technology to Virtual Learning Inc. of Toronto, Ontario. In addition, the Issuer has accepted a $15 million financing offer from a syndicate lead by FirstEnergy Capital Corp. and appointed Mr. Allen Bey as a director of the Issuer. The Issuer has also signed a non-binding letter of intent to purchase Rock Energy Ltd.

The Issuer has entered into an agreement with Virtual Learning for the license and eventual acquisition of the Issuer's website and related technology for up to $725,000 a portion of which is predicated on future performance. The agreement with Virtual Learning is effective April 30, 2003 and expires in June 2004. Under the agreement Virtual Learning will lease the Issuer's website technology as well as operate the website. Virtual Learning will make monthly payments to the Issuer under the lease and has the option to purchase the technology during the term of the agreement. The agreement is subject to shareholder approval as the website technology represents the major remaining operating asset of the Issuer.

As part of its restructuring efforts, the Issuer has accepted a financing offer from an underwriting syndicate lead by FirstEnergy Capital Corp, which includes J.F. Mackie & Company Ltd. as co-lead, Griffiths McBurney & Partners and Tristone Capital Inc. The underwriters have agreed to act as an agent to offer for sale 132,860,939 special warrants of the Issuer at a price of $0.1129 per special warrant for gross proceeds of $15 million. The gross proceeds of the financing will be placed in escrow until shareholder approval, if required, has been obtained and a new management team has been appointed, including Allen J. Bey. Once shareholder approval has been obtained, each special warrant is convertible into one common share of the Issuer without further consideration.

The Issuer is pleased to announce that Mr. Allen Bey of Calgary, Alberta has been appointed a director. Mr. Bey is currently the President, CEO and a director of Rock Energy Ltd., a private oil and gas company. Prior to founding Rock Energy, Mr. Bey was the President, CEO and a director of Avid Oil and Gas Ltd., a public oil and gas company he founded in 1996 and ran until it was sold for an enterprise value of $160 million to Husky Energy Inc. in 2001.

In addition, the Issuer has also entered into a non-binding letter of intent to purchase Rock Energy Ltd. Rock Energy was founded in November 2002 and currently operates approximately 180 barrels of oil equivalent per day of production from its Medicine River property near Red Deer, Alberta. The Issuer and Rock are currently conducting due diligence and negotiating an acquisition agreement which is expected to be completed prior to the end of October. Details of the acquisition will be announced once a definitive agreement has been signed. The acquisition of Rock Energy will be subject

to approval by the TSX Venture Exchange and, if required by the exchange, the Issuer's shareholders.

Assuming that a satisfactory merger can be negotiated with Rock Energy, it is anticipated that Mr. Bey and current employees of Rock Energy will be added to the management of the Issuer.

The board of directors of the Issuer will be reconstituted to include directors with oil and gas experience. Following completion of the financing and reconstitution of management, the Issuer will be a well capitalized junior oil and gas company with a seasoned management team.

The completion of the financing and the acquisition of Rock Energy will constitute a "Change of Business" and "Reverse Take-Over" for the purposes of the rules of the TSX Venture Exchange.

The Issuer has been advised by StoneBridge Merchant Capital Corp. on its restructuring efforts.

Completion of the above transactions is subject to receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange and shareholder approval, if required. The transactions cannot close until required shareholder approvals are obtained. There can be no assurance that the transactions will be completed as proposed or at all. Investors are cautioned that, except as disclosed in management information circular(s) which are to be prepared in connection with the transactions, any information released or received with respect to the transactions may not be accurate or complete and should not be relied upon. Trading in the securities of the Issuer should be considered highly speculative.

6. Reliance on Section 85(2) of the *Securities Act* (British Columbia), Section 118(2) of the *Securities Act* (Alberta), Section 75(3) of the *Securities Act* (Ontario), Section 81(3) of the *Securities Act* (Nova Scotia) and Section 84(2) of the *Securities Act* (Saskatchewan)

N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Leanne Bate, Interim President, Chief Executive Officer & Chief Financial Officer
Telephone: 604-808-3570

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia on October 7, 2003.

MEDBROADCAST CORPORATION

By: (signed) *"Leanne Bate"*
Leanne Bate
Interim President, Chief Executive Officer
& Chief Financial Officer

19

MEDBROADCAST CORPORATION

SCHEDULE C

MANAGEMENT DISCUSSIONS

AND ANALYSIS

MEDBROADCAST CORPORATION

MANAGEMENT DISCUSSION FOR THE YEAR ENDED MARCH 31, 2003

Description of Business

The Company is a provider of consumer oriented multimedia health and medical content and information, mainly via the its Internet site "medbroadcast.com". The company operates in one industry segment and all of its assets are located in Canada.

Operations and Financial Condition

For year ended March 31, 2003

For the year ending March 31, 2003 Medbroadcast had revenues totaling $272,216 compared to $250,360 for the same period last year. The Company's revenues for the year were earned primarily from Canwest Global under an agreement that concluded in October 2002.

The Company incurred operating expenses totaling $766,405 for the year ended March 31, 2003 as compared to $4,474,313 for the year ended March 31, 2002. The most significant operating expenses during the year were for professional and consulting fees of $271,935 in the current year comparing to $356,236 in 2002. Advertising expenses were reduced significantly to $26,375 in 2003 from $2,425,109 in the prior year. These advertising expenses relate to the Company's use of its advertising credits under agreements with Canwest Global; in management's opinion, the carrying value of its unexpended advertising credits of $457,334 is recoverable. All other operating expenses were lower in the current period as a result of a reduction in the workforce, termination of external service agreements and a general reduction in operating expenses.

During 2003, the Company recorded a loss on disposal plus write-down of fixed assets of $101,397 that reduced the carrying value of its fixed assets to its estimated fair value of $180,000. Loss on disposal of fixed assets in 2002 was $2,422.

No investments were disposed during 2003 as the Company disposed the majority of its investments in the year ended Mach 31, 2002 and realized a net gain of $155,411.

Net loss for the year ended March 31, 2003 was $595,586 as compared to $4,113,625 for the year ended March 31, 2002.

As at March 31, 2003, the Company had cash totaling $101,412 as compared with $322,616 on March 31, 2002.

The Company had no financing activities during the current year. In the prior year the Company's financing activities included the receipt of three loans in the amounts of $1,000,000, $600,000 and $200,000. Two loans amounting to $1,600,000 were repaid. The remaining $200,000 loan is payable to a shareholder, is due on demand and bears interest at 12% per annum.

In 2002, the Company issued 3,125,000 units for net proceeds of $441,981. Each unit consisted of one common share at $0.16 and a two-year warrant to purchase an additional share at $0.19 per share.

The Company's investing activities for the period ended March 31, 2003 consisted the collection a loan receivable of $100,000 and the of the proceeds on the disposition of fixed assets in the amount of $24,555. In 2002 proceeds from the disposition of assets amounted to $20,424. The Company received proceeds of $437,604 on the disposition of investments in 2002.

The Company does not have any third party investor relations arrangements or contracts.

CyberActive

Under a license agreement dated June 1, 1997 with UBC, CyberActive held the right to develop interactive medical software. Pursuant to the terms of an assignment of License Agreement dated July 23, 2002, CyberActive assigned its license to IMC Interactive Medical Curriculum Inc. ('IMC"), a company controlled by Dr. Qayumi, in consideration for 750,000 shares of IMC. UBC consented to the assignment. Pursuant to terms of the Amended and Restated Agreement, UBC is entitled to a royalty of 6% of gross revenues from IMC to a total of $2,000,000. UBC, CyberActive and the Corporation have agreed to a Royalty Sharing Agreement whereby UBC will pay to the Corporation 50% of royalties received from IMC to a total of $1,000,000. Additionally, the Corporation is relieved of any obligations to further finance the development and commercialization of the CyberActive technology.

Liquidity and Solvency

The financial statements have been prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The Company has incurred losses and negative cash flow from operations for several years. These factors create uncertainty as to the Company's ability to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and, ultimately, the attainment of profitable operations.

04 APR -2 AM 7:21 (20)

IN THE MATTER OF

MEDBROADCAST CORPORATION

("the Company")

I, Jennie Choboter, of the City of VANCOUVER, in the Province of BRITISH COLUMBIA

HEREBY CERTIFY THAT:

1. I am a controller employed by Medbroadcast Corporation, having offices at Suite #303 – 343 Railway Street, Vancouver, British Columbia.

2. I did on the __28__ day of November, 2002 deliver by first class ordinary mail to each shareholder of the Company whose name appears on the Supplemental List established pursuant to National Policy No. 41 at his address as it appears on such Supplemental list, and to the regulatory authorities having jurisdiction, the following documents, namely:

   (a) QUARTERLY REPORT FOR THE QUARTER ENDED September 30, 2002
   A true copy (true copies) of which is (are) annexed hereto and marked Exhibit "A" to this Certificate;

3. I mailed the said documents by causing them to be delivered to one of Her Majesty's Post Offices with postage prepaid on the 28____ day of November, 2002

"Leanne Bate"	"Jennie Choboter"
WITNESS	**Jennie Choboter**
303, 343 Railway Street, Vancouver, B.C.	
Address	
Controller	
Occupation	

06 APR -9 AM 7:21

(21)

Computershare

Computershare Trust Company of Canada
Stock Transfer Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

October 21, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Medbroadcast Corporation AMENDED

We confirm that the following material was sent by pre-paid mail on September 3, 2003, to the registered shareholders of Common shares of the subject Corporation:

1. Report to Shareholders
2. Notice of Annual Meeting / Management Proxy Circular / Auditors' Report & Consolidated Financial Statements as at March 31, 2003 and 2002 / Schedule B - Supplementary Information / Schedule C - Management Discussion and Analysis.
3. Proxy
4. Supplemental Mail List Return Card - Registered Shareholders
5. Supplemental Mail List Return Card - Beneficial Shareholders
6. Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List cards, were sent by courier on September 3, 2003 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

04 APR -7 7:21

(22)

FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	X	Schedule A
	X	Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER:	Medbroadcast Corporation
ISSUER'S ADDRESS:	250, 355 Burrard Street, Vancouver, V6C 2G8
ISSUER TELEPHONE NUMBER:	604-687-7463
CONTACT PERSON:	Jenny Choboter
CONTACT'S POSITION:	Controller
CONTACT'S TELEPHONE NUMBER:	604-687-7463
CONTACT EMAIL ADDRESS:	jchoboter@medbroadcast.com
WEB SITE ADDRESS:	www.medbroadcast.com
FOR QUARTER ENDED:	March 31, 2002
DATE OF REPORT:	August 13, 2002

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Leanne Bate	**August 13, 2002**
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
Robert King	**August 13, 2002**
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

SCHEDULE B

SUPPLEMENTARY INFORMATION

Medbroadcast Corporation
FOR THE YEAR ENDED March 31, 2002

Deferred Resource Property Expenditures

Opening Balance	$	10,001
Expenditures during period:		-
Option payments received		-
Write-off of resource property		(10,001)
Ending Balance	$	-

Expenditures to Non-Arms Length Parties

Fees to former directors		38,700
Fees to directors		98,800
Total	$	137,500
Interest to a shareholder	$	26,671

SECURITIES ISSUED DURING THE QUARTER ENDED March 31,2002

Date of issue	Type of security	Type of issue	Number of shares	Price	Total proceeds	Type of consideration	Commission

No securities were issued during the quarter ended March 31, 2002

Date granted	Number	Name	Exercise price	Expiry date

No options were granted during the quarter ended March 31, 2002

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2002

Class	Par Value	Authorized	Issued Number	Issued Amount
Common	N.P.V	Unlimited	21,167,230	$ 34,904,702
Preferred	N.P.V	300,000,000	Nil	Nil

OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2002

Security	Number or amount	Exercise or convertible price	Expiry date
Options	135,000	$2.15	April 5, 2002
Options	50,000	$1.81	May 8, 2002
Options	50,000	$1.11	August 22, 2002
Options	40,000	$0.60	January 26, 2003
Options	26,000	$0.69	May 8, 2003
Options	24,000	$1.22	February 22, 2004
Options	105,000	$2.17	April 1, 2004
Warrants	2,631,579	$0.19	August 31, 2003

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT MARCH 31, 2002

	Number of shares
Escrow	265,958

LIST OF DIRECTORS AS AT AUGUST 13,

Leanne Bate
Ian Hand
Gary Maavara
Joseph Wozny
Pamela Harrod
Robert King
Hagen Kennecke

LIST OF OFFICERS AS AT August 13,

Leanne Bate - Interim President, Interim Chief Executive Officer & Interim Chief Financial Officer and Secretary

SCHEDULE C

MANAGEMENT DISCUSSIONS

AND ANALYSIS

MEDBROADCAST CORPORATION

MANAGEMENT DISCUSSION FOR THE YEAR ENDED MARCH 31, 2002

Description of Business

The Company is a provider of consumer oriented multimedia health and medical content and information and advertising services, mainly via its internet site "www.medbroadcast.com". The company operates in one industry segment and all of its assets are located in Canada.

Operations and Financial Condition

For year ended March 31, 2002
For the year ending March 31, 2002 Medbroadcast had revenues totaling $250,360 compared to $238,629 for the same period last year.

The Company incurred operating expenses totaling $4,474,313 for the year ending March 31, 2002 as compared to $8,965,020 for the year ending March 31, 2001. The most significant operating expense during the year were advertising expenses of $2,425,109 compared with $4,264,063 in the previous year. The application of prepaid Global television advertising credits accounted for all of these costs during both periods. All other operating expenses were substantially lower in the current period as a result of a reduction in the workforce, termination of external service agreements and a general reduction in operating expenses.

The Company realized a net gain of $155,411 through the disposal of the majority of its investments in the year ended Mach 31, 2002. .

Net loss for the year ended March 31, 2002 was $4,113,625 as compared to $9,452,519 for the period ended March 31, 2001.

As at March 31, 2002, the Company had cash and short-term investments totaling $322,616 as compared with $449,043 on March 31, 2001.

The Company's financing activities during the current year include the receipt of three loans in the amounts of $1,000,000, $600,000 and $200,000. Two loans amounting to $1,600,000 were repaid. The remaining $200,000 loan is payable to a shareholder, is due on demand and bears interest at 12% per annum.
During the year the Company issued 3,125,000 units for net proceeds of $441,981. Each unit consisted of one common share at $0.16 and a two-year warrant to purchase an additional share at $0.19 per share. (See Agreements below).
During the year ended 2001, the Company issued 3,333,333 units for net proceeds of $9,837,433.

The Company's investing activities for the period ended March 31, 2002 consisted of the disposition of fixed assets in the amount of $20,424 compared to the acquisition of assets amounting to $59,710 in 2001. The Company received proceeds of $437,604 (2001- $251,607) on the disposition of investments.

Agreements

The Company entered into a letter agreement on August 31, 2001 with CanWest Global Communications Corp. (Global) and Peter Allard, which provides for the following:

a) The Company issued units for proceeds of $500,000. Each unit consists of one common share at $0.16 and a two-year warrant to purchase additional a share at $0.19 per share.

b) The Company terminated a loan facility of $1,000,000 and renegotiated a loan facility of $600,000 to a standby facility.

c) The subscription agreement between CanWest Global and the Company dated July 17, 2000 was terminated.

d) Global will provide the Company with advertising credits totaling $1,000,000 to be used on Can West media properties over two years in addition to the $530,000 in unused credits remaining under a prior agreement.

e) Global will sell advertising for the Company and agreed to purchase content and services in an amount not less than $450,000 over the next year

f) Global will provide certain management services to the Company.

On July 13, 2001 the Company accepted the resignation of its former Chief Executive Officer. Pursuant to the resignation the Company entered into a settlement agreement in respect to his shareholder loan and employment agreements. Under the terms of the settlement agreement the Company realized on its security under the Loan Agreement by the receipt of 550,900 of its common shares and a promissory note due July 13, 2003 in the amount of $119,665, bearing no interest until July 13, 2002 and thereafter at prime plus 2% and settled its obligations under the employment agreement. Subsequent to year-end the Company received cash proceeds in the amount of $100,000 as full payment on the promissory note.

The Company does not have any third party investor relations arrangements or contracts.

Liquidity and Solvency

The financial statements have been prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The Company has incurred losses and negative cash flow from operations for several years. These factors create uncertainty as to the Company's ability to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and, ultimately, the attainment of profitable operations.

Management continues to seek new revenue streams and, where possible, to lower its operating costs in addition to evaluating new business opportunities including reviewing possible business combinations, mergers and acquisitions with a view to accelerating the Company's revenue growth and improving its overall financial performance. The Company anticipates that it may be necessary to raise additional funds in order to develop existing and new business opportunities. No assurance can be given that the Company will be able to secure sufficient investment funds to finance its future working capital or business development requirements on terms acceptable to the Company, or at all.

04 APR -5 AM 7:21

23

MEDBROADCAST CORPORATION

303 – 343 Railway Street
Vancouver, British Columbia
V6A 1A4

REVISED RENEWAL
ANNUAL INFORMATION FORM

August 29, 2003

MEDBROADCAST CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

CORPORATE STRUCTURE

Name and Incorporation

Medbroadcast Corporation (the "Corporation") was incorporated pursuant to the *Company Act* (British Columbia) on February 15, 1988 under the name "Prime Equities Inc.". On March 20, 1989, the Corporation's Memorandum was amended to increase the authorized capital of the Corporation from 10,000 Common shares without par value to 1,000,000 Common shares without par value. On June 1, 1990, the Corporation's Memorandum was further amended to increase the authorized capital of the Corporation to 700,000,000 shares divided into 400,000,000 Common shares without par value and 300,000,000 Preference shares without par value and the Corporation's Articles were altered by the addition of Part 27 Special Rights and Restrictions relating to the Preference shares. On October 25, 1991, the Corporation's Memorandum was further amended to change the name of the Corporation to "Prime Equities International Corporation", to consolidate its Common shares on a ten-for-one basis, and to increase the authorized capital back up to 700,000,000 shares divided into 400,000,000 Common shares without par value and 300,000,000 Preference shares without par value. On September 11, 1992, the Corporation's Articles were replaced in their entirety with new articles. There were no material changes to the Articles. On August 11, 1998, the Corporation's Memorandum was amended to change the name of the Corporation to "medEra Life Science Corporation". On January 4, 2000, the Corporation continued (the "Continuation") into the federal jurisdiction of Canada pursuant to the *Canada Business Corporations Act.* Concurrent with the Continuation, the Corporation changed its name to "Medbroadcast Corporation" and revised its authorized capital to consist of an unlimited number of common shares and 300,000,000 preference shares. In conjunction with the Continuation, the Corporation adopted By-laws in place of the Articles. Management of the Company is of the view that the By-laws are substantially the same as the Articles.

Subsidiaries

As of March 31, 2003, the Corporation's subsidiaries were as follows:

Name	Jurisdiction of Incorporation, Continuance or Organization	% voting shares owned or over which control or direction is exercised by the Company	% non-voting shares owned or over which control or direction is exercised by the Company
Allcorp Management, Inc.	Arizona	100%	N/A
Lost Lake Exploration Camp Ltd.	British Columbia	100%	N/A
Encore Ventures Ltd.	British Columbia	100%	N/A
691675 Alberta Ltd.	Alberta	100%	N/A
CyberActive Technology Ltd.	British Columbia	100%	N/A

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Corporation is involved in the businesses of developing and distributing online medical and health information via its website www.medbroadcast.com and in investigating and developing additional complementary business opportunities within the health field. The historical operations of the Corporation which relate to providing administrative, exploration and other management and consulting services to various resource companies including companies in which it may have an equity interest have been discontinued.

During the year ended 2001, the Corporation continued the development and operation of its medical information website, medbroadcast.com. The Company completed equity financings during the fiscal year for cash proceeds totaling $5,386,451 and also issued shares for advertising services totaling $4,980,572. These included investment received from CanWest Global Communictions Corp. ("Global") totaling $10 million ($5.0 million in cash and $5.0 million in advertising services) and other financings totaling $529,580. Medbroadcast was a co-applicant with Global in an application to establish a new, digital specialty health television broadcast service, which was denied by the CRTC on November 24, 2000. CyberActive Technology continued development activities funded by the Corporation. The Company discontinued its HealthMart.ca in November of 2000 due to low utilization. There were no material exploration activities during the year and the Company continued its plan of divesting of its investment holdings in junior resource companies. The financial results for the year ended March 31, 2001 included revenues of $238,629 and an operating loss of $8,726,391. Development expenses for medbroadcast.com contributed to the loss.

During the year ended 2002, the Corporation continued the development and operation of medbroadcast.com. The Company completed equity financings during the fiscal year for gross proceeds of $500,000. Medbroadcast began to leverage its investment in the website with revenues of $250,360 generated from the sale of advertising, sponsored and related services . Subsequent to year-end, Medbroadcast transferred its CyberPatient Technology license to UBC and Dr. Karim Qayumi, retaining an interest in the resulting company, thereby relieving itself of any funding obligations. The financial results for the year ended March 31, 2002 included revenues of $250,360 and an operating loss of $4,113,625. The use of advertising credits contributed over $2.5 million to the loss.

In 2003 the Corporation continued to improve its financial performance by reducing annual expenses from over $4.5 million in 2002 to $766,405 in 2003 and by increasing revenue from $250,360 in 2002 to $272,216 in 2003 resulting in an operating loss of less than $500,000 compared to over $4.2 million in 2002. Despite this, and as announced in the Corporation's 2002 AGM material, the Corporation's primary focus for 2003 has been the identification, investigation and combination with an enterprise which will enhance the long term prospects for shareholder return.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Corporation's present primary business activities are: (i) developing and distributing health and medical information on the Internet; and (ii) evaluating and developing additional business opportunities in the health field including the further syndication and exploitation of Medbroadcast branded medical content in multiple media channels including television, print and online channels.

The Corporation presently focuses on the development and management of online medical information services. The Corporation is a leading Canadian provider of online multimedia health and medical content on the Internet. Its website, medbroadcast.com, will create revenues through sponsorship and advertising and content sales.

www.medbroadcast.com

The Corporation has developed an online health information website called "medbroadcast.com" using state-of-the-art webcasting and archived streaming video as its primary means of providing content. The site consists of a number of "channels", each representing a different medical topic. The site delivers over 15,000 pages of medical content, much of it originally developed for medbroadcast.com by the Corporation's network of physician content providers. The central philosophy of medbroadcast.com is patient empowerment through the provision of credible, unbiased information. medbroadcast.com aims to provide the user with information that is needed to take an active role in discussions and decisions regarding their illness and, in so doing, return to them some control and comfort that they would otherwise have lost to their illness.

medbroadcast.com will generate revenues through sponsorship and advertising and content sales. Traffic to Medbroadcast.com has grown steadily since its launch in August 1999. In 2002 and 2003 monthly page views ranged from 1M to 2M page views per month.

Market Opportunity

The Internet is the fastest growing mass medium in history. It is projected to grow from 90 million users in 1999 to an estimated 320 million users by 2001. Revenues will increase from US$43 billion in 1998 to US$400 billion in 2001 and US$1.3 trillion by 2003, by which time online business is expected to account for 10% of all U.S. business sales. The number of people who purchase items on the Internet will increase from 18 million in 1997 to 128 million in 2001.[1]

For the millions of individuals aged 35 to 55, the task of dealing with their own health, and the health of their children and aging parents is being made simpler by the Internet. The Internet breaks traditional barriers to access to the highly fragmented health care industry. Thirty million

---

[1] Forrester Research Inc., Cambridge, Massachusetts

Internet surfers searched the Internet for medically related information in 2000, double that of the previous year[2].

To address the needs of this market, Medbroadcast Corporation created medbroadcast.com, a health information site for consumers. medbroadcast.com provides:

(a) credible, relevant consumer-oriented medical information;

(b) a strong, supportive online community of users that provides support and ideas to one-another and develops site loyalty; and

(c) a safe and supportive environment for women.

medbroadcast.com's Competitive Advantages

The majority of consumer medical sites are text-based, superficial, and blur the boundaries between mainstream medicine and alternative notions. Medbroadcast Corporation distinguishes itself by using state-of-the-art streaming video as its primary means of providing original and compelling content, by being an in-depth personal resource, and by being highly credible. medbroadcast.com was conceived and created by physicians with decades of experience in patient education, and is managed by business experts.

medbroadcast.com was conceived as an online medical broadcasting station. It is organized into channels, each representing a different medical topic or life stage. medbroadcast.com uses state-of-the-art multimedia and Web technology to provide leading-edge graphics, video on demand, audio, animations and interactive features. In management's view, video and motion graphics provide a much more effective learning environment for adults than do text-only materials. Particularly in areas in which patient testimonials are employed, the emotional impact that video can deliver will create a compelling learning environment for users. By using these more advanced capabilities of the Web, branding and market recognition of medbroadcast.com are enhanced. Medbroadcast Corporation is positioned to capture the increasingly large segment of the market that connects to the Internet at high-speed rates.

Principal competitors of medbroadcast.com include Healtheon/WebMD Corporation (Nasdaq: HLTH), MediResource and Health Canada. While there currently exist many Internet based sites which offer selected medical products and information, there is no single, Canadian, well-established, comprehensive site offering this type of credible, focused, broadcast information for the lay consumer. Most sites are technically unimpressive and offer primarily text-based information. Some are directed at the professional community. Most sites generate revenues from subscription fees for access to the site or advertising/sponsorship fees. medbroadcast.com's customization features ensure that advertising is directed specifically at target audiences and that audiences see only the most relevant advertising. Examples of other websites providing medical content and soliciting advertising/sponsors include:

---

[2] CyberDialogue Inc.. "The Health Care Industry in Transition", 1998

healtheon/WebMD/onhealth.com - WebMD provides a wide range of health and wellness information for the consumer including detailed content on a number of health-related topics and conditions and local health related news and information. This company has a number of distribution and content partnerships. Revenues consist of advertising, content licensing, e-commerce and other service fees.

americasdoctor.com – Founded by physicians in 1994, AmericasDoctor provides pharmaceutical and biotech companies and contract research organizations an exclusive source for conducting phase II-IV clinical research. By integrating a leading, private-practice physician network, comprehensive site management and a solid patient recruitment program, AmericasDoctor provides a broad range of services fundamental to executing sound clinical trials expeditiously and economically.

The rapid growth of the Internet as an information medium and the continuing quest by consumers for medically-related information virtually guarantees the development of additional competition. However, the Corporation is confident that it is well positioned for competitive advantage in the future by virtue of its unique blend of characteristics including industry experience, history and emerging market presence.

The medbroadcast.com Site

medbroadcast.com provides relevant, comprehensive information on a variety of health and life stage topics in an interactive, integrated, one-stop environment for consumers. Medbroadcast Corporation recognizes four types of users of its site and has created an environment that serves the needs of each:

(a) the novice medical information seeker (requires clear and simple navigation systems in a friendly environment);

(b) the motivated patient (looking for in-depth resources);

(c) the health-conscious individual (wants preventive information and risk-assessment tools); and

(d) the support-seeker (a safe community of like-minded users for support and suggestions).

Each channel on medbroadcast.com has its own home page, which consolidates and makes readily accessible all related information features and in-depth resources, health management tools, community opportunities and e-commerce opportunities. This integration supports a variety of tasks by all types of users. Some of the elements of the integration include:

- thousands of pages of original content, much of it made especially for medbroadcast.com by Canadian physicians;

- links to encyclopedia database for general information on all topics, to Medline for in-depth information for the motivated user, and to other major organizations and information sources for supplementary information;
- Broadcast Library - one of the largest collections of health-related videos and animations on the Internet;
- My Health Record – a password-protected personal medical record created and maintained by users to help them track and manage key health and medical information and indicators. Private and secure with access anytime from anywhere;
- Drug database – a comprehensive pharmaceutical resource providing information on prescription and non-prescription medications.
- news – current (daily) health care industry and topic-related news;
- support groups – 7,500 support groups networked to the site with unique mapping capability allowing user to identify group by topic then to drill down through province and city/town to street address and location;
- newsletter – text format to subscribers with relevant current health information and site updates; and
- interactive health management tools – an assortment of health management and assessment tools integrated into relevant content areas.

Technical Environment

On March 10, 1999, Medbroadcast Corporation and Ericsson Communications Inc. ("Ericsson") announced the formation of a strategic alliance to develop medbroadcast.com. Ericsson is one of the world's leading internet protocol ("IP") and wireless communications companies, with over 100,000 employees and offices in 140 countries. As part of the alliance, Ericsson provided the technical project design and management, overall site architecture, advertising module development, e-commerce, pharmaceutical and content engines, as well as strategies for scalability, storage and delivery, and systems for international live event transmission.

medbroadcast.com is built on a robust and scalable Unix-based, Sun Microsystems, Oracle Database-driven platform that incorporates 34 software applications. The site is capable of handling high-bandwidth content and dealing with massive traffic demands. Downtime failure is secured by mission critical redundancies through paired servers.

Site-hosting environment is provided by Group Telecomm, a dedicated high-speed business Internet service. Group Telecomm provides a high-speed ATM backbone with flexible, scalable bandwidth up to 10 MBPS per second. Downtime due to network failures is minimized through fully redundant routing fabrics connected to self-healing fiberoptic rings. With its southbound network running speeds of OC-192, the Group Telecomm service provides one of the fastest and

most robust connection to the Internet in western Canada. The Group Telecomm facility provides 24-hour access, full back-up service, superior connectivity and continuous service capability.

medbroadcast.com advertising programs are supported by the powerful NetGravity software package that provides extensive management and reporting capabilities.

Stage of Development

The medbroadcast.com website went live on August 12, 1999 and is frequently updated as news, information and other new content are made available on the site. By May 2001, page views reached over 2 million per month. In July 2001 mdbroadcast.com was nominated for a Webby award in the health category.

New Opportunities for Medbroadcast Corporation

The Corporation is evaluating and developing a number of new business opportunities that include the provision of internet-delivered services and information to participants in the Canadian healthcare industry in addition to patients including; physicians, pharmaceutical and medical supply companies, laboratories and clinics, insurance providers, payors and government. In addition the Company is focused on the further syndication and distribution of its branded medbroadcast content on additional distribution channel in print, television, radio and online formats. Finally, the Company is continuing its efforts in identifying and evaluating other additional business opportunities with a view to enhancing shareholder value.

Private Placement

During 2002 the Company issued 3,125,000 units for gross proceeds of $500,000. Pursuant to a letter agreement dated August 31, 2001 with Global and Peter Allard ("Allard"). Global and Allard each invested $250,000 for 3,125,000 units of the Company. Each unit consists of one common share at $0.16 and a two-year warrant to purchase an additional share at $0.19 per share. Additionally, Global will provide the Company with advertising credits totaling $1,000,000 over two years to be used on 'Global media properties in addition to the $530,000 unused credits remaining under a prior agreement, sell advertising for the Company and purchase content and services to a guaranteed minimum amount of $450,000 over a year and provide certain management services to the Company. The agreement between the Company and Global dated July 17, 2000 whereby the Corporation issued 3,333,334 units, at a price of $3.00 per unit, for proceeds of $10,000,000, and warrants to purchase additional common shares of the Corporation at prices ranging from $4.00 to $5.00 per share, was terminated.

CyberPatient

CyberActive, a subsidiary of the Corporation, is developing its first product, CyberPatient, a computer program which is an application software program development engine. The product being developed is intended to be an interactive netcentric software engine with the potential of manifesting 1,600 disease states through a "virtual" patient. This software assists in medical education by providing health care students, workers and practitioners with the case studies of

actual patients whose complete medical scenarios have been digitized into disease specific interactive diagnostic training sequences or modules. With this program, the user is capable of talking with the patient, physically examining the patient, performing necessary laboratory tests and treating the patient with medication, non-invasive or invasive procedures and/or surgery. CyberPatient has three unique features that enable it to be used as an interactive educational tool: (i) a "virtual" professor providing immediate feedback; (ii) tracking of the responses of the user; and (iii) tracking of costs incurred from laboratory and treatment options. The content of CyberPatient is being prepared by specialists in each field and is peer-reviewed. In addition, the peer-review process and the quality of the product are being monitored by a Scientific Advisory Board. CyberActive intends to release CyberPatient as a series of internet-delivered educational modules that focus on different disease areas and are intended to be used by medical students for home study, by medical educators for teaching and examination purposes and by health care professionals for continuing education. CyberActive has completed development of an alpha version module for one disease.

Transfer of Cyberpatient Technology License

Under a license agreement dated June 1, 1997 with UBC, CyberActive held the right to develop interactive medical software. Pursuant to the terms of an assignment of License Agreement dated July 23, 2002, CyberActive assigned its license to IMC Interactive Medical Curriculum Inc. ('IMC"), a company controlled by Dr. Qayumi, in consideration for 750,000 shares of IMC. UBC consented to the assignment. Pursuant to terms of the Amended and Restated Agreement, UBC is entitled to a royalty of 6% of gross revenues from IMC to a total of $2,000,000. UBC, CyberActive and the Corporation have agreed to a Royalty Sharing Agreement whereby UBC will pay to the Corporation 50% of royalties received from IMC to a total of $1,000,000. Additionally, the Corporation is relieved of any obligations to further finance the development and commercialization of the CyberActive technology.

Competition

Three principal categories of medical education software are emerging in the rapidly growing market for educational software. The first category consists of multimedia products that duplicate textbook information. The second category consists of more dynamic representations of traditional reference information, which, however, do not enable the students to develop any diagnostic skills. The third category consists of products which actually simulate the doctor/patient experience. CyberActive believes that in this third category, ClinicSoft, developed by the Faculty of Medicine at the University of Iowa in 1995 and currently marketed by Digital Resources In Learning Inc., is the only product known to ~~the Company~~CyberActive and the Corporation that can be considered directly competitive to CyberPatient. CyberActive believes that CyberPatient is superior to ClinicSoft for a number of reasons, including ease of use without special training and immediate feedback via the built in "virtual" professor.

Resource Properties

The Corporation no longer holds any significant direct or indirect interests in resource properties due to its focus on online health information and the sale of products and services related thereto.

Office Space

The Corporation sub-leases approximately 1,500 square feet of office space at Suite 303-343 Railway Street, Vancouver, British Columbia for its corporate offices. The sub-lease is on a month to month basis and requires rental payments of approximately $6,000 per year.

Competition

Significant competition exists for health industry acquisition opportunities. Refer to "Narrative Description of the Business – ~~Online Health Information, Products and Services~~General". As a result of this competition, some of which is with large established companies with substantial capabilities and greater financial and technical resources than the Corporation, the Corporation may be unable to acquire rights to exploit additional attractive medical technology products or services on terms it considers acceptable. Accordingly, there can be no assurance that the Corporation will acquire any interest in additional medical technology operations.

Research and Development Activities

During the year ended March 31, 2003 the Corporation spent an aggregate of $Nil on research and development.

Staffing

The Corporation has a full time staff of approximately three persons who perform these administrative, technical, management and administrative services, and, from time to time, engages outside consultants and subcontractors. The Corporation's staff consists of one executive officer and two other management, administrative and technical personnel. The Corporation intends to increase or reduce such staffing as may be necessary in order to serve the needs of its clients.

Risk Factors

The securities of the Corporation are considered speculative due to the nature of the Corporation's business. Certain risks are associated with the operation of the Corporation's business including:

Dependence on Management

The success of the Corporation will be dependent largely upon the personal efforts of senior management who bring skills and experience to various critical aspects of the business. The loss of the services of one or more key personnel could have a material adverse effect upon the business and prospects. The success of the Corporation is largely dependent upon its ability to hire and retain qualified management and personnel. There can be no assurance that the Corporation will be able to do so, and failure to do so could have a material adverse effect upon medbroadcast.com and its prospects.

Dependence on the Continued Growth of the Internet

The Internet is relatively new and is rapidly evolving. The Corporation's business, financial condition and results of operations will be materially and adversely affected if Internet usage, advertising and ecommerce expenditures do not continue to grow. Medbroadcast.com, the Corporation's online presence, must adapt as the Internet continues to evolve. To be successful, medbroadcast.com must adapt to the changing technologies in an evolving market by continually enhancing our web site and introducing new services to address our customers' changing demands. This will require a continuous level of development and capital spending and the Corporation could incur substantial additional costs if it needs to modify its services or infrastructure.

Technical Obsolescence

While the Corporation contemplates that the products and services it develops will be the latest available, there are uncertainties as to the useful life of these products. Product innovation on the Internet is taking place at a rapid pace resulting in unforeseen technical and competitive threats that may make these products become obsolete faster than anticipated. This would result in greater than anticipated costs and implementation costs, resulting significantly reduced revenues and net income.

Uncertainty of Acceptance and Effectiveness of Internet Advertising/Sponsorship

The Corporation anticipates deriving a significant portion of its revenues from the sale of advertisements and sponsorships on its website. Since the Internet advertising market is new and rapidly evolving, the Corporation cannot gauge its acceptance by advertisers as an effective medium. Moreover, widespread adoption of "filter" software programs that allow Internet users to limit or prevent advertising from being delivered to their computer could adversely affect the commercial viability of Internet advertising and, as a result, the Corporation's business and financial condition.

Regulatory Oversight Related to Health Care Delivery

Some states have enacted laws which prohibit the "corporate practice of medicine" by business entities such as the Corporation. The Corporation has attempted to structure its services so that they will not constitute the practice of medicine. However, in the event that a state or other regulatory agency determines that any part of the Corporation's services constitutes practicing medicine without a license, it will be required to revise or terminate that part of the business and the Corporation may be subject to liability. Moreover, various state and federal laws also govern the delivery of health care services and goods. In the event a state or federal regulatory agency determines that the Corporation's relationship with an advertiser that delivers health care services or goods violates any laws prohibiting the offer, payment or receipt of remuneration to induce referrals to entities providing health care services or goods, the Corporation could be subjected to fines and other costs and could be required to revise or terminate that portion of its business.

The Internet is Subject to Legal Uncertainties and Potential Government Regulations

The Corporation anticipates that there will be an increasing number of laws and regulations relating to the Internet. These laws and regulations may relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. In addition, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. Any new law or regulation, or the adverse application or interpretation of existing laws, may decrease the growth in the use of the Internet or our web site. This could decrease the demand for the Corporation's services, increase its cost of doing business or otherwise have a material adverse effect on the Corporation's business, financial condition and results of operations.

Competition

While the potential market is huge, it is anticipated that it will attract significant competition. The Corporation's management team has significant strengths and skills, as well as access to information that may be a barrier to entry for competitors who may not be able to quickly build the reputation and relationships that medbroadcast.com has. There is no assurance that competitors will not be able to duplicate medbroadcast.com's business model over the long term.

There are a number of competitors currently delivering online health content. Some are better financed, have longer operating history as online health information providers and have better brand recognition than the Corporation. The Corporation believes that competition will continue to increase as new entities enter the market and as current competitors expand their business, resulting in increased pricing pressures which could in turn result in reduction of fees, lower margins, loss of clients and reduced visitor traffic to the Corporation's website.

No Assurance of Successful Development

There can be no assurance that the research and development to be conducted by the Corporation or its affiliates will result in commercially viable products. The likelihood of success must be considered in light of the problems, expenses, difficulties and delays frequently encountered in connection with the development, manufacture and marketing of a new product. These include, without limitation, the need to efficiently organize administrative and research functions, the need to solve manufacturing, production and marketing problems which may be compounded by competition, and the need to successfully complete required financing. The Corporation's success and continued operations depend on its ability to acquire financing for the development, manufacture and marketing of commercial product and on its ability to liquidate certain of its investments.

General Economic Conditions and Financing

The general economic conditions may deteriorate in such a manner as to affect the availability of capital from the financial markets. As a small but growing Corporation, the Corporation will need more capital than it has available to it or can expect to generate through the growth of

revenues. The Corporation expects that it will have to raise considerable funds in addition to the funds being raised hereunder in order to meet its continuing needs. There is no assurance that the Corporation will be able to raise the funds needed for its business. Failure to raise the necessary funds or raise them in a timely fashion would seriously impact the Corporation's growth plans.

Further, economic conditions of the target customers may deteriorate so that customers are unwilling or unable to complete purchase commitments. The impact of economic cycles may affect the propensity to buy the Corporation's products and such conditions may have a material adverse effect on the Corporation's business, operations and prospects.

Speculative Nature of Canadian Venture Exchange Market

The Corporation's shares are traded on TSX Venture Exchange. Such exchange is known as a risk capital exchange where shares of speculative companies are often brought to market and traded. A vast majority of the companies on TSX Venture Exchange have not engaged in profitable operations and are in start up or mineral exploration activities. The liquidity and depth of the market of TSX Venture Exchange may be dependent upon a substantial number of factors including the economy and the desire of investors to enter into a speculative market. This may affect the pricing of the securities of the Corporation as well as the pricing of the securities of companies in which the Corporation has an investment.

Variations in Operating Results

Although the Corporation was incorporated on February 15, 1988, it was an inactive subsidiary of Prime Resources Group Inc. ("PRG") until June, 1990. In June of 1990, the Corporation acquired substantially all of its assets and operations from PRG and began to actively conduct business. Accordingly, the Corporation has had a relatively short operating history. In addition, during the years ended March 31, 1995, March 31, 1996, March 31, 1997, March 31, 1998, March 31, 1999, March 31, 2000 , March 31, 2001, March 31, 2002 and March 31, 2003 the Corporation had net income (losses) of ($1,355,793), $1,417,769, ($4,167,384), ($5,804,412), ($2,623,201), ($7,708,827), ($9,452,519), ($4,113,625) and ($595,586) respectively, shareholder deficits of $16,837,260, $15,461,907, $4,167,389, $9,971,796, $12,594,997, $20,303,824, $29,756,343, $33,869,968 and $1,630,320 respectively, and per share earnings (losses) of ($0.24), $0.21, ($0.55), ($0.75), ($0.30), ($0.60), ($0.56), ($.21) and ($.03) respectively. For further information with respect to the foregoing, see "Management's Discussion and Analysis."

Financing Risks

The Corporation may not in the future have sufficient financial resources to undertake all of its planned expenditures. The development of the Corporation's business may therefore depend upon the Corporation's ability to obtain financing through private placements, public financing or other means. If the Corporation is unsuccessful in raising the required future financing, it could lose its interest in certain business opportunities. There are no assurances that the Corporation will be successful in obtaining the required future financing.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information should be read in conjunction with the consolidated financial statements and notes for the Corporation's financial year ended March. 31, 2003. The Corporation's consolidated financial statements for the financial year ended March 31, 2003, together with the Audit Report thereon, are incorporated herein by reference and may be found under the Corporation's profile at http://www.sedar.com/.

Year-End Financial Information

	Year Ended March 31, 2003	Year Ended March 31, 2002	Year Ended March 31, 2001	Year Ended March 31, 2000	Year Ended March 31, 1999
Total Revenues	272,216	250,360	$238,629	$341,181	$587,100
Net Income (Loss) before Extraordinary Items	(595,586)	(4,113,625)	(9,452,519)	(7,708,827)	(2,623,201)
Net Income (Loss)	(595,586)	(4,113,625)	(9,452,519)	(7,708,827)	(2,623,201)
Data per Common Share					
Net Income (Loss) before Extraordinary Items	(0.03)	(0.21)	(0.56)	(0.60)	(0.30)
Net Income (Loss)	(0.03)	(0.21)	(0.56)	(0.60)	(0.30)
Fully Diluted Earnings (Loss)	(0.03)	(0.21)	(0.56)	(0.60)	(0.30)
Dividends declared	-	-	-	-	-
Balance Sheet Data					
Total Assets	764,431	1,415,629	5,079,260	5,500,574	2,948,501
Long Term Debt	-	-	-	-	-

Quarterly Financial Information

	2003				2002			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total Revenues	(3,786)	48,615	107,847	111,968	$134,342	$97,346	$15,746	$2,926
Net Income (Loss) before Extraordinary Items	(258,371)	(110,231)	(111,005)	(115,979)	(430,668)	(247,269)	(1,128,168)	(2,307,520)
Net Income (Loss)	(258,371)	(110,231)	(111,005)	(115,979)	(430,668)	(247,269)	(1,128,168)	(2,307,520)
Data per Common Share Net Income (Loss) before Extraordinary Items	(0.01)	(0.005)	(0.005)	(0.01)	(0.02)	(0.01)	(0.06)	(0.12)
Net Income	(0.01)	(0.005)	(0.005)	(0.01)	(0.02)	(0.01)	(0.06)	(0.12)

	2003				2002			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
(Loss)								
Fully diluted Earnings (Loss)	(0.01)	(0.005)	(0.005)	(0.01)	(0.02)	(0.01)	(0.06)	(0.12)

Dividends

There are no restrictions which prevent the Corporation from paying dividends. The Corporation has not paid dividends to date on its common shares and currently has no plans to pay dividends in the near future. Any decision to pay dividends in the future will be based on the Corporation's earnings and financial requirements and other factors which its board of directors may consider appropriate in the circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal Year Ended March 31, 2003

The following discussion of the financial condition, changes in financial condition and results of operations for the years ended March 31, 2003 and March 31, 2002 should be read in conjunction with the Corporation's consolidated financial statements and the Management Discussion and Analysis, which is included in the Corporation's Report to Shareholders for the fiscal period ended March 31, 2003, which is incorporated herein by reference, and may be found under the Corporation's profile at http://www.sedar.com/. The financial information presented herein was prepared in accordance with generally accepted accounting principles in Canada

For the year ending March 31, 2003 Medbroadcast had revenues totaling $272,216 compared to $250,360 for the same period last year. The Company's revenues for the year were earned primarily from Canwest Global under an agreement that concluded in October 2002.

The Company incurred operating expenses totaling $766,405 for the year ended March 31, 2003 as compared to $4,474,313 for the year ended March 31, 2002. The most significant operating expenses during the year were for professional and consulting fees of $271,935 in the current year compared to $356,236 in 2002. Advertising expenses were reduced significantly to $26,375 in 2003 from $2,425,109 in the prior year. These advertising expenses relate to the Company's use of its advertising credits under agreements with Canwest Global; in management's opinion, the carrying value of its unexpended advertising credits of $457,334 is recoverable. All other operating expenses were lower in the current period as a result of a reduction in the workforce, termination of external service agreements and a general reduction in operating expenses.

During 2003, the Company recorded a loss on disposal plus write-down of fixed assets of $101,397 that reduced the carrying value of its fixed assets to its estimated fair value of $180,000. Loss on disposal of fixed assets in 2002 was $2,422.

No investments were disposed during 2003 as the Company disposed the majority of its investments in the year ended Mach 31, 2002 and realized a net gain of $155,411.

Net loss for the year ended March 31, 2003 was $595,586 as compared to $4,113,625 for the year ended March 31, 2002, resulting in a loss of$0.03 per share (2002- (0.21))

As at March 31, 2003, the Company had cash totaling $101,412 as compared with $322,616 on March 31, 2002.

The Company had no financing activities during the current year. In the prior year the Company's financing activities included the receipt of three loans in the amounts of $1,000,000, $600,000 and $200,000. Two loans amounting to $1,600,000 were repaid. The remaining $200,000 loan is payable to a shareholder, is due on demand and bears interest at 12% per annum.

Fiscal Year Ended March 31, 2002

During the year ended March 31, 2002 the Corporation continued to alter its direction. The Corporation is now primarily engaged in developing and distributing online health information via its website medbroadcast.com. During the year the website has been enhanced by the launch of a men's channel and a lifestyle channel.

The Corporation raised $441,981 through a private placement during the year. The Corporation received proceeds of $200,000 from a shareholder.

During the year ended March 31, 2002 the Corporation's revenues were $250,360. Operating expenses were $4,474,313. The utilization of advertising credits in the amount of $2,425,109 accounted for the majority of the loss. The Corporation reduced its workforce, terminated external service agreements and generally reduced operating expenses. The disposition of investments in the natural resource sector contributed in a net again of $155,411. These factors resulted in a net loss of $4,113,265 or $0.21 per share.

MARKET FOR SECURITIES

The common shares of the Corporation are listed and posted for trading on the ~~Canadian~~ TSX Venture Exchange ~~Inc.~~ under the trading symbol "MDB".

DIRECTORS AND OFFICERS

The names and municipality of residence of each of the directors, officers and promoters of the Corporation, the principal occupations in which each has been engaged during the immediately preceding five years and the periods during which each has served as a director are as follows:

Name and Present Office held with the Company	Principal Occupation or Employment for Last Five Years[1]	Periods during which Has Served as a Director	Shares Owned[1]
Leanne Bate West Vancouver, BC *Interim President, Chief Executive Officer& CFO and Director*	President, iN8 Consulting, whose principal business is strategic consulting, Jan. 2000 to present; Director, Strategic Accounts, Rogers Cablesystems, Apr. 1996 to Jan. 2000.	sSince April 27, 2000	4,000
Robert King Vancouver, BC *Director*	President, King Pacific Capital Corporation, whose principal business is providing financial services, 1994 to present.	Since July 16, 2001	25,000
Hagen Kennecke, MD, MHA Vancouver, BC *Director*	Internist, Providence Health Care, St. Paul's Hospital, 2000 to present; Project analyst, The Wellesley Hospital, 1995 to 2000.	Since July 29, 2002	Nil

Each director of the Corporation holds office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles and bylaws of the Corporation or he becomes disqualified to act as a director.

The directors and senior officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 29,000 common shares, being .2% of the issued and outstanding common shares of the Corporation.

The Corporation has an audit committee which currently consists of Leanne Bate, Hagen Kennecke and Robert King.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions is contained in the Corporation's Information Circular dated August 29, 2003 for its annual general meeting of shareholders to be held on September 30 2003. Additional financial information is provided in the Corporation's financial statements as at March 31, 2003. Copies of each of the Corporation's Information Circular and comparative consolidated financial statements have been filed with each applicable securities commission and are available under the Corporation's profile at http://www.sedar.com/.

The Corporation will provide to any person, on request to the Corporate Secretary of the Corporation, the following information:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distributions of its securities;

 (i) one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

 (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year, together with the accompanying report of the Corporation's auditors and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

 (iii) one copy of the information circular of the Corporation in respect of its most recent annual general meeting of shareholders that involved the election of directors; and

 (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not described under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security_holder of the Corporation.

To receive such documents, please contact Leanne Bate, Corporate Secretary, Medbroadcast Corporation, 303 - 343 Railway Street, Vancouver, British Columbia, V6A 1A4.

04 APR -3 7:21

(24)

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Medbroadcast Corporation, has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 24, 2003 of 132,860,939 Special Warrants, each Special Warrant exercisable into one (1) Common Share of Medbroadcast Corporation, Medbroadcast Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 24th day of October, 2003.

MEDBROADCAST CORPORATION

By: (signed) "Leanne Bate"

Leanne Bate

Interim President, Chief Executive Officer and Chief Financial Officer

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

04 APR -9 AM 7:21

(25)

PRESS RELEASE

Medbroadcast Corporation Completes Special Warrant Financing

For immediate release

October 24, 2003 - Medbroadcast Corporation ("**Medbroadcast**") (TSX Venture:MDB) is pleased to announce that it has completed its previously announced private placement of 132,860,939 special warrants, each special warrant exercisable for no additional consideration on the part of the holder into one (1) common share of Medbroadcast, at a price of $0.1129 per special warrant, for gross proceeds of $15 million. The offering was co-led by FirstEnergy Capital Corp. and J.F. Mackie & Company Ltd., and included Griffiths McBurney & Partners and Tristone Capital Inc., as underwriters. Proceeds from the issue will be placed in escrow until shareholder approval of the conversion of the special warrants into common shares in accordance with the warrant indenture between Medbroadcast and Computershare Trust Company of Canada, as trustee, dated October 23, 2003, has been obtained and a new management team has been appointed, including Allen J. Bey.

After giving effect to the offering, Medbroadcast has 21,167,230 common shares and 132,860,939 special warrants issued and outstanding.

Pursuant to Multi-Lateral Instrument 45-102 ("**M.I. 45-102**") and TSX Venture Exchange Policy 4.1, the special warrants and the common shares issuable on exercise of such special warrants are subject to a four (4) month hold period as Medbroadcast is a "qualifying issuer", as that term is defined in M.I. 45-102, and such special warrants and the common shares issued on exercise of such special warrants may not be traded before February 25, 2004.

The common shares have not been and will not be registered under the *U.S. Securities Act of 1933* and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

The TSX Venture Exchange has not received and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Leanne Bate
Interim President, CEO and CFO
Medbroadcast Corporation
Phone: (604) 808-3570.

This is the form of a material change report required under section 85(1) of the *Securities Act* (British Columbia), section 151 of the *Securities Rules*, section 118(1) of the *Securities Act* (Alberta), section 75(2) of the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Scotia) and Section 84(1) of the *Securities Act* (Saskatchewan).

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
AND
SECTION 118(1) OF THE *SECURITIES ACT* (ALBERTA)
AND
SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)
AND
SECTION 81(2) OF THE *SECURITIES ACT* (NOVA SCOTIA)
AND
SECTION 84(1) OF THE *SECURITIES ACT* (SASKATCHEWAN)

1. Reporting Issuer

MEDBROADCAST CORPORATION
Suite 303, 343 Railway Street
Vancouver, B.C. V6A 1A4

(the "Issuer")

2. Date of Material Change

October 24, 2003

3. Press Release

A press release was filed on October 24, 2003 and disseminated through Canada NewsWire Limited.

4. Summary of Material Change

The Issuer announced that it has completed its private placement of 132,860,939 special warrants, each special warrant exercisable for no additional consideration on the part of the holder into one (1) common share of the Issuer, at a price of $0.1129 per special warrant, for gross proceeds of $15 million. Proceeds from the issue will be placed in

escrow until shareholder approval of the conversion of the special warrants into common shares in accordance with a warrant indenture entered into between Medbroadcast and Computershare Trust Company of Canada, as trustee, dated October 23, 2003, has been obtained and a new management team has been appointed.

5. **Full Description of Material Change**

The Issuer announced that it has completed its previously announced private placement of 132,860,939 special warrants, each special warrant exercisable for no additional consideration on the part of the holder into one (1) common share of the Issuer, at a price of $0.1129 per special warrant, for gross proceeds of $15 million. The offering was co-led by FirstEnergy Capital Corp. and J.F. Mackie & Company Ltd., and included Griffiths McBurney & Partners and Tristone Capital Inc., as underwriters. Proceeds from the issue will be placed in escrow until shareholder approval of the conversion of the special warrants into common shares in accordance with the warrant indenture between Medbroadcast and Computershare Trust Company of Canada, as trustee, dated October 23, 2003, has been obtained and a new management team has been appointed, including Allen J. Bey.

After giving effect to the offering, Medbroadcast has 21,167,230 common shares and 132,860,939 special warrants issued and outstanding.

Pursuant to Multi-Lateral Instrument 45-102 ("M.I. 45-102") and TSX Venture Exchange Policy 4.1, the special warrants and the common shares issuable on exercise of such special warrants are subject to a four (4) month hold period as Medbroadcast is a "qualifying issuer", as that term is defined in M.I. 45-102, and such special warrants and the common shares issued on exercise of such special warrants may not be traded before February 25, 2004.

The common shares have not been and will not be registered under the *U.S. Securities Act of 1933* and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia), Section 118(2) of the *Securities Act* (Alberta), Section 75(3) of the *Securities Act* (Ontario), Section 81(3) of the *Securities Act* (Nova Scotia) and Section 84(2) of the *Securities Act* (Saskatchewan)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Leanne Bate, Interim President, Chief Executive Officer & Chief Financial Officer
Telephone: 604-808-3570

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia on October 28, 2003.

MEDBROADCAST CORPORATION

By: (signed) *"Leanne Bate"*
Leanne Bate
Interim President, Chief Executive Officer
& Chief Financial Officer

87

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Medbroadcast Corporation ("Medbroadcast") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that, in respect of a distribution on October 30, 2003 of 50,000 common shares of Medbroadcast, Medbroadcast was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 30th day of October, 2003.

MEDBROADCAST CORPORATION

By: (signed) *"Leanne Bate"*
Leanne Bate
Interim President, Chief Executive Officer
& Chief Financial Officer

28

MEDBROADCAST CORPORATION
Suite 303, 343 Railway Street
Vancouver, B.C. V6A 1A4

November 7, 2003

FOR IMMEDIATE RELEASE Trading Symbol: (TSX-VEN: MDB)

VANCOUVER, CANADA: Medbroadcast Corporation (the "Corporation") (TSX-VEN: MDB) announces that pursuant to an agreement dated September 19, 2003 (the "Agreement") between the Corporation and Teck Cominco Limited ("Teck Cominco") the Corporation has issued 50,000 common shares in the capital of the Corporation to Teck Cominco. The Agreement releases the Corporation of its obligations under a right of first refusal granted to Teck Cominco pursuant to a prior agreement dated April 29, 1991, which gave Teck Cominco the right to participate in future public or private placement financings engaged in by the Corporation. The April 29, 1991 agreement has been terminated in consideration of the issuance of the shares and a further agreement by the Corporation to grant to Teck Cominco certain back-in rights and a right of first refusal in respect of any future sales by the Corporation of its mineral properties.

The issuance of the 50,000 shares was approved by the TSX Venture Exchange on September 30, 2003. In accordance with applicable securities laws and the policies of the Exchange, the shares will be subject to a hold period expiring on March 1, 2004.

For further information please contact Leanne Bate at 604-808-3570.

ON BEHALF OF THE BOARD OF DIRECTORS.

(signed) *"Leanne Bate"*
Leanne Bate,
Interim President, Chief Executive Officer
& Chief Financial Officer

04 APR -5 AM 7:21

(29)

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

November 18, 2003

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Medbroadcast Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Extraordinary
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 58404P104
5.	Record Date for Notice	: November 28, 2003
6.	Record Date for Voting	: November 28, 2003
7.	Beneficial Ownership Determination Date	: November 28, 2003
8.	Meeting Date	: January 07, 2004
9.	Meeting Location	: Calgary
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax:604.683.3694

04 APR -2 AM 7:21

30

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

November 18, 2003

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Medbroadcast Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Extraordinary
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 58404P104
5.	Record Date for Notice	: November 28, 2003
6.	Record Date for Voting	: November 28, 2003
7.	Beneficial Ownership Determination Date	: November 28, 2003
8.	Meeting Date	: January 06, 2004
9.	Meeting Location	: Calgary
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax:604.683.3694

MEDBROADCAST CORPORATION

04 APR -2 AM 7:21

(31)

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS – ACQUISITION APPROVAL

NOTICE IS HEREBY GIVEN THAT a special meeting (the "Acquisition Approval Meeting") of holders ("Shareholders") of common shares ("Common Shares") of Medbroadcast Corporation ("Medbroadcast") to be held in the Frank L. Burnet Boardroom at the office of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W Calgary, Alberta, on Wednesday January 7, 2004, at 10:00 a.m. (Calgary time) for the following purposes:

1. to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying Information Circular – Proxy Statement of Medbroadcast dated November 26, 2003 (the "Information Circular – Proxy Statement"), ratifying, confirming and approving the Pre-Acquisition Agreement between Medbroadcast and Rock Energy Ltd. ("Rock") dated October 31, 2003, as amended (the "Pre-Acquisition Agreement") and approving the making of the offer to purchase all of the issued and outstanding shares of Rock in accordance with the terms and conditions of the Pre-Acquisition Agreement;

2. to consider, and if thought advisable, to pass, with or without variation, a special resolution (the "Consolidation Resolution"), the full text of which is set forth in the Information Circular – Proxy Statement, approving amending the Articles of Medbroadcast to consolidate the outstanding Common Shares on a 30 for 1 basis on the terms and conditions set forth and described in the Information Circular – Proxy Statement (including that Shareholders whom hold less than 1,001 Common Shares prior to the consolidation and, accordingly, who would receive less than 34 Common Shares as a result of the consolidation will not receive post-consolidation Common Shares, provided that such Shareholders shall instead receive a cash payment in the amount of $0.1129 for each Common Share held prior to giving effect to the consolidation);

3. to consider, and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular – Proxy Statement, approving the change of name of Medbroadcast to Rock Energy Inc.;

4. to consider, and if thought advisable, to pass an ordinary resolution to appoint KPMG LLP, Chartered Accountants, as the auditors of Medbroadcast and authorize the directors to fix their remuneration as such;

5. to consider, and if thought advisable, to pass, with or without variation, a special resolution (the "Continuation Resolution"), the full text of which is set forth in the Information Circular – Proxy Statement, authorizing the continuance of Medbroadcast from the federal jurisdiction of Canada to the Province of Alberta; and

6. to transact such further and other business as may properly be brought before the Acquisition Approval Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Acquisition Approval Meeting are set forth in the Information Circular - Proxy Statement which accompanies this Notice.

Each person who is a Shareholder of record at the close of business on November 28, 2003 (the "Record Date"), will be entitled to notice of, and to attend and vote at, the Acquisition Approval Meeting provided that, to the extent a Shareholder as of the Record Date transfers the ownership of any of such holder's Common Shares after such date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than ten days before the Acquisition Approval Meeting, to be included in the list of Shareholders eligible to vote at the Acquisition Approval Meeting, such transferee will be entitled to vote those shares at the Acquisition Approval Meeting.

Shareholders who are unable to attend the Acquisition Approval Meeting in person are requested to complete and sign the enclosed green form of proxy and forward it in the enclosed envelope so as to reach or be deposited with the

President of Medbroadcast, c/o Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Acquisition Approval Meeting or an adjournment thereof.

Pursuant to section 190 of the *Canada Business Corporations Act* (the "CBCA"), holders of Common Shares are entitled to exercise rights of dissent in respect of the proposed Consolidation Resolution (but only if as a result of such special resolution the holder is not entitled to receive post-consolidation Common Shares) or the proposed Continuation Resolution and to be paid fair value for such shares. Holders of Common Shares wishing to dissent with respect to the proposed Consolidation Resolution or the proposed Continuation Resolution must send a written objection to the Corporation, addressed to the Corporation, at its registered office, 1100 – 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4, at or prior to the time of the Acquisition Approval Meeting in order to be effective. **Failure to strictly comply with the requirements set forth in section 190 of the CBCA may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares beneficially owned by such individual to be registered in his name prior to the time the written objection to the Consolidation Resolution or the Continuation Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of his Common Shares to dissent on his behalf.**

BY ORDER OF THE BOARD OF DIRECTORS
OF MEDBROADCAST CORPORATION

(signed) "Leanne Bate"
Leanne Bate
President
Medbroadcast Corporation

Vancouver, British Columbia
November 26, 2003

32

MEDBROADCAST CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS – LICENCING AND FINANCING APPROVAL

NOTICE IS HEREBY GIVEN that a special meeting (the "Licencing and Financing Approval Meeting") of holders ("Shareholders") of common shares ("Common Shares") of Medbroadcast Corporation ("Medbroadcast") will be held in the Frank L. Burnet Boardroom at the office of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W, Calgary, Alberta, on Tuesday, January 6, 2004, at 10:00 a.m. (Calgary time) for the following purposes:

1. to consider, and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the accompanying Information Circular – Proxy Statement of Medbroadcast dated November 26, 2003 (the "Information Circular – Proxy Statement"), approving the licence and eventual sale of Medbroadcast's website to Virtual Learning Inc. ("VLI") in accordance with the terms and conditions of the Licence Agreement between Medbroadcast and VLI dated October 1, 2003 (the "Licencing Resolution");

2. to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying Information Circular – Proxy Statement, approving the issue of 132,860,939 special common share purchase warrants of Medbroadcast ("Special Warrants") at a price of $0.1129 per Special Warrant for gross proceeds of $15,000,000, each of which Special Warrants entitles the holder to acquire one (1) Common Share for no additional consideration, subject to adjustment in certain events;

3. to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular – Proxy Statement, approving a new share option plan which is more particularly described in the Information Circular – Proxy Statement which will authorize the board of directors of Medbroadcast to issue options to purchase up to 25,968,496 Common Shares to directors, officers and employees of and certain other persons providing services on an ongoing basis to Medbroadcast; and

4. to transact such further and other business as may properly be brought before the Licencing and Financing Approval Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Licencing and Financing Approval Meeting are set forth in the Information Circular - Proxy Statement which accompanies this Notice.

Each person who is a Shareholder of record at the close of business on November 28, 2003 (the "Record Date"), will be entitled to notice of, and to attend and vote at, the Licencing and Financing Approval Meeting provided that, to the extent a Shareholder as of the Record Date transfers the ownership of any of such holder's Common Shares after such date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than ten days before the Licencing and Financing Approval Meeting, to be included in the list of Shareholders eligible to vote at the Licencing and Financing Approval Meeting, such transferee will be entitled to vote those shares at the Licencing and Financing Approval Meeting.

Shareholders who are unable to attend the Licencing and Financing Approval Meeting in person are requested to complete and sign the enclosed blue form of proxy and forward it in the enclosed envelope so as to reach or be deposited with the President of Medbroadcast, c/o Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or an adjournment thereof.

Pursuant to section 190 of the *Canada Business Corporations Act* (the "CBCA"), holders of Common Shares are entitled to exercise rights of dissent in respect of the proposed Licencing Resolution and to be paid fair value for such shares. Holders of Common Shares wishing to dissent with respect to the proposed Licencing Resolution must send a written objection to the Corporation, addressed to the Corporation, at its registered office, 1100 – 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4, at or prior to the time of the Licencing and Financing

Approval Meeting in order to be effective. **Failure to strictly comply with the requirements set forth in section 190 of the CBCA may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares beneficially owned by such individual to be registered in his name prior to the time the written objection to the Licencing Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of his Common Shares to dissent on his behalf.**

BY ORDER OF THE BOARD OF DIRECTORS
OF MEDBROADCAST CORPORATION

(signed) "Leanne Bate"
Leanne Bate
President
Medbroadcast Corporation

Vancouver, British Columbia
November 26, 2003

(33)

04 APR -7 7:21

MEDBROADCAST CORPORATION

NOTICE OF SPECIAL MEETING

to be held January 6, 2004

and

NOTICE OF SPECIAL MEETING

to be held January 7, 2004

and

INFORMATION CIRCULAR – PROXY STATEMENT

with respect to the

**LICENCE OF WEBSITE TO
VIRTUAL LEARNING INC.**

and the

**ISSUE OF 132,860,939 SPECIAL COMMON
SHARE PURCHASE WARRANTS**

and the

ACQUISITION OF ROCK ENERGY LTD.

and

RELATED AND OTHER MATTERS

November 26, 2003

The TSX Venture Exchange has not in any way passed upon the merits of the transactions described herein and any representation to the contrary is an offence.

November 26, 2003

TO: Holders of Common Shares of Medbroadcast Corporation

You are invited to attend a special meeting (the "Licencing and Financing Approval Meeting") of holders ("Shareholders") of common shares ("Common Shares") of Medbroadcast Corporation ("Medbroadcast") to be held in the Frank L. Burnet Boardroom at the office of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W, Calgary, Alberta, **on** Tuesday **January 6, 2004, at 10:00 a.m. (Calgary time)** for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders – Licencing and Financing Approval.

At the Licencing and Financing Approval Meeting, Shareholders will be asked, among other things, to consider and vote upon:

1. a special resolution (the "Licencing Resolution") approving the licence and eventual sale of the Medbroadcast's website to Virtual Learning Inc. ("VLI") in accordance with the terms and conditions of the Licence Agreement between Medbroadcast and VLI effective April 30, 2003 as set forth and described in the Information Circular – Proxy Statement of Medbroadcast dated November 26, 2003 (the "Information Circular – Proxy Statement");

2. an ordinary resolution (the "Financing Resolution") approving the issue of 132,860,939 special common share purchase warrants of Medbroadcast ("Special Warrants") at a price of $0.1129 per Special Warrant for gross proceeds of $15,000,000, each of which Special Warrants entitles the holder to acquire one (1) Common Share for no additional consideration, subject to adjustment in certain events (the "Financing"); and

3. an ordinary resolution (the "Option Plan Resolution") approving a new share option plan which will authorize the board of directors of Medbroadcast to issue options to purchase up to 25,968,496 Common Shares to directors, officers and employees of and certain other persons providing services on an ongoing basis to Medbroadcast.

It is a condition to the release to Medbroadcast of the gross proceeds of the Financing that the Shareholders shall have approved the Financing Resolution.

You are also invited to attend a special meeting (the "Acquisition Approval Meeting") of holders of Common Shares of Medbroadcast to be held in the Frank L. Burnet Boardroom at the office of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W, Calgary, Alberta, **on** Wednesday **January 7, 2004, at 10:00 a.m. (Calgary time)** for the purposes set forth in the other accompanying Notice of Special Meeting of Shareholders – Acquisition Approval.

At the Acquisition Approval Meeting, Shareholders will be asked, among other things, to consider and vote upon:

1. an ordinary resolution (the "Acquisition Resolution") ratifying, confirming and approving the Pre-Acquisition Agreement between Medbroadcast and Rock Energy Ltd. ("Rock") dated October 31, 2003, as amended, as set forth and described in (and attached) to the Information Circular – Proxy Statement and the making of the offer (the "Offer") to purchase all of the issued and outstanding shares of Rock in accordance with the terms and conditions of such agreement (the "Acquisition");

2. a special resolution (the "Consolidation Resolution") approving amending the Articles of Medbroadcast to consolidate the outstanding Common Shares on a 30 for 1 basis on the terms and conditions set forth and described in the Information Circular – Proxy Statement (including that Shareholders whom hold less than 1,001 Common Shares prior to the consolidation and, accordingly, who would receive less than 34 Common Shares following such consolidation will not receive post-consolidation Common Shares provided that such Shareholders shall instead receive a cash payment in the amount of $0.1129 for each Common Share held prior to giving effect to the consolidation);

3. a special resolution (the "Name Change Resolution") changing the name of Medbroadcast to Rock Energy Inc.;

4. an ordinary resolution (the "Change of Auditors Resolution") to appoint KPMG LLP, Chartered Accountants, as the auditors of Medbroadcast and authorize the directors to fix their remuneration as such; and

5. a special resolution (the "Continuation Resolution") approving the continuance of Medbroadcast from the federal jurisdiction of Canada to the Province of Alberta.

It is a condition to the making by Medbroadcast of the Offer to purchase all of the issued and outstanding shares of Rock that the Shareholders shall have approved the Acquisition Resolution.

Each of Medbroadcast and Rock are entitled to terminate the Pre-Acquisition Agreement if the gross proceeds of the Financing have not been unconditionally released to Medbroadcast on or before January 31, 2004.

The board of directors of Medbroadcast unanimously recommends that the Shareholders vote in favour of each of the matters to be considered at the Licencing and Financing Approval Meeting and the Acquisition Approval Meeting (collectively, the "Meetings") including the Licencing Resolution, the Financing Resolution, the Option Plan Resolution, the Acquisition Resolution, the Consolidation Resolution, the Name Change Resolution, the Change of Auditors Resolution and the Continuation Resolution.

The accompanying Information Circular – Proxy Statement provides a detailed description of the Financing, the Acquisition, Rock and the other matters to come before the Meetings. Please give this material your careful consideration, and, if you require assistance, consult your financial, income tax or other professional advisor.

To be represented at the Licencing and Financing Approval Meeting, you must either attend the Licencing and Financing Approval Meeting in person or complete and sign the enclosed blue form of proxy and forward it so as to reach or be deposited with the President of Medbroadcast, c/o Computershare Trust Company of Canada, Attention, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Licencing and Financing Approval Meeting or an adjournment thereof. An envelope addressed to Computershare Trust Company of Canada is enclosed for your convenience.

To be represented at the Acquisition Approval Meeting, you must either attend the Acquisition Approval Meeting in person or complete and sign the enclosed green form of proxy and forward it so as to reach or be deposited with the President of Medbroadcast, c/o Computershare Trust Company of Canada, Attention, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Acquisition Approval Meeting or an adjournment thereof. An envelope addressed to Computershare Trust Company of Canada is enclosed for your convenience.

Yours very truly,

(signed) "Leanne Bate"
Leanne Bate
President
Medbroadcast Corporation

MEDBROADCAST CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS – LICENCING AND FINANCING APPROVAL

NOTICE IS HEREBY GIVEN that a special meeting (the "Licencing and Financing Approval Meeting") of holders ("Shareholders") of common shares ("Common Shares") of Medbroadcast Corporation ("Medbroadcast") will be held in the Frank L. Burnet Boardroom at the office of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W, Calgary, Alberta, on Tuesday, January 6, 2004, at 10:00 a.m. (Calgary time) for the following purposes:

1. to consider, and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the accompanying Information Circular – Proxy Statement of Medbroadcast dated November 26, 2003 (the "Information Circular – Proxy Statement"), approving the licence and eventual sale of Medbroadcast's website to Virtual Learning Inc. ("VLI") in accordance with the terms and conditions of the Licence Agreement between Medbroadcast and VLI dated October 1, 2003 (the "Licencing Resolution");

2. to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying Information Circular – Proxy Statement, approving the issue of 132,860,939 special common share purchase warrants of Medbroadcast ("Special Warrants") at a price of $0.1129 per Special Warrant for gross proceeds of $15,000,000, each of which Special Warrants entitles the holder to acquire one (1) Common Share for no additional consideration, subject to adjustment in certain events;

3. to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular – Proxy Statement, approving a new share option plan which is more particularly described in the Information Circular – Proxy Statement which will authorize the board of directors of Medbroadcast to issue options to purchase up to 25,968,496 Common Shares to directors, officers and employees of and certain other persons providing services on an ongoing basis to Medbroadcast; and

4. to transact such further and other business as may properly be brought before the Licencing and Financing Approval Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Licencing and Financing Approval Meeting are set forth in the Information Circular - Proxy Statement which accompanies this Notice.

Each person who is a Shareholder of record at the close of business on November 28, 2003 (the "Record Date"), will be entitled to notice of, and to attend and vote at, the Licencing and Financing Approval Meeting provided that, to the extent a Shareholder as of the Record Date transfers the ownership of any of such holder's Common Shares after such date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than ten days before the Licencing and Financing Approval Meeting, to be included in the list of Shareholders eligible to vote at the Licencing and Financing Approval Meeting, such transferee will be entitled to vote those shares at the Licencing and Financing Approval Meeting.

Shareholders who are unable to attend the Licencing and Financing Approval Meeting in person are requested to complete and sign the enclosed blue form of proxy and forward it in the enclosed envelope so as to reach or be deposited with the President of Medbroadcast, c/o Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or an adjournment thereof.

Pursuant to section 190 of the *Canada Business Corporations Act* (the "CBCA"), holders of Common Shares are entitled to exercise rights of dissent in respect of the proposed Licencing Resolution and to be paid fair value for such shares. Holders of Common Shares wishing to dissent with respect to the proposed Licencing Resolution must send a written objection to the Corporation, addressed to the Corporation, at its registered office, 1100 – 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4, at or prior to the time of the Licencing and Financing

Approval Meeting in order to be effective. **Failure to strictly comply with the requirements set forth in section 190 of the CBCA may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares beneficially owned by such individual to be registered in his name prior to the time the written objection to the Licencing Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of his Common Shares to dissent on his behalf.**

BY ORDER OF THE BOARD OF DIRECTORS
OF MEDBROADCAST CORPORATION

(signed) "Leanne Bate"
Leanne Bate
President
Medbroadcast Corporation

Vancouver, British Columbia
November 26, 2003

MEDBROADCAST CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS – ACQUISITION APPROVAL

NOTICE IS HEREBY GIVEN THAT a special meeting (the "Acquisition Approval Meeting") of holders ("Shareholders") of common shares ("Common Shares") of Medbroadcast Corporation ("Medbroadcast") to be held in the Frank L. Burnet Boardroom at the office of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W Calgary, Alberta, on Wednesday January 7, 2004, at 10:00 a.m. (Calgary time) for the following purposes:

1. to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying Information Circular – Proxy Statement of Medbroadcast dated November 26, 2003 (the "Information Circular – Proxy Statement"), ratifying, confirming and approving the Pre-Acquisition Agreement between Medbroadcast and Rock Energy Ltd. ("Rock") dated October 31, 2003, as amended (the "Pre-Acquisition Agreement") and approving the making of the offer to purchase all of the issued and outstanding shares of Rock in accordance with the terms and conditions of the Pre-Acquisition Agreement;

2. to consider, and if thought advisable, to pass, with or without variation, a special resolution (the "Consolidation Resolution"), the full text of which is set forth in the Information Circular – Proxy Statement, approving amending the Articles of Medbroadcast to consolidate the outstanding Common Shares on a 30 for 1 basis on the terms and conditions set forth and described in the Information Circular – Proxy Statement (including that Shareholders whom hold less than 1,001 Common Shares prior to the consolidation and, accordingly, who would receive less than 34 Common Shares as a result of the consolidation will not receive post-consolidation Common Shares, provided that such Shareholders shall instead receive a cash payment in the amount of $0.1129 for each Common Share held prior to giving effect to the consolidation);

3. to consider, and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular – Proxy Statement, approving the change of name of Medbroadcast to Rock Energy Inc.;

4. to consider, and if thought advisable, to pass an ordinary resolution to appoint KPMG LLP, Chartered Accountants, as the auditors of Medbroadcast and authorize the directors to fix their remuneration as such;

5. to consider, and if thought advisable, to pass, with or without variation, a special resolution (the "Continuation Resolution"), the full text of which is set forth in the Information Circular – Proxy Statement, authorizing the continuance of Medbroadcast from the federal jurisdiction of Canada to the Province of Alberta; and

6. to transact such further and other business as may properly be brought before the Acquisition Approval Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Acquisition Approval Meeting are set forth in the Information Circular - Proxy Statement which accompanies this Notice.

Each person who is a Shareholder of record at the close of business on November 28, 2003 (the "Record Date"), will be entitled to notice of, and to attend and vote at, the Acquisition Approval Meeting provided that, to the extent a Shareholder as of the Record Date transfers the ownership of any of such holder's Common Shares after such date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than ten days before the Acquisition Approval Meeting, to be included in the list of Shareholders eligible to vote at the Acquisition Approval Meeting, such transferee will be entitled to vote those shares at the Acquisition Approval Meeting.

Shareholders who are unable to attend the Acquisition Approval Meeting in person are requested to complete and sign the enclosed green form of proxy and forward it in the enclosed envelope so as to reach or be deposited with the

President of Medbroadcast, c/o Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Acquisition Approval Meeting or an adjournment thereof.

Pursuant to section 190 of the *Canada Business Corporations Act* (the "CBCA"), holders of Common Shares are entitled to exercise rights of dissent in respect of the proposed Consolidation Resolution (but only if as a result of such special resolution the holder is not entitled to receive post-consolidation Common Shares) or the proposed Continuation Resolution and to be paid fair value for such shares. Holders of Common Shares wishing to dissent with respect to the proposed Consolidation Resolution or the proposed Continuation Resolution must send a written objection to the Corporation, addressed to the Corporation, at its registered office, 1100 – 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4, at or prior to the time of the Acquisition Approval Meeting in order to be effective. **Failure to strictly comply with the requirements set forth in section 190 of the CBCA may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares beneficially owned by such individual to be registered in his name prior to the time the written objection to the Consolidation Resolution or the Continuation Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of his Common Shares to dissent on his behalf.**

BY ORDER OF THE BOARD OF DIRECTORS
OF MEDBROADCAST CORPORATION

(signed) "Leanne Bate"
Leanne Bate
President
Medbroadcast Corporation

Vancouver, British Columbia
November 26, 2003

TABLE OF CONTENTS

Page

MEDBROADCAST CORPORATION

INFORMATION CIRCULAR - PROXY STATEMENT

Special Meeting of Shareholders – Licencing and Financing Approval to be held on January 6, 2004

and

Special Meeting of Shareholders – Acquisition Approval to be held on January 7, 2004

GENERAL INFORMATION

Licencing and Financing Approval Meeting

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of Medbroadcast Corporation (the "Corporation" or "Medbroadcast") for use at the Special Meeting of the holders ("Shareholders") of common shares ("Common Shares") of the Corporation (the "Licencing and Financing Approval Meeting") to be held in the Frank L. Burnet Boardroom at the office of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W, Calgary, Alberta, on Tuesday, January 6, 2004 at 10:00 a.m. (Calgary time) and at any adjournment thereof, and on every ballot that may take place in consequence thereof, for the purposes set forth in the Notice of Special Meeting of Shareholders – Licencing and Financing Approval.

Acquisition Approval Meeting

This Information Circular – Proxy Statement is also furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Special Meeting of Shareholders (the "Acquisition Approval Meeting") to be held in the Frank L. Burnet Boardroom at the office of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W, Calgary, Alberta, on Wednesday, January 7, 2004 at 10:00 a.m. (Calgary time) and at any adjournment thereof and on every ballot that may take place and consequence thereof, for the purposes set forth in the Notice of Special Meeting of Shareholders – Acquisition Approval.

APPOINTMENT OF PROXIES

Instruments of proxy must be mailed so as to reach or be deposited with the President of the Corporation, c/o Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or an adjournment thereof. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

Instruments of proxy must be in writing and must be executed by the Shareholder or the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such.

The persons named in the enclosed Forms of Proxy are officers and/or directors of the Corporation. Each Shareholder has the right to appoint a person or persons, who need not be Shareholders of the Corporation, other than the persons designated in the Forms of Proxy furnished by the Corporation, to attend and act for the Shareholder and on the Shareholder's behalf at the Licencing and Financing Approval Meeting or the Acquisition Approval Meeting (individually a "Meeting" and collectively, the "Meetings"), as applicable. To exercise such right, the names of management's nominees may be crossed out and the name(s) of the Shareholder's nominee(s) legibly printed in the blank space provided, or another appropriate instrument of proxy may be submitted.

REVOCABILITY OF PROXY

An instrument of proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the applicable Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy by depositing an instrument in writing executed by the Shareholder or by its attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation (c/o Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1) at any time up to and including the last day before the day of the Meeting, or an adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, and upon either of such deposits the proxy is revoked.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders who do not hold their Common Shares in their own name. Only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on the records of the Corporation. Such Common Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meetings. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meetings. Often, the form of proxy supplied by your broker is identical to the Form of Proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Services Inc. ("ADP"). ADP mails a scannable Voting Instruction Form in lieu of the Form of Proxy. You are asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meetings. **If you receive Voting Instruction Forms from ADP they cannot be used as a proxy to vote shares directly at the Meetings as the Voting Instruction Forms must be returned to ADP well in advance of the Meetings in order to have the shares voted.**

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Forms of Proxy, the Notices of Special Meetings of Shareholders and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to the use of mails, proxies may be solicited by personal interviews, telephone or other means of communication by directors, officers and employees of the Corporation, none of whom will be specifically remunerated therefor.

EXERCISE OF DISCRETION

The Common Shares represented by the Forms of Proxy furnished by the Corporation, where the Shareholder specifies a choice with respect to any matter to be acted upon, will be voted or withheld from voting on any ballot in accordance with the specification so made. In the absence of such specification, such Common Shares will be voted in favour of the matters described in the applicable Notice of Special Meeting of Shareholders. **The persons appointed under the Forms of Proxy furnished by the Corporation are conferred discretionary authority with respect to amendments or variations of those matters specified in the Forms of Proxy and with respect to any other matters which may properly be brought before the Meetings or any adjournments thereof.** At the time

of the printing of this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation's share capital consists of an unlimited number of Common Shares and 300,000,000 preferred shares. The Common Shares are the only issued and outstanding voting securities of the Corporation, the holders thereof being entitled to one vote for each Common Share held. At the close of business on November 26, 2003, there were 21,217,320 Common Shares issued and outstanding. A quorum for the transaction of business at the Meetings will be two shareholders, or one or more proxyholders representing two shareholders or one shareholder and one proxyholder representing another shareholder.

Each person who is a holder of Common Shares of record at the close of business on November 28, 2003 (the "Record Date") will be entitled to notice of, and to attend and vote at, each of the Meetings except, to the extent that such a Shareholder transfers the ownership of any shares after the Record Date and the transferee of those shares establishes ownership of such shares and demands, not later than ten days before the applicable Meeting, that such holder's name be included in the list of Shareholders entitled to vote at such Meeting, such transferee will be entitled to vote such shares at such Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at the Record Date no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except as set forth below:

Name and Municipality of Residence	Type of Ownership	Number of Common Shares	Percentage of Common Shares Outstanding
Peter A. Allard Christchurch, Barbados, B.W.I.	Direct	4,963,558	23.4%
Global Communications Limited Winnipeg, Manitoba	Direct	4,895,833	23.1%

As at the date hereof, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control over 29,000 (1.4%) Common Shares and 1,088,580 (0.8%) Special Warrants (as hereinafter defined).

BUSINESS TO BE CONDUCTED AT THE LICENCING AND FINANCING APPROVAL MEETING

Approval of Transaction with Virtual Learning Inc.

At the Meeting, Shareholders will be asked to consider, and if thought fit, pass, with or without restriction, a special resolution (the "Licencing Resolution"), the full text of which is set forth in Schedule "A" to this Information Circular-Proxy Statement dated November 26, 2003, to approve the license and eventual sale of Medbroadcast's website to Virtual Learning Inc. ("VLI") of Toronto, Ontario in accordance with the terms and conditions of a License Agreement effective April 1, 2003 between Medbroadcast and VLI (the "License Agreement"). Pursuant to the terms of the License Agreement, Medbroadcast has granted to VLI, until June 30, 2004, an unlimited exclusive license to manage, control and use the "Medbroadcast.com" website, content and related assets.

Under the License Agreement, VLI will pay a one time fee of $58,500 plus a monthly fee of $8,214.29 for 14 months to a total of $173,500. VLI will also forgive a debt of $7,500 as part of the transaction. VLI has placed the fees due under the License Agreement beginning May 1, 2003 in trust with Medbroadcast's counsel until shareholder approval is received at which time the funds will be released to Medbroadcast. Should shareholders not approve the License, then the funds will be returned to VLI. As well, Medbroadcast has advertising credits with

CanWest Global Communications Inc. having an aggregate value of over $1,400,000, up to $300,000 of which VLI may use and up to $1,100,000 of which VLI may sell to third parties with the consent of CanWest Global Communications Inc., which shall not be unreasonably withheld, for which Medbroadcast will receive fifty percent of the revenue generated from such sales. The License Agreement grants to VLI the option to purchase the "Medbroadcast.com" website, content and related assets at any time during the license period on payment of the balance of the license fee. Medbroadcast and VLI deal with each other at arm's length.

The board of directors of the Company entered into the License Agreement with VLI in order to facilitate long term shareholder value. The board determined that the website and associated activities did not constitute a viable operating business for Medbroadcast and that no significant shareholder return would be realized by continuing existing business. Year over year the website had consumed resources far in excess of any that it produced. A disposition of the asset to clear the way for a change of business was determined to be the best course of action.

Since the License Agreement could result in the sale of the advertising credits Medbroadcast has with CanWest Global Communications and a disposition by Medbroadcast of the "Medbroadcast.com" website, such transactions could constitute the sale by Medbroadcast of all or substantially all of Medbroadcast's property. As a result, Shareholders of the Company have the right to dissent to the Licencing Resolution pursuant to section 190 of the *Canada Business Corporations Act*. See "Right of Dissent".

In accordance with the *Canada Business Corporations Act*, the licensing resolution must be approved by a majority of not less than 66 2/3% of the votes cast at the Licencing and Financing Approval Meeting on the Licencing Resolution.

The board of directors of Medbroadcast unanimously recommends that Medbroadcast Shareholders vote in favour of the Licencing Resolution.

Unless otherwise directed, it is the intention of management of Medbroadcast to vote the proxies in the accompanying form in favour of the Licencing Resolution.

Approval of Financing

On October 24, 2003, Medbroadcast issued by way of private placement, 132,860,939 special common share purchase warrants of Medbroadcast ("Special Warrants") at a price of $0.1129 per Special Warrant for gross proceeds of $15,000,000 (the "Financing"). At the closing of the Financing, the gross proceeds of $15,000,000 (the "Escrowed Funds") were deposited in escrow with Computershare Trust Company of Canada (the "Trustee") pursuant to the terms of a special warrant indenture dated October 23, 2003 between Medbroadcast and the Trustee (the "Special Warrant Indenture") and in accordance with such terms the Escrowed Funds will not be released from escrow until the later of the date that the Shareholders approve the Financing in accordance with the rules of the TSX Venture Exchange (the "TSXV") and the date Allen J. Bey is appointed as the President and Chief Executive Officer of Medbroadcast (the "Effective Date").

FirstEnergy Capital Corp., J. F. Mackie & Company Ltd., Griffiths McBurney & Partners and Tristone Capital Inc. acted as agent for the Private Placement and will be paid a fee of up to $849,000 (representing approximately 5.7% of the total gross proceeds of the issue of all 132,860,939 of the Special Warrants) which will be payable upon release of the Escrowed Funds from escrow.

The net proceeds to Medbroadcast from the Financing of approximately $13.4 million, after deducting the agent's fees and other expenses of the Financing, will, after such proceeds have been released from escrow, be used by Medbroadcast to fund potential future acquisitions, operations and for general corporate purposes.

At the Licencing and Financing Approval Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in Schedule "A" to this Information Circular – Proxy Statement (the "Financing Resolution") approving the Financing. In accordance with the requirements of the TSXV, the Financing Resolution is required to be approved by a simple majority of the votes cast by Shareholders who vote on the Financing Resolution in person or by proxy at the Licencing and Financing

Approval Meeting. Unless otherwise directed, it is the intention of management of Medbroadcast to vote the proxies in the accompanying form in favour of the Financing Resolution to approve the Financing.

The board of directors of Medbroadcast unanimously recommends that Shareholders vote in favour of the Financing Resolution.

Peter A. Allard, the holder of 4,963,558 Common Shares (the "Lock-Up Shareholder"), representing approximately 23.4% of the outstanding Common Shares has entered into an agreement (the "Lock-Up Agreement"), pursuant to which such shareholder agreed to vote the Common Shares beneficially owned or controlled by him in favour of the Financing and to otherwise support the Financing. The obligations of the Lock-Up Shareholder under the Lock-Up Agreement will terminate upon written notice given by such shareholder if the Licencing and Financing Approval Meeting is not held on or before January 9, 2004.

The following is a summary of certain terms of the Special Warrants.

The Special Warrants have been created and issued pursuant to the terms of the Special Warrant Indenture dated October 23, 2003, between Medbroadcast and the Trustee. Each Special Warrant entitles the holder to acquire, for no additional consideration, one (1) Common Share on the Effective Date. If the Effective Date has not occurred on or before January 31, 2004 then on such date Medbroadcast will be deemed to have repurchased, and each holder of Special Warrants will be deemed to have sold to Medbroadcast, all of the Special Warrants held by such holder at a price equal to $0.1129 per Special Warrant plus such holder's pro rata share of the interest earned on the subscription funds from October 21, 2003 to the date of payment. In the event the Effective Date occurs on or before January 31, 2004, all Special Warrants will be deemed to have been exercised, without any further action on the part of the holder at 4:30 p.m. (Vancouver time) on the Effective Date.

Special Warrants as well as Common Shares obtained on the exercise of Special Warrants will be subject to a hold period expiring February 25, 2004 under applicable securities legislation.

Approval of Share Option Plan

Shareholders will be asked at the Meeting to approve a new share option plan (the "New Plan"), which will supersede and replace the existing stock option plan of Medbroadcast (the "Old Plan"). The Old Plan, in its current form, was last ratified by the shareholders on August 21, 2000.

As of the date of this Information Circular – Proxy Statement, Medbroadcast had no outstanding options which were granted under the Old Plan.

The New Plan will authorize the board of directors of Medbroadcast to issue stock options to directors, officers, employees or other service providers of Medbroadcast and its subsidiaries. A copy of the New Plan is attached as Schedule "I" to this Information Circular – Proxy Statement. Initially, the new Plan will authorize Medbroadcast's board of directors to grant a total of 25,968,496 stock options to purchase Common Shares. After giving effect to the issuance of: (i) 132,860,939 Common Shares upon the exercise of the 132,860,939 Special Warrants which were issued pursuant to the Financing; and (ii) 105,606,800 Common Shares pursuant to the Acquisition (as hereinafter defined); the 25,968,496 Common Shares which will initially be available for issuance under the New Plan will be equivalent to 10% of the 259,684,969 Common Shares which will be outstanding.

The New Plan also provides that optionees have the right (the "Put Right") to request that Medbroadcast purchase each of their vested Medbroadcast options for a price equal to the difference, if positive, between the closing trading price of the Common Shares on the last trading day prior to the date of notice of exercise of the Put Right and the exercise price of the Medbroadcast option. Medbroadcast has the discretion to not accept any exercise of the Put Right. In addition, each optionee that exercises the Put Right may, at Medbroadcast's option, purchase "flow through" Common Shares with the proceeds of the exercise of the Put Right at the closing trading price of the Common Shares on the last trading day prior to the date of notice of exercise of the Put Right. The maximum number of Common Shares available under the Put Right will initially be set at 25,968,496 Common Shares.

The following additional restrictions apply in connection with the issuance of Common Shares under the New Plan:

(a) the maximum number of Common Shares that may be issued to any one person shall not exceed 5% of the outstanding Common Shares;

(b) the maximum number of Common Shares that may be issued to insiders under the New Plan and any other Common Share compensation arrangement within a one (1) year period is 10% of the number of Common Shares outstanding; and

(c) the maximum number of Common Shares that may be issued to any one insider and such insider's associates under the New Plan and any other Common Share compensation arrangement within a one (1) year period is 5% of the number of Common Shares outstanding.

Accordingly, at the Licencing and Financing Approval Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in Schedule "A" to this Information Circular – Proxy Statement (the "Option Plan Resolution") approving the New Plan.

In accordance with the requirements of the TSXV, the Option Plan Resolution is required to be approved by a simple majority of the votes cast by Shareholders who vote on the Option Plan Resolution in person or by proxy at the Licencing and Financing Approval Meeting.

The board of directors of Medbroadcast unanimously recommends that Shareholders vote in favour of the Option Plan Resolution.

Unless otherwise directed, it is the intention of management of Medbroadcast to vote the proxies in the accompanying form in favour of the Option Plan Resolution to approve the New Plan.

BUSINESS TO BE CONDUCTED AT THE ACQUISITION APPROVAL MEETING

Approval of Acquisition of Rock Energy Ltd.

Background

On October 31, 2003, Medbroadcast entered into the Pre-Acquisition Agreement with Rock Energy Ltd. ("Rock") (such agreement, together with any amendments thereto, the "Pre-Acquisition Agreement"), a copy of which is attached to this Information Circular - Proxy Statement as Schedule "B", wherein Medbroadcast agreed, subject to the terms and conditions of the Pre-Acquisition Agreement, including obtaining shareholder approval of the Acquisition (as defined below), to make an offer (the "Offer") to purchase all of the outstanding common shares of Rock ("Rock Shares") (including any Rock Shares which may become outstanding pursuant to the exercise of outstanding warrants to acquire Rock Shares) for an ascribed price of $2.70 for each Rock Share to be comprised of 23.92 Common Shares for each Rock Share (which transaction is hereinafter referred to as the "Acquisition").

Assuming that none of the warrants to purchase Rock Shares which are presently outstanding are exercised prior to the date of the completion of the Acquisition, Medbroadcast will issue an aggregate 105,606,800 Common Shares pursuant to the Offer (representing total ascribed consideration of $11,920,500).

The Pre-Acquisition Agreement provides that immediately after approval of the Financing by Shareholders and prior to the release of the Escrowed Funds to Medbroadcast, Medbroadcast will appoint a new management team as follows:

Allen J. Bey	-	President and Chief Executive Officer
Peter D. Scott	-	Vice President, Finance and Chief Financial Officer
Alexander C. Brown	-	Vice President, Exploration
Sean E. Moore	-	Vice President, Production

See "Acquisition of Rock Energy Ltd. – Management Appointments".

In the Pre-Acquisition Agreement, Medbroadcast has agreed that immediately following the acquisition by Medbroadcast of more than 66 ⅔% of the outstanding Rock Shares pursuant to the Offer, the board of directors of Medbroadcast shall be reconstituted through the resignations of all existing Medbroadcast directors other than Leanne Bate and Allen J. Bey and the appointment of Stuart G. Clark and Peter Malowany as directors. See "Acquisition of Rock Energy Ltd. – Director Appointments".

The Pre-Acquisition Agreement provides that immediately following the acquisition by Medbroadcast of more than 66 ⅔% of the outstanding Rock Shares pursuant to the Offer, Medbroadcast will grant options representing 12,565,176 Common Shares at a price of $0.1129 per share to directors, officers and employees. See "Acquisition of Rock Energy Ltd. – Stock Option Grants".

The Pre-Acquisition Agreement and the transactions contemplated thereby are described in detail below under "Acquisition of Rock Energy Ltd.".

Further information in respect of Rock is contained in Schedule "C" – Information Respecting Rock Energy Ltd., Schedule "D" – Financial Statements of Rock Energy Ltd. and in Schedule "E" – financial Statements of Properties of Rock Energy Ltd., all of which are attached to this Information Circular – Proxy Statement. In addition, pro forma information in respect of Medbroadcast after giving effect to the Acquisition is contained in "Pro Forma Information After Giving Effect to the Acquisition" and in Schedule "H" – Pro Forma Financial Statements of Medbroadcast Corporation which is attached to this Information Circular-Proxy Statement.

Shareholder Approval

At the Acquisition Approval Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in Schedule "A" to this Information Circular – Proxy Statement (the "Acquisition Resolution") ratifying, confirming and approving the Pre-Acquisition Agreement and the making of the Offer to purchase all of the issued and outstanding shares of Rock in accordance with the terms and conditions of such agreement.

In accordance with the requirements of the TSXV, the Acquisition Resolution is required to be approved by a simple majority of the votes cast by shareholders who vote on the Acquisition Resolution in person or by proxy at the Acquisition Approval Meeting.

Unless otherwise directed, it is the intention of management of Medbroadcast to vote the proxies in the accompanying form in favour of the Acquisition Resolution to ratify, confirm and approve the Pre-Acquisition Agreement and the making of the Offer.

The board of directors of Medbroadcast unanimously (with the exception of Allen J. Bey who abstained from voting on the resolution as a result of his interest in the resolution) recommends that Shareholders vote in favour of the Acquisition Resolution.

It is a condition to the release to Medbroadcast of the gross proceeds of the Financing that the Shareholders shall have approved the Financing Resolution.

Each of Medbroadcast and Rock are entitled to terminate the Pre-Acquisition Agreement if the gross proceeds of the Financing have not been unconditionally released to Medbroadcast on or before January 31, 2004.

Pursuant to the Pre-Acquisition Agreement, Medbroadcast has agreed to seek the approval of its Shareholders of a number of other additional matters set forth below under "- Other Business to be Conducted at Acquisition Approval Meeting".

Other Business to be Conducted at Acquisition Approval Meeting

At the Acquisition Approval Meeting, Shareholders will also be asked to consider resolutions to approve the following matters:

1. a special resolution to approve the consolidation of the Common Shares on a 30 for 1 basis. See " – Consolidation of Common Shares";

2. a special resolution to approve a change of name of Medbroadcast to Rock Energy Inc. See " – Change of Name";

3. an ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants, as the auditors of Medbroadcast and authorize the directors to fix their remuneration as such. See " – Appointment of Auditors"; and

4. a special resolution to approve the continuance of Medbroadcast from the federal jurisdiction of Canada to the Province of Alberta. See " – Continuance of Medbroadcast under the *Business Corporations Act* (Alberta)".

Consolidation of Common Shares

At the Acquisition Approval Meeting, Shareholders will be asked to consider, and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule "A" to this Information circular – Proxy Statement (the "Consolidation Resolution"), amending the Articles of Medbroadcast to consolidate the outstanding Common Shares on a 30 for 1 basis (the "Consolidation").

One of the terms of the Consolidation and the Consolidation Resolution is that Shareholders who hold less than 1,001 pre-consolidation Common Shares and, accordingly, would receive less than 34 post-consolidation Common Shares as a result of the Consolidation, will not receive post-consolidation Common Shares but instead will receive a cash payment in the amount of $0.1129 for each Common Share held prior to giving effect to the Consolidation.

As of the date hereof, the Corporation has 21,217,230 Common Shares outstanding. Assuming that 132,860,939 Common Shares are issued upon the exercise of the 132,860,939 Special Warrants which were issued pursuant to the Financing and assuming that the Acquisition is completed in accordance with the Pre-Acquisition Agreement resulting in the issuance of 105,606,800 Common Shares there will be 259,684,969 Common Shares outstanding. The proposed one (1) for thirty (30) consolidation will reduce the number of Common Shares outstanding to approximately 8,656,166 post-consolidation Common Shares before taking into account Shareholders who hold less than 1,001 pre-consolidation Common Shares and will receive $0.1129 in cash in exchange for such shares.

In accordance with the *Canada Business Corporations Act*, the Consolidation must be approved by a majority of not less than 66 ⅔% of the votes cast at the Acquisition Approval Meeting on the Consolidation Resolution.

The board of directors of Medbroadcast unanimously recommends that Medbroadcast Shareholders vote in favour of the Consolidation Resolution.

Management of Medbroadcast is of the opinion that the Consolidation is in the best interests of the Corporation. Management believes that the number of post-consolidation Common Shares will be more appropriate given the Corporation's capitalization and will allow Medbroadcast greater possibilities with respect to future financings after giving effect to the Financing and the Acquisition.

Medbroadcast has a large number of shareholders holding small numbers of Common Shares. The number of shareholders holding fewer than 1,001 Common Shares (representing 34 post-consolidation Common Shares) is estimated to be approximately 3,502 as at October 31, 2003, at which time such shareholders held an aggregate of 665,233 Common Shares (22,174 post-consolidation Common Shares) or approximately 3.1% of the total number of Common Shares outstanding at such time (0.4% of the number of Common Shares which will be outstanding

after giving effect to the Financing and 0.3% of the number of Common Shares which will be outstanding after giving effect to the Financing and the Acquisition of Rock). Most of these small shareholdings resulted from the share consolidation that occurred in 1991, following the reorganization of Medbroadcast's predecessor company, Prime Equities International Corporation. Medbroadcast spends a significant amount of money each year printing and mailing materials required by statute, such as annual reports and information circulars, to these small shareholders and servicing their accounts through Medbroadcast's registrar and transfer agent. Medbroadcast believes that most of these small shareholders will welcome the opportunity to receive cash for their common shares without being required to pay a brokerage fee, which makes disposing of their shares today relatively costly.

Medbroadcast has approximately 885 shareholders in the United States, of which 790 shareholders hold less than 1,001 Common Shares (representing approximately 34 post-consolidation Common Shares). Currently, Medbroadcast is exempt from filing with the United States Securities and Exchange Commission as it has assets less than US$10,000,000 at Medbroadcast's last fiscal year end of March 31, 2003. If the number of United States shareholders does not change significantly and remains greater than 300 then as a result of Medbroadcast's going forward plans, Medbroadcast would be required to file an annual report (Form 20-F) with the United States Securities and Exchange Commission and annual costs with respect to such filing are estimated to be at least $150,000 in addition to the management time required to meet fulfilling such requirement. If the number of United States shareholders is reduced to less than 300 as a result of the Consolidation (which is expected to be the case) then Medbroadcast will have considerably less onerous filing obligations in the United States.

The Consolidation will only be effected if the Acquisition is completed. The effective date of the Consolidation will be the date that the Continuance (as defined under "— Continuance of Medbroadcast under the *Business Corporations* Act (Alberta)") becomes effective or, if the Continuance is not approved by Shareholders, then the date of the issuance of a Certificate of Amendment by the Director under the *Canada Business Corporations Act*. The Corporation intends to take steps to cause the effective date of the Consolidation to occur as soon as practicable and will issue a press release advising when the Consolidation becomes effective.

As soon as practicable following the date that the Consolidation is effective, a letter of transmittal containing instructions with respect to the surrender of share certificates for the Common Shares will be furnished to Shareholders for use in exchanging their share certificates. Following the return of a properly completed and executed letter of transmittal, together with the share certificate for the Common Shares, the certificates for an appropriate number of post-consolidation Common Shares will be issued or, for Shareholders who would receive less than 34 Common Shares following the Consolidation (1,001 Common Shares pre-consolidation), a cheque in the amount of $0.1129 for each Common Share held prior to giving effect to the consolidation. No certificate representing fractional Common Shares will be issued. In the event that the Consolidation results in a registered holder of Medbroadcast becoming entitled to a fraction of a post-consolidation Common Share, an upwards adjustment will be made to the next whole Common Share.

Unless otherwise directed, it is the intention of management of Medbroadcast to vote the proxies in the accompanying form in favour of the Consolidation Resolution to approve the consolidation.

As set out in the Notice of Meeting, the holders of Common Shares of Medbroadcast have the right to dissent to the Consolidation under section 190 of the CBCA but only if as a result of the Consolidation the holder is not entitled to receive post-consolidation Common Shares. See "Right of Dissent".

Change of Name

At the Acquisition Approval Meeting, Shareholders will also be asked to consider and, if thought fit, pass, with or without variation, a special resolution, the full text of which is set forth in Schedule "A" to this Information Circular – Proxy Statement" (the "Name Change Resolution"), approving the change of name of the Corporation to Rock Energy Inc.

In accordance with the *Canada Business Corporations Act*, the change of name must be approved by a majority of not less than 66 ⅔% of the votes cast at the Acquisition Approval Meeting on the Name Change Resolution.

The board of directors of Medbroadcast unanimously recommends that Medbroadcast Shareholders vote in favour of the Name Change Resolution.

The change of name will only be completed if the Acquisition is completed. The effective date of the change of name will be the date that the Continuance (as defined under "— Continuance of Medbroadcast under the *Business Corporations* Act (Alberta)") becomes effective or, if the Continuance is not approved by Shareholders, then the date of the issuance of a Certificate of Amendment by the Director under the *Canada Business Corporations Act*. The Corporation intends to take steps to cause the effective date of the name change to occur as soon as practicable and will issue a press release advising when the name change becomes effective.

Unless otherwise directed, it is the intention of management of Medbroadcast to vote the proxies in the accompanying form in favour of the Name Change Resolution to approve the change of name of the Corporation.

Change of Auditors

At the Acquisition Approval Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution (the "Change of Auditors Resolution") to appoint KPMG LLP, Chartered Accountants, Calgary, Alberta, as the auditors of Medbroadcast and authorize the directors to fix their remuneration as such, which auditors shall hold office until the first annual meeting of Shareholders following the Acquisition Approval Meeting or until their successors are elected or appointed.

Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia, are the present auditors of Medbroadcast. The board of directors of Medbroadcast believes that it is in the best interests of Medbroadcast on a going forward basis to appoint KPMG LLP as the auditors of Medbroadcast. Attached as Schedule "H" to this Information Circular – Proxy Statement is a notice of change of auditors as well as letters of response from KPMG LLP and Deloitte & Touche LLP and written confirmation from the audit committee that it has reviewed the notice and the auditors' letters. As indicated in the notice, no reportable events, as that term is defined in National Policy No. 31 of the Canadian Securities Administrators, have occurred in conjunction with the proposed change of auditors.

The board of directors of Medbroadcast unanimously recommends that Medbroadcast Shareholders vote in favour of the Change of Auditors Resolution.

The change of auditors will only be effected if the Acquisition is completed.

Unless otherwise directed, it is the intention of management of Medbroadcast to vote the proxies in the accompanying form in favour of the Change of Auditors Resolution.

Continuance of Medbroadcast under the *Business Corporations Act* (Alberta)

Summary

Medbroadcast is presently governed by the *Canada Business Corporations Act* (the "CBCA"). The board of directors of the Corporation has determined that it is in the best interests of the Corporation and its Shareholders on a going forward basis to continue Medbroadcast from the federal jurisdiction of Canada to the jurisdiction of the Province of Alberta (the "Continuance") pursuant to the *Business Corporations Act* (Alberta) (the "ABCA").

The principal reason for proceeding with the continuance at the present time is that if, as and when required it is administratively easier under the ABCA to effect changes which relate to the Corporation which require the filing of documents under the Corporation's governing corporate legislation as such documents can be filed "on line" under the ABCA, whereas filings under the CBCA require that hard copies of documents be received by the Director under the CBCA before the filing of such documents becomes effective.

Upon issuance of a Certificate of Continuance continuing Medbroadcast under the ABCA, Medbroadcast will cease to be a corporation governed by the CBCA and will then be governed by the ABCA. Other than more flexible

requirements under the CBCA relating to the appointment of non-resident directors, management of Medbroadcast is of the view that the ABCA will provide to shareholders of Medbroadcast substantively the same rights as are available to shareholders under the CBCA. See "- Comparison of Governing Legislation" below.

The Continuance will effect a change in the legal domicile of Medbroadcast on the effective date thereof, but Medbroadcast will not change its business or operations in conjunction with the Continuance.

Comparison of Governing Legislation

The following is a summary of certain provisions of the ABCA and the CBCA, including a summary of some of the more important similarities and differences between the two jurisdictions. **This summary is not an exhaustive review of the two governing statutes and is of a general nature only. This summary is not intended to be, and should not be construed to be, legal advice to any particular holder of Common Shares of Medbroadcast and, accordingly, such holders should consult their own legal advisors with respect to the corporate law consequences to them, if any, of the Continuance.**

Sale of Undertaking

Under both the ABCA and the CBCA, any proposed sale, lease or exchange of all or substantially all of the property of a corporation, other than in the ordinary course of business, must be approved by a special resolution passed by not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders. If the proposed sale, lease or exchange of the corporation's property will affect a class or series of shares differently from another class or series of shares, then the special resolution approving it must be submitted to a separate vote of the holders of shares of that class or series, as the case may be. Furthermore, each share of a corporation carries the right to vote on such a resolution notwithstanding that it otherwise does not carry the right to vote.

Amendments to the Articles of the Corporation

Under both the ABCA and the CBCA, certain fundamental changes to the Articles of a corporation, such as an alteration of any restrictions on the business carried on by the corporation, changes in the name of the corporation, increases or decreases in the authorized capital, the creation of any new classes of shares and changes in the jurisdiction of incorporation, must be approved by a special resolution passed by a majority of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders of the corporation. Furthermore, certain fundamental changes, such as the addition, change or removal of any rights, privileges, restrictions or conditions in respect of shares of a particular class, and, where a series of shares of the class will be affected by an amendment in a manner different from other shares of the class, must be approved by a special resolution passed by the holders of shares of that series (regardless of whether such shares of the class or series, as the case may be, otherwise do not carry a right to vote).

Rights of Dissent and Appraisal

Both the ABCA and the CBCA provide that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a holder of shares of any class of the corporation in certain circumstances, including when a corporation proposes to: (i) amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class; (ii) amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on; (iii) enter into certain statutory amalgamations; (iv) continue out of the jurisdiction; or (v) sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business.

Oppression Remedies

Under the ABCA and the CBCA, a shareholder, former shareholder, director, former director, officer or former officer of the corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court to rectify the matters complained of where in respect of a

corporation or any of its affiliates: (i) any act or omission of the corporation or its affiliates effects a result; (ii) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or its affiliates are or have been exercised in a manner; that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any securityholder, creditor, director or officer.

Shareholders' Derivative Actions

Under the ABCA and the CBCA, a shareholder, former shareholder, director, former director, officer or former officer of the corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to do so, may apply for the court's leave to: (i) bring a derivative action in the name and on behalf of the corporation or any of its subsidiaries; or (ii) intervene in an action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or the subsidiary.

Requisition of Meetings

Both the ABCA and the CBCA provide that one or more shareholders of a corporation holding not less than 5% of the issued voting shares may give notice to the directors requiring them to call and hold a general meeting of the corporation.

Form of Proxy and Information Circular

Both the ABCA and the CBCA require a distributing corporation to provide notice of a general meeting and a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at and the conduct of the meeting.

Director Requirements

Both the ABCA and the CBCA provide that a distributing corporation shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. Under the ABCA, at least half of the directors of a corporation must be resident Canadians. Under the CBCA, at least 25% of the directors of the corporation must be resident Canadians.

Further Information

For further information regarding the similarities and differences between the ABCA and the CBCA, Shareholders should consult their legal advisors and refer to the statutes, copies of which will be available at Medbroadcast's registered office, 1100 – 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4, during normal business hours up to and including the date of the Meeting.

Shareholder Approval

At the Acquisition Approval Meeting, Shareholders will be asked to consider, and if thought fit, pass, with or without variation, a special resolution to approve the Continuance (the "Continuance Resolution"), the full text of which is set forth in Schedule "A" to this Information Circular – Proxy Statement, approving the Continuance.

In accordance with the CBCA, the Continuance must be approved by a majority of not less than 66 ⅔% of the votes cast at the Acquisition Approval Meeting on the Continuance Resolution. The Continuance is also subject to the approvals of the Registrar under the ABCA and the Director under the CBCA.

The Continuance will only be effected if the Acquisition is completed. The Continuance will not become effective until Articles of Continuance have been sent to the Registrar under the ABCA and a Certificate of Continuance has been issued in accordance therewith. If the Continuance Resolution is passed by Shareholders, management of Medbroadcast intends to file the necessary documents to give effect to the Continuance shortly following approval of the Continuance Resolution. The Articles of Continuance will be substantially the same as the current Articles of

Medbroadcast. Provided that the Consolidation Resolution and the Name Change Resolution are approved by Shareholders, the Consolidation and the name change will be effected concurrently with the Continuance.

The board of directors of Medbroadcast unanimously recommends that Medbroadcast Shareholders vote in favour of the Continuance Resolution.

Unless otherwise directed, it is the intention of management of Medbroadcast to vote the proxies in favour of the Continuance Resolution to approve the Continuance.

***As set out in the Notice of Meeting,* the holders of Common Shares of Medbroadcast have the right to dissent to the Continuance under section 190 of the CBCA. See "Right of Dissent".**

RIGHT OF DISSENT

Pursuant to section 190 of the CBCA, a holder of shares of Medbroadcast has the right to dissent if Medbroadcast resolves to: (i) sell, lease or exchange all or substantially all of its property under subsection 189(3) of the CBCA; (ii) carry out a "going private" transaction; or (iii) be continued under the laws of another jurisdiction under section 188 of the CBCA. Section 190 specifies that, in addition to any other right a shareholder may have, but subject to subsection 190(26), a shareholder who complies with section 190 is entitled, when the special resolution approving: (i) a sale, lease or exchange of all or substantially all of Medbroadcast's property; (ii) a "going private" transaction; or (iii) a continuation under the laws of another jurisdiction; becomes effective, to be paid by Medbroadcast the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the applicable special resolution is adopted. Subsection 190(26) of the CBCA states that Medbroadcast shall not make a payment to a dissenting shareholder if there are reasonable grounds for believing that either Medbroadcast is or would, after the payment, be unable to pay its liabilities as they become due or the realizable value of Medbroadcast's assets would thereby be less than the aggregate of its liabilities.

A dissenting shareholder may only claim under section 190 with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. In order to exercise dissent rights a dissenting shareholder must send to Medbroadcast at its registered address, 1100 – 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4, at or before the Licencing and Financing Approval Meeting or the Acquisition Approval Meeting, as applicable, a written objection to the Licencing Resolution or the Consolidation resolution or the Continuance Resolution, respectively. Medbroadcast shall within ten (10) days after the applicable meeting (assuming the applicable special resolution is adopted at such meeting) send to each dissenting shareholder who has filed the foregoing objection notice that the special resolution has been adopted provided however that Medbroadcast need not give such notice to any shareholder who voted for the special resolution or who has withdrawn their objection to it. Under subsection 190(7) a dissenting shareholder shall, within 20 days after receiving a notice from Medbroadcast (or if the dissenting shareholder does not receive such notice within 20 days after learning that the special resolution has been adopted) send to Medbroadcast a written notice containing (i) the shareholder's name and address, (ii) the number and class of shares in respect of which the shareholder dissents, and (iii) a demand for payment of the fair value of such shares. Within 30 days after sending this notice the dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to Medbroadcast or to Medbroadcast's transfer agent and a dissenting shareholder who fails to do so has no right to make a claim under section 190. Upon sending the written notice under section 190(7) a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under section 190 except where:

(a) the shareholder withdraws that notice before Medbroadcast makes an offer under subsection 190(12) (as follows);

(b) Medbroadcast fails to make an offer in accordance with subsection 190(12) and the shareholder withdraws the notice; or

(c) the directors abandon the sale, lease or exchange of Medbroadcast's property or the consolidation of Common Shares or the continuation of Medbroadcast under the laws of Alberta under the applicable special resolution.

Pursuant to subsection 190(12) Medbroadcast shall no later than 7 days after the later of the day on which the sale of all or substantially all of Medbroadcast's property or the consolidation of Common Shares or the continuation of Medbroadcast under the laws of Alberta becomes effective and Medbroadcast receives the notice under subsection 190(7) send to each dissenting shareholder who has sent such a notice:

(a) a written offer to pay for their shares in an amount considered by the directors of Medbroadcast to be the fair value, accompanied by a statement showing how the fair value is determined; or

(b) if subsection 190(26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Subject to subsection 190(26) Medbroadcast shall pay for the shares of a dissenting shareholder within 10 days after an offer under subsection 190(12) has been accepted, but any such offer lapses if Medbroadcast does not receive an acceptance thereof within 30 days after the offer has been made.

If Medbroadcast fails to make an offer under subsection 190(12) or if a dissenting shareholder fails to accept an offer, Medbroadcast may, within 50 days after the sale, the consolidation or the continuation approved by the applicable special resolution becomes effective or within such further time as the court may allow apply to a court to fix a fair value for the shares of the dissenting shareholder and if Medbroadcast fails to so apply to a court for such purpose a dissenting shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. On such an application to a court the court may determine whether any other person is a dissenting shareholder who should be joined as a party and the court shall then fix a fair value for the shares.

The foregoing summary does not purport to be a comprehensive statement of the procedures to be following by a shareholder of Medbroadcast who proposes to exercise his, her or its rights of dissent under the CBCA. The CBCA requires strict adherence to the procedures stipulated therein and failure to do so may result in the loss of a shareholder's dissent rights. Accordingly each shareholder who might desire to exercise dissent rights in respect of the special resolution allowing Medbroadcast to sell all or substantially all of Medbroadcast's property, the special resolution approving the consolidation of the Common Shares or the special resolution approving the continuation of Medbroadcast under the laws of the Province of Alberta should carefully review the entire text of section 190 of the CBCA, a copy of which is attached to this information Circular – Proxy Statement as Schedule "K", and consult with a legal adviser.

ACQUISITION OF ROCK ENERGY LTD.

Pre-Acquisition Agreement

On October 31, 2003, Medbroadcast entered into the Pre-Acquisition Agreement with Rock, a copy of which is attached to this Information Circular - Proxy Statement as Schedule "B", wherein Medbroadcast agreed, subject to the terms and conditions of the Pre-Acquisition Agreement, including obtaining shareholder approval of the Acquisition, to make the Offer to purchase all of the outstanding Rock Shares (including any Rock Shares which may become outstanding pursuant to the exercise of outstanding warrants to acquire Rock Shares) for an ascribed price of $2.70 for each Rock Share to be comprised of 23.92 Common Shares for each Rock Share.

Assuming that none of the warrants to purchase Rock Shares which are presently outstanding are exercised prior to the date of the completion of the Acquisition, Medbroadcast will issue an aggregate 105,606,800 Common Shares pursuant to the Offer (representing total ascribed consideration of $11,920,500).

The Pre-Acquisition Agreement further provides, among other things, that:

1. notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Acquisition Agreement, Medbroadcast reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Rock Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Medbroadcast:

   (a) prior to the expiry time of the Offer (the "Expiry Time") and at the time Medbroadcast first takes up and pays for Rock Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding Rock Shares (calculated on a fully diluted basis) (the "Minimum Condition");

   (b) all government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of Medbroadcast, acting reasonably, are necessary shall have been obtained on terms and conditions satisfactory to Medbroadcast in its sole judgment, acting reasonably, and shall be in full force and effect;

   (c) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person (including, without limitation, any individual, body corporate, partnership, syndicate or other form of unincorporated entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law:

      (i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Medbroadcast of the Rock Shares or the right of Medbroadcast to own or exercise full rights of ownership of the Rock Shares or the ability of Medbroadcast to complete a compulsory acquisition or subsequent acquisition transaction; or

      (ii) would materially and adversely affect Rock's or Medbroadcast's ability to effect or to complete a compulsory acquisition or a subsequent acquisition transaction;

   (d) Medbroadcast shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against Medbroadcast making the Offer or taking up and paying for all of the Rock Shares under the Offer or completing any compulsory acquisition or any subsequent acquisition transaction;

   (e) Medbroadcast shall have determined in its sole judgment, acting reasonably, that: (i) Rock shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement; and (ii) all representations and warranties of Rock contained in the Pre-Acquisition Agreement shall have been true and correct, in all material respects, as of the date of the Pre-Acquisition Agreement and shall not cease to be true and correct in any material respect thereafter provided that Rock has been given notice of and 5 Business Days to cure any such misrepresentation, breach or non performance and has failed to cure any such misrepresentation, breach or non performance; and

   (f) the Pre-Acquisition Agreement shall not have been terminated pursuant to its terms;

2. the Offer shall expire at 4:30 p.m. (Calgary time) on the first business day which falls after the day of the mailing of the Offer to the shareholders of Rock (where the first day of this period is a day immediately following the day of mailing);

3. Medbroadcast may, in its sole discretion, waive any term or condition of the Offer for its benefit provided that if Medbroadcast takes up and pays for any Rock Shares it shall acquire not less than Minimum Required Shares ("Minimum Required Shares" being defined as the number of outstanding Rock Shares acquired pursuant to the Minimum Condition in which case "Minimum Required Shares" means that number of the outstanding Rock Shares which Medbroadcast takes up, provided that such number of Rock Shares shall not be less than 66 ⅔% of the issued and outstanding Rock Shares on a diluted basis);

4. notwithstanding any of the other terms of the Pre-Acquisition Agreement, Medbroadcast shall not be required to make the Offer if, on or before the date Medbroadcast would otherwise be required to make the Offer under the terms of the Pre-Acquisition Agreement: (a) the approval by Shareholders of the Acquisition Resolution is not obtained; or (b) there has been a misrepresentation, breach or non-performance by Rock of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in the Pre-Acquisition Agreement which would have or would reasonably be expected to have a material adverse affect on Rock, provided Rock has been given notice of and five (5) business days to cure any such misrepresentation, breach or non-performance;

5. persons holding outstanding warrants to purchase Rock Shares are entitled to exercise all of their warrants and tender all Rock Shares issued in connection therewith under the Offer upon payment by certified cheque or bank draft of the exercise price in full and Medbroadcast covenants and agrees that concurrent with it first taking up and paying for Rock Shares pursuant to the Offer that it will agree with each holder of outstanding warrants to purchase Rock Shares which remain unexercised at the Effective Time that such warrants shall, after the Effective Time:

   (a) be exercisable to acquire Medbroadcast Shares (in lieu of Rock Shares) the number of shares to be acquired and the exercise price thereof adjusted on an economic equivalent basis to the exchange ratio of 23.92 Medbroadcast Shares for each Rock Share; and

   (b) expire on the existing expiry date of the Rock warrants;

6. Medbroadcast covenants and agrees that it shall mail to Shareholders the Information Circular – Proxy Statement required in connection with the Acquisition Approval Meeting on or before December 24, 2003 (or such other date that Medbroadcast and Rock may agree to) and convene the Acquisition Approval Meeting on or before January 31, 2004 (or such other date that Medbroadcast and Rock may agree to) and to solicit proxies to be voted at the Acquisition Approval Meeting in favour of confirming, ratifying and approving the Pre-Acquisition Agreement and the making of the Offer on the terms and conditions contemplated by the Pre-Acquisition Agreement and in favour of each of the other matters to be voted upon at the Acquisition Approval Meeting;

7. in the Pre-Acquisition Agreement Rock agrees that:

   (a) Rock shall immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal (as defined below) and shall immediately request the return or destruction of all information provided to any third parties, if any, who have entered into a agreement with Rock relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

   (b) Rock shall not, directly or indirectly, authorize or permit any of the officers, directors or employees of Rock or any of its subsidiaries or any financial advisor, expert or other representative or agent retained by any of them to:

      (i) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Rock or its shareholders from any person which

constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition of 50% or more of the outstanding voting shares of Rock; (B) any acquisition of 25% or more of the assets of Rock and its subsidiaries; (C) an amalgamation, arrangement, merger, or consolidation of any of Rock or its subsidiaries; or (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Rock or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the proposed transaction or which would or could reasonably be expected to materially reduce the benefits to Medbroadcast and its securityholders under this agreement (any such inquiry or proposal in respect of any of the foregoing being an "Acquisition Proposal");

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Rock or an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Rock under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

provided, however, that notwithstanding any other provision hereof, Rock may:

(A) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Rock or any of the officers, directors or employees of Rock or any financial advisor, expert or other representative or agent retained by them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement, may furnish such third party information concerning Rock and its business, properties and assets, in each case if, and only to the extent that:

(I) the third party has first made a written bona fide Acquisition Proposal in respect of which the board of directors of Rock has determined in good faith: (x) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (y) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Rock shareholders than the transaction contemplated by this Agreement; and (z) after receiving the advice of outside legal counsel which is reflected in minutes of the meeting of the board of directors (a copy of which shall be provided to Medbroadcast), that the taking of such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law (a "Superior Proposal"); and

(II) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Rock provides prompt notice to Medbroadcast to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Medbroadcast, copies of all information provided to such party concurrently with the provision of

such information to such party. Rock shall immediately notify Medbroadcast orally and in writing of any inquiries, offers or proposals with respect to any Acquisition Proposal (including without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto)), the identity of the person making it, and if not previously provided to Medbroadcast, copies of all information provided to such party and all other information reasonably requested by Medbroadcast), shall keep Medbroadcast informed of the status and details of any such inquiry, offer or proposal and answer Medbroadcast's questions with respect thereto; or

(B) make appropriate disclosure with respect thereto to Rock's shareholders.

(c) Rock shall give Medbroadcast two (2) business days advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a Superior Proposal and shall confirm the determination of Rock's board of directors that the Acquisition Proposal is a Superior Proposal. For a period of two (2) business days from the time that Rock provides notice of such Superior Proposal to Medbroadcast and any amendment thereto, together with the foregoing confirmation in respect of the board of directors' determination, the board of directors of Rock and Rock agree not to accept, recommend or approve or enter into any agreement (a "Proposed Agreement") to implement such Superior Proposal or release the party from making the Superior Proposal from any standstill provisions. In addition, in respect of any Superior Proposal, Rock shall and shall cause its financial and legal advisors to negotiate in good faith with Medbroadcast to make such adjustments in the terms and conditions of this Agreement and the terms of the Offer as would enable Rock to proceed with the transaction contemplated herein, as amended, rather than the Superior Proposal. In the event that Medbroadcast proposes to amend this Agreement and its terms to provide equal or superior value to that provided under the Superior Proposal within a period of two (2) business days from the date that Medbroadcast receives notice of the Superior Proposal and a copy of the Proposed Agreement (and any amendments thereto), Rock shall not enter into any Proposed Agreement regarding the Superior Proposal or any amendment thereof.

(d) Rock shall ensure that its officers, directors, employees, financial advisors and other representatives or agents are aware of the provisions of this Section 8.2 and Rock shall be responsible for any breach of this Section 8.2 by such persons.

The Pre-Acquisition Agreement provides that if at any time after the execution of the Pre-Acquisition Agreement and prior to the expiry date of the Offer (the "Expiry Date"): (a) an Acquisition Proposal (as defined above) is publicly announced, proposed, offered or made to Rock shareholders or to Rock which is still outstanding and has not been withdrawn at the Expiry Time; (b) if the minimum number of Rock Shares which are required to be tendered to the Offer are not so tendered; and (c) the Acquisition Proposal is consummated; then Rock shall pay to Medbroadcast the amount of $500,000, which amount represents a fair and reasonable estimate of Medbroadcast's costs and expenses (including the costs and expenses of advisors) which it has incurred in connection with the Pre-Acquisition Agreement, the Offer and its investigations of Rock.

8. In the Pre-Acquisition Agreement Medbroadcast agrees that:

(a) Medbroadcast shall immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal (as defined below) and shall immediately request the return or destruction of all information provided to any third parties, if any, who have entered into a agreement with Medbroadcast relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Medbroadcast shall not, directly or indirectly, authorize or permit any of the officers, directors or employees of Medbroadcast or any of its subsidiaries or any financial advisor, expert or other representative or agent retained by any of them to:

(i) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Medbroadcast or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition of 50% or more of the outstanding voting shares of Medbroadcast; (B) any acquisition of 25% or more of the assets of Medbroadcast and its subsidiaries; (C) an amalgamation, arrangement, merger, or consolidation of any of Medbroadcast or its subsidiaries; or (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Medbroadcast or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the proposed transaction or which would or could reasonably be expected to materially reduce the benefits to Rock and its securityholders under this agreement (any such inquiry or proposal in respect of any of the foregoing being an "Acquisition Proposal");

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Medbroadcast or an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Medbroadcast under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

provided, however, that notwithstanding any other provision hereof, Medbroadcast may:

(A) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Medbroadcast or any of the officers, directors or employees of Medbroadcast or any financial advisor, expert or other representative or agent retained by them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement, may furnish such third party information concerning Medbroadcast and its business, properties and assets, in each case if, and only to the extent that:

(I) the third party has first made a written bona fide Acquisition Proposal in respect of which the board of directors of Medbroadcast has determined in good faith: (x) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (y) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Medbroadcast Shareholders than the transaction contemplated by this Agreement; and (z) after receiving the advice of outside legal counsel which is reflected in minutes of the meeting of the board of directors (a copy of which shall be provided to Rock), that the taking of such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law (a "Superior Proposal"); and

(II) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Medbroadcast provides prompt notice to Rock to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Rock, copies of all information provided to such party concurrently with the provision of such information to such party. Medbroadcast shall immediately notify Rock orally and in writing of any inquiries, offers or proposals with respect to any Acquisition Proposal (including without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto)), the identity of the person making it, and if not previously provided to Rock, copies of all information provided to such party and all other information reasonably requested by Rock), shall keep Rock informed of the status and details of any such inquiry, offer or proposal and answer Rock's questions with respect thereto; or

(B) make appropriate disclosure with respect thereto to Rock's shareholders.

(c) Medbroadcast shall give Rock two (2) business days advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a Superior Proposal and shall confirm the determination of Medbroadcast's board of directors that the Acquisition Proposal is a Superior Proposal. For a period of two (2) business days from the time that Medbroadcast provides notice of such Superior Proposal to Rock and any amendment thereto, together with the foregoing confirmation in respect of the board of directors' determination, the board of directors of Medbroadcast and Medbroadcast agree not to accept, recommend or approve or enter into any agreement (a "Proposed Agreement") to implement such Superior Proposal or release the party from making the Superior Proposal from any standstill provisions. In addition, in respect of any Superior Proposal, Medbroadcast shall and shall cause its financial and legal advisors to negotiate in good faith with Rock to make such adjustments in the terms and conditions of this Agreement and the terms of the Offer as would enable Medbroadcast to proceed with the transaction contemplated herein, as amended, rather than the Superior Proposal. In the event that Rock propose to amend this Agreement and its terms to provide equal or superior value to that provided under the Superior Proposal within a period of two (2) business days from the date that Rock receives notice of the Superior Proposal and a copy of the Proposed Agreement (and any amendments thereto), Medbroadcast shall not enter into any Proposed Agreement regarding the Superior Proposal or any amendment thereof.

(d) Medbroadcast shall ensure that its officers, directors, employees, financial advisors and other representatives or agents are aware of the provisions of this Section 9.3 and Medbroadcast shall be responsible for any breach of this Section 9.3 by such persons.

The Pre-Acquisition Agreement provides that if at any time after the execution of the Pre-Acquisition Agreement and prior to the date of the Acquisition Approval Meeting: (a) an Acquisition Proposal (as defined above) is publicly announced, proposed, offered or made to Shareholders or to Medbroadcast which is still outstanding and has not been withdrawn at the time of the Acquisition Approval Meeting; (b) if Shareholder approval of the Acquisition Resolution is not approved at the Acquisition Approval Meeting; and (c) the Acquisition Proposal is consummated; then Medbroadcast shall pay to Rock the amount of $500,000 which amount represents a fair and reasonable estimate of Rock's costs and expenses (including the costs and expenses of advisors) which it has incurred in connection with the Pre-Acquisition Agreement, the Offer and its investigations of Medbroadcast.

9. The Pre-Acquisition Agreement also provides for those matters which are set forth under "- Management Appointments", "- Director Appointments" and "- Stock Option Grants".

10. The Pre-Acquisition Agreement may be terminated:

(a) by mutual agreement by Medbroadcast and Rock; or

(b) by Rock, if Medbroadcast has not mailed the Offer and accompanying letter of transmittal (collectively, the "Offer Documents") to holders of Rock Shares on or before January 30, 2004; or

(c) by Rock, if Medbroadcast has not mailed the Information Circular – Proxy Statement to Medbroadcast Shareholders on or before December 24, 2003;

(d) by either Medbroadcast or Rock if the proceeds of the Financing have not been unconditionally released to Medbroadcast on or before January 31, 2004;

(e) by either Medbroadcast or Rock, if Shareholder Approval of the Acquisition Resolution has not been obtained on or before January 31, 2004; or

(f) by Medbroadcast, if the conditions to the Offer have not been satisfied or waived by Medbroadcast on or before the Expiry Time; or

(g) by Rock, if Medbroadcast has not taken up and paid for the Rock Shares deposited under the Offer on or before January 31, 2004; or

(h) by either Medbroadcast or Rock, if the Offer terminates or expires at the Expiry Time without Medbroadcast taking up and paying for any of the Rock Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement; or

(i) by either Rock or Medbroadcast, if the expense fee payable by Rock to Medbroadcast referred to above becomes payable and payment is made or is immediately available to Medbroadcast; or

(j) by either Medbroadcast or Rock, if the expense fee payable by Medbroadcast to Rock referred to above becomes payable and payment is made or is immediately available to Rock; or

(k) by either Medbroadcast or Rock, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in this Agreement which would have or would reasonably be expected to have a material adverse effect on such party, provided the breaching party has been given notice of and 5 business days to cure any such misrepresentation, breach or non-performance.

Management Appointments

The Pre-Acquisition Agreement provides that immediately after Shareholders have approved the Financing and prior to the release of the Escrowed Funds to Medbroadcast the persons set forth below will have been appointed as officers of Medbroadcast. The following table sets out the names of the persons who will be appointed as officers of Medbroadcast, their municipality of residence, their principal occupations for the previous five years and the number of Common Shares owned directly or indirectly, or over which control is exercised by each of them, as of the Record Date, both before and after giving effect to the Financing and the Acquisition. The information as to Common Shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information provided to the Corporation by the respective individuals.

Name and Municipality of Residence	Principal Occupation During the Last Five Years	Number of Common Shares Beneficially Owned Directly or Indirectly or Over which Control or Direction is Exercised Before Giving Effect to the Financing and the Acquisition(4)	Number of Common Shares Beneficially Owned Directly or Indirectly or Over which Control or Direction is Exercised After Giving Effect to the Financing and the Acquisition(1)(2)(3)(4)
Allen J. Bey Calgary, Alberta	From January 2003 President and CEO of Rock. From January 1996 until it was sold in July 2001 President and CEO of Avid Oil and Gas Ltd. (a public oil and gas company).	nil	47,840,000 (18.4%)
Peter D. Scott Calgary, Alberta	From March 2003 Vice President, Finance and CFO of Rock. From March 2000 to March 2003 Executive Vice President and CFO of Absolute Software Corporation (a public software development company). From March 1997 to March 2000 Vice President Finance and CFO of Beau Canada Exploration Ltd. (a public oil and gas company).	nil	2,790,650 (1.1%)
Alexander C. Brown Calgary, Alberta	From January 2003 Vice President, Exploration of Rock. From July 2001 to December 2003 Senior Geologist for Northrock Resources Ltd. (a public oil and gas company) From July 1994 to March 2001 Mr. Brown was employed in various positions of increasing responsibility at Fletcher Challenge Energy Canada (the Canadian subsidiary of a public oil and gas company) the last being Exploration & Development Asset Manager: Provost District.	nil	2,790,675 (1.1%)
Sean E. Moore Calgary, Alberta	From January 2003 Vice President, Production of Rock. From October 2001 to January 2003 Deep Plains Business Unit Manager for Vintage Petroleum Canada Inc. (the Canadian subsidiary of a public oil and gas company). From 1992 to March 2001 Mr. Moore was employed in various positions of increasing responsibility at Fletcher Challenge Energy Canada the last being Vice President Exploration and Development until it was purchased by Apache Canada Ltd. (the Canadian subsidiary of a public oil and gas company). Mr. Moore continued on for transitional purposes with Apache Canada Ltd. until June 2001 as a consulting engineer.	nil	4,153,675 (1.6%)

Notes:

(1) Includes Common Shares held by associates of the individual.
(2) Does not include options to purchase 2,392,000 Common Shares at a price of $0.1129 per share which will be granted to each of Messrs. Bey, Scott, Brown and Moore.
(3) In addition, Messrs. Bey, Scott, Brown and Moore will hold warrants entitling them to acquire 2,990,000, 2,990,000, 2,990,000 and 1,674,400 Common Shares, respectively, at a price of $0.0585 per share expiring January 31, 2004.
(4) Before giving effect to the proposed consolidation of Common Shares on a 30 for 1 basis.

The Common Shares which will be held by the persons listed in the table above and the Common Shares acquired by such persons on the exercise of Medbroadcast warrants will be held in escrow in accordance with an escrow agreement to be entered into as set forth and described in "Pro Forma Information After Giving Effect to the Financing and the Acquisition – Escrowed Securities".

Director Appointments

The Pre-Acquisition Agreement provides that immediately following the acquisition by Medbroadcast of more than 66 2/3% of the outstanding Rock Shares pursuant to the Offer, the board of directors of Medbroadcast shall be

reconstituted through the resignations of all existing Medbroadcast directors other than Leanne Bate and Allen J. Bey and the appointment of Stuart G. Clark and Peter Malowany as directors.

The following table sets out the names of the individuals who will hold office as directors of the Corporation, their municipality of residence, their principal occupations for the previous five years, and the number of Common Shares owned directly or indirectly, or over which control is exercised by each of them, as of the Record Date, both before and after giving effect to the Financing and the Acquisition. The information as to Common Shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Corporation by the respective individuals.

Name and Municipality of Residence	Principal Occupation During the Last Five Years	Number of Common Shares Beneficially Owned Directly or Indirectly or Over which Control or Direction is Exercised Before Giving Effect to the Financing and the Acquisition(6)	Number of Common Shares Beneficially Owned Directly or Indirectly or Over which Control or Direction is Exercised After Giving Effect to the Financing and the Acquisition(3)(4)(5)(6)
Allen J. Bey Calgary, Alberta	From January 2003 President and CEO of Rock. From January 1996 until it was sold in July 2001 President and CEO of Avid Oil and Gas Ltd.	nil	47,840,000 (18.4%)
Stuart G. Clark(1)(2) Calgary, Alberta	From August 2002 Executive Director of Storm Energy Ltd. (a public oil and gas company). From November 1998 to November 2001 Vice President Finance and CFO of Storm Energy Inc. (a public oil and gas company), then from November 2001 to August 2002 Executive Director of Storm Energy Inc. From January 1986 to July 1998 Mr. Clark was employed in various positions of increasing responsibility the last being Executive Vice President and CFO of Pinnacle Resources Ltd. (a public oil and gas company).	nil	1,108,200 (0.4%)
Peter Malowany(1) Calgary, Alberta	From April 2001 partner and Vice President of Morgas Ltd. (a private oil and gas company). From April 1996 to April 2001 partner and Vice President of Newhouse Resource Management Ltd. (a private oil and gas company).	nil	442,800 (0.2%)
Leanne Bate(1) Vancouver, British Columbia	From 2000 to present, President of iN8 Consulting (a private firm whose principal business is providing financial and management services. From 1998 to 2000 Director, Strategic Accounts of Rogers Communications Inc. -(a public communications company).	4,000 (0.02%)	415,120 (0.2%)

Notes:

(1) To be appointed as a member of the Audit Committee of the Corporation. The Corporation will not have an Executive Committee.
(2) To be appointed as Chairman of the Board.
(3) Includes Common Shares held by associates of the individual.
(4) Does not include options to purchase 2,392,000, 358,800, 358,800 and 358,800 Common Shares at a price of $0.1129 per share which will be granted to Messrs. Bey, Clark and Malowany and Ms. Bate, respectively.
(5) In addition, Mr. Bey will hold warrants entitling him to acquire 2,990,000 Common Shares, at a price of $0.0585 per share expiring January 31, 2004.
(6) Before giving effect to the proposed consolidation of Common Shares on a 30 for 1 basis.

Stock Option Grants

The Pre-Acquisition Agreement provides that immediately following the acquisition by Medbroadcast of more than 66 ⅔% of the outstanding Rock Shares pursuant to the Offer, Medbroadcast will grant options representing

12,565,176 Common Shares to directors, officers and employees, all at an exercise price of $0.1129 per share (collectively, the "Stock Option Grants").

The Stock Option Grants will be allocated among directors, officers and employees of Medbroadcast as follows:

Proposed Grantee	Number of Options
Allen J. Bey	2,392,000
Peter D. Scott	2,392,000
Alexander C. Brown	2,392,000
Sean E. Moore	2,392,000
Stuart G. Clark	358,800
Peter V. Malowany	358,800
Leanne E. Bate	358,800
Other Employees	1,920,776
Total	**12,565,176**

At the Licencing and Financing Approval Meeting, Shareholders will be asked to approve a new share option plan which will authorize the board of directors of Medbroadcast to issue options to purchase up to 25,968,496 Common Shares to directors, officers and employees of and certain other persons providing services on an ongoing basis to Medbroadcast (see "Business to be Conducted at the Licencing and Financing Approval Meeting – Approval of Share Option Plan"). The Stock Option Grants will be made under such share option plan.

BACKGROUND OF THE FINANCING AND THE ACQUISITION

In the fall of 2001, the board of directors of Medbroadcast determined that the website and associated activities did not constitute a viable operating business for Medbroadcast and that no significant shareholder return would be realized by continuing the business as it presently operated. Year over year the website had consumed resources far in excess of any that it produced and would continue to do so in the foreseeable future. Accordingly, the board instructed management to identify, investigate and acquire a target enterprise in a similar business for a business combination to leverage the company's investment in its existing business. Despite an extensive search, no target enterprise was identified that could create shareholder value through a combination with the existing Medbroadcast business. As a result, the board broadened its search to include companies in unrelated businesses. To expedite this process, Medbroadcast worked with StoneBridge Merchant Capital, the principals of which facilitated the negotiations and transaction with Rock.

PURPOSE AND BENEFITS OF THE FINANCING AND THE ACQUISITION

The directors and management of Medbroadcast believe that the Financing and the Acquisition provide a number of benefits for the Shareholders including:

1. an opportunity to participate in the growth of a financially strong junior oil and gas company under the management of a high-profile, experienced management team;

2. exposure to enhanced exploration and development opportunities with the combined entity and the ability to capture new opportunities;

3. the addition of an experienced professional team to execute the combined companies' business plan; and

4. the opportunity for enhanced liquidity of the Common Shares as the combined entity will have a larger market capitalization.

EFFECT OF THE FINANCING AND THE ACQUISITION UPON SHAREHOLDERS

Upon completion of the Acquisition, Rock will be a wholly-owned subsidiary of Medbroadcast and the former holders of Rock Shares will be holders of Common Shares of Medbroadcast.

Assuming that: (i) 132,860,939 Common Shares are issued upon the exercise of the 132,860,939 Special Warrants which were issued pursuant to the Financing; (ii) the Acquisition is completed in accordance with the Pre-Acquisition Agreement resulting in the issuance of 105,606,800 Common Shares to holders of Rock Shares; and (iii) all Common Shares (including the Common Shares issued pursuant to (i) and (ii) above) are consolidated on a 30 for 1 basis but before taking into account any reduction in the number of post-consolidation Common Shares as a result of Shareholders holding less than 1,001 pre-consolidation Common Shares who will receive $0.1129 in cash in exchange for such shares; there will be approximately 8,656,166 post-consolidation Common Shares issued and outstanding. Current holders of Common Shares will hold approximately 707,244 post-consolidation Common Shares representing approximately 8.17% of the issued and outstanding Common Shares after giving effect to the assumptions noted above. Subscribers for Special Warrants pursuant to the Financing will hold approximately 4,428,698 post-consolidation Common Shares representing approximately 51.16% of the issued and outstanding Common Shares after giving effect to the assumptions noted above. Holders of Rock Shares will hold approximately 3,520,227 post-consolidation Common Shares representing approximately 40.67% of the issued and outstanding Common Shares after giving effect to the assumptions noted above. In addition, there will also be outstanding options to purchase 418,839 post-consolidation Common Shares at a price of $3.39 per share and warrants to purchase 354,815 post-consolidation Common Shares at a price of $1.75 per share expiring January 31, 2004.

To the best of the knowledge of the directors and senior officers of the Corporation, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Common Shares after giving effect to the Financing and the Acquisition, other than Storm Energy Ltd. of Calgary, Alberta which will hold 48,079,200 Common Shares (18.5%) and Bey Family Trust of Calgary, Alberta which will hold 47,840,000 Common Shares (18.4%).

INTERESTS OF INSIDERS IN THE FINANCING AND THE ACQUISITION

As of the date hereof, no director or officer of Medbroadcast owns beneficially, directly or indirectly, or exercises control or direction over any shares of Rock other than Allen J. Bey, a director of Medbroadcast appointed October 1, 2003, who, through Bey Family Trust, holds 2,000,000 Rock Shares and personally holds warrants to purchase 125,000 Rock Shares at a price of $1.40 per share expiring January 31, 2004.

EXPENSES OF THE FINANCING AND THE ACQUISITION

The aggregate estimated costs to be incurred by Medbroadcast relating to the Financing and by Medbroadcast and Rock relating to the Acquisition, including without limitation, financial advisory, accounting and legal fees, governmental filing and TSXV listing fees, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Meeting are estimated to be approximately $1.6 million.

LEGAL MATTERS

Certain legal matters relating to the Financing and the Acquisition have been or will be passed upon by McCullough, O'Connor Irwin, on behalf of Medbroadcast. As at the date hereof, the partners and associates of McCullough, O'Connor Irwin beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

INFORMATION RESPECTING MEDBROADCAST CORPORATION

Information in respect of Medbroadcast and its business and affairs is set forth and described in Schedules "F" and "G" hereto, which information is incorporated into and forms part of this Information Circular – Proxy Statement.

INFORMATION RESPECTING ROCK ENERGY LTD.

Information in respect of Rock and its business and affairs is set forth and described in Schedules "C", "D" and "E" hereto, which information is incorporated into and forms part of this Information Circular - Proxy Statement.

PRO FORMA INFORMATION AFTER GIVING EFFECT TO THE FINANCING AND THE ACQUISITION

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Medbroadcast and Rock as at June 30, 2003, and pro-forma consolidated capitalization of Medbroadcast as of June 30, 2003, after giving effect to the Financing and after giving effect to the Financing and the Acquisition.

	Medbroadcast	Rock	Pro Forma	Pro Forma
	As at June 30, 2003	As at June 30, 2003	As at June 30, 2003, after giving effect to the Financing[(4)]	As at June 30, 2003, after giving effect to the Financing and the Acquisition[(4)]
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Shareholder Loan	$200,000	-	$200,000	$200,000
Common Shares	$2,069,468 (21,167,230 shs)	N/A	$15,469,438 (154,078,169 shs)	$20,137,289[(3] (259,684,969 shs)
Rock Shares	N/A	$4,437,000 (4,415,000 shs)	N/A	N/A
Warrants	N/A	$-[(1)] (445,000 warrants)	N/A	$-[(2)] (10,644,400 warrants)

Notes:

(1) Each warrant entitles the holder to acquire one Rock Share at a price of $1.40 exercisable on or before January 31, 2004.

(2) Each warrant will entitle the holder to acquire one Common Share at a price of $0.0585 exercisable on or before January 31, 2004.

(3) In addition, options to purchase 12,565,176 Common Shares will be issued to directors, officers and employees of Medbroadcast.

(4) Before giving effect to the consolidation of Common Shares on a 30 for 1 basis and before taking into account Shareholders who hold less than 1,001 pre-consolidation Common Shares and will receive $0.1129 in cash in exchange for such shares as a result of the Consolidation but including 50,000 Common Shares issued to Teck Cominco Limited on November 7, 2003.

As at June 30, 2003, on a pro forma basis after giving effect to the Financing and the Acquisition, Medbroadcast would have had a working capital surplus of approximately $16 million.

See Schedule "B" – Information Respecting Rock Energy Ltd., Schedule "C" – Financial Statements of Rock Energy Ltd., Schedule "F" – Information Respecting Medbroadcast Corporation, Schedule "G" – Financial Statements of Medbroadcast Corporation and Schedule "H" – Pro Forma Financial Statements of Medbroadcast Corporation.

Diluted Share Capital

The following table sets forth the pro forma diluted share capital of Medbroadcast as at June 30, 2003, after giving effect to the Financing (but not the Acquisition) and after giving effect to assumptions set forth in Schedule "F" – Pro Forma Financial Statements of Medbroadcast Corporation.

	Number of Securities	Percentage of Total
Common Shares		
Issued by Medbroadcast as of June 30, 2003	21,167,230	13.74%
Securities Reserved by Medbroadcast for Future Issue as of June 30, 2003 (other than securities to be issued pursuant to Financing or Acquisition)	Nil	-
Issued to Tech Cominco Limited on November 7, 2003	50,000	0.03%
Securities to be Issued by Medbroadcast Pursuant to Financing	132,860,939	86.23%
Total	154,078,169	100.00%

The following table sets forth the pro forma diluted share capital of Medbroadcast as at June 30, 2003, after giving effect to the Financing and the Acquisition and after giving effect to assumptions set forth in Schedule "F" – Pro Forma Financial Statements of Medbroadcast Corporation.

	Number of Securities	Percentage of Total
Common Shares		
Issued by Medbroadcast as of June 30, 2003	21,167,230	7.50%
Securities Reserved by Medbroadcast for Future Issue as of June 30, 2003 (other than securities to be issued pursuant to Financing or Acquisition)	Nil	–
Issued to Teck Cominco Limited on November 7, 2003	50,000	0.02%
Securities to be Reserved by Medbroadcast Pursuant to Financing	132,860,939	46.97%
Securities to be Reserved for Issuance Pursuant to Acquisition (other than stock options or warrants	105,606,800	37.33%
Securities to be Reserved by Medbroadcast Pursuant to Stock Options	12,565,176	4.44%
Securities to be Reserved by Medbroadcast Pursuant to Warrants	10,644,400	3.76%
Total	282,894,545	100.00%

Combined Operational Information

The following table sets forth certain combined information after giving effect to the Acquisition. See Schedule "C" – Information Respecting Rock Energy Ltd.

	Medbroadcast	Rock	Combined
Average Daily Production[(1)]			
Oil & NGLs (bbls/d)	–	85	85
Natural Gas (mcf/d)	–	508	508
boe's 6:1	–	169	169
Proved Reserves[(2)]			
Oil & NGLs (mbbls)	–	355	355
Gas (mmcf)	–	1,320	1,320
Proved and Unrisked Probable Reserves[(2)]			
Oil and NGLs (mbbls)	–	471	471
Gas (mmcf)	–	1,569	1,569
Proved and Risked (50%) Probable Reserves			
Oil & NGLs (mbbls)	–	413	413
Gas (mmcf)	–	1,445	1,445
Net undeveloped land (acres) (as at December 31, 2002)	–	160	160

Notes:

(1) For the six months ended June 30, 2003.

(2) Gross reserves for Rock as of December 31, 2002, all based on escalating price assumptions.

New Management and Directors of Medbroadcast

Following completion of the Financing and the Acquisition, the officers and directors of Medbroadcast will consist of those individuals set forth and described under "Acquisition of Rock Energy Ltd. – Management Appointments" and "Business to be Conducted at the Acquisition Approval Meeting – Election of Directors", respectively.

Proposed Executive Compensation

Following completion of the Financing and the Acquisition, each of the four senior officers of Medbroadcast who are set forth and described under "Acquisition of Rock Energy Ltd. – Management Appointments" will initially receive an annual salary of $102,000 ($408,000 in total) and, in addition, will each be issued options to purchase 2,392,000 Common Shares (79,734 post-consolidation Common Shares) (options to purchase a total of 9,568,000 Common Shares (318,934 post-consolidation Common Shares)) as described under "Acquisition of Rock Energy Ltd. – Stock Option Grants".

Plans after Completion of the Financing and the Acquisition

Following completion of the Financing and the Acquisition, Medbroadcast's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Medbroadcast's philosophy is to operate and a have high working interest in the majority of its production base. Medbroadcast's current geographic focus is the central and eastern areas of Alberta, although other opportunities have been and will be considered. As Medbroadcast grows, the company intends to expand operations north and west provided Medbroadcast can continue to be the operator with a high working interest without taking on undue financial risk in these typically more expensive operations.

Medbroadcast will pursue acquisitions, both properties and corporate, primarily in its target geographic area of central and eastern Alberta and that are in excess of 1,000 boe/d. Such an acquisition is viewed by Medbroadcast as providing the company with a production foundation from which to grow and compliment future internal operations. Medbroadcast will continue to evaluate other acquisition opportunities over time, as the company continues to grow and execute its business plan.

Two new employees were hired by Rock effective October 1, 2003 to help develop an internal drilling and operations program for the central and eastern areas of Alberta. The team is sourcing opportunities in this geographic area and is developing a capital budget for such operations for the 2004 calendar year. As operations expand, Medbroadcast anticipates it will have to add staff in various disciplines to implement its plans. Medbroadcast's property base at Medicine River primarily covers general and administrative costs and future development potential is currently believed to be limited.

Available Funds and Principal Purposes

Following completion of the Financing and the Acquisition, the proposed management of Medbroadcast anticipates that Medbroadcast will have approximately $16 million in cash.

Following completion of the Financing and the Acquisition and absent a significant acquisition, it is intended that Medbroadcast will proceed with an oil and gas capital expenditure program for 2004 of approximately $10 million of which approximately 30% will be directed toward land and seismic acquisitions and approximately 70% will directed toward drilling, completions and facility expenditures.

Escrowed Securities

Pursuant to the requirements imposed by the TSXV: (i) an aggregate of 105,606,800 Common Shares (3,520,227 post-consolidation Common Shares) to be issued in accordance with the terms of the Acquisition to Storm Energy Ltd. and the individuals who will be appointed as senior officers of Medbroadcast pursuant to the Financing and the Acquisition and who are set forth and described under "Acquisition of Rock Energy Ltd. – Management Appointment" (the "New Management") and their associates; and (ii) an aggregate of 10,644,400 Common Shares (354,815 post-consolidation Common Shares) acquired on the exercise of warrants to be issued in accordance with the terms of the Acquisition to the New Management; will be placed in escrow pursuant to a Tier 1 – Value Security Escrow Agreement (the "Escrow Agreement") to be entered into immediately upon completion of the Acquisition among Medbroadcast, Computershare Trust Company of Canada and each of such shareholders and warrantholders.

The Common Shares held under the Escrow Agreement will be released from escrow as set forth below:

Percentage of Shares Released	Release Date
25%	Upon completion of Acquisition ("Exchange Notice")
25%	Six months following Exchange Notice
25%	Twelve months following Exchange Notice
25%	Eighteen months following Exchange Notice
100%	

In addition, the Common Shares held by Storm Energy Ltd. will be released from escrow in the event such Common Shares are distributed to its shareholders.

The escrowed shares held pursuant to the Escrow Agreement may not be sold, assigned, transferred, redeemed, surrendered or otherwise dealt with in any manner except as provided by the Agreement. Securities may be transferred within escrow to an individual who is a director or senior officer of Medbroadcast or a material operating subsidiary of Medbroadcast provided that certain requirements of the TSXV are met, including that the new proposed transferee agrees to be bound by the terms of the Agreement. In the event of the bankruptcy of the securityholder, the shares held by such holder may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities provided that certain prescribed TSXV requirements are met. Shares held in escrow may also be transferred within escrow by a securityholder to a registered retirement savings plan ("RRSP") or a registered retirement income fund ("RRIF") provided that the TSXV receives proper notice of the same, the securityholder is the sole beneficiary of the RRSP or RRIF and the trustee of the RRSP or RRIF agrees to be bound by the terms of the Agreement. In the event of the death of a securityholder, the shares held in escrow shall be released to the legal representatives of the deceased securityholder.

Escrowed shareholders who are not individuals will provide undertakings to the TSXV that they will not issue securities of their own issue or effect or permit a transfer of ownership of securities of their own issue that would have the effect of changing the beneficial ownership of, or control or direction over, the escrowed shares.

RELIANCE BY MEDBROADCAST ON ROCK FOR INFORMATION RELATING TO ROCK

Information relating to Rock set forth herein in "Schedule "C" – Information Respecting Rock Energy Ltd and the financial statements of Rock and its properties attached as Schedules "D" and "E" has been provided by management of Rock. Although Medbroadcast has no knowledge that would indicate that any statements contained herein provided by management of Rock are untrue or incomplete, Medbroadcast does not assume any responsibility for the accuracy or completeness of the information provided by management of Rock and records, or for any failure by Rock to disclose events which may have occurred or may affect the significance or accuracy of any such information, but which are unknown to Medbroadcast.

RISK FACTORS

An investment in the Common Shares should be considered speculative due to the nature of Medbroadcast's and Rock's businesses and operations, including in particular their involvement in the acquisition, exploitation, development, production and marketing of crude oil and natural gas and their present stages of development. In addition to the other information in this Information Circular – Proxy Statement, Shareholders should carefully consider each, and the cumulative effect of all, of the following factors.

The reserve and recovery information contained in Rock's independent engineering report are only estimates and the actual production and ultimate reserves from Rock's properties may be greater or less than the estimates prepared in such report. Exploration for oil and natural gas involves many risks, which even a combination of experience and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by Medbroadcast or Rock.

The future development of Medbroadcast's and Rock's oil and natural gas properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms.

Rock's operations are subject to the risks normally incidental to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs and fires, all of which could result in personal injuries, loss of life and damage to property of Rock and others. In accordance with customary industry practice, Rock is not fully insured against all of these risks, nor are all such risks insurable. Although Rock maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event it could incur significant costs that could have a material adverse affect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. Although Rock believes that it is in material compliance with currently applicable environmental regulation, changes to such regulations may have a material adverse affect on Rock.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Rock's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Rock's reserves. Rock might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Rock's net production revenue causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings that may be available to Rock may be in part determined by the applicable company's borrowing base. A sustained material decline in prices from historical average prices could further reduce such borrowing base, therefore reducing the bank credit available and could require that a portion of its bank debt be repaid.

Rock uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from its proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

As each of Rock and Medbroadcast are or have been engaged in one or more of the technology, mining or oil and natural gas business their operations are subject to certain unique provisions of the *Income Tax Act* (Canada) and applicable provincial income tax legislation relating to characterization of costs incurred in their businesses which effects whether such costs are deductible and, if deductible, the rate at which they may deducted for the purposes of calculating taxable income. Rock has reviewed the income tax returns of Medbroadcast with respect to the characterization of the costs incurred in either the technology or the resource property business, as applicable, as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses. Each of Rock and Medbroadcast have filed or will file all required income tax returns and believe that they are full compliance with the provisions of the *Income Tax Act* (Canada) and applicable provincial income tax legislation, but such returns are subject to reassessment. In the event of a successful reassessment of either Rock or Medbroadcast they may be subject to a higher than expected past or future income tax liability as well as potentially interest and penalties and such amount could be material.

From time to time Medbroadcast or Rock may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Medbroadcast or Rock, as the case may be, will not benefit from such increases and Medbroadcast or Rock, as the case may be, may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements.

From time to time Medbroadcast and Rock may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, it will not benefit from the fluctuating exchange rate.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Rock. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Rock. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

The marketability and price of oil and natural gas which may be acquired or discovered by Rock will be affected by numerous factors beyond their control. Rock will be affected by the differential between the price paid by refiners for grades of oil produced by Rock. The ability of Rock to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Rock is also subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Rock is also subject to a variety of waste disposal, pollution control and similar environmental laws. The oil and natural gas industry is intensely competitive and Rock must compete in all aspects of its operations with a substantial number of other corporations which have greater technical or financial resources.

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. In accordance with industry practice, Rock conducts such title reviews in connection with its principal properties as it believes is appropriate having regard to the value of such properties. To the extent title defects do exist, it is possible that Rock may lose a portion of their right, title, estate and interest in and to the properties to which the title relates.

Each of Medbroadcast and Rock does not anticipate paying any dividends on its outstanding shares in the foreseeable future.

The directors of Rock and the directors of Medbroadcast may be engaged and may continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other companies, and situations may arise where the directors may be in direct competition with Medbroadcast and Rock, as the case may be. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the corporation's governing corporate law statute which require a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with Medbroadcast or Rock, as the case may be, disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

Holders of Common Shares must rely upon the experience and expertise of the management of Medbroadcast and Rock. The continued success of the applicable is largely dependant on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon the company's growth and profitability.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. All current legislation is a matter of public record and Medbroadcast and Rock are unable to predict what additional legislation or amendments may be enacted.

Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of Medbroadcast or Rock in a manner materially different than they would affect other oil and gas companies of similar size.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding 1 year in the case of light crude, and not exceeding 2 years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000m^3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that any export restrictions do not: (i)

reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada and the provinces have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging natural gas exploration or enhanced planning projects.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation and the laws of countries other than Canada. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties.

Medbroadcast is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. Medbroadcast believes that it is in material compliance with environmental laws and regulations applicable as at the date hereof.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meetings other than as described herein.

INTEREST OF INSIDERS

No director or officer of the Corporation, insider of the Corporation, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction within the last fiscal year or any proposed transaction that has materially affected, or will materially affect, the Corporation or any of its affiliates other than as disclosed herein.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special Meeting of Shareholders – Licencing and Financing and the Notice of Special

Meeting of Shareholders – Acquisition Approval. However, if any other matter properly comes before the Meetings, the accompanying forms of proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

CONSENTS

Consent of Deloitte & Touche LLP

We have read the Information Circular of Medbroadcast Corporation (the "Company") dated November 26, 2003. We have complied with Canadian generally accepted standards for an auditor's involvement with such documents.

We consent to the use in the above-mentioned information circular of our reports to the shareholders of the Company on the balance sheets of the Company as at March 31, 2003 and 2002 and the statements of loss and deficit and of cash flows for each of the years then ended and on the balance sheets of the Company as at March 31, 2002 and 2001 and the statements of loss and deficit and of cash flows for each of the years then ended. Our reports are dated August 22, 2003 and July 22, 2002, respectively.

(signed) "*Deloitte & Touche LLP*"
Chartered Accountants
Vancouver, British Columbia

November 26, 2003

Consent of KPMG LLP

We have read the Information Circular of Medbroadcast Corporation dated November 26, 2003. We have complied with Canadian generally accepted standards for an auditor's involvement with such documents.

We consent to the use in the above-mentioned information circular of our report to the directors of Rock Energy Ltd. ("Rock") on the balance sheets of Rock as at June 30, 2003 and December 31, 2002 and the statements of income and retained earnings and of cash flows for the period from incorporation on November 21, 2002 to December 31, 2002 and for the six month period ended June 30, 2003. Our report is dated October 31, 2003.

We also consent to the use in the above-mentioned information circular of our report to the directors of Rock on the schedule of revenue and expenses for the certain property acquired by Rock from Storm Energy Ltd. for each of the years in the three year period ended December 31, 2002. Our report is dated June 27, 2003.

(signed) "*KPMG LLP*"
Chartered Accountants
Calgary, Alberta

November 26, 2003

CERTIFICATION

Certification of Rock

The information relating to Rock set forth under "Pro Forma Information After Giving Effect to the Financing and the Acquisition and contained in Schedule "C" - Information Respecting Rock Energy Ltd., in Schedule "D" - Financial Statements of Rock Energy Ltd. and in Schedule "E" – Financial Statements of Properties of Rock Energy Ltd. attached to this Information Circular – Proxy Statement constitutes full, true and plain disclosure of all material facts relating to Rock and its securities.

Dated at Calgary, Alberta this 26th day of November, 2003.

ROCK ENERGY LTD.

(signed) *"Allen J. Bey"*
President and Chief Executive Officer

(signed) *"Peter D. Scott"*
Vice President, Finance
and Chief Financial Officer

(signed) *"Stuart G. Clark"*
Director

Certification of Medbroadcast

The contents and the sending of this Information Circular - Proxy Statement have been approved by the Board of Directors of the Corporation. The foregoing and the schedules attached hereto constitute full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the securityholders.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The foregoing constitutes full, true and plain disclosure relating to Medbroadcast and to the securities of Medbroadcast assuming the completion of the Financing and the completion of the Financing and the Acquisition.

DATED at Calgary, Alberta, this 26th day of November, 2003.

(signed) "*Leanne Bate*"
President and Chief Executive Officer
and Chief Financial Officer

(signed) "*Hagen Kennecke*"
Director

(signed) "*Rob King*"
Director

SCHEDULE "A"

TEXT OF RESOLUTIONS

Approval of Transaction with Virtual Learning Inc.

BE IT RESOLVED, AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MEDBROADCAST CORPORATION (THE "CORPORATION"), THAT:

1. the license and eventual sale of the Corporation's website to Virtual Learning Inc. ("VLI") in accordance with the terms and conditions of the License Agreement between the Corporation and VLI effective April 30, 2003 as set forth and described in the Information Circular – Proxy Statement of the Corporation dated November 26, 2003, be and the same is hereby approved.

2. any one director or officer of the Corporation be and is hereby authorized for, and on behalf of the Corporation, to execute and deliver all documents and instruments and to take such other actions as such individual may determine to be necessary or desirable to implement this resolution and the matters authorized hereby; and

3. notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of Medbroadcast, at any time if such revocation is considered necessary or desirable by the directors."

Approval of Financing

BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF MEDBROADCAST CORPORATION (THE "CORPORATION"), THAT:

1. the private placement by the Corporation of 132,860,939 special common share purchase warrants of the Corporation ("Special Warrants") at a price of $0.1129 per Special Warrant for gross proceeds of $15,000,000 as set forth and described in the Information Circular – Proxy Statement of the Corporation dated November 26, 2003, be and the same is hereby approved;

2. any one director or officer of the Corporation be and is hereby authorized for, and on behalf of the Corporation, to execute and deliver all documents and instruments and to take such other actions as such individual may determine to be necessary or desirable to implement this resolution and the matters authorized hereby; and

3. notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of Medbroadcast, at any time if such revocation is considered necessary or desirable by the directors."

Approval of Share Option Plan

BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF MEDBROADCAST CORPORATION (THE "CORPORATION"), THAT:

1. the adoption of the share option plan (the "New Plan") of Medbroadcast which is attached as Schedule "G" to the Information Circular – Proxy Statement of the Corporation dated November 26, 2003 be and the same is hereby approved;

2. any one director or officer of the Corporation be and is hereby authorized for, and on behalf of the Corporation, to execute and deliver all documents and instruments and to take such other actions as such individual may determine to be necessary or desirable to implement this resolution and the matters authorized hereby; and

3. notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of Medbroadcast, at any time if such revocation is considered necessary or desirable by the directors."

Approval of Acquisition of Rock Energy Ltd.

BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF MEDBROADCAST CORPORATION (THE "CORPORATION"), THAT:

1. the Pre-Acquisition Agreement dated October 31, 2003 between the Corporation and Rock Energy Ltd. ("Rock"), as amended (the "Pre-Acquisition Agreement") be and is hereby confirmed, ratified and approved;

2. the making of the Offer to Purchase all of the issued and outstanding shares of Rock in accordance with the terms and condition of the Pre-Acquisition Agreement be and is hereby approved ratified and authorized;

3. any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver all documents and instruments and to take all such other actions as such individual may determine to be necessary or desirable to implement this resolution and the matters authorized hereby; and

4. notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of Medbroadcast, at any time if such revocation is considered necessary or desirable by the directors.

Approval of Consolidation of Common Shares

BE IT RESOLVED, AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MEDBROADCAST CORPORATION (THE "CORPORATION"), THAT:

1. the issued and outstanding common shares in the capital of the Corporation be changed by the consolidation of the issued and outstanding common shares on a one (1) for thirty (30) basis, such that, subject to paragraph no. 2 below, every thirty (30) currently issued and outstanding common shares be consolidated into one (1) post-consolidation common share;

2. no shares shall be issued to holders of issued and outstanding common shares in the capital of the Corporation who hold less than 1,001 common shares prior to the consolidation and, accordingly, who would receive less than 34 common shares as a result of the consolidation, provided that such shareholders shall instead receive a cash payment in the amount of $0.1129 for each common share held prior to giving effect to the consolidation;

3. no fractional shares shall be issued upon the consolidation and in the case where the consolidation results in a Shareholder otherwise becoming entitled to a fraction of a common share, an upward adjustment shall be made to the next whole common share;

4. any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver all documents and instruments and to take such other actions as such individual may determine to be necessary or desirable to implement this resolution and the matters authorized hereby; and

5. notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of Medbroadcast, at any time if such revocation is considered necessary or desirable by the directors.

Approval of Change of Name

BE IT RESOLVED, AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MEDBROADCAST CORPORATION (THE "CORPORATION"), THAT:

1. the name of the Corporation be changed to "Rock Energy Inc.";

2. any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver all documents and instruments and to take such other actions as such individual may determine to be necessary or desirable to implement this resolution and the matters authorized hereby; and

3. notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of Medbroadcast, at any time if such revocation is considered necessary or desirable by the directors.

Approval of Continuance

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MEDBROADCAST CORPORATION (THE "CORPORATION") THAT:

1. the Corporation is hereby authorized to make application to the Registrar under the *Business Corporations Act* (Alberta) (the "ABCA") and to the Director under the *Canada Business Corporations Act* to continue its corporate existence from the federal jurisdiction of Canada to the jurisdiction of the Province of Alberta under the ABCA;

2. the Articles of Continuance as approved by the Board of Directors of the Corporation (or in such other form as the Registrar under the ABCA may accept) be and are hereby approved in such form, with such amendments thereto as the director or officer executing the same may approve, such approval to be conclusively evidenced by his signature thereto;

3. any one director or officer of the Corporation be and is hereby authorized for, and on behalf of the Corporation, to execute and deliver all documents and instruments and to take such other actions as such individual may determine to be necessary or desirable to implement this resolution and the matters authorized hereby; and

4. notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of Medbroadcast, at any time if such revocation is considered necessary or desirable by the directors.

SCHEDULE "B"

PRE-ACQUISITION AGREEMENT

PRE-ACQUISITION AGREEMENT

THIS AGREEMENT made as of the 31st day of October, 2003,

BETWEEN:

MEDBROADCAST CORPORATION, a corporation duly incorporated under and governed by the laws of Canada and having its head and principal office in the City of Vancouver, in the Province of British Columbia (hereafter referred to as "Medbroadcast")

- and -

ROCK ENERGY LTD., a corporation duly incorporated under and governed by the laws of Alberta and having its head and principal office in the City of Calgary, in the Province of Alberta (hereafter referred to as "Rock")

WHEREAS the Board of Directors of each of Medbroadcast and Rock has determined that it is in the best interests of their respective corporations and shareholders that Medbroadcast purchase all of the outstanding shares of Rock;

AND WHEREAS Medbroadcast is willing to make an offer subject to the terms and conditions of this Agreement;

NOW THEREFORE IN CONSIDERATION OF the mutual covenants hereinafter contained and other good and valuable consideration (the receipt and adequacy whereof is hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

"Act" means the *Business Corporations Act* (Alberta) as the same has been and may hereafter from time to time be amended;

"affiliates" has the meaning set forth in the Act;

"Agreement", **"this Agreement"**, **"herein"**, **"hereto"**, and **"hereof"** and similar expressions refer to this Agreement, as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;

"Applicable Securities Laws" means the Act, applicable Canadian provincial securities laws and any other laws applicable to the Offer;

"Business Day" means any day excepting a Saturday, Sunday or statutory holiday in Calgary, Alberta;

"Canadian GAAP" means Canadian generally accepted accounting principles applied on a consistent basis;

"diluted basis" means, with respect to the number of outstanding Rock Shares at any time, such number of outstanding Rock Shares calculated assuming that all Rock Warrants and other rights to purchase Rock Shares are exercised;

"Effective Time" means the time that Medbroadcast shall have acquired ownership of and paid for at least the Minimum Required Shares pursuant to the terms of the Offer;

"Equity Financing" means the issuance of 132,860,939 special common share purchase warrants of Medbroadcast at a price of $0.1129 per special warrant, each special warrant entitling the holder to acquire one Medbroadcast Share for no additional consideration, subject to adjustment in certain events;

"Exchange" means the TSX Venture Exchange;

"Expiry Time" means the Initial Expiry Time unless the Offer has been extended, in which case it means the expiry time of the Offer as extended, from time to time;

"Information Circular" means the management proxy circular of Medbroadcast relating to the Medbroadcast Shareholders' Meeting to be forwarded by Medbroadcast to the Medbroadcast Shareholders in order to obtain Medbroadcast Shareholder Approval and to obtain the approval of Medbroadcast Shareholders of each of the other matters to be voted upon at the Medbroadcast Shareholders' Meeting;

"Initial Expiry Time" means 4:30 p.m. (Calgary time) on the first Business Day which falls after the day of the mailing of the Offer Documents to the shareholders of Rock (where the first day of this period is the day immediately following the day of mailing);

"material" means, where used in connection with a party, a fact, asset, liability, transaction or circumstance concerning the business, assets, rights, liabilities, capitalization, operations, prospects or financial condition of Medbroadcast or Rock, as the case may be, taken as a whole, that: (i) would be reasonably likely to have a significant effect on the value of the securities of Medbroadcast or Rock, as the case may be; or (ii) that would prevent or materially delay completion of the Offer in accordance with this Agreement, or any compulsory acquisition or Second Stage Transaction;

"Material Adverse Change" means, when used in connection with a party, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licences, permits, concessions, rights or liabilities, whether contractual or otherwise, of Medbroadcast or Rock, as the case may be, or its subsidiaries, which is materially adverse to the business, operations or financial condition of Medbroadcast or Rock, as the case may be, taken as a whole, other than a change or effect (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to Medbroadcast or Rock, as the case may be, prior to the date hereof; (ii) resulting from conditions affecting the oil and gas industry as a whole; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including without limitation the prices of crude oil and natural gas) in Canada, the United States and elsewhere; (iv) resulting from agreements entered into, or contemplated being entered into, between Rock and parties at arms length to Rock subsequent to the date hereof in respect of the acquisition or disposition by Rock, directly or indirectly, of petroleum and natural gas assets and which such agreements would close after the Effective Time; or (v) resulting from operations by Rock, or contemplated by Rock, or others subsequent to the date hereof on petroleum and natural gas assets owned by Rock.

"Medbroadcast" means Medbroadcast Corporation;

"Medbroadcast Options" means outstanding options to purchase Medbroadcast Shares granted pursuant to Medbroadcast's share option plan;

"Medbroadcast Shareholder Approval" means confirmation, ratification and approval by Medbroadcast Shareholders at the Medbroadcast Shareholders' Meeting of this Agreement and the making of the Offer on the terms and conditions contemplated by this Agreement;

"Medbroadcast Shareholders" means holders of Medbroadcast Shares;

"Medbroadcast Shareholders' Meeting" means the meeting of Medbroadcast Shareholders to consider, and if determined advisable: (i) approve an ordinary resolution confirming, ratifying and approving this Agreement and the making of the Offer on the terms and conditions contemplated by this Agreement; (ii) elect Allen J. Bey, Stuart G. Clark, Peter Malowany and Leanne Bate as the directors of Medbroadcast; (iii) approve a special resolution to amend the Articles of Medbroadcast to consolidate the outstanding Medbroadcast shares on a thirty for one basis and where the terms of such consolidation include that person who will hold less than one hundred Medbroadcast shares following the consolidation will not receive post-consolidation Medbroadcast shares but instead will receive a cash payment in the amount of $0.1129 for each Medbroadcast Share held prior to the consolidation; (iv) approve a special resolution to amend the Articles of Medbroadcast to change the name of Medbroadcast to Rock Energy Inc.; (v) approve an ordinary resolution to appoint KPMG LLP, chartered accountants, as the auditors of the corporation and authorize the directors to fix their remuneration as such; (vi) approve an ordinary resolution approving amendments to Medbroadcast's share option plan; and (vii) continue Medbroadcast as an Alberta corporation;

"Medbroadcast Shares" means the common shares of Medbroadcast;

"Minimum Condition" means the condition set forth in paragraph (a) of Schedule A;

"Minimum Required Shares" means at least that number of the outstanding Rock Shares required pursuant to the Minimum Condition unless Medbroadcast shall have waived the Minimum Condition in which case "Minimum Required Shares" means that number of the outstanding Rock Shares which Medbroadcast takes up on the Take-up Date, provided that such number of Rock Shares shall not be less than 66 2/3 % of the issued and outstanding Rock Shares on a diluted basis;

"Offer" has the meaning set forth in Section 2.1(a);

"Offer Documents" means the Exempt Offer to Purchase and the related Letter of Transmittal pursuant to which the Offer will be made;

"Officer Obligations" means in connection with a party, the obligations of Rock or Medbroadcast, as the case may be, to its officers, employees and consultants for severance, retention or termination payments in connection with a termination of employment or change of control of such company pursuant to any written agreements;

"Rock" means Rock Energy Ltd.;

"Rock Governing Documents" means the Articles of Incorporation and By-laws of Rock;

"Rock Warrants" means common share purchase warrants of Rock, each of which entitles the holder to acquire one Rock Share at a price of $1.40 per share on or before January 31, 2004, subject to adjustment in certain events;

"Rock Shares" means common shares in the share capital of Rock;

"Second Stage Transaction" has the meaning set forth in Section 4.1;

"Securities Authorities" means the appropriate securities commissions or similar regulatory authorities in the provinces and territories of Canada;

"subsidiary" has the meaning set forth in the *Securities Act* (Alberta);

"Take-up Date" means the date that Medbroadcast first takes up and acquires Rock Shares pursuant to the Offer; and

"VLI Transaction" means the license and eventual sale of Medbroadcast's website and related technology contemplated by the agreement between Medbroadcast and Virtual Learning Inc. effective April 30, 2003.

1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Deemed Currency

In the absence of a specific designation of any currency any undescribed dollar amount herein shall be deemed to refer to Canadian dollars.

1.4 Headings, etc.

The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.7 Attornment

The parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.8 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Rock or Medbroadcast shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of Rock or Medbroadcast required to be made shall be made in a manner consistent with Canadian GAAP and past practice.

1.9 Knowledge

Where in this Agreement a representation or warranty is made on the basis of the knowledge or awareness of Medbroadcast or Rock, such knowledge or awareness consists only of the actual knowledge or awareness, as of the date of this Agreement, of the senior executive officers of Medbroadcast or Rock, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.10 Interpretation Not Affected by Party Drafting

The parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.11 Incorporation of Schedules

Schedules A to B attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A	Conditions to the Offer
Schedule B	Material Agreements of Medbroadcast
Schedule C	Form of the Offer

ARTICLE 2
THE OFFER

2.1 The Offer

(a) Subject to the terms and conditions of this Agreement, including obtaining Medbroadcast Shareholder Approval, Medbroadcast shall mail to holders of Rock Shares as soon as practicable but in any event not later than 11:59 p.m. (Calgary time) on the first Business Day which falls after the date that Medbroadcast Shareholder Approval is obtained an offer to purchase all of the outstanding Rock Shares including any Rock Shares which may become outstanding pursuant to the exercise of outstanding Rock Warrants for an ascribed price of $2.70 for each Rock Share to be comprised of 23.92 Medbroadcast Shares for each Rock Share (provided that fractional Medbroadcast Shares will not be issued and will be rounded up or down to the nearest whole number of Medbroadcast Shares). The offer shall be made in accordance with this Agreement, the Act and Applicable Securities Laws, if any, and be subject to the conditions set forth in Schedule A hereto (the "Offer", which term shall include any amendments to, or extensions of, such Offer, including, without limitation, increasing the consideration, removing or waiving any condition or extending the date by which Rock Shares may be tendered). Medbroadcast and Rock shall cooperate in making on a timely basis any filings with respect to the Offer if required by Applicable Securities Laws. The Offer shall be in the form attached to this Agreement as Schedule C. Medbroadcast shall provide Rock with a draft copy of the Offer Documents prior to mailing for its review and comment.

(b) Medbroadcast shall have no obligation to make the Offer if Medbroadcast Shareholder Approval is not obtained.

(c) Medbroadcast and Rock acknowledge and agree that the Offer is considered an "exempt take-over bid" for the purposes of applicable Canadian provincial securities laws and, accordingly, a number of the requirements of such laws in respect of take-over bids, including, without limitation, the form and content of the Offer Documents, the filing of the Offer Documents with the Securities Authorities and time periods relating to the bid, shall not be applicable to the Offer.

(d) The Offer shall expire at the Initial Expiry Time, except that the Offer may be extended, at the sole discretion of Medbroadcast, if the conditions thereto set forth in Schedule A hereto are not satisfied on the date and time at which the Offer expires and if Medbroadcast determines, acting reasonably, that there is a reasonable prospect that the conditions of the Offer may not be satisfied prior to the Expiry Time.

Subject to the satisfaction or waiver of the conditions set forth in Schedule A hereto, Medbroadcast shall not later than the first Business Day following the Initial Expiry Time accept for payment and pay for all Rock Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Each of Medbroadcast and Rock shall use all commercially reasonable efforts to consummate the Offer, subject to the terms and conditions thereof.

(e) It is agreed that Medbroadcast may, in its sole discretion, waive any term or condition of the Offer for its benefit provided that if Medbroadcast takes up and pays for any Rock Shares it shall acquire not less than the Minimum Required Shares. Medbroadcast agrees that it shall not amend any term or condition of the Offer (which for greater certainty, does not include waiving, in whole or part, a condition of the Offer) in a manner that is materially adverse to the holders of Rock Shares without the prior written consent of Rock other than to: (i) extend the Offer, if, at the initial or extended date on which the Offer is scheduled to terminate, any of the conditions to the

Offer shall not be satisfied or waived by Medbroadcast, until such time as such conditions are satisfied or waived by Medbroadcast; (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities Authorities applicable to the Offer or any period required by Applicable Securities Law; or (iii) comply with the legal obligations of Medbroadcast with respect to any amendment, modification or change of the Offer.

Notwithstanding and without limiting the foregoing, Medbroadcast may at any time following the Initial Expiry Time, reduce the Minimum Condition to a percentage not less than 66 2/3 %.

Medbroadcast shall provide a draft of any proposed amendment, modification or change to the Offer to Rock.

(f) Notwithstanding any of the other terms of this Agreement, Medbroadcast shall not be required to make the Offer if, on or before the date Medbroadcast would otherwise be required to make the Offer under the terms of this Agreement:

(i) Medbroadcast Shareholder Approval is not obtained; or

(ii) there has been a misrepresentation, breach or non-performance by Rock of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in this Agreement which would have or would reasonably be expected to have a material adverse effect on Rock, provided Rock has been given notice of and 5 Business Days to cure any such misrepresentation, breach or non-performance.

The foregoing conditions are for the sole benefit of Medbroadcast and may be waived by Medbroadcast at any time.

2.2 Matters Respecting Rock

Rock hereby consents to the Offer as set forth in Section 2.1 and confirms that its Board of Directors has approved the entering into of this Agreement.

2.3 Assistance with Offer

Rock agrees to provide such assistance as Medbroadcast or its agents may reasonably request in connection with communicating the Offer and any amendments and supplements thereto to the holders of the Rock Shares and to such other persons as are entitled to receive the Offer under Applicable Securities Laws, including providing lists and updated or supplemental lists of the holders of Rock Shares and holders of Rock Warrants and other securities convertible into or exchangeable for Rock Shares and mailing labels with respect to all such holders of securities and updates or supplements thereto from time to time as may be requested by Medbroadcast.

2.4 Outstanding Rock Warrants

(a) Persons holding Rock Warrants who may do so under Applicable Securities Laws and in accordance with the terms of the Rock Warrants shall be entitled to exercise all of their Rock Warrants and tender all Rock Shares issued in connection therewith under the Offer upon payment by certified cheque or bank draft of the exercise price in full.

(b) Medbroadcast covenants and agrees that concurrent with it first taking up and paying for Rock Shares pursuant to the Offer that it will agree with each holder of Rock Warrants which are outstanding and remain unexercised at the Effective Time that such Rock Warrants shall, after the Effective Time: (i) be exercisable to acquire Medbroadcast Shares (in lieu of Rock Shares) with the number of shares to be acquired and the exercise price thereof adjusted at an economic equivalent basis to the exchange ratio of 23.92 Medbroadcast Shares for each Rock Share; and (ii) expire on the existing expiry date of the Rock Warrants.

2.5 Medbroadcast Shareholder Approval

Medbroadcast covenants and agrees that it shall:

(a) mail to the Medbroadcast Shareholders the Information Circular and other documentation required in connection with the Medbroadcast Shareholders' Meeting on or before November 3, 2003 (or such other date that Medbroadcast and Rock may agree to) and convene the Medbroadcast Shareholders' Meeting on or before December 8, 2003 (or such other date that Medbroadcast and Rock may agree to);

(b) solicit proxies to be voted at the Medbroadcast Shareholders' Meeting in favour of confirming, ratifying and approving this Agreement and the making of the Offer on the terms and conditions contemplated by this Agreement and in favour of each of the other matters to be voted upon at the Medbroadcast Shareholders' Meeting;

(c) provide notice to Rock of the Medbroadcast Shareholders' Meeting and allow Rock and its representatives to attend such meeting;

(d) conduct the Medbroadcast Shareholders' Meeting in accordance with the by-laws of Medbroadcast and any instrument governing such meeting, as applicable, and as otherwise required by law; and

(e) prepare (subject to the receipt by Medbroadcast of appropriate drafts of the Information Circular and any amendments and supplements thereto), file (if required) and distribute to the Medbroadcast Shareholders in a timely and expeditious manner, the Information Circular and any amendments and supplements thereto, all as required by law, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements and, without limiting the generality of the foregoing, Medbroadcast will ensure that the Information Circular provides Medbroadcast Shareholders with information and sufficient detail to permit them to form a reasoned judgement concerning the matters before them, and the Information Circular shall include the determination of the Board of Directors of Medbroadcast that this Agreement and the Offer is fair to the holders of Medbroadcast Shares and is in the best interests of Medbroadcast and Medbroadcast Shareholders and include the unanimous recommendation of the Board of Directors of Medbroadcast that Medbroadcast directors vote in favour of confirming, ratifying and approving this Agreement and the making of the Offer on the terms and conditions contemplated by this Agreement and in favour of each of the other matters to be voted upon at the Medbroadcast Shareholders' Meeting.

2.6 Covenant of Rock

Rock covenants and agrees that it shall use all commercially reasonable efforts to obtain and furnish the information required by Medbroadcast to be included in the Information Circular relating to Rock.

ARTICLE 3
PUBLICITY

3.1 Publicity

Each of Medbroadcast and Rock shall advise, consult and cooperate with the other party prior to issuing, or permitting any of its subsidiaries, directors, officers, employees or agents to issue any press release or other written statement to the press with respect to this Agreement or the transactions contemplated hereby. Medbroadcast and Rock shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with a stock exchange and only after using its reasonable commercial efforts to consult the other party taking into account the time constraints to which it is subject as a result of such law or obligation.

ARTICLE 4
TRANSACTIONS FOLLOWING COMPLETION OF THE OFFER

4.1 Second Stage Transaction

If Medbroadcast takes up and pays for Rock Shares pursuant to the terms of the Offer, and thereby acquires at least the Minimum Required Shares, Medbroadcast agrees to use all commercially reasonable efforts to acquire, and Rock agrees to use all commercially reasonable efforts to assist Medbroadcast in acquiring, the balance of the Rock Shares by way of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions ("Second Stage Transaction") carried out for consideration per Rock Share not less than the consideration paid pursuant to the Offer (it being understood that Medbroadcast shall be under no obligation to pay more than that amount). Nothing herein shall be construed to prevent Medbroadcast from acquiring, directly or indirectly, additional Rock Shares in privately negotiated transactions, in another take-over bid, tender or exchange offer, or otherwise in accordance with Applicable Securities Laws (including by way of compulsory acquisition) following completion of the Offer.

4.2 Information Circular, Etc.

Without limiting Section 4.1, Rock agrees that if Medbroadcast is required to effect a Second Stage Transaction which requires approval of Rock's shareholders in a meeting of Rock's shareholders, Rock shall take all action necessary in accordance with Applicable Securities Laws, other applicable Canadian laws and the Rock Governing Documents to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable to consider and vote upon the action proposed by Medbroadcast. In the event of such a meeting or meetings, Rock shall use all commercially reasonable efforts to mail to its shareholders an information circular with respect to the meeting of Rock's shareholders. The term "information circular" shall mean such proxy or other required informational statement or circular, as the case may be, and all related materials at the time required to be mailed to Rock's shareholders and all amendments or supplements thereto, if any. Medbroadcast and Rock each shall use all commercially reasonable efforts to obtain and furnish the information required to be included in any information circular. The information provided and to be provided by Medbroadcast and Rock for use in the information circular, on both the date the information circular is first mailed to Rock's shareholders and on the date any such meeting is held, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law. Medbroadcast and Rock each agree to correct

promptly any such information provided by it for use in any information circular which shall have become false or misleading.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF MEDBROADCAST

As of the date hereof, Medbroadcast hereby represents and warrants to Rock as follows and acknowledges that Rock is relying upon these representations and warranties in connection with the entering into of this Agreement:

5.1 Organization and Qualification

Medbroadcast is a corporation duly incorporated and organized and validly existing under the laws of Canada and has the requisite corporate power and authority to carry on its business as it is now being conducted. Medbroadcast is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Medbroadcast.

5.2 Authority Relative to this Agreement

Medbroadcast has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Medbroadcast of the transactions contemplated hereby have been duly authorized by its Board of Directors and no other corporate proceedings on its part are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Medbroadcast and constitutes a legal, valid and binding obligation of Medbroadcast enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

5.3 No Violations

(a) Neither the execution and delivery of this Agreement by Medbroadcast, the consummation by it of the transactions contemplated hereby nor compliance by it with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Medbroadcast or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles of incorporation or bylaws of Medbroadcast or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Medbroadcast or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Medbroadcast or any of its subsidiaries is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 5.3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Medbroadcast or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of

Medbroadcast and its subsidiaries taken as a whole or on the ability of Medbroadcast to consummate the transactions contemplated hereby).

(b) Other than in connection with or in compliance with the provisions of Applicable Securities Laws and the rules of the Exchange: (i) there is no legal impediment to Medbroadcast's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Medbroadcast in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of Medbroadcast to consummate the transactions contemplated hereby.

5.4 Capitalization

As of the date hereof, the authorized share capital of Medbroadcast consists of an unlimited number of common shares, and 300,000,000 preferred shares. As of the date hereof, 21,167,230 Medbroadcast Shares are issued and outstanding and no preferred shares are issued or outstanding. As of the date hereof, no Medbroadcast Options to acquire Medbroadcast Shares have been granted and are unexercised. Except as set forth above, there are no securities of Medbroadcast outstanding and no options, warrants or other rights (including rights under a shareholder rights plan), agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Medbroadcast of any shares of Medbroadcast (including the Medbroadcast Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Medbroadcast (including the Medbroadcast Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Medbroadcast. All outstanding Medbroadcast Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Medbroadcast Shares issuable upon exercise of outstanding Medbroadcast Options and in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

5.5 No Material Adverse Change

Since March 31, 2003, there has not been any Material Adverse Change in respect of Medbroadcast except for the VLI Transaction and the Equity Financing.

5.6 No Undisclosed Material Liabilities

Except: (a) as disclosed or reflected in the audited financial statements of Medbroadcast as at and for the year ended March 31, 2003, the unaudited financial statements of Medbroadcast as at and for the three months ended June 30, 2003, or in the material agreements referred to in Section 5.14 hereof and set out in Schedule B attached hereto; and (b) for liabilities and obligations: (i) incurred in the ordinary course of business and consistent with past practice; or (ii) pursuant to the terms of this Agreement, Medbroadcast and its subsidiaries have not incurred any liabilities of any nature, whether accrued, contingent or otherwise that have constituted or could be reasonably expected to constitute a Material Adverse Change in respect of Medbroadcast and its subsidiaries taken as a whole.

5.7 Impairment

Neither the making of the Offer nor the successful completion of the Offer will result in a Material Adverse Change in respect of Medbroadcast pursuant to or as a result of the provisions of any agreement or arrangement to which Medbroadcast is a party.

5.8 Officer Obligations

There are no Officer Obligations.

5.9 Financial Advisors

Medbroadcast has not retained nor will it retain any financial advisor, broker, agent or finder or paid, or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated other than the engagement by Medbroadcast of StoneBridge Merchant Capital Corp. and Medbroadcast has disclosed to Rock the terms of such engagement and other than the engagement by Medbroadcast of a syndicate of underwriters to act as agent in respect of the Equity Financing and Medbroadcast has disclosed to Rock the terms of such engagement.

5.10 Conduct of Business

Since March 31, 2003, Medbroadcast has not taken any action that would be in violation of Section 7.3 if such provision had been in effect since such date, other than violations which would not constitute a Material Adverse Change in respect of Medbroadcast or would not materially affect Medbroadcast's ability to consummate the transactions contemplated hereby.

5.11 Reports

Medbroadcast has heretofore delivered to Rock true and complete copies of audited financial statements of Medbroadcast as at and for the year ended March 31, 2003. As of such date, such financial statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and complied in all material respects with all applicable requirements of law. The audited financial statements previously delivered to Rock were prepared in accordance with Canadian GAAP (except as otherwise indicated in such financial statements and the notes thereto), and fairly present the financial position, results of operations and changes in financial position of Medbroadcast as of the dates thereof and for the periods indicated therein.

5.12 Subsidiaries

Medbroadcast has no subsidiaries other than Allcorp Management, Inc., Lost Lake Exploration Ltd., Encor Ventures Ltd., 691675 Alberta Ltd., Cyberactive Technology Ltd. and Prime Explorations (Nevada) Inc. and all of such subsidiaries are currently inactive.

5.13 Compliance with Law

Medbroadcast has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, have a material adverse effect on the business, affairs, operations, assets,

prospects or financial condition of Medbroadcast, or on the ability of Medbroadcast to consummate the transactions contemplated hereby.

5.14 Material Agreements

There are no agreements material to the conduct of Medbroadcast's businesses except as set forth in Schedule B, all of which were entered into in the ordinary course of business and all such agreements are valid and subsisting and Medbroadcast is not in material default under any such agreements.

5.15 Disclosure

To the best of Medbroadcast's knowledge, it has disclosed to Rock any information regarding any event, circumstance or action taken or failed to be taken which could reasonably be expected to materially adversely affect the business, operations, assets, capitalization, financial condition, prospects, rights or liabilities of or relating to Medbroadcast.

5.16 Employment Agreements

Neither Medbroadcast nor any subsidiary is a party to any written employment or consulting agreement or any verbal employment or consulting agreement with a term of more than one year or any written agreement which provides for a payment by Medbroadcast on a change of control of Medbroadcast or severance of employment.

5.17 U.S. Securities Law Matters

On September 26, 2000 Medbroadcast filed with the United States Securities and Exchange Commission (the "SEC") a Form 15 to provide notice of termination of Medbroadcast's registration under the United States *Securities Exchange Act of 1934,* as amended (the "Exchange Act") and, to the best of Medbroadcast's knowledge, since the date of such filing Medbroadcast has not received from the SEC any notification of any sort that causes Medbroadcast to believe that the Form 15 filing noted above was not effective to terminate Medbroadcast's registration under the Exchange Act.

5.18 Employee Benefit Plans

Neither Medbroadcast nor any subsidiary has any employee benefit plans.

5.19 Books and Records

The corporate records and minute books of Medbroadcast and each subsidiary have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

5.20 Litigation, Etc.

There are, at the date hereof, no actions, suits or proceedings pending, or to the knowledge of Medbroadcast threatened, affecting Medbroadcast or any subsidiary before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves a possibility of any judgment against or liability of Medbroadcast or other person which, if successful, would have a material

adverse effect on the business, affairs, operations, assets, prospects or financial condition of Medbroadcast, or on the ability of Medbroadcast to consummate the transactions contemplated hereby.

5.21 Environmental

Neither Medbroadcast nor any subsidiary is aware of, or has received:

(a) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures; or

(b) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Medbroadcast or any subsidiary or any of their business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants.

5.22 Tax Matters

(a) For purposes of this Agreement, the following definitions shall apply:

(i) The term "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, insurance taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Medbroadcast is required to pay, withhold or collect.

(ii) The term "Returns" shall mean all reports, estimates, declarations of estimated tax, elections, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b) All Returns required to be filed by or on behalf of Medbroadcast have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Medbroadcast with respect to items or periods covered by such Returns. No Taxes are payable by any subsidiary of Medbroadcast.

(c) Medbroadcast and each subsidiary has paid or provided adequate accruals in its financial statements for the year ended dated March 31, 2003 for Taxes, including income taxes, labour taxes and related deferred taxes, in conformity with Canadian GAAP.

(d) For all periods ending on and after March 31, 2003, Rock has been furnished by Medbroadcast true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Medbroadcast or on behalf of Medbroadcast relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise tax returns for Medbroadcast.

(e) No material deficiencies exist or have been asserted with respect to Taxes of Medbroadcast or any subsidiary. Except for the garnishment by Canada Customs and Revenue Agency ("CCRA") from Medbroadcast of amounts owed by Cyberactive Technology Ltd. for non-payment of GST, and a review by CCRA with respect to employee source deductions, neither Medbroadcast nor any subsidiary is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Medbroadcast's knowledge threatened against Medbroadcast or any subsidiary or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Medbroadcast or any subsidiary. There is no audit in process, pending or, to the knowledge of Medbroadcast and any subsidiary, threatened by a governmental or taxing authority relating to the Returns of Medbroadcast and/or any subsidiary for the last three years.

(f) Except as set out in the audited financial statements of Medbroadcast for the year ended March 31, 2003, Medbroadcast has provided adequate accruals in its financial statements for the year ended March 31, 2003 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of Medbroadcast or any subsidiary arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Medbroadcast.

5.23 Reporting Issuer Status

Medbroadcast is not a "reporting issuer" or its equivalent in any jurisdictions in Canada other than in British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia and the Medbroadcast Shares are listed on the Exchange.

5.24 Qualifying Issuer

Medbroadcast is a "qualifying issuer" as that term is defined in Multilateral Instrument 45-102.

5.25 Debt and Working Capital

As at the date hereof, Medbroadcast had no bank debt and its working capital deficit is estimated to fall within the range of $250,000 to $275,000 (excluding any effect of the VLI Transaction).

5.26 Indebtedness to Officers, Directors and Others

Medbroadcast is not indebted to any of its directors, officers, employees or consultants, any of its shareholders or any of its affiliates, except for amounts due as normal compensation or reimbursement of ordinary business expenses within the previous 120 days.

5.27 Securities Filings

Medbroadcast has made all filings required under Applicable Securities Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by Medbroadcast, were true, correct and complete and did not contain any misrepresentation, as at the date of such information or statements;

5.28 Information Respecting Medbroadcast

The data and information in respect of Medbroadcast and its assets, liabilities, business and operations provided by Medbroadcast or its advisors to Rock or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and did not and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

5.29 Securities Orders

No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Medbroadcast (including the Medbroadcast Shares), no such proceeding is, to the knowledge of Medbroadcast, pending, contemplated or threatened and Medbroadcast is not in default of any requirement of any Applicable Securities Laws, rules or policies applicable to Medbroadcast or its securities;

5.30 Allotment of Securities

The board of directors of Medbroadcast have reserved and allotted to holders of Rock Shares that accept the Offer a sufficient number of Medbroadcast Shares and, upon acceptance of the Offer in accordance with the terms thereof such shares will be validly issued as fully paid and non-assessable to previous holders of Medbroadcast Shares that accept the Offer and elect to receive such shares in accordance with the terms thereof. The board of directors of Medbroadcast have also reserved and allotted to holders of Rock Options and Rock Warrants that are outstanding on the Effective Time a sufficient number of Medbroadcast Shares as are necessary to permit the exercise of such Rock Options and Rock Warrants (as amended as contemplated by this Agreement) for Medbroadcast Shares and, upon exercise of the Rock Options and Rock Warrants (as amended as contemplated by this agreement) in accordance with the terms of such securities, such Medbroadcast Shares will be validly issued as fully paid and non-assessable.

5.31 Resale Restrictions

The Medbroadcast Shares to be issued in connection with the Offer will be issued in accordance with Applicable Securities Laws.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF ROCK

As of the date hereof, Rock hereby represents and warrants to Medbroadcast as follows and acknowledges that Medbroadcast is relying upon these representations and warranties in connection with the entering into of this Agreement:

6.1 Organization and Qualification

Rock is a corporation duly incorporated and validly existing under the laws of Alberta and has the requisite corporate power and authority to carry on its business as it is now being conducted. Rock is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Rock.

6.2 Authority Relative to this Agreement

Rock has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Rock's Board of Directors, and no other corporate proceedings on the part of Rock are necessary to authorize this Agreement (except for obtaining shareholder approval in respect of any Second Stage Transaction) and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Rock and constitutes a legal, valid and binding obligation of Rock enforceable against Rock in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

6.3 No Violations

(a) Neither the execution and delivery of this Agreement by Rock, the consummation of the transactions contemplated hereby nor compliance by Rock with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Rock under, any of the terms, conditions or provisions of (x) the Rock Governing Documents or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Rock is a party or to which it, or any of its properties or assets, may be subject or by which Rock is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 6.3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Rock (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Rock or on the ability of Rock to consummate the transactions contemplated hereby).

(b) Other than in connection with or in compliance with the provisions of Applicable Securities Laws, (i) there is no legal impediment to Rock's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Rock in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of Rock to consummate the transactions contemplated hereby.

6.4 Capitalization

As of the date hereof, the authorized share capital of Rock consists of an unlimited number of common shares. As of the date hereof, 4,415,000 Rock Shares are issued and outstanding. As of the date hereof 445,000 Rock Warrants have been issued and are unexercised. Except as set forth above, there are no securities of Rock outstanding and no options, warrants or other rights (including rights under a shareholder rights plan), agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Rock of any shares of Rock (including the Rock Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Rock (including the Rock Shares), nor are there any outstanding stock appreciation rights, phantom

equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Rock. All outstanding Rock Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Rock Shares issuable upon exercise of outstanding Rock Warrants in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

6.5 No Material Adverse Change

Since June 30, 2003, there has not been any Material Adverse Change in respect of Rock.

6.6 No Undisclosed Material Liabilities

Except: (a) as disclosed or reflected in the unaudited financial statements of Rock as at and for the period ended June 30, 2003 or in the material agreements set out in Section 6.14 hereof; and (b) for liabilities and obligations: (i) incurred in the ordinary course of business and consistent with past practice; or (ii) pursuant to the terms of this Agreement, Rock has not incurred any liabilities of any nature, whether accrued, contingent or otherwise that have constituted or could be reasonably expected to constitute a Material Adverse Change in respect of Rock.

6.7 Impairment

Neither the making of the Offer nor the successful completion of the Offer will result in a Material Adverse Change pursuant to or as a result of the provisions of any agreement or arrangement to which Rock is a party.

6.8 Financial Advisors

Rock has not retained nor will it retain any financial advisor, broker, agent or finder or paid, or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or, any transaction contemplated hereby.

6.9 Conduct of Business

Since June 30, 2003, Rock has not taken any action that would be in violation of Section 7.1 if such provision had been in effect since such date, other than violations which would not constitute a Material Adverse Change in respect of Rock or would not materially affect Rock's ability to consummate the transactions contemplated hereby.

6.10 Reports

Rock has heretofore delivered to Medbroadcast true and complete copies of unaudited financial statements of Rock as at and for the period ended June 30, 2003. As of such date, such financial statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and complied in all material respects with all applicable requirements of law. The unaudited financial statements previously delivered to Medbroadcast were prepared in accordance with Canadian GAAP (except as otherwise indicated in such financial statements and the notes thereto), and fairly present the financial position, results of operations and changes in financial position of Rock as of the dates thereof and for the periods indicated therein. Rock made available to Paddock Lindstrom & Associates Ltd. (the "Engineer") prior to the issuance of its report in respect of the

oil and natural gas reserves attributable to Rock's Medicine River property, effective December 31, 2002 (the "Reserve Report") for the purposes of preparing the Reserve Report, all information requested by the Engineer and all information and material to an adequate determination of the oil and gas reserves attributable to such property and, to the knowledge of Rock, none of such information contained any misrepresentation (as defined in the *Securities Act* (Alberta)). Rock had no knowledge of any material adverse change in any information provided to the Engineer since the date that such information was provided and Rock believes that the Reserve Report reasonably represents the quantity and pre-tax present worth values of the oil and gas reserves of Rock as at December 31, 2002 based upon information available at the time the Reserve Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in Rock's Medicine River property from those described in the Reserve Report, except as may have occurred through normal production and operations.

6.11 Subsidiaries

Rock has no subsidiaries.

6.12 Compliance with Law

Rock has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Rock, or on the ability of Rock to consummate the transactions contemplated hereby.

6.13 Material Agreements

There are no agreements material to the conduct of Rock's businesses except: (i) land contracts entered into in the ordinary course of business; (ii) construction, ownership and operation agreements entered into in the ordinary course of business; and (iii) agreements entered into, or contemplated being entered into, between Rock and parties at arm's length to Rock subsequent to the date hereof in respect of the acquisition or disposition by Rock, directly or indirectly, of petroleum and natural gas assets and which such agreements would close after the Effective Time; and all such agreements are valid and subsisting and Rock is not in material default under any such agreements.

6.14 Exempt Take-Over Bid

Rock is not a "reporting issuer" or its equivalent in any jurisdictions in Canada or the United States. There is no published market in respect of the Rock Shares and the number of Rock Shares is not more than 50, exclusive of holders: (a) who are in the employment of Rock or an affiliate of Rock; or (b) who were formerly in the employment of Rock or an affiliate of Rock and while in that employment were and have continued after that employment to be securityholders of Rock.

6.15 Books and Records

The corporate records and minute books of Rock have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

6.16 Litigation, Etc.

There are, at the date hereof, no actions, suits or proceedings pending, or to the knowledge of Rock threatened, affecting Rock or any subsidiary before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves a possibility of any judgment against or liability of Rock or other person which, if successful, would have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Rock.

6.17 Environmental

Rock is not aware of, or has received:

(a) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures; or

(b) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Rock or its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants.

6.18 Tax Matters

(a) For purposes of this Agreement, the following definitions shall apply:

(i) The term "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, insurance taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Rock is required to pay, withhold or collect.

(ii) The term "Returns" shall mean all reports, estimates, declarations of estimated tax, elections, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b) All Returns required to be filed by or on behalf of Rock have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Rock with respect to items or periods covered by such Returns.

(c) Rock has paid or provided adequate accruals in its financial statements for the year ended dated January 14, 2003 for Taxes, including income taxes, labour taxes and related deferred taxes, in conformity with Canadian GAAP.

(d) No material deficiencies exist or have been asserted with respect to Taxes of Rock. Rock is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Rock's knowledge threatened against Rock or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Rock. There is no audit in process, pending or, to the knowledge of Rock, threatened by a governmental or taxing authority relating to the Returns of Rock for the last three years.

(e) Except as set out in the financial statements of Rock for the year ended January 14, 2003, Rock has provided adequate accruals in its financial statements for the year ended January 14, 2003 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of Rock arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Rock.

6.19 Indebtedness to Officers, Directors and Others

Rock is not indebted to any of its directors, officers, employees or consultants, any of its shareholders or any of its affiliates, except for amounts due as normal compensation or reimbursement of ordinary business expenses within the previous 60 days.

6.20 Insurance

Policies of insurance in force as of the date hereof naming Rock as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Rock. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

6.21 Residency of Rock Shareholders

None of the Rock shareholders are residents of the United States.

ARTICLE 7
CONDUCT OF BUSINESS

7.1 Conduct of Business by Rock

Rock covenants and agrees that, during the period from the date of this Agreement until the earlier of either: (i) the Effective Time; or (ii) this Agreement is terminated by its terms, unless Medbroadcast shall otherwise agree in writing, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) the business of Rock shall be conducted only in, and Rock shall not take any action except: (i) in, the usual and ordinary course of business and consistent with past practice; or (ii) agreements entered into, or contemplated being entered into, between Rock and parties at arm's length to Rock subsequent to the date hereof in respect of the acquisition or disposition by Rock, directly or indirectly, of petroleum and natural gas assets and which such agreements would close after the Effective Time; and Rock shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

(b) Rock shall not directly or indirectly do or permit to occur any of the following: (i) amend the Rock Governing Documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person; (iii)

issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Rock or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Rock, other than: (A) Rock Shares issuable pursuant to the terms of Rock Warrants; or (B) agreements entered into, or contemplated being entered into, between Rock and parties at arm's length to Rock subsequent to the date hereof in respect of the acquisition by Rock, directly or indirectly, of petroleum and natural gas assets and which such agreements would close after the Effective Time; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Rock; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c) Rock shall not, without prior consultation with and the consent of Medbroadcast, such consent not to be unreasonably withheld, directly or indirectly do any of the following: (i) enter into any non-arm's length transactions including with any officers, directors or employees of Rock or transfer any property or assets of Rock to any employees, except: (A) as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the ordinary course of business; or (B) as may be required by law; or (ii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

7.2 Provision of Information by Rock; Access

Immediately upon acceptance of this Agreement, Rock shall provide to Medbroadcast information to enable Medbroadcast to quickly and efficiently integrate the business and affairs of Rock with Medbroadcast at the Effective Time and Rock shall permit:

(i) Medbroadcast and its representatives to have reasonable access to Rock's premises, field operations, records, computer systems, properties, books, contracts, records, employees and management personnel;

(ii) Medbroadcast and its representatives reasonable access to interview employees of Rock for the purpose of determining which employees will be retained after the Effective Time; and

(iii) Medbroadcast and its representatives to be informed of the operations of Rock to ensure there is compliance with Section 7.1 hereof.

It is acknowledged that the purpose of this clause is to permit Medbroadcast to be in a position to expeditiously integrate the business and operations of Rock with that of Medbroadcast immediately upon but not prior to, the Effective Time without causing any unreasonable disruptions to Rock's business or operations prior to the Effective Time.

7.3 Conduct of Business by Medbroadcast

Medbroadcast covenants and agrees that, during the period from the date of this Agreement until the earlier of either: (i) the Effective Time; or (ii) this Agreement is terminated by its terms, unless Rock shall otherwise agree in writing, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) the business of Medbroadcast shall be conducted only in, and Medbroadcast shall not take any action except in, the usual and ordinary course of business and consistent with past practice, and Medbroadcast shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

(b) Medbroadcast shall not directly or indirectly do or permit to occur any of the following: (i) amend Medbroadcast's constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person; (iii) other than the issuance of 132,860,939 special common share purchase warrants at a price of $0.1129 per special warrant pursuant to the Equity Financing and the issue of 50,000 Common Shares to Teck Cominco, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Medbroadcast or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Medbroadcast, other than Medbroadcast Shares issuable pursuant to the terms of the Medbroadcast Options; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Medbroadcast; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c) Medbroadcast shall not, without prior consultation with and the consent of Rock, such consent not to be unreasonably withheld, directly or indirectly do any of the following: (i) sell, pledge, dispose of or encumber any assets other than the sale by Medbroadcast to Gold Eye Explorations Limited of 11 unpatented mineral claims in Ontario for consideration of $10,000 and the grant to Teck Cominco of certain rights of participation in future property financings; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital or property transfer; (iii) acquire any assets; (iv) incur any indebtedness for borrowed money except in the ordinary course of business or in excess of existing facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than fees payable to legal advisors in the ordinary course and in respect of the VLI Transaction, fees payable to legal and financial advisors in respect of the Offer and a $50,000 demand unsecured loan by Lang Financial Corp. to Medbroadcast; (v) authorize, recommend or propose any release or relinquishment of any material contract right; (vi) enter into commitments of a capital expenditure nature (vii) enter into any non-arm's length transactions including with any officers, directors or employees of Medbroadcast or transfer any property or assets of Medbroadcast to any employees, except as may be required by law; or (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) Medbroadcast shall not create any Officer Obligations and Medbroadcast shall not grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business consistent with past practices, make any loan to any officer, director or employee, or take any action with respect to the grant of any severance or termination pay arising from the Offer or a change of control of Medbroadcast or the entering into of any employment agreement with, any officer or director, or with respect to any increase of benefits payable under its current severance or termination pay policies; and

(e) Medbroadcast shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements.

7.4 Provision of Information by Medbroadcast; Access

Immediately upon acceptance of this Agreement, Medbroadcast shall provide to Rock information to enable Medbroadcast to quickly and efficiently integrate the business and affairs of Medbroadcast with Rock at the Effective Time and Medbroadcast shall permit:

(i) Rock and its representatives to have reasonable access to Medbroadcast's premises, field operations, records, computer systems, properties, books, contracts, records, employees and management personnel; and

(ii) Medbroadcast and its representatives to be informed of the operations of Medbroadcast to ensure there is compliance with Section 7.3 hereof.

It is acknowledged that the purpose of this clause is to permit Medbroadcast to be in a position to expeditiously integrate the business and operations of Medbroadcast with that of Rock immediately upon but not prior to, the Effective Time without causing any unreasonable disruptions to Medbroadcast's business or operations prior to the Effective Time.

7.5 Confidentiality

Each of Medbroadcast and Rock covenant and agree that they shall consider as confidential, shall not communicate to others and shall use all reasonable efforts to prevent those within their employ and control from communicating to others all information which they receive from the other party pursuant to this Agreement. The foregoing shall not apply to information which: (i) was rightfully in the possession of a party prior to its receipt or acquisition from the other party; (ii) at the time of disclosure, is in the public domain; (iii) after disclosure, becomes part of the public domain by publication or otherwise, through no act or omission on the part of the party; (iv) needs to be provided by the party to its consultants or counsel to permit an evaluation of the other party and its assets and liabilities. In the circumstances described in (iv) above, Medbroadcast and Rock agree that they will be responsible for ensuring that such information is kept confidential by those persons to whom it is released pursuant to that subclause.

ARTICLE 8
COVENANTS OF ROCK

8.1 Notice of Material Change in Rock

From the date hereof until the termination of this Agreement, Rock shall promptly notify Medbroadcast in writing of:

(a) any Material Adverse Change in respect of Rock;

(b) any change in any representation or warranty set forth in Article 6 which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

(c) any material fact in respect of Rock which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

Rock shall in good faith discuss with Medbroadcast any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Rock, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Medbroadcast pursuant to this section.

8.2 Payment of Medbroadcast's Expenses

If at any time after the execution of this Agreement and prior to the date of the Expiry Time: (a) an Acquisition Proposal (as defined in Section 8.3(b)(i)) is publicly announced, proposed, offered or made to Rock shareholders or to Rock which is still outstanding and has not been withdrawn at the Expiry Time; (b) if the Minimum Condition is not satisfied; and (c) the Acquisition Proposal is consummated within 12 months of the Expiry Time; then Rock shall pay to Medbroadcast the amount of $500,000, which amount represents a fair and reasonable estimate of Medbroadcast's costs and expenses (including the costs and expenses of advisors) which it has incurred in connection with this Agreement, the Offer and its investigations of Rock.

8.3 No Solicitation

(a) Rock shall immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal (as defined below) and shall immediately request the return or destruction of all information provided to any third parties, if any, who have entered into an agreement with Rock relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Rock shall not, directly or indirectly, authorize or permit any of the officers, directors or employees of Rock or any financial advisor, expert or other representative or agent retained by any of them to:

(i) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Rock or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition of 50% or more of the outstanding voting shares of Rock; (B) any acquisition of 25% or more of the assets of Rock and its subsidiaries; (C) an amalgamation, arrangement, merger, or consolidation of any of Rock or its subsidiaries; or (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Rock or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the proposed transaction or which would or could reasonably be expected to materially reduce the benefits to Medbroadcast and its securityholders under this agreement (any such inquiry or proposal in respect of any of the foregoing being an "Acquisition Proposal");

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Rock or an

Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Rock under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

provided, however, that notwithstanding any other provision hereof, Rock may:

(A) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Rock or any of the officers, directors or employees of Rock or any financial advisor, expert or other representative or agent retained by them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement, may furnish such third party information concerning Rock and its business, properties and assets, in each case if, and only to the extent that:

(I) the third party has first made a written bona fide Acquisition Proposal in respect of which the board of directors of Rock has determined in good faith: (x) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (y) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Rock shareholders than the transaction contemplated by this Agreement; and (z) after receiving the advice of outside legal counsel which is reflected in minutes of the meeting of the board of directors (a copy of which shall be provided to Medbroadcast), that the taking of such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law (a "Superior Proposal"); and

(II) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Rock provides prompt notice to Medbroadcast to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Medbroadcast, copies of all information provided to such party concurrently with the provision of such information to such party. Rock shall immediately notify Medbroadcast orally and in writing of any inquiries, offers or proposals with respect to any Acquisition Proposal (including without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto)), the identity of the person making it, and if not previously provided to Medbroadcast, copies of all information provided to such party and all other information reasonably requested by Medbroadcast), shall keep Medbroadcast informed of the status and details of any such inquiry, offer or proposal and answer Medbroadcast's questions with respect thereto; or

(B) make appropriate disclosure with respect thereto to Rock's shareholders.

(c) Rock shall give Medbroadcast two (2) Business Days advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a Superior Proposal and shall confirm the determination of Rock's board of directors that the Acquisition Proposal is a Superior Proposal. For a period of two (2) Business Days from the time that Rock provides notice of such Superior Proposal to Medbroadcast and any amendment thereto, together with the foregoing confirmation in respect of the board of directors' determination, the board of directors of Rock and Rock agree not to accept, recommend or approve or enter into any agreement (a "Proposed Agreement") to implement such Superior Proposal or release the party from making the Superior Proposal from any standstill provisions. In addition, in respect of any Superior Proposal, Rock shall and shall cause its financial and legal advisors to negotiate in good faith with Medbroadcast to make such adjustments in the terms and conditions of this Agreement and the terms of the Offer as would enable Rock to proceed with the transaction contemplated herein, as amended, rather than the Superior Proposal. In the event that Medbroadcast proposes to amend this Agreement and its terms to provide equal or superior value to that provided under the Superior Proposal within a period of two (2) Business Days from the date that Medbroadcast receives notice of the Superior Proposal and a copy of the Proposed Agreement (and any amendments thereto), Rock shall not enter into any Proposed Agreement regarding the Superior Proposal or any amendment thereof.

(d) Rock shall ensure that its officers, directors, employees, financial advisors and other representatives or agents are aware of the provisions of this Section 8.3 and Rock shall be responsible for any breach of this Section 8.3 by such persons.

8.4 Structure of Transaction

Rock shall, to the extent reasonable, cooperate with Medbroadcast in structuring the acquisition by Medbroadcast of Rock in a tax efficient manner.

8.5 Financial and Other Information

Rock shall make available to Medbroadcast, and consents to the use of, all financial statements and other information of Rock which may be required to be disclosed in the Offer or in other Medbroadcast documents, including any proxy statement of Medbroadcast (prepared in connection with the Medbroadcast Shareholders' Meeting or otherwise) and any registration statement required filed by Medbroadcast with the United States Securities and Exchange Commission, and amendments thereto, as required under applicable law. Such financial statements shall be prepared in accordance with Canadian GAAP. If required by applicable law, such financial statements shall be audited by Rock's auditors. Rock shall use commercially reasonable efforts to have its auditors, to the extent required under applicable law, provide their consent to the use of their report and the use of their name in connection with any disclosure by Medbroadcast of such financial statements. Medbroadcast agrees to reimburse Rock for its reasonable third party expenses in connection with complying with this Section 8.5.

ARTICLE 9
COVENANTS OF MEDBROADCAST

9.1 Notice of Material Change in Medbroadcast

From the date hereof until the termination of this Agreement, Medbroadcast shall promptly notify Rock in writing of:

(a) any Material Adverse Change in respect of Medbroadcast;

(b) any change in any representation or warranty set forth in Article 5 which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

(c) any material fact in respect of Medbroadcast which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

Medbroadcast shall in good faith discuss with Rock any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Medbroadcast, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Rock pursuant to this section.

9.2 Payment of Rock's Expenses

If at any time after the execution of this Agreement and prior to the date of the Medbroadcast Shareholders' Meeting: (a) an Acquisition Proposal (as defined in Section 9.3(b)(i)) is publicly announced, proposed, offered or made to Medbroadcast Shareholders or to Medbroadcast which is still outstanding and has not been withdrawn at the time of the Medbroadcast Shareholders' Meeting; (b) if Medbroadcast Shareholder Approval is not obtained at the Medbroadcast Shareholders' Meeting; and (c) the Acquisition Proposal is consummated within 12 months of the Medbroadcast Shareholders' Meeting; then Medbroadcast shall pay to Rock the amount of $500,000, which represents a fair and reasonable estimate of Rock's costs and expenses (including the costs and expenses of Rock's advisors) which it has incurred in connection with this Agreement, the Offer and its investigations of Medbroadcast.

9.3 No Solicitation

(a) Medbroadcast shall immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal (as defined below) and shall immediately request the return or destruction of all information provided to any third parties, if any, who have entered into an agreement with Medbroadcast relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Medbroadcast shall not, directly or indirectly, authorize or permit any of the officers, directors or employees of Medbroadcast or any of its subsidiaries or any financial advisor, expert or other representative or agent retained by any of them to:

(i) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Medbroadcast or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition of 50% or more of the outstanding voting shares of Medbroadcast; (B) any acquisition of 25% or more of the assets of Medbroadcast and its subsidiaries; (C) an amalgamation, arrangement, merger, or consolidation of any of Medbroadcast or its subsidiaries; or (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Medbroadcast or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the proposed transaction or which would or could reasonably be expected to materially reduce the

benefits to Rock and its securityholders under this agreement (any such inquiry or proposal in respect of any of the foregoing being an "Acquisition Proposal");

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Medbroadcast or an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Medbroadcast under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

provided, however, that notwithstanding any other provision hereof, Medbroadcast may:

(A) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Medbroadcast or any of the officers, directors or employees of Medbroadcast or any financial advisor, expert or other representative or agent retained by them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement, may furnish such third party information concerning Medbroadcast and its business, properties and assets, in each case if, and only to the extent that:

(I) the third party has first made a written bona fide Acquisition Proposal in respect of which the board of directors of Medbroadcast has determined in good faith: (x) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (y) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Medbroadcast Shareholders than the transaction contemplated by this Agreement; and (z) after receiving the advice of outside legal counsel which is reflected in minutes of the meeting of the board of directors (a copy of which shall be provided to Rock), that the taking of such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law (a "Superior Proposal"); and

(II) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Medbroadcast provides prompt notice to Rock to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Rock, copies of all information provided to such party concurrently with the provision of such information to such party. Medbroadcast shall immediately notify Rock orally and in writing of any inquiries, offers or proposals with respect to any Acquisition Proposal (including without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto)), the identity of the person making it, and if not previously provided to Rock, copies of all information provided to such party and all other information reasonably

requested by Rock), shall keep Rock informed of the status and details of any such inquiry, offer or proposal and answer Rock's questions with respect thereto; or

(B) make appropriate disclosure with respect thereto to Rock's shareholders.

(c) Medbroadcast shall give Rock two (2) Business Days advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a Superior Proposal and shall confirm the determination of Medbroadcast's board of directors that the Acquisition Proposal is a Superior Proposal. For a period of two (2) Business Days from the time that Medbroadcast provides notice of such Superior Proposal to Rock and any amendment thereto, together with the foregoing confirmation in respect of the board of directors' determination, the board of directors of Medbroadcast and Medbroadcast agree not to accept, recommend or approve or enter into any agreement (a "Proposed Agreement") to implement such Superior Proposal or release the party from making the Superior Proposal from any standstill provisions. In addition, in respect of any Superior Proposal, Medbroadcast shall and shall cause its financial and legal advisors to negotiate in good faith with Rock to make such adjustments in the terms and conditions of this Agreement and the terms of the Offer as would enable Medbroadcast to proceed with the transaction contemplated herein, as amended, rather than the Superior Proposal. In the event that Rock proposes to amend this Agreement and its terms to provide equal or superior value to that provided under the Superior Proposal within a period of two (2) Business Days from the date that Rock receives notice of the Superior Proposal and a copy of the Proposed Agreement (and any amendments thereto), Medbroadcast shall not enter into any Proposed Agreement regarding the Superior Proposal or any amendment thereof.

(d) Medbroadcast shall ensure that its officers, directors, employees, financial advisors and other representatives or agents are aware of the provisions of this Section 9.3 and Medbroadcast shall be responsible for any breach of this Section 9.3 by such persons.

9.4 Appointment of Officers

Immediately after the approval by Medbroadcast Shareholders of the Equity Financing but prior to the release of the proceeds of the Equity Financing to Medbroadcast, the existing management team of Medbroadcast will resign and the board of directors of Medbroadcast will appoint a new management team as follows:

Allen J. Bey	President and Chief Executive Officer
Peter D. Scott	Vice President, Finance and Chief Financial Officer
Alexander C. Brown	Vice President, Exploration
Sean E. Moore	Vice President, Production

9.5 Medbroadcast Board of Directors

The Board of Directors of Medbroadcast immediately following the acquisition by Medbroadcast of more than 66⅔% of the outstanding Rock Shares pursuant to the Offer shall be reconstituted through resignations of all existing Medbroadcast directors other than Leanne Bate and Allen Bey and the appointment of Stuart G. Clark and Peter Malowany. Medbroadcast shall, in

accordance with the foregoing and subject to the provisions of the Act, assist Medbroadcast to secure the resignations of all Medbroadcast directors other than Leanne Bate and Allen Bey to be effective at such time as may be required by Rock and to use its best efforts to cause the election of, Stuart G. Clark and Peter Malowany to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting.

9.6 Options

Immediately following the acquisition by Medbroadcast of more than 66⅔% of the outstanding Rock Shares pursuant to the Offer, Medbroadcast will grant options representing 12,565,176 Medbroadcast Shares at a price of $0.1129 per share to directors, officers and employees of Medbroadcast provided, however, that such issuance of options will be conditional upon the issue of 132,860,439 special common share purchase warrants of Medbroadcast at a price of $0.1129 per Special Warrant pursuant to the Equity Financing for gross proceeds of $15,000,000 and the approval by Medbroadcast Shareholders at the Medbroadcast Shareholders' Meeting of amendments to Medbroadcast's share option plan as contemplated by the Information Circular.

9.7 Other Covenants

Medbroadcast covenants and agrees that, from and including the date hereof until the termination of this Agreement, unless Rock agrees otherwise in writing:

(a) Medbroadcast shall use its reasonable commercial best efforts to consummate the Offer, subject only to the terms and conditions hereof and thereof;

(b) Medbroadcast shall use its reasonable commercial best efforts to obtain all of the regulatory approvals, waivers and consents set out in paragraph (b) of Schedule A and to obtain Medbroadcast's approval;

(c) Medbroadcast shall use its reasonable commercial best efforts to execute, when required by former holders of Rock Shares who accepted the Offer, election forms pursuant to s. 85 of the *Income Tax Act* (Canada); and

(d) Medbroadcast shall use its reasonable commercial best efforts to obtain regulatory and shareholder approval to the unconditional release to Medbroadcast of the proceeds of the Equity Financing and to the VLI Transaction.

Medbroadcast shall in good faith discuss with Rock any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Medbroadcast, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Rock pursuant to this section.

ARTICLE 10
MUTUAL COVENANTS

10.1 Other Filings

Medbroadcast and Rock shall, as promptly as practicable hereafter, prepare and file any filings required under any Applicable Securities Law, the rules of the Exchange, the United States *Securities Exchange Act of 1934*, as amended, state securities or "blue-sky" laws of the states of the United States, as amended, or any other applicable law relating to the transactions contemplated herein.

10.2 Additional Agreements

Subject to the terms and conditions herein provided and to fiduciary obligations under applicable law as advised by counsel in writing, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts: (i) to obtain Medbroadcast Shareholders Approval; (ii) to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts (including, without limitation, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to Rock's operations); (iii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations; (iv) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby; (v) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; (vi) to effect all necessary registrations and other filings and submissions of information requested by governmental authorities; and (vi) to fulfill all conditions and satisfy all provisions of this Agreement and the Offer. For purposes of this Agreement, the obligation to use "commercially reasonable efforts" to obtain waivers, consents, approvals and authorizations to loan agreements, leases and other contracts or under laws or regulation shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations.

ARTICLE 11
TERMINATION, AMENDMENT AND WAIVER

11.1 Termination

This Agreement, other than the provisions set forth in Sections 9.2 and 11.2, may be terminated by written notice promptly given to the other party hereto, at any time prior to the time Medbroadcast first takes up and pays for Rock Shares:

(a) by mutual agreement by Medbroadcast and Rock; or

(b) by Rock, if Medbroadcast has not mailed the Offer Documents to holders of Rock Shares on or before January 30, 2004; or

(c) by Rock, if Medbroadcast has not mailed the Information Circular to Medbroadcast Shareholders on or before December 24, 2003;

(d) by either Medbroadcast or Rock if the proceeds of the Equity Financing have not been unconditionally released to Medbroadcast on or before January 31, 2004;

(e) by either Medbroadcast or Rock, if Medbroadcast Shareholder Approval has not been obtained on or before January 31, 2004; or

(f) by Medbroadcast, if the conditions to the Offer have not been satisfied or waived by Medbroadcast on or before the Expiry Time; or

(g) by Rock, if Medbroadcast has not taken up and paid for the Rock Shares deposited under the Offer on or before January 31, 2004; or

(h) by either Medbroadcast or Rock, if the Offer terminates or expires at the Expiry Time without Medbroadcast taking up and paying for any of the Rock Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement; or

(i) by either Rock or Medbroadcast, if the fee referred to in Section 8.2 becomes payable and payment is made or is immediately available to Medbroadcast; or

(j) by either Medbroadcast or Rock, if the fee referred to in Section 9.2 becomes payable and payment is made or is immediately available to Rock; or

(k) by either Medbroadcast or Rock, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in this Agreement which would have or would reasonably be expected to have a material adverse effect on such party, provided the breaching party has been given notice of and 5 Business Days to cure any such misrepresentation, breach or non-performance.

11.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 11.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Medbroadcast or Rock hereunder except as set forth in Section 9.2 (provided that the public announcement or commencement of an Acquisition Proposal arose prior to the termination of this Agreement), and this Section 11.2, which provisions shall survive the termination of this Agreement. Nothing herein shall relieve any party from liability for any breach of this Agreement.

11.3 Amendment

This Agreement may be amended by mutual agreement between the parties hereto. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the parties hereto.

11.4 Waiver

Medbroadcast, on the one hand, and Rock, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive compliance with any of the other's agreements or the fulfillment of any conditions to its own obligations contained herein or (iii) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 12
GENERAL PROVISIONS

12.1 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered

personally or sent by cable, telegram, telecopier or telex or sent by prepaid overnight carrier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a) if to Medbroadcast:

303 – 343 Railway Street.
Vancouver, British Columbia
V6A 1A4
Attention: President
Telecopy No.: (604) 921 4882

with a copy to:

McCullough O'Conner Irwin
1100 – 888 Dunsmuir Street
Vancouver, British Columbia
V6C 3K4
Attention: Doug Irwin
Telecopy No.: (604) 687-7099

(b) if to Rock:

Suite 2400, Altius Centre
500 – 4th Avenue S.W.
Calgary, Alberta
T2P 2V6
Attention: President
Telecopy No.: (403) 234-0598

with a copy to:

Burnet, Duckworth & Palmer LLP
#1400, 350 - 7th Avenue S.W.
Calgary, Alberta
T2P 3N9
Attention: Grant Zawalsky
Telecopy No.: (403) 260-0330

12.2 Miscellaneous

This Agreement: (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties, with respect to the subject matter hereof; and (ii) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The parties hereto shall be entitled to rely upon delivery of an executed facsimile copy of the Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the parties hereto. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

12.3 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

12.4 Expenses

Except as provided in Section 9.2, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense, whether or not the Offer is consummated.

12.5 Survival of Representations and Warranties

The representations and warranties of Medbroadcast and Rock contained in this Agreement shall not survive the completion of the Offer and shall expire and be terminated at the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

12.6 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.7 Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute one agreement.

IN WITNESS WHEREOF, Medbroadcast and Rock have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MEDBROADCAST CORPORATION

Per: (signed) "Leanne Bate"

Per: ______________________

ROCK ENERGY LTD.

Per: (signed) "Allen Bey"

Per: (signed) "Peter Scott"

SCHEDULE A

CONDITIONS TO THE OFFER

The capitalized terms used in this Schedule A have the meanings set forth in the attached Pre-Acquisition Agreement dated October 31, 2003 (the "Agreement") between Medbroadcast and Rock.

Notwithstanding any other provision of the Offer, but subject to the provisions of the Agreement, Medbroadcast reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Rock Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Medbroadcast:

(a) prior to the expiry time of the Offer (the "Expiry Time") and at the time Medbroadcast first takes up and pays for Rock Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding Rock Shares (calculated on a fully diluted basis);

(b) all government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of Medbroadcast, acting reasonably, are necessary shall have been obtained on terms and conditions satisfactory to Medbroadcast in its sole judgment, acting reasonably, and shall be in full force and effect;

(c) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person (including, without limitation, any individual, body corporate, partnership, syndicate or other form of unincorporated entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law:

   (i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Medbroadcast of the Rock Shares or the right of Medbroadcast to own or exercise full rights of ownership of the Rock Shares or the ability of Medbroadcast to complete a compulsory acquisition or subsequent acquisition transaction; or

   (ii) would materially and adversely affect Rock or Medbroadcast' ability to effect or to complete a compulsory acquisition or a subsequent acquisition transaction;

(d) Medbroadcast shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against Medbroadcast making the Offer or taking up and paying for all of the Rock Shares under the Offer or completing any compulsory acquisition or any subsequent acquisition transaction;

(e) Medbroadcast shall have determined in its sole judgment, acting reasonably, that: (i) Rock shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Agreement; and (ii) all representations and warranties of Rock contained in the Agreement shall have been true and correct, in all material respects, as of the date of the Agreement and shall not cease to be true and correct in any material respect thereafter provided

that Rock has been given notice of and 5 Business Days to cure any such misrepresentation, breach or non-performance and has failed to cure any such misrepresentation, breach or non-performance; and

(f) the Agreement shall not have been terminated pursuant to its terms.

SCHEDULE B

MATERIAL AGREEMENTS OF MEDBROADCAST

1. Agreement between Medbroadcast Corporation and Teck Cominco Ltd. dated September 19, 2003;
2. Agreement between Medbroadcast Corporation and Goldeye Explorations dated October 16, 2003; and
3. Agreement between Medbroadcast Corporation and Virtual Learning Inc. dated April 30, 2003.

SCHEDULE C

FORM OF THE OFFER

MEDBROADCAST CORPORATION

EXEMPT OFFER TO PURCHASE

**all of the Common Shares
of
ROCK ENERGY LTD.**

TO: THE SHAREHOLDERS OF ROCK ENERGY LTD.

1. The Offer

Medbroadcast Corporation ("Medbroadcast") hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all of the outstanding Common Shares ("Rock Shares") of Rock Energy Ltd. ("Rock"), including Rock Shares which may become outstanding on the exercise of options, warrants or other rights to purchase Rock Shares, on the basis of 23.92 common shares of Medbroadcast ("Medbroadcast Shares"), for each Rock Share deposited under the Offer.

The Offer is made only for the Rock Shares and not for any options, warrants or other rights to acquire Rock Shares. It is a condition to the Offer that all options and warrants shall either have been exercised or terminated, or may be terminated on a basis acceptable to Medbroadcast prior to the Expiry Time. Any holder of such options and warrants who wishes to accept the Offer should conditionally exercise such options in order to obtain certificates representing Rock Shares and deposit the Rock Shares in accordance with the Offer.

The accompanying Letter of Transmittal is incorporated into and forms part of this Offer.

2. Time for Acceptance

The Offer is open for acceptance until, but not later than, 4:30 p.m. (Calgary time), on · (the "Expiry Time"), unless withdrawn by Medbroadcast. The Offer may be otherwise extended at Medbroadcast's sole discretion (subject to the terms of the pre-acquisition agreement dated October 31, 2003 between Medbroadcast and Rock (the "Pre-Acquisition Agreement")).

3. Manner of Acceptance

The Offer may be accepted by holders of Rock Shares delivering to Medbroadcast prior to the Expiry Time:

(a) the certificate or certificates representing the Rock Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

Medbroadcast reserves the right to permit the Offer to be accepted in a manner other than that set forth above.

4. Conditions of the Offer

Medbroadcast reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Rock Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Medbroadcast:

(a) prior to the expiry time of the Offer (the "Expiry Time") and at the time Medbroadcast first takes up and pays for Rock Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding Rock Shares (calculated on a fully diluted basis);

(b) all government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of Medbroadcast, acting reasonably, are necessary shall have been obtained on terms and conditions satisfactory to Medbroadcast in its sole judgment, acting reasonably, and shall be in full force and effect;

(c) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person (including, without limitation, any individual, body corporate, partnership, syndicate or other form of unincorporated entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law:

(i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Medbroadcast of the Rock Shares or the right of Medbroadcast to own or exercise full rights of ownership of the Rock Shares or the ability of Medbroadcast to complete a compulsory acquisition or subsequent acquisition transaction; or

(ii) would materially and adversely affect Rock's or Medbroadcast's ability to effect or to complete a compulsory acquisition or a subsequent acquisition transaction;

(d) Medbroadcast shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against Medbroadcast making the Offer or taking up and paying for all of the Rock Shares under the Offer or completing any compulsory acquisition or any subsequent acquisition transaction;

(e) Medbroadcast shall have determined in its sole judgment, acting reasonably, that: (i) Rock shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Agreement; and (ii) all representations and warranties of Rock contained in the Agreement shall have been true and correct, in all material respects, as of the date of the Agreement and shall not cease to be true and

correct in any material respect thereafter provided that Rock has been given notice of and 5 Business Days to cure any such misrepresentation, breach or non performance and has failed to cure any such misrepresentation, breach or non performance; and

(f) the Pre-Acquisition Agreement shall not have been terminated pursuant to its terms.

The foregoing conditions are for the exclusive benefit of Medbroadcast. Medbroadcast may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of Medbroadcast). Subject to the Pre-Acquisition Agreement, Medbroadcast may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion without prejudice to any other rights which Medbroadcast may have. The failure by Medbroadcast at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by Medbroadcast, acting reasonably, concerning the events described in this Section 4 will be final and binding upon all parties.

5. Return of Deposited Rock Shares

If any deposited Rock Shares are not taken up and paid for by Medbroadcast under the Offer for any reason whatsoever, certificates for Rock Shares not taken up and paid for or not deposited will be returned at the expense of Medbroadcast by returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be returned to Rock as soon as practicable following the Expiry Time or the withdrawal or termination of the Offer.

6. Extension and Variation of the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in Medbroadcast's sole discretion subject to the Pre-Acquisition Agreement.

7. Payment for Deposited Rock Shares

If all the conditions referred to in Section 4 of the Offer are satisfied or waived by Medbroadcast, Medbroadcast has agreed in the Pre-Acquisition Agreement to take up Rock Shares validly deposited under the Offer and not withdrawn within one business day following the Expiry Time.

DATED at Vancouver, British Columbia, this • day of •, 200•.

MEDBROADCAST CORPORATION

By: (signed) "Leanne Bate"
Leanne Bate
President

PRE-ACQUISITION AGREEMENT AMENDING AGREEMENT

THIS AGREEMENT made as of the 3rd day of November, 2003,

BETWEEN:

MEDBROADCAST CORPORATION ("Medbroadcast")

- and -

ROCK ENERGY LTD. ("Rock")

WHEREAS Medbroadcast and Rock have entered into a pre-acquisition agreement dated October 31, 2003 (the "Pre-Acquisition Agreement");

AND WHEREAS Medbroadcast and Rock wish to amend certain provisions of the Pre-Acquisition Agreement;

NOW THEREFORE IN CONSIDERATION OF the mutual covenants contained in the Pre-Acquisition Agreement and other good and valuable consideration (the receipt and adequacy whereof is hereby acknowledged), the parties hereto agree as follows:

1. The Pre-Acquisition Agreement be and is hereby amended by deleting Section 2.5(a) of the Pre-Acquisition Agreement and replacing it with the following:

   > "mail to the Medbroadcast Shareholders the Information Circular and other documentation required in connection with the Medbroadcast Shareholders' Meeting on or before December 24, 2003 (or such other date that Medbroadcast and Rock may agree to) and convene the Medbroadcast Shareholders' Meeting on or before January 31, 2004 (or such other date that Medbroadcast and Rock may agree to);"

2. Except as set forth above, the Pre-Acquisition Agreement remains in full force and effect, unamended, as of the date hereof.

IN WITNESS WHEREOF, Medbroadcast and Rock have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MEDBROADCAST CORPORATION

Per: (signed) "Leanne Bate"

Per: (signed) "Rob King"

ROCK ENERGY LTD.

Per: (signed) "Allen Bey"

Per: (signed) "Peter Scott"

SCHEDULE "C"

INFORMATION RESPECTING ROCK ENERGY LTD.

ROCK ENERGY LTD.

General

Rock Energy Ltd. ("Rock" or the "Company") was incorporated on November 21, 2002 under the *Business Corporations* Act (Alberta) as 1018369 Alberta Ltd and as a wholly owned subsidiary of Storm Energy Ltd. ("Storm"). 1018369 Alberta Ltd. changed its name to Rock Energy Ltd. on December 10, 2002. On December 23, 2002 Storm sold its Medicine River property to Rock for 1,999,900 common shares of Rock. Rock began accounting for the property effective January 1, 2003. On January 14, 2003 Rock acquired 1018260 Alberta Ltd. ("1018260") by issuing 2,210,000 common shares of Rock ("Rock Shares") for all of the outstanding shares of 1018260. 1018260 was a corporation controlled by the Bey Family Trust, Alexander Brown, Sean Moore and Storm. After the acquisition, the shareholders of 1018260 (excluding Storm) owned 52% of the Rock Shares. Rock and 1018260 amalgamated effective January 15, 2003, and the amalgamated company continued under the name "Rock Energy Ltd."

Rock's head office is located at 2400, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6 and its registered office is located at 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9.

Rock does not have any subsidiaries.

As of the date hereof, Rock has 7 employees and also utilizes the services of professionals, as required from time to time, on a contract or consulting basis.

Rock was incorporated with the intent of placing an experienced management team in control of the company. As a result, the current management team and Storm agreed to the acquisition of Rock which would allow Rock to become an operating company and cover general and administrative costs, while the company pursues its corporate strategy. Since acquiring its Medicine River property, Rock has drilled and tied-in one (0.75 net) gas well and re-completed and tied-in one (0.7125 net) oil well. The management team of Rock has also evaluated a number of acquisition opportunities in order to acquire a more significant production platform.

Corporate Strategy

Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's philosophy is to operate and have high working interests in the majority of its production base. Rock's current geographic focus is the central and eastern areas of Alberta, although other opportunities have been and will be considered. As Rock grows, the company intends to expand operations north and west provided Rock can continue to be the operator with a high working interest without taking on undue financial risk in these typically more expensive operations.

Rock is currently pursuing acquisitions, both properties and corporate, primarily in its target geographic area of central and eastern Alberta and that are in excess of 1,000 boe/d. Such an acquisition is viewed by Rock as providing the company with a production foundation from which to grow and compliment future internal operations. Rock will continue to evaluate other acquisition opportunities over time, as the Company continues to grow and execute its business plan.

Rock hired two new employees effective October 1, 2003 to help develop an internal drilling and operations program for the central and eastern areas of Alberta. The team is sourcing opportunities in this geographic area and is developing a capital budget for such operations for the 2004 calendar year. As operations expand, Rock anticipates it will have to add staff in various disciplines to implement its plans. Rock's current property base at Medicine River primarily covers general and administrative costs and future development potential is currently believed to be limited.

BUSINESS AND PROPERTIES

General

Rock is engaged in the exploration for and development and production of crude oil and natural gas primarily in Western Canada.

Principal Properties

The following is a brief description of the principal oil and natural gas properties in which Rock holds an interest. The term "net", when used to describe Rock's share of production, means the total of Rock's working interest share before deducting royalties owned by others. Reserve amounts are stated, before deduction of royalties, as at December 31, 2002 based on escalating cost and price assumptions as evaluated in the reports prepared by Paddock Lindstrom & Associates Ltd. (see "- Oil and Natural Gas Reserves"). Unless otherwise specified, gross and net acres and well count information are as at October 31, 2003.

Medicine River, Alberta

Rock owns two sections of land (1280 acres) in the Medicine River area of central Alberta. As of the date hereof, the property includes 6 (5.4 net) producing oil wells, 3 (2.5 net) producing gas wells and 1 (1.0 net) shut-in oil well. No disposal or injection wells are located on the property. Production is initially processed through Rock's 100% owned facility which is located on these lands. The facility processes the oil in order to meet pipeline specifications and is then trucked to a third party terminal for sale. The facility also meters and compresses Rock's natural gas production which is tied-in to a third party processing plant for ultimate sale. Rock operates all the production and its facility through a contract operator. The natural gas production comes from the Edmonton and Cardium sands and the oil production comes from the Jurassic, Pekisko and Basal Quartz formations. Rock does not own rights to all the zones on these lands so other companies also have wells on these lands. In 2003 Rock has drilled 1 (0.75 net) Edmonton gas well and recompleted 1 (0.7125 net) Jurassic oil well, both of which were tied-in in October 2003. These operations have not been included in the reserve report outlined below. Management believes that future development opportunities on the property are limited.

Medicine River is Rock's only property and as a result all information set forth below relates to this property.

Oil And Natural Gas Reserves

The oil and natural gas reserves of Rock were evaluated by Paddock Lindstrom & Associates Ltd. ("PLA") with an effective date of December 31, 2002 in a report dated March 11, 2003 (the "PLA Report"). The following table, based on the PLA Report, summarizes the oil, liquids and natural gas reserves of the Corporation and the present worth value of estimated future net revenue for these reserves, after provision for the ARTC, using escalated and constant prices and costs as indicated.

The PLA Report contains an evaluation prior to provision for income taxes and indirect costs. Rock's interest in Probable Reserves and the present worth value of Probable Reserves have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net production revenues estimated represent the fair market value of the reserves. There is no assurance that the price and cost assumptions in the constant price and cost and escalating price and cost assumption cases will be attained and variances could be material.

Oil and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Price Assumptions)

	Rock's working interest in reserves						Present worth of future net pre-tax cash flows (thousands)			
	Oil (mbbls)		NGLs (mbbls)		Gas (mmcf)		Undis-counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net		10%	15%	20%
Proved										
Producing	313	255	42	32	1,320	1,005	$7,171	$4,049	$3,385	$2,940
Non-Producing	-	-	-	-	-	-	$-	$-	$-	$-
Total Proved	313	255	42	32	1,320	1,005	$7,171	$4,049	$3,385	$2,940
Probable (Risked)	53	42	5	3	124	95	$975	$420	$314	$245
Total	366	297	47	36	1,445	1,100	$8,147	$4,470	$3,700	$3,185

Oil and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Constant Price Assumptions)

	Rock's interest in reserves						Present worth of future net pre-tax cash flows (thousands)			
	Oil (mbbls)		NGLs (mbbls)		Gas (mmcf)		Undis-counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net		10%	15%	20%
Proved										
Producing	313	255	42	32	1,327	1,009	$8,368	$4,660	$3,867	$3,334
Non-Producing	-	-	-	-	-	-	$-	$-	$-	$-
Total Proved	313	255	42	32	1,327	1,009	$8,368	$4,660	$3,867	$3,334
Probable (Risked)	53	41	5	3	123	94	$1,129	$506	$380	$297
Total	366	297	47	36	1,451	1,104	$9,498	$5,167	$4,248	$3,631

Notes:

(1) Columns may not add due to rounding.

(2) "Gross" means the total of Rock's working interest and/or royalty interest share before deducting amounts attributable to royalties owned by others.

"Net" means the total of Rock's working interest and/or royalty interest share after deducting amounts attributable to royalties owned by others.

"royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"Proved Reserves" means those reserves that are estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

The Proved Reserves were sub-divided into the following categories:

(a) "Proved Producing Reserves" means those proved reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

(b) "Proved Non-Producing" means those proved reserves that are not classified as proved producing reserves.

"Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. **The Probable Reserves and the estimated present worth thereof set forth above have been risk-weighted by 50% to take into account the risk factors associated with the recovery thereof.**

(3) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs. In the Rock Evaluation, future operating and capital costs are assumed to escalate at 2% per annum. Crude oil and natural gas base case prices, as forecast in the PLA Report, are as follows:

	Crude Oil			Natural Gas	
	WTI Cushing Oklahoma $US/Bbl	Edmonton Par Price 40° API $/Bbl	Hardisty Medium (25° API) $/Bbl	NYMEX Henry Hub $US/Mmbtu	AECO C Spot $ /Mmbtu
2003	26.00	38.96	31.96	4.15	5.60
2004	24.00	35.86	29.86	3.90	5.20
2005	22.50	33.53	27.41	3.70	4.88
2006	22.95	34.20	27.96	3.75	4.94
2007	23.41	34.89	28.52	3.80	5.00
2008	23.88	35.59	29.09	3.85	5.06
2009	24.35	36.30	29.67	3.90	5.12
2010	24.84	37.02	30.27	3.95	5.18
2011	25.34	37.76	30.87	4.00	5.24
2012	25.85	38.52	31.49	4.05	5.30
2013	26.36	39.29	32.12	4.10	5.36
2014	26.89	40.08	32.76	4.15	5.41
2015	27.43	40.88	33.42	4.20	5.47
2016	27.98	41.69	34.09	4.25	5.53
2017	28.54	42.53	34.77	4.33	5.64

All prices escalated at 2% per year after 2017

(4) Product prices used in the constant price evaluation were based on PLA's January 1, 2003 price forecast with 2003 prices held constant at sales point:

Crude Oil, $/Bbl	$35.06
Natural Gas $/Mcf	$5.59
NGL's $/Bbl	$24.05

(5) The US$1 to Cdn exchange rate assumed throughout the PLA Report was $0.65.

(6) The PLA Report estimates the future capital expenditures necessary to achieve the estimated present worth of future net cash flows from total Proved and Probable Reserves based on escalating price assumptions to be $106,000, all of which is to be incurred in 2006.

(7) The PLA Report estimates the future capital expenditures necessary to achieve the estimated present worth of future net cash flows from total Proved and Probable Reserves based on constant price assumptions to be $100,000, all of which is to be incurred in 2006.

(8) 100% of the Proven Producing Reserves evaluated in the PLA Report were on production as at December 31, 2002.

(9) Well abandonment, site restoration costs and salvage values have not been included in the calculation of the present worth of future net production revenue in the PLA Report. The abandonment and environmental liability associated with Rock's properties are not considered material. Management has estimated the net present value of the abandonment liability to be $340,000 prior to the benefit of any residual salvage value and $90,000 if salvage value is included. The operations do not contain any sour gas and have been on-stream for several years and, as a result, the environmental liability is considered low. Rock includes a charge against earnings for site restoration in accordance with industry practice and accounting standards.

Drilling Activity

The following table sets forth the gross and net exploratory and development wells in which Rock or the previous owner of Rock's properties participated during the periods indicated:

	Year ended December 31, 2002[1]		Year ended December 31, 2001[1]	
	Gross[2]	Net[3]	Gross[2]	Net[3]
Oil	-	-	-	-
Gas	1	0.75	1	0.96
Service	-	-	-	-
Dry	-	-	-	-
Total:	1	0.75	1	0.96

Notes:

(1) Based on information provided to Rock by the previous owner of Rock's properties.
(2) "**Gross**" wells are defined as the total number of wells in which Rock has an interest.
(3) "**Net**" wells are the aggregate of the numbers obtained by multiplying each gross well by Rock's percentage working interest therein.

Land Holdings

The following table sets out Rock's undeveloped land holdings as at October 31, 2003.

	Gross Acres[1]	Net Acres[2]
Alberta	160	160
Total	160	160

Notes:

(1) "**Gross**" refers to the total acres in which Rock has or may earn an interest.
(2) "**Net**" refers to the total acres in which Rock has or may earn an interest multiplied by the percentage working interest therein owned by Rock.

All of Rock's undeveloped land is located at its Medicine River property in central Alberta.

Oil And Natural Gas Wells

The following table sets forth the number and status of wells as at October 31, 2003 in which Rock has an interest, and which are producing or which are considered by Rock to be producing.

	Producing				Shut-In(1)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(2)	Gross(2)	Net(3)
Alberta	6	5.4	3	2.5	1	1.0	-	-
Total	6	5.4	3	2.5	1	1.0	-	-

Notes:

(1) "**Shut-in**" wells are wells which are not producing but which are considered by Rock to be capable of producing. Shut-in wells in which Rock has a working interest are located within a reasonable distance from or are already tied into gathering systems, pipelines or other means of transportation.
(2) "**Gross**" refers to the total number of wells in which Rock has an interest.
(3) "**Net**" refers to the total number of wells in which Rock has an interest, multiplied by Rock's percentage working interest therein.

Production History, Prices Received And Capital Expenditures

The following tables summarize certain information in respect of production, product prices received and expenditures made by Rock or the previous owners of Rock's properties for the periods indicated below:

	Quarter Ended		Year Ended December 31		
	2003		2002(1)	2001(1)	2000(1)
(6:1)	June 30	Mar. 31			
Avg. Daily Production					
Oil & ngls (bbls/d)	75	94	98	119	116
Gas (mcf/d)	481	535	411	414	305
Combined (boe/d)	157	184	166	188	167
Avg. price					
Oil & ngls ($/boe)	35.05	44.93	33.07	34.04	38.01
Gas ($/mcf)	6.52	8.34	4.33	5.67	5.53
Combined ($/boe)	37.16	47.40	30.14	34.03	36.54
Royalties ($/boe)	7.54	12.66	9.03	8.74	8.59
Op exp ($/boe)	8.56	9.60	8.84	8.07	6.51
Op Netbacks ($/boe)	21.06	25.14	12.27	17.22	21.44
Cap Exp ($)	67,660	-(2)	91,979	1,088,088	-

Note:

(1) Based on information provided to Rock by the previous owner of Rock's properties.
(2) Excludes acquisition cost of the property and legal title opinion expense of $20,437 related to the acquisition.

History - Acquisitions And Capital Expenditures

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) made by the previous owners of Rock's properties for the periods indicated:

	Quarter Ended		Year Ended December 31		
	2003		2002	2001	2000
($s)	June 30	Mar. 31			
Land	-	-	4,180	18,980	-
Exploration, including drilling	-	-	-	-	-
Development, including facilities	67,660	-	87,799	1,069,108	-
Property acquisitions	-	-(2)	-	-	-
Administration	58,214	6,524	Not Applicable	Not Applicable	Not Applicable
Total	125,874	6,524	91,979	1,088,088	-

Note:

(1) Based on information provided to Rock by the previous owner of Rock's properties.
(2) Excludes acquisition cost of the property and legal title opinion expense of $20,437 related to the acquisition.

Acquisition and Dispositions

There were no material acquisitions or dispositions undertaken by Rock since its incorporation other than the acquisition of the Medicine River property and the acquisition of 1018269 Alberta Ltd (which only had cash as an asset), each of which are described under "Rock Energy Ltd. – General".

Trends

The oil and gas industry appears to be facing a number of trends that could affect Rock's business, financial condition or operating results. The first trend is the increasingly competitive nature of the industry with the emergence of a number of experienced well financed management teams that are pursuing similar business plans in new and recently established companies, the result of which could impact Rock as it pursues its corporate strategy.

The second trend is the growing royalty trust sector which is creating increased competition for acquisitions but is also providing some farm-in opportunities with respect to exploration plays. The creation of new royalty trusts from existing producing companies has, in some cases, created new competition in all aspects of the industry by establishing junior exploration companies which also have a tie back to the associated trust for future exploration opportunities.

The third trend is the ongoing volatile nature of commodity pricing including the impact of the US/Canadian dollar exchange rate. Over the last several months the Canadian dollar has strengthened significantly against the US dollar which has, on a relative basis, reduced the Canadian dollar price the industry typically receives for its products. Currently the industry is experiencing relatively high oil prices in comparison to previous commodity price cycles. Oil prices are influenced by the world economy and global production levels. The uncertainty relative to production from countries such as Iraq and the former Soviet Union is likely to continue to create price volatility. Natural gas prices have been subject to seasonal swings related to availability of supply from traditional reservoir basins, demand growth or destruction, storage levels, weather and the emergence of LNG projects, all of which will continue to make pricing volatile.

A fourth trend is the general level of activity in the industry, which has resulted in record drilling levels. This activity has created competition for prospective acreage and services and, as a result, prices for both have increased. In addition the time delay for obtaining services has also increased. The increased cost level could affect the profitability of operations particularly if commodity prices weaken from current levels.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information with respect to periods indicated below which has been derived from and should be read in conjunction with the financial statements of Rock and related notes contained in Schedule D to the Information Circular – Proxy Statement.

Rock has not yet completed its first financial year.

Quarterly Financial Information

The following is a summary of selected unaudited financial information of Rock for the periods indicated.

	Three Month Period Ending June 30, 2003	Stub Period Ending March 31, 2003(1)
Gross revenue net of royalties	$430,147	$585,176
Net earnings (loss)	$50,575	$214,241
Funds from operations (2)	$111,324	$279,826

Note:

(1) Includes the period from November 21, 2002 (Rock's incorporation) to March 31, 2002, Included in this period is interest income of $2,217 earned on cash balances and expenses of $4,000 for 1018260 Alberta Ltd from the period of November 21, 2002 to January 14, 2003 at which time it was acquired by Rock and then amalgamated with Rock effective January 15, 2003. Rock's oil and gas operations are accounted for from January 1, 2003.

(2) Funds from operations is a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis, provided by the management of Rock, should be read in conjunction with the financial statements of Rock contained in Schedule "D" to this Information Circular –Proxy Statement.

Period Ended June 30, 2003

The following discussion and analysis is management's assessment of Rock's historical, financial and operating results, together with future prospects, and should be read in conjunction with the audited financial statements of the Company for the period ended June 30, 2003. The accounting period begins November 21, 2002 which is the Company's incorporation date; however, oil and gas operations have been accounted for since January 1, 2003. As a result, comparative results to prior year periods are not applicable. The reader should be aware that historical results are not necessarily indicative of future performance.

This discussion and the Company's second quarter interim report contain forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

Production

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Gas (mcf/d)	481	508
Oil (bbl/d)	57	63
NGL (bbl/d)	18	22
BOE/d (1 bbl = 6 mcf)	157	169

Rock's production during the first six months of 2003 averaged 169 boe/d. Production for the second quarter was lower than the first quarter due to facility turnarounds at Medicine River in June 2003 and natural declines. Production is expected to increase from second quarter levels due to completion of the turnaround operation and drilling and re-completion activities occurring during the second half of 2003.

Product Prices

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Gas ($/mcf)	6.52	7.47
Oil ($bbl)	36.35	42.03
NGL ($/bbl)	30.99	36.18
BOE/d (1 bbl = 6 mcf)	37.17	42.68

Product prices realized in the second quarter of 2003 decreased from the first quarter of 2003 but still remain strong on a historical basis. Rock believes prices over the last half of 2003 will probably average lower than those achieved during the first half, particularly due to the rising Canadian dollar versus the US dollar.

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits which totaled $23,998 and $12,466 for the first six months of 2003 and second quarter of 2003 respectively.

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Revenue	$524,146	$1,306,795
Royalties	$106,465	$315,470
Royalties as a percentage of revenue	20.3%	24.1%

Royalties are reflective of the strong pricing received during the period. Royalties on an absolute basis and a percentage basis dropped in the second quarter versus the first quarter due to lower pricing and lower production volumes, particularly in June when facility turnarounds occurred. Approximately one-third of royalties are made up of crown royalties.

Operating Expense

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Total	$120,865	$279,436
Per BOE (1 bbl = 6 mcf)	$8.56	$9.12

Operating expenses were lower on an absolute basis in the second quarter versus the first quarter primarily due to a contract operating arrangement put in place late in the first quarter and lower production volumes for the second quarter lowering variable operating costs. On a per boe basis second quarter operating costs were lower than first quarter levels consistent with lower overall costs despite the drop in production. In the second half of the year management expects operating costs on a boe basis to be similar to the level reported for the second quarter.

General and Administrative Expense

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Total	$175,093	$321,872
Per BOE (1 bbl = 6 mcf)	$12.40	$10.51

General and Administrative ("G&A") expense increased in the second quarter over the first quarter due to the increase in the number of full time staff and the move to a new office location in June which resulted in software expenditures in addition to the traditional office expenses. Prior to June, Rock was in a shared office environment. G&A expenses per boe were also negatively affected by the reduction in production in the second quarter. No G&A

expense was capitalized during the period. G&A expenses are expected to increase in the second half of 2003 due to the new office location and addition of other new staff.

Interest Expense

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Total	$22,865	$22,865
Per BOE (1 bbl = 6 mcf)	$1.62	$0.74

Interest expense primarily consists of accrued interest costs that are being incurred in conjunction with the Company's flow-through share issue in December, 2002. The resource deductions associated with this financing have been renounced to the investors; however, the Company has not yet spent all of the funds. As a result, the Company will incur an interest charge on the amount yet to be spent and has accrued this cost for the March to June, 2003 period all in the second quarter. In addition, the Company will also incur a 10% penalty on all amounts not spent at December 2003. The interest charges and penalty will be payable in the first quarter of 2004.

Depletion

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Depletion expense	$54,434	$112,638
Site restoration expense	$6,315	$13,696
Total	$60,749	$126,334
Per BOE (1 (bbl = 6 mcf)	$4.30	$4.12

Depletion costs for the six months ended June 30, 2003 are $4.12 per boe, consistent with the $4.30 per boe level recorded for the second quarter.

Income Tax

Rock had future income tax deductions of approximately $2.8 million available at the end of the second quarter enabling the Company to reduce future taxable income. This exceeds the carrying value of the Company's assets by approximately $800,000. No tax asset has been recorded since management does not expect the existing asset to generate sufficient income to utilize all the deductions.

Funds from Operations and Net Income

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Funds from Operations	$111,324	$391,150
Per BOE (1 bbl = 6 mcf)	$7.89	$12.71
Net Income	$50,575	$264,816
Per BOE (1 bbl = 6 mcf)	$3.59	$8.61

Funds from operations and net income for the second quarter were lower than levels achieved in the first quarter primarily due to lower production volumes and product prices. Production levels in the second quarter decreased 15% from the first quarter and were negatively affected by the facility turnaround in June 2003. Product prices in the second quarter also decreased 22%, or $10.24 a boe, from first quarter levels. Overall expenses increased about 6%, or approximately $23,000.

Capital Expenditures

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Administration	$58,214	$64,738
Property acquisition	$0	$2,020,437
Oil and gas operations	$67,660	$67,660
Total	$125,874	$2,152,835

Administration capital expenditures are primarily related to setting up the new office in June, 2003 with the majority of the costs related to computing assets and the balance being office furniture. The property acquisition reflects the $800,000 reduction in value due to reverse takeover accounting rules plus the addition of $20,437 for the title opinion that was obtained in conjunction with the acquisition. Oil and gas capital expenditures primarily relate to the cost of drilling one (0.75 net) gas well at the Company's Medicine River property in June, 2003.

Liquidity and Capital Resources

The Company's net working capital as at June 30, 2003 totaled $2.68 million, consisting mostly of term deposits or cash. The Company had no debt at June 30, 2003, other than trade payables. The Company has flow-through spending commitments of $2.3 million related to its equity issues completed in December 2002, January 2003 and March 2003. Management believes with the cash available from these equity issues plus the cash generated from operations in the first half of 2003, the Company has adequate resources to fund the flow through obligations and its continuing operations.

Business Risks

The Company is exposed to a number of business risks, some of which are beyond its control like all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights), reservoir production performance, marketing of production, hiring and retaining employees and accessing contract services on a cost effective basis. The Company attempts to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition the Company outsources certain activities to be able to leverage on industry expertise, without having the burden of hiring full time staff given the current scope of operations. Typically the Company has outsourced marketing and accounting functions. Currently the Company has little undeveloped land and is planning to gain access to land in its desired areas through land sales and approaching other companies with operations in the same area. In addition, the Company is attempting to acquire oil and gas operations; however, the Company will be competing against many other companies for such acquisitions many of which will have greater access to resources. As a new company, gaining access to contract services may be difficult given the high activity levels the industry is currently experiencing, but the Company will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the Canadian US exchange rate and interest rates, all of which are largely beyond the Company's control. Currently the Company has not used any financial instruments to mitigate these risks. Management would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently the Company has no long term debt in place but intends to use its debt capacity in the future. Management would intend to use prudent levels of debt to fund capital programs based on the expected operating environment. Management would also intend to access equity markets to fund opportunities; however, the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

The Company is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site specific emergency response program to help manage these risks. The

Company hires third party consultants to help develop and manage these programs and help the Company comply with current environmental legislation.

PRINCIPAL SHAREHOLDERS

As at the date of the Circular and to the knowledge of the directors and senior officers of Rock, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Rock carrying more than 10% of the voting rights attached to any class of voting securities of Rock issued except as set forth below:

Name and Municipality of Residence	Type of Ownership	Number of Rock Shares	Percentage of Rock Shares Outstanding
Storm Energy Ltd. Calgary, Alberta	Direct	2,010,000	45.5%
Bey Family Trust Calgary, Alberta	Direct	2,000,000	45.3%

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, principal occupation for the last five years of the current directors and senior officers of Rock as well as the period continuously served as a director of each of the current directors of Rock. The term of office of each director will expire at the end of the next annual meeting of shareholders of Rock or upon earlier resignation.

Name and Municipality of Residence	Position Held	Principal Occupation During the Past Five Years
Allen J. Bey	Director, President and CEO	From January 2003 President and CEO of Rock. From January 1996 until it was sold in July 2001 President and CEO of Avid Oil and Gas Ltd (a public oil and gas company).
Stuart G. Clark	Director	From August 2002 Executive Director of Storm Energy Ltd. (a public oil and gas company). From November 1998 to November 2001 Vice President Finance and CFO of Storm Energy Inc., (a public oil and gas company), then from November 2001 to August 2002 Executive Director of Storm Energy Inc. From January 1986 to July 1998 Mr. Clark was employed in various positions of increasing responsibility the last being Executive Vice President and CFO of Pinnacle Resources Ltd. (a public oil and gas company).
Alexander C. Brown	Vice President, Exploration	From January 2003 Vice President, Exploration of Rock. From July 2001 to December 2003 Senior Geologist for Northrock Resources Ltd. (a public oil and gas company). From July 1994 to March 2001 Mr. Brown was employed in various positions of increasing responsibility at Fletcher Challenge Energy Canada (a Canadian subsidiary of a public oil and gas company) the last being Exploration & Development Asset Manage: Provost District.

Name and Municipality of Residence	Position Held	Principal Occupation During the Past Five Years
Sean E. Moore	Vice President, Production	From January 2003 Vice President, Production of Rock. From October 2001 to January 2003 Deep Plains Business Unit Manager for Vintage Petroleum Canada Inc. (the Canadian subsidiary of a public oil and gas company). From 1992 to March 2001 Mr. Moore was employed in various positions of increasing responsibility at Fletcher Challenge Energy Canada, the last being Vice President Exploration and Development until it was purchased by Apache Canada Ltd. (the Canadian subsidiary of a public oil and gas company). Mr. Moore continued on for transition purposes with Apache Canada Ltd. until June 2001 as a consulting engineer.
Peter D. Scott	Vice President, Finance and CFO	From March 2003 Vice President, Finance and CFO of Rock. From March 2000 to March 2003 Executive Vice President and CFO of Absolute Software Corporation (a public software development company). From March 1997 to March 2000 Vice President Finance and CFO of Beau Canada Exploration Ltd. (a public oil and gas company).

Notes:

(1) All of the directors are members of the Audit Committee.
(2) Rock does not have an executive committee of its Board of Directors.

As of the date hereof, the directors and officers, or their associates, of Rock, as a group, beneficially own, directly or indirectly, 2,405,000 Rock Shares or approximately 54.5% of the issued and outstanding Rock Shares. No company, while any of the above-noted individuals was a director, officer or promoter thereof, has been struck off the register of companies by the Registrar of Corporations for the Province of Alberta or other similar authority.

No director, officer, promoter or other member of management of Rock is, or within the five years prior to the date of the Information Circular – Proxy Statement has been a director, officer or promoter of any other issuer that, while that person was acting in that capacity, was:

(a) the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

(b) declared bankrupt or made a voluntary assignment in bankruptcy.

No director, officer, promoter or other member of management of Rock has, within the five years prior to the date of the Information Circular – Proxy Statement, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Within the past 10 years, none of the directors, officers or promoters of Rock has been the subject of any penalties or sanctions by a court or a securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

EXECUTIVE COMPENSATION

Rock has not yet completed its first financial year.

Compensation of Executive Officers

Executive compensation is based on salary, cash bonuses and stock options. Rock's philosophy is to pay executives market rates. As of the date hereof, each executive officer earns $102,000 per annum. This rate is expected to increase once activity levels increase. In the event that the Financing is completed executive officers will be eligible to participate in Medbroadcast's stock option plan which is to be placed before Medbroadcast shareholders for their approval at the Licencing and Financing Approval Meeting.

Compensation of Directors

Rock had no arrangements, standard or otherwise, pursuant to which directors are compensated for their services in their capacity as directors, consultants, experts, or for committee participation or special assignment by Rock or its subsidiaries. Directors are reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties as directors. In the event that the Acquisition is completed directors will be eligible to participate in Medbroadcast's stock option plan which is to be placed before Medbroadcast shareholders for their approval at the Licencing and Financing Approval Meeting.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Since the incorporation of Rock, no director, executive officer or senior officer of Rock has been indebted to Rock or any of its subsidiaries, nor has any officer or director of Rock been indebted to another entity which indebtedness is the subject of a guarantee, supporting agreement, letter of credit or other similar arrangement or understanding provided by Rock or any of its subsidiaries.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, or principal holder of Rock Shares, or any associate or affiliate of the foregoing has, or has had, any material interest in any transaction since the incorporation of Rock or any proposed transaction that has materially affected, or will materially affect, Rock or any of its affiliates, except as set forth below and elsewhere in the Information Circular – Proxy Statement.

DESCRIPTION OF SHARE CAPITAL

Rock is currently authorized to issue an unlimited number of Rock Shares having the rights, privileges, restrictions and conditions set forth below.

Rock is authorized to issue an unlimited number of Rock Shares. The holders of Rock Shares are entitled to receive notice of and to one vote per share at all meetings of shareholders of Rock, except meetings at which only holders of another specified class or series of shares of Rock are entitled to vote separately as a class or series. Subject to the prior rights of any shares ranking senior to the Rock Shares with respect to priority in the payment of dividends, the holders of Rock Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of Rock, out of monies properly applicable to the payment of dividends, in such amount and in such form as the board of directors of Rock may from time to time determine. In the event of the dissolution, liquidation or winding-up of Rock, whether voluntary or involuntary, or any other distribution of assets of Rock among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of any shares ranking senior to the Rock Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of Rock Shares shall be entitled to receive the remaining property and assets of Rock. **[revise as necessary]**

As of the date hereof, 4,415,000 Rock Shares are issued and outstanding.

WARRANTS

As of the date hereof, Rock has outstanding 445,000 common share purchase warrants, all of which have been granted to Rock's executive officers. Each warrant entitles the holder to acquire one (1) Rock Share at a price of $1.40 exercisable on or before January 31, 2004.

CAPITALIZATION

The following table sets forth the capitalization of Rock as at June 30, 2003.

	As at June 30, 2003 (audited)
Long Term Debt	$Nil
Share Capital:	
Rock Shares	$4,437,000 (4,415,000 shares)
Rock Warrants(1)	$- (445,000 warrants)

Note:

(1) Each warrant entitles the holder to acquire one Rock Share at a price of $1.40 exercisable on or before January 31, 2004.

DIVIDEND RECORD AND POLICY

Rock has not declared or paid any dividends on any shares since its incorporation, and does not foresee the declaration or payment of any dividends on the Rock Shares in the near future. Any decision to pay dividends on the Rock Shares will be made by the board of directors on the basis of Rock's earnings, financial requirements and other conditions existing at such future time and which the Rock directors consider appropriate in the circumstances.

PRIOR SALES OF SECURITIES

The only Rock Shares issued by Rock in the prior 12 months are as follows:

Date	Number of Shares	Issue Price	Reason for Issuance
November 21, 2002	100	$1.40	Initial Capitalization
December 23, 2002	1,999,900	$1.40	Acquisition of Medicine River property from Storm Energy Ltd.
January 14, 2003	2,210,000	$1.00	Acquisition of 1018260 Alberta Ltd.
March 7, 2003	150,000	$1.00	Flow-through private placement
June 11, 2003	55,000	$1.40	Exercise of Rock Warrants

The above table presents share issuances of Rock. Such presentation differs from the accounting presentation as the purchase of 1018260 Alberta Ltd. has followed the principles of reverse takeover accounting.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by Rock in the two years immediately prior to the date hereof which can reasonably be regarded as presently material are the following:

1. the Pre-Acquisition Agreement (see "Acquisition of Rock Energy Ltd. – Pre-Acquisition Agreement" in the body of the Information Circular – Proxy Statement);

2. the common purchase warrants of Rock described under "Warrants"; and

3. agreements entered into between 1018260 Alberta Ltd. or Rock and subscribers for "flow-through" shares of such companies pursuant to which 1018260 or Rock have agreed to incur and renounce to such subscribers an aggregate of $2,359,900 in Canadian Exploration Expense or Eligible Canadian Development Expense (both as defined in the *Income Tax Act* (Canada)) effective on or before December 31, 2004 ($1,110,000) or December 31, 2005 ($1,249,900). As at the date hereof, 1010826 has incurred approximately $0.3 million of such expenses and has renounced $1,100,000 of such expenses to investors.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings involving Rock or its assets as of the date of the Information Circular – Proxy Statement which management of Rock believes to be material to Rock, nor are any such proceedings known by Rock to be contemplated.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Rock are KMPG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

The Corporation is the registrar and transfer agent for the Rock Shares.

LEGAL MATTERS

Certain legal matters relating to Rock and the Acquisition have been or will be passed upon by Burnet, Duckworth & Palmer LLP., on behalf of Rock. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, did not own any Rock Shares.

SCHEDULE "D"

FINANCIAL STATEMENTS OF ROCK ENERGY LTD.

kpmg

Financial Statements of

ROCK ENERGY LTD.

For the period from incorporation on November 21, 2002
to June 30, 2003

AUDITORS' REPORT TO THE DIRECTORS

We have audited the balance sheets of Rock Energy Ltd. as at June 30, 2003 and December 31, 2002, the statements of income and retained earnings for the six months ended June 30, 2003 and the statements of cash flows for the period from incorporation on November 21, 2002 to December 31, 2002 and for the six-month period ended June 30, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2003 and December 31, 2002, the results of its operations for the six-month period ended June 30, 2003 and its cash flows for the period from incorporation on November 21, 2002 to December 31, 2002 and for the six-month period ended June 30, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada
October 31, 2003

ROCK ENERGY LTD.

Balance Sheet

As at June 30, 2003

	June 30, 2003 (audited)	December 31, 2002 (audited)
Assets		
Current assets:		
Cash	$ 2,711,935	$ 1,110,100
Accounts receivable	324,537	–
Prepaids and other deposits	61,378	–
	3,097,850	1,110,100
Property, plant and equipment	2,152,835	–
Accumulated depletion and depreciation	(112,638)	–
	2,040,197	–
	$ 5,138,047	$ 1,110,100
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 422,535	$ –
Future site restoration	13,696	–
Shareholders' equity:		
Share capital	4,437,000	1,110,100
Retained earnings	264,816	–
	4,701,816	1,110,100
	$ 5,138,047	$ 1,110,100

See accompanying notes to financial statements.

Approved by the Board:

(signed) "Allen J. Bey" Director

(signed "Stuart G. Clark" Director

ROCK ENERGY LTD.

Statement of Income and Retained Earnings

For the three-month and six-month periods ended June 30, 2003

	Three months ended June 30, 2003	Six months ended June 30, 2003
	(unaudited)	(audited)
Revenues:		
Oil and gas revenue	$ 524,146	$ 1,306,795
Royalties	(106,465)	(315,470)
Other income	12,466	23,998
	430,147	1,015,323
Expenses:		
Operating	120,865	279,436
General and administrative	175,093	321,872
Interest expense	22,865	22,865
Depletion and depreciation	54,434	112,638
Site restoration	6,315	13,696
	379,572	750,507
Net income	50,575	264,816
Retained earnings, beginning of period	214,241	–
Retained earnings, end of period	$ 264,816	$ 264,816

See accompanying notes to financial statements.

ROCK ENERGY LTD.

Statement of Cash Flows

For the three-month and six-month periods ended June 30, 2003 and for the period from incorporation on November 21, 2002 to December 31, 2002

	Three month period ended June 30, 2003	Six month period ended June 30, 2003	Period from incorporation on November 21, 2002 to December 31, 2002
	(unaudited)	(audited)	(audited)
Cash provided by (used in):			
Operating:			
Net income	$ 50,575	$ 264,816	$ –
Add: Non-cash items:			
Depletion and depreciation	54,434	112,638	–
Site restoration	6,315	13,696	–
	111,324	391,150	–
Changes in non-cash working capital	475,053	36,620	–
	586,377	427,770	–
Financing:			
Issuance of common shares	77,000	1,326,900	1,110,100
Investing:			
Acquisition of property, plant and equipment	(125,874)	(152,835)	–
Increase in cash	537,503	1,601,835	1,110,100
Cash, beginning of period	2,174,432	1,110,100	–
Cash, end of period	$ 2,711,935	$ 2,711,935	$ 1,110,100

See accompanying notes to financial statements.

ROCK ENERGY LTD.

Notes to Financial Statements

Period ended June 30, 2003

1. Significant accounting policies:

Rock Energy Ltd. ("Rock") is engaged in the acquisition, exploration, development and production of oil and gas resources in western Canada. The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(a) Joint ventures:

Rock's activities are conducted jointly with others. These financial statements reflect Rock's proportionate interest in such activities.

(b) Property, plant and equipment:

Capitalized costs:

Rock follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges directly related to exploration and development activities. Proceeds from the sale of oil and gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would change the rate of depletion and depreciation by 20% or more, in which case a gain or loss would be recorded.

Depletion and depreciation:

The capitalized costs are depleted and depreciated using the unit-of-production method based on proven petroleum and natural gas reserves before royalties, as determined by independent consulting engineers. Natural gas reserves and production are converted into equivalent units of oil and natural gas liquids based on relative energy content. Office furniture and equipment and equipment are recorded at cost and depreciated on a declining balance basis using a rate of 20%.

ROCK ENERGY LTD.

Notes to Financial Statements, page 7

Period ended June 30, 2003

Ceiling test:

The carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes, and future site restoration and abandonment costs, is compared annually to an estimate of net future cash flow from the production of proven reserves using period end prices, plus the lower of cost and estimated fair value of unproved properties, less estimated future general and administrative expenses, financing costs and income taxes.

Provisions for site restoration and abandonment:

Provisions for future site restoration and abandonment are made over the life of Rock's oil and gas properties using a unit-of-production basis. The estimate includes the cost of equipment removal and environmental clean up in accordance with current costs, anticipated methods, existing legislation and industry practice. Actual expenditures are charged against this liability as incurred.

(c) Income taxes:

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value amount on the balance sheet are used to calculate future income tax assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(d) Flow-through shares:

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deduction when the expenses are incurred.

(e) Stock-based compensation:

Rock accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, using the fair value based method. No compensation cost is recorded for all other stock based employee compensation awards. Rock discloses the pro forma effect of accounting for these awards using the fair value based method.

Under the fair value based method, stock based payments to non employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non employees is periodically re-measured until counter party performance is complete, and any change therein is recognized over the period and in the

same manner as if the company that paid cash instead of paying with equity. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation costs attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity, is measured at fair value at the grant date and recognized over the vesting period. Compensation costs attributable awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date results in a change in the measure of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro rated basis over the vesting period.

(f) Measurement uncertainty:

The amounts recorded for depletion and depreciation of capital assets, the provision for future site restoration and abandonment costs and the amounts used for ceiling test calculations are based on estimates of reserves and future costs. Rock's reserve estimates are reviewed annually by an independent engineering firm. These estimates of reserves and related future cash flows are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

2. Acquisition of 1018260 Alberta Ltd.:

In January 2003 Rock acquired all of the issued and outstanding shares of 1018260 Alberta Ltd., an Alberta private oil and gas company, by issuing common shares. Following the transaction, the former shareholders of 1018260 Alberta Ltd. held approximately 52% of the issued and outstanding shares of Rock. As a result, 1018260 has been identified as the acquirer.

Application of reverse takeover accounting results in the following:

(i) The Rock financial statements are a combination of the financial position of 1018260 Alberta Ltd. at historical cost and Rock at fair value.

(ii) The shareholders' equity is presented as a continuation of 1018260 Alberta Ltd.; however, the capital structure of the consolidated entity is that of Rock.

(iii) The cost of the purchase of $2,000,000 was based on the fair value of the equity interest in Rock deemed to have been paid by 1018260 Alberta Ltd. to the third party shareholders of Rock. The amount assigned to property, plant and equipment, being all of the assets of Rock, was $2,000,000.

Following the acquisition, an amalgamation of Rock and 1018260 Alberta Ltd. was approved by the shareholders. On amalgamation, one common share of 1018260 Alberta Ltd. was

ROCK ENERGY LTD.

Notes to Financial Statements, page 9

Period ended June 30, 2003

exchanged for one common share of Rock. The amalgamation has been accounted for using the continuity of interests method. Under this method, the assets and liabilities and equity have been recorded at historical carrying values.

ROCK ENERGY LTD.

Notes to Financial Statements, page 10

Period ended June 30, 2003

3. Property, plant and equipment:

	June 30, 2003
Petroleum and natural gas properties	$ 2,087,957
Other assets	64,878
	2,152,835
Accumulated depletion and depreciation	(112,638)
Net book value	$ 2,040,197

To date no administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

At June 30, 2003 Rock is committed to spend $2.3 million on drilling and exploration activities before December 31, 2004 in order to satisfy its flow through share commitments.

4. Share capital:

(a) Authorized:

Unlimited number of voting common shares, no stated par value.

(b) Common shares issued:

	Number	Amount
Rock: balance at January 1, 2003	2,000,000	$ 2,800,000
Adjustment on accounting for acquisition by 1018260 Alberta Ltd. (note 2)	–	(800,000)
Issued on acquisition	2,210,000	2,210,000
Flow through issue	150,000	150,000
Exercise of warrants	55,000	77,000
Balance, June 30, 2003	4,415,000	$ 4,437,000

At June 30, 2003 Rock's legal share capital exceeded its stated share capital by $800,000 as a result of the reverse takeover accounting treatment applied to the transaction with 1018260 Alberta Ltd.

ROCK ENERGY LTD.

Notes to Financial Statements, page 11

Period ended June 30, 2003

(c) Common share warrants:

	Number
Issued	500,000
Exercised	(55,000)
Balance, June 30, 2003	445,000

On March 7, 2003, 500,000 warrants to purchase 500,000 common shares were issued to four officers of Rock. The warrants have an exercise price of $1.40 per common share and expire on January 31, 2004.

No compensation cost was recorded in the statement of income for the warrants issued to the officers. Had compensation costs been determined using the fair value method at the grant date, Rock's net income would have been reduced by $47,000. The compensation cost was calculated using Black-Scholes option pricing model assuming a risk free interest rate of 4%, a dividend yield of 0%, an expected volatility of 30% and expected life of the warrants of six months.

5. Income taxes:

The provision for income taxes in the statement of income varies from the amount that would be computed by applying the expected tax rate to earnings, before income taxes. The expected tax rate used was 40.62%. The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	Six months ended June 30, 2003
Net income before taxes	$ 264,816
Statutory income tax rate	40.62%
Expected income taxes	$ 107,569
Add (deduct):	
Non-deductible crown charges	47,412
Resource allowance	(39,954)
Recognition of previously unrecorded tax benefits	(115,027)
Provision for income taxes	$ –

ROCK ENERGY LTD.

Notes to Financial Statements, page 12

Period ended June 30, 2003

The tax effects of temporary differences that give rise to significant portions of the future tax assets at June 30, 2003 are presented below:

	June 30, 2003
Property, plant and equipment	$ (267,808)
Site restoration and abandonment	(4,810)
Calculated future income taxes (asset)	(272,618)
Less valuation allowance	272,618
Future income taxes	$ –

At June 30, 2003 Rock has future tax deductions of approximately $2.8 million available for deduction against future taxable income.

6. **Financial instruments:**

Rock's financial instruments that are included in the balance sheet are comprised of cash, accounts receivable and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying amount due to the short-term maturity of the instruments.

7. **Credit risk:**

A substantial portion of Rock's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

8. **Related party transactions**

Prior to the acquisition of 1018260 Alberta Ltd. (see Note 2), Rock Energy Ltd. acquired assets from its then parent, Storm Energy Ltd. ("Storm") for common shares. Following the transaction, Storm held 48% of the issued and outstanding common shares of Rock. At June 30, 2003, Storm holds 46% of the issued and outstanding common shares of Rock; the remaining 54% are held by Rock's management team and their associates. One of Rock's directors is also a director of Storm Energy Ltd.

ROCK ENERGY LTD.

Notes to Financial Statements, page 13

Period ended June 30, 2003

9. Subsequent event:

On October 31, 2003 Rock entered into an agreement with Medbroadcast Corporation ("Medbroadcast") (a Canadian public corporation) whereby Medbroadcast will acquire all the issued and outstanding common shares of Rock by issuing 105,606,800 common shares to the shareholders of Rock. In addition the warrants outstanding in Rock will be converted into 10,644,400 warrants of Medbroadcast entitling the holders to purchase a Medbroadcast common share on or before January 31, 2004 at a price of $0.0585 per common share. The transaction is subject to approval by the shareholders of both companies.

SCHEDULE "E"

FINANCIAL STATEMENTS OF PROPERTIES OF ROCK ENERGY LTD.

kpmg

Schedule of Revenue and Expenses for the

MEDICINE RIVER PROPERTY

Acquired from Storm Energy Ltd.

Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT

To the board of directors of Rock Energy Ltd.

At the request of Rock Energy Ltd., we have audited the schedule of revenue and expenses for the property referred to in the petroleum, natural gas and general rights conveyance agreement dated December 23, 2002 between Rock Energy Ltd. and Storm Energy Ltd. (the "Medicine River Property") for each of the years in the three year period ended December 31, 2002. This financial information is the responsibility of Rock Energy Ltd. Our responsibility is to express an opinion on this financial information based on our audits

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Medicine River Property for each of the years in the three year period ended December 31, 2002.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
June 27, 2003

MEDICINE RIVER PROPERTY

Schedule of Revenue and Expenses for the Medicine River Property

	Years ended December 31,		
	2002	2001	2000
Revenue	$ 1,830,361	$ 2,340,677	$ 2,230,276
Royalties	548,527	601,418	524,342
	1,281,834	1,739,259	1,705,934
Operating costs	536,732	554,379	397,415
Operating income	$ 745,102	$ 1,184,880	$ 1,308,519

See accompanying notes to schedule of revenue and expenses for the Medicine River Property.

MEDICINE RIVER PROPERTY

Notes to Schedule of Revenue and Expenses for the Medicine River Property
Years ended December 31, 2002, 2001 and 2000

1. **Basis of presentation:**

   On December 23, 2002 Rock Energy Ltd. entered into a petroleum, natural gas and general rights conveyance agreement to acquire a property from Storm Energy Ltd. (the Medicine River Property).

   The schedule of revenue and expenses for the Medicine River Property includes the operations of the property by Storm Energy Ltd.

   The schedule of revenue and expenses for the Medicine River Property includes only amounts applicable to the working interest of Storm Energy Ltd. in the property.

   The schedule of revenue and expenses for the Medicine River Property does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the property as these amounts are based on the consolidated operations of Storm Energy Ltd., of which the property formed only a part.

2. **Significant accounting policies:**

   (a) Revenue:

   Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

   (b) Royalties:

   Royalties are recorded at the time the product is produced and sold.

   (c) Operating expenses:

   Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the property.

SCHEDULE "F"

INFORMATION RESPECTING MEDBROADCAST CORPORATION

MEDBROADCAST CORPORATION

General

Medbroadcast Corporation (the "Corporation", the "Company" or "Medbroadcast") was incorporated pursuant to the *Company Act* (British Columbia) on February 15, 1988 under the name "Prime Equities Inc.". On October 25, 1991, the Corporation's Memorandum was amended to change the name of the Corporation to "Prime Equities International Corporation", to consolidate its Common shares on a ten-for-one basis, and to increase the authorized capital back up to 700,000,000 shares divided into 400,000,000 Common shares without par value and 300,000,000 Preference shares without par value. On August 11, 1998, the Corporation's Memorandum was amended to change the name of the Corporation to "medEra Life Science Corporation". On January 4, 2000, the Corporation continued (the "Continuation") into the federal jurisdiction of Canada pursuant to the *Canada Business Corporations Act*. Concurrent with the Continuation, the Corporation changed its name to "Medbroadcast Corporation" and revised its authorized capital to consist of an unlimited number of common shares and 300,000,000 preference shares. In conjunction with the Continuation, the Corporation adopted By-laws in place of the Articles.

Medbroadcast's head office is located at 303 – 343 Railway Street, Vancouver, BC, V6A 1A4 and its registered office is located at 1100 – 888 Dunsmuir Street, Vancouver, BC, V6C 3K4.

Medbroadcast currently has no employees, instead utilizing the services of professionals, as required from time to time, on a contract or consulting basis.

Development of the Business -Three Year History

The Corporation has been involved in the businesses of developing and distributing online medical and health information via its website www.medbroadcast.com and in investigating and developing additional complementary business opportunities within the health field. The historical operations of the Corporation which relate to providing administrative, exploration and other management and consulting services to various resource companies including companies in which it may have an equity interest have been discontinued.

During the year ended 2001, the Corporation continued the development and operation of its medical information website, medbroadcast.com. The Company completed equity financings during the fiscal year for cash proceeds totalling $5,386,451 and also issued shares for advertising services totalling $4,980,572. These included investment received from CanWest Global Communictions Corp. ("Global") totalling $10 million ($5.0 million in cash and $5.0 million in advertising services) and other financings totalling $529,580. Medbroadcast was a co-applicant with Global in an application to establish a new, digital specialty health television broadcast service, which was denied by the CRTC on November 24, 2000. CyberActive Technology continued development activities funded by the Corporation. The Company discontinued its HealthMart.ca in November of 2000 due to low utilization. There were no material exploration activities during the year and the Company continued its plan of divesting of its investment holdings in junior resource companies. The financial results for the year ended March 31, 2001 included revenues of $238,629 and an operating loss of $8,726,391. Development expenses for medbroadcast.com contributed to the loss.

During the year ended 2002, the Corporation continued the development and operation of medbroadcast.com. The Company completed equity financings during the fiscal year for gross proceeds of $500,000. Medbroadcast began to leverage its investment in the website with revenues of $250,360 generated from the sale of advertising, sponsored content and related services. Subsequent to year-end, Medbroadcast transferred its CyberPatient Technology license to UBC and Dr. Karim Qayumi, retaining an interest in the resulting company, thereby relieving itself of any funding obligations. The financial results for the year ended March 31, 2002 included revenues of $250,360 and an operating loss of $4,113,625. The use of advertising credits contributed over $2.5 million to the loss.

In 2003 the Corporation continued to improve its financial performance by reducing annual expenses from $4.5 million in 2002 to $766,405 in 2003 and by increasing revenue from $250,360 in 2002 to $272,216 in 2003 resulting in an operating loss of less than $500,000 compared to over $4.2 million in 2002. Despite this, and as announced in

the Corporation's 2002 AGM material, the Corporation's primary focus for 2003 has been the identification, investigation and combination with an enterprise which will enhance the long term prospects for shareholder return.

Corporate Strategy

The board has determined that the website and associated activities do not constitute a viable operating business for the Corporation and that no significant shareholder return will be realized by continuing existing business. Year over year the website had consumed resources far in excess of any that it produced. Management was instructed to undertake an active search to identify a target enterprise for a combination, merger or reverse takeover to enhance the long term prospects for shareholder value.

Intercorporate Relationships

The status of Medbroadcast's wholly-owned subsidiaries, all of which are currently inactive, are as follows:

Prime Explorations (Nevada) Inc. – current management does not have record of the formation of this subsidiary.

Allcorp Management Inc. - allowed to lapse.

CyberActive Technology Ltd. – in good standing, held last AGM in 2002.

Lost Lake Exploration, Camp Ltd, Encore Ventures Ltd. - allowed to lapse, no annual returns filed for 2002 and 2003.

691675 Alberta Ltd. – allowed to lapse and has been struck.

BUSINESS

General

The Corporation's present primary business activities are: (i) developing and distributing health and medical information on the Internet; and (ii) evaluating and developing additional business opportunities in the health field including the further syndication and exploitation of Medbroadcast branded medical content in multiple media channels including television, print and online channels.

www.medbroadcast.com

The Corporation has developed an online health information website called "medbroadcast.com" using webcasting and archived streaming video as its primary means of providing content. The site consists of a number of "channels", each representing a different medical topic. The site delivers over 15,000 pages of medical content, much of it originally developed for medbroadcast.com by the Corporation's network of physician content providers. The central philosophy of medbroadcast.com is patient empowerment through the provision of credible, unbiased information. medbroadcast.com aims to provide the user with information that is needed to take an active role in discussions and decisions regarding their illness and, in so doing, return to them some control and comfort that they would otherwise have lost to their illness. Traffic to medbroadcast.com has grown steadily since its launch in August 1999. In 2002 and 2003 monthly page views ranged from 1M to 2M page views per month.

Market Opportunity

The Internet is the fastest growing mass medium in history. It is projected to grow from 90 million users in 1999 to an estimated 320 million users by 2001. Revenues increased from US$43 billion in 1998 to US$400 billion in 2001 and US$1.3 trillion by 2003.

For the millions of individuals aged 35 to 55, the task of dealing with their own health, and the health of their children and aging parents is being made simpler by the Internet. The Internet breaks traditional barriers to access to

the highly fragmented health care industry. Thirty million Internet surfers searched the Internet for medically related information in 2000, double that of the previous year[1].

To address the needs of this market, Medbroadcast Corporation created medbroadcast.com, a health information site for consumers. medbroadcast.com provides:

(a) credible, relevant consumer-oriented medical information;

(b) a strong, supportive online community of users that provides support and ideas to one-another and develops site loyalty; and

(c) a safe and supportive environment for women.

medbroadcast.com's Competitive Advantages

The majority of consumer medical sites are text-based, superficial, and blur the boundaries between mainstream medicine and alternative notions. Medbroadcast Corporation distinguishes itself by using state-of-the-art streaming video as its primary means of providing original and compelling content, by being an in-depth personal resource, and by being highly credible. medbroadcast.com was conceived and created by physicians with decades of experience in patient education, and is managed by business experts.

medbroadcast.com was conceived as an online medical broadcasting station. It is organized into channels, each representing a different medical topic or life stage. medbroadcast.com uses state-of-the-art multimedia and Web technology to provide leading-edge graphics, video on demand, audio, animations and interactive features. In management's view, video and motion graphics provide a much more effective learning environment for adults than do text-only materials. Particularly in areas in which patient testimonials are employed, the emotional impact that video can deliver will create a compelling learning environment for users. By using these more advanced capabilities of the Web, branding and market recognition of medbroadcast.com are enhanced. Medbroadcast Corporation is positioned to capture the increasingly large segment of the market that connects to the Internet at high-speed rates.

Principal competitors of medbroadcast.com include Healtheon/WebMD Corporation (Nasdaq: HLTH), MediResource and Health Canada. While there currently exist many Internet based sites which offer selected medical products and information, there is no single, Canadian, well-established, comprehensive site offering this type of credible, focused, broadcast information for the lay consumer. Some are directed at the professional community. Most sites generate revenues from subscription fees for access to the site or advertising/sponsorship fees. medbroadcast.com's customization features ensure that advertising is directed specifically at target audiences and that audiences see only the most relevant advertising. Examples of other websites providing medical content and soliciting advertising/sponsors include:

healtheon/WebMD/onhealth.com - WebMD provides a wide range of health and wellness information for the consumer including detailed content on a number of health-related topics and conditions and local health related news and information. This company has a number of distribution and content partnerships. Revenues consist of advertising, content licensing, e-commerce and other service fees.

americasdoctor.com – Founded by physicians in 1994, AmericasDoctor provides pharmaceutical and biotech companies and contract research organizations an exclusive source for conducting phase II-IV clinical research. By integrating a leading, private-practice physician network, comprehensive site management and a solid patient recruitment program, AmericasDoctor provides a broad range of services fundamental to executing sound clinical trials expeditiously and economically.

---

[1] CyberDialogue Inc.. "The Health Care Industry in Transition", 2000

The rapid growth of the Internet as an information medium and the continuing quest by consumers for medically-related information virtually guarantees the development of additional competition.

The medbroadcast.com Site

medbroadcast.com provides relevant, comprehensive information on a variety of health and life stage topics in an interactive, integrated, one-stop environment for consumers. Medbroadcast Corporation recognizes four types of users of its site and has created an environment that serves the needs of each:

(a) the novice medical information seeker (requires clear and simple navigation systems in a friendly environment);

(b) the motivated patient (looking for in-depth resources);

(c) the health-conscious individual (wants preventive information and risk-assessment tools); and

(d) the support-seeker (a safe community of like-minded users for support and suggestions).

Each channel on medbroadcast.com has its own home page, which consolidates and makes readily accessible all related information features and in-depth resources, health management tools, community opportunities and e-commerce opportunities. This integration supports a variety of tasks by all types of users. Some of the elements of the integration include:

- thousands of pages of original content, much of it made especially for medbroadcast.com by Canadian physicians;
- links to encyclopedia database for general information on all topics, to Medline for in-depth information for the motivated user, and to other major organizations and information sources for supplementary information;
- Broadcast Library - one of the largest collections of health-related videos and animations on the Internet;
- My Health Record – a password-protected personal medical record created and maintained by users to help them track and manage key health and medical information and indicators. Private and secure with access anytime from anywhere;
- Drug database – a comprehensive pharmaceutical resource providing information on prescription and non-prescription medications.
- news – current (daily) health care industry and topic-related news;
- support groups – 7,500 support groups networked to the site with unique mapping capability allowing user to identify group by topic then to drill down through province and city/town to street address and location;
- newsletter – text format to subscribers with relevant current health information and site updates; and
- interactive health management tools – an assortment of health management and assessment tools integrated into relevant content areas.

Technical Environment

On March 10, 1999, Medbroadcast Corporation and Ericsson Communications Inc. ("Ericsson") announced the formation of a strategic alliance to develop medbroadcast.com. As part of the alliance, Ericsson provided the technical project design and management, overall site architecture, advertising module development, e-commerce, pharmaceutical and content engines, as well as strategies for scalability, storage and delivery, and systems for

international live event transmission. medbroadcast.com is built on a robust and scalable Unix-based, Sun Microsystems, Oracle Database-driven platform that incorporates 34 software applications. The site is capable of handling high-bandwidth content and dealing with massive traffic demands. Downtime failure is secured by mission critical redundancies through paired servers. medbroadcast.com advertising programs are supported by the NetGravity software package that provides extensive management and reporting capabilities.

Stage of Development

The medbroadcast.com website went live on August 12, 1999 and is frequently updated as news, information and other new content are made available on the site. By May 2001, page views reached over 2 million per month. In July 2001 mdbroadcast.com was nominated for a Webby award in the health category.

New Opportunities for Medbroadcast Corporation

The Corporation has evaluated and reviewed a number of new business opportunities that include the provision of internet-delivered services and information to participants in the Canadian healthcare industry in addition to patients including; physicians, pharmaceutical and medical supply companies, laboratories and clinics, insurance providers, payors and government. In addition the Company is focused on the further syndication and distribution of its branded medbroadcast content on additional distribution channel in print, television, radio and online formats. Finally, the Company is continuing its efforts in identifying and evaluating other additional business opportunities with a view to enhancing shareholder value.

Private Placement

During 2002 the Company issued 3,125,000 units for gross proceeds of $500,000. Pursuant to a letter agreement dated August 31, 2001 with Global and Peter Allard ("Allard"). Global and Allard each invested $250,000 for 3,125,000 units of the Company. Each unit consists of one common share at $0.16 and a two-year warrant to purchase an additional share at $0.19 per share. Additionally, Global will provide the Company with advertising credits totaling $1,000,000 over two years to be used on 'Global media properties in addition to the $530,000 unused credits remaining under a prior agreement, sell advertising for the Company and purchase content and services to a guaranteed minimum amount of $450,000 over a year and provide certain management services to the Company. The agreement between the Company and Global dated July 17, 2000 whereby the Corporation issued 3,333,334 units, at a price of $3.00 per unit, for proceeds of $10,000,000, and warrants to purchase additional common shares of the Corporation at prices ranging from $4.00 to $5.00 per share, was terminated.

CyberPatient

CyberActive, a subsidiary of the Corporation, developed its first product, CyberPatient, a computer program which is an application software program development engine. The product being developed is intended to be an interactive netcentric software engine with the potential of manifesting 1,600 disease states through a "virtual" patient. This software assists in medical education by providing health care students, workers and practitioners with the case studies of actual patients whose complete medical scenarios have been digitized into disease specific interactive diagnostic training sequences or modules. With this program, the user is capable of talking with the patient, physically examining the patient, performing necessary laboratory tests and treating the patient with medication, non-invasive or invasive procedures and/or surgery. CyberPatient has three unique features that enable it to be used as an interactive educational tool: (i) a "virtual" professor providing immediate feedback; (ii) tracking of the responses of the user; and (iii) tracking of costs incurred from laboratory and treatment options. The content of CyberPatient is being prepared by specialists in each field and is peer-reviewed. In addition, the peer-review process and the quality of the product are being monitored by a Scientific Advisory Board. CyberActive intends to release CyberPatient as a series of internet-delivered educational modules that focus on different disease areas and are intended to be used by medical students for home study, by medical educators for teaching and examination purposes and by health care professionals for continuing education. CyberActive has completed development of an alpha version module for one disease.

Transfer of Cyberpatient Technology License

Under a license agreement dated June 1, 1997 with UBC, CyberActive held the right to develop interactive medical software. Pursuant to the terms of an assignment of License Agreement dated July 23, 2002, CyberActive assigned its license to IMC Interactive Medical Curriculum Inc. ('IMC"), a company controlled by Dr. Qayumi, in consideration for 750,000 shares of IMC. UBC consented to the assignment. Pursuant to terms of the Amended and Restated Agreement, UBC is entitled to a royalty of 6% of gross revenues from IMC to a total of $2,000,000. UBC, CyberActive and the Corporation have agreed to a Royalty Sharing Agreement whereby UBC will pay to the Corporation 50% of royalties received from IMC to a total of $1,000,000. Additionally, the Corporation is relieved of any obligations to further finance the development and commercialization of the CyberActive technology.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information with respect to periods indicated below which has been derived from and should be read in conjunction with the financial statements of Medbroadcast and related notes contained in Schedule G to the Information Circular – Proxy Statement.

Annual and Quarterly Financial Information

The following is a summary of selected financial information of Medbroadcast for the periods indicated.

	2003		2002				2001		
	Quarter Ending June 30	Quarter Ending March 31	Quarter Ending Dec. 31	Quarter Ending Sept. 30	Quarter Ending June 30	Quarter Ending March 31	Quarter Ending Dec. 31	Quarter Ending Sept. 30	Quarter Ending June 30
Total Revenue	$ 182	$ 3,786	$ 48,615	$ 107,847	$ 111,968	$134,342	$ 97,346	$ 15,746	$ 2,926
Net Loss	$(76,800)	$(258,371)	$(110,231)	$(111,005)	$(115,979)	$(430,686)	$(247,269)	$(1,128,168)	$(2,307,502)
Loss Per Share – basic and diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.06)	$ (0.14)

	Year ending March 31, 2003	Year ending March 31, 2002	Year ending March 31, 2001
Total Revenue	$272,216	$250,360	$238,629
Net Loss	$ (595,586)	$ (4,113,625)	$ (9,452,519)
Loss per share basic and diluted	$ (0.03)	$ (0.21)	$ (0.56)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the financial condition, changes in financial condition and results of operations should be read in conjunction with the Corporation's consolidated financial statements contained in Schedule "G" to this Information Circular –Proxy Statement, and the Management Discussion and Analysis, which is included in the Corporation's Report to Shareholders for the fiscal period ended March 31, 2003 and June 30 2003, which is

incorporated herein by reference, and may be found under the Corporation's profile at *http://www.sedar.com/*. The financial information presented herein was prepared in accordance with generally accepted accounting principles in Canada

For the three months ended June 30, 2003, the Company incurred operating expenses totalling $76,982 as compared to $227,947 for the three months ending June 30, 2002. The most significant operating expenses during the current period were for professional fees of $21,824 compared to $89,362 during the same period of 2002. Also, operating expenses for the quarter ended June 30, 2003 included a $30,000 write-down of the carrying value of fixed assets to their net realizable value based on the license agreement with Virtual Learning Inc. All other operating expenses were lower in the current period as a result of a reduction in the workforce, termination of external service agreements and a general reduction in operating expenses.

No investments were disposed during the three months ended June 30, 2003 as the Company disposed the majority of its investments in the year ended March 31, 2003. Net loss for the quarter ended June 30, 2003 was $76,800 as compared to $115,979 for the quarter ended June 30, 2002. As at June 30, 2003, the Company had cash and short-term investments totalling $64,704 as compared with $101,413 on March 31, 2003. The Company had no financing activities during the current quarter and none in the comparative quarter in 2002. The Company had no investing activities for the period ended June 30, 2003 and 2002.

For the year ending March 31, 2003 Medbroadcast had revenues totalling $272,216 compared to $250,360 for the same period the previous year. The Company's revenues for the year were earned primarily from Global under an agreement that concluded in October 2002.

The Company incurred operating expenses totalling $766,405 for the year ended March 31, 2003 as compared to $4,474,313 for the year ended March 31, 2002. The most significant operating expenses during the year were for professional and consulting fees of $271,935 in the current year compared to $356,236 in 2002. Advertising expenses were reduced significantly to $26,375 in 2003 from $2,425,109 in the prior year. These advertising expenses relate to the Company's use of its advertising credits under agreements with Global; in management's opinion, the carrying value of its unexpended advertising credits of $457,334 is recoverable. All other operating expenses were lower in the current period as a result of a reduction in the workforce, termination of external service agreements and a general reduction in operating expenses.

During 2003, the Company recorded a loss on disposal plus write-down of fixed assets of $101,397 that reduced the carrying value of its fixed assets to its estimated fair value of $180,000. Loss on disposal of fixed assets in 2002 was $2,422. No investments were disposed during 2003 as the Company disposed the majority of its investments in the year ended Mach 31, 2002 and realized a net gain of $155,411.

Net loss for the year ended March 31, 2003 was $595,586 as compared to $4,113,625 for the year ended March 31, 2002, resulting in a loss of $0.03 per share (2002- ($0.21)). As at March 31, 2003, the Company had cash totalling $101,412 as compared with $322,616 on March 31, 2002.

The Company had no financing activities during the fiscal year ended 2003. In the prior year the Company's financing activities included the receipt of three loans in the amounts of $1,000,000, $600,000 and $200,000. Two loans amounting to $1,600,000 were repaid. The remaining $200,000 loan is payable to a shareholder, is due on demand and bears interest at 12% per annum.

For the year ending March 31, 2002 Medbroadcast had revenues totalling $250,360 compared to $238,629 for the same period the previous year. The Company incurred operating expenses totalling $4,474,313 for the year ending March 31, 2002 as compared to $8,965,020 for the year ending March 31, 2001. The most significant operating expense during the year were advertising costs of $2,425,109 compared with $4,264,063 in the previous year. The application of prepaid Global television advertising credits accounted for all of these costs during both periods. All other operating expenses were substantially lower in the current period as a result of a reduction in the workforce, termination of external service agreements and a general reduction in operating expenses.

The Company realized a net gain of $155,411 through the disposal of the majority of its investments in the year ended March 31, 2002. Net loss for the year ended March 31, 2002 was $4,113,625 as compared to $9,452,519 for the period ended March 31, 2001. As at March 31, 2002 the Company had cash and short term investments totaling $322,616 as compared with $449,043 on March 31, 2003.

During the year ended March 31, 2002, the Company issued 3,125,000 units at a price of $0.16 per unit for net proceeds of $441,981. Each unit consisted of one common share and a warrant to purchase an additional share at a price of $0.19 expiring two years from the date of issue of the warrant. During the year 2001, the Company issued 3,333,333 units for net proceeds of $9,837,433.

The Company's investing activities for the period ended March 31, 2002 consisted of the disposition for fixed assets in the amount of $20,424 compared to the acquisition of assets amounting to $59,710 in 2001. The Company received proceeds of $437,604 (2001-$251,607) on the disposition of investments.

PRINCIPAL SHAREHOLDERS

As at the date of the Circular and to the knowledge of the directors and senior officers of Medbroadcast, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Medbroadcast carrying more than 10% of the voting rights attached to any class of voting securities of Medbroadcast issued except as set forth below:

Name and Municipality of Residence	Type of Ownership	Number of Medbroadcast Shares	Percentage of Medbroadcast Shares Outstanding
Peter A. Allard Christchurch, Barbados, B.W.I.	Direct	4,963,558	23.4%
CanWest Global Communications Ltd. Winnipeg, Manitoba	Direct	4,895,833	23.1%

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, principal occupation for the last five years of the current directors and senior officers of Medbroadcast as well as the period continuously served as a director of each of the current directors of Medbroadcast. The term of office of each director will expire at the end of the next annual meeting of shareholders of Medbroadcast or upon earlier resignation.

Name and Municipality of Residence	Position Held	Principal Occupation During the Past Five Years
Leanne Bate West Vancouver	Director, Interim President, C.E.O. and C.F.O.	President, iN[8] consulting, 2000 to present Director, Strategic Accounts, Rogers Communications, 1998-2000
Allen Bey Calgary, Alberta	Director	January 2003 to present, President and CEO of Rock. January 1996 until it was sold in July 2001, President and CEO of Avid Oil and Gas Ltd.
Robert King Vancouver	Director	President, King Pacific Capital, 1994 to present
Hagen Kennecke Vancouver	Director	Medical Oncologist, BC Cancer Agency, 2003 to present Internist, Providence Health Care, 2000 to 2003 Resident, Internal Medicine, Legacy HealthCare System, 1998 -2000

Notes:

(1) All of the directors are members of the Audit Committee.
(2) Medbroadcast does not have an executive committee of its Board of Directors.

As of the date hereof, the directors and officers of Medbroadcast, as a group, beneficially own, directly or indirectly, 29,000 Medbroadcast Shares or approximately 1.4% of the issued and outstanding Medbroadcast Shares. No company, while any of the above-noted individuals was a director, officer or promoter thereof, has been struck off the register of companies by the Registrar of Corporations for the Province of Alberta or other similar authority.

No director, officer, promoter or other member of management of Medbroadcast is, or within the five years prior to the date of the Circular has been a director, officer or promoter of any other issuer that, while that person was acting in that capacity, was

(a) the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

(b) declared bankrupt or made a voluntary assignment in bankruptcy.

No director, officer, promoter or other member of management of Medbroadcast has, within the five years prior to the date of the Information Circular – Proxy Statement, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Within the past 10 years, none of the directors, officers or promoters of Medbroadcast has been the subject of any penalties or sanctions by a court or a securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

EXECUTIVE COMPENSATION

Executive Officers

For purposes of this information circular, "executive officer" of the Company means an individual who at any time during the financial year ended March 31, 2003 was the Chair or a Vice-Chair of the Company where the person performed the functions of such office on a full-time basis; the President; any Vice-President in charge of a principal business unit such as sales, finance or production; any officer of the Company or of a subsidiary of the Company who performed a policy-making function in respect of the Company.

As at March 31, 2003, the Company had one Executive Officer, being Leanne Bate. Michael E. Pezim, MD, was an Executive Officer of the Company until July 16, 2001 when he resigned as a director, President and Chief Executive Officer of the Company. Nicola Sutton was an Executive Officer until December 6, 2001 when she resigned as Secretary and Chief Operating Officer. Riaz Rawji was employed by the Company as its Chief Technical Officer from February 14, 2000 to May 24, 2001.

Summary Compensation Table

The following table contains a summary of the compensation paid to Executive Officers during the three most recently completed financial years. For this purpose, an "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of the office on a full-time basis.

Name and Principal Position	Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options / SARs[1] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[2] Payouts ($)	
Leanne Bate Interim President, CEO, CFO and Secretary	2003/03/31 2002/03/31 2001/03/31	$73,224 $68,300 N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Michael E. Pezim MD President, CEO, Chairman [3]	2002/03/31 2001/03/31	$57,692 $250,000	Nil Nil	$24,610[4] $30,552[5]	Nil 80,000	Nil Nil	Nil Nil	Nil Nil
Nicola Sutton COO, Secretary [7]	2003/03/31 2002/03/31 2001/03/31	Nil $66,938 $110,000	Nil Nil $8,340	Nil $7,205[8] $3,000 [9]	Nil Nil 125,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Riaz Rawji Chief Technical Officer [10]	Nil 2002/03/31 2001/03/31	Nil Nil $111,250	Nil Nil Nil	Nil Nil Nil	Nil Nil 15,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "LTIP" or "long term incentive plan" means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) From July 9, 1996 to July 16, 2001.

(4) This amount includes vacation paid in lieu of time in the amount of $15,610 and consulting fees paid in the amount of $9,000.

(5) This amount includes director's fees in the amount of $3,000 and an interest benefit of $27,552.

(6) This amount includes vacation paid in lieu of time taken in the amount of $14,423, director's fees in the amount of $12,000 and an interest benefit of $2,657.

(7) From March 30, 1999 to December 6, 2001. Ms. Sutton resigned as Chief Operating Officer on December 2, 2001.

(8) This amount is for vacation paid in lieu of time.

(9) This amount is for director's fees in the amount of $3,000.

(10) From February 14, 2000 to May 24, 2001.

Options and Stock Appreciation Rights

There were no incentive stock options or stock appreciation rights granted to Executive Officers or any of the Company's directors during the Company's most recently completed financial year.

There were no incentive stock options or stock appreciation rights exercised by any Executive Officer or director of the Company during the Company's most recently completed financial year and no stock options or stock appreciation rights were held by any of the Company's Executive Officers or directors at year-end.

Option and SAR Repricings

During the most recently completed financial year, no incentive stock options or stock appreciation rights held by any of the Company's Executive Officers or directors were repriced downward.

Long-Term Incentive Plans

The Company does not have any long-term incentive plans, pension or retirement plans, bonus, profit sharing or other plan of remuneration, contract or understanding in which any directors or officers of the Company is to participate.

Termination of Employment and Employment Contracts

The Company currently has no plan or arrangement whereby any Executive Officer or director may be compensated in the event of that officer's or director's resignation, retirement or other termination of employment or directorship in the Company, or in the event of a change of control of the Company or a subsidiary or a change in the Executive Officer's or director's responsibilities following such a change of control.

Compensation of Executive Officers

The board of directors appointed Leanne Bate as its interim President, Chief Executive Officer and Chief Financial Officer on July 16, 2001. The Corporation pays Ms Bate a consulting fee based on time expended at a rate of $80.00 per hour.

Compensation of Directors

Medbroadcast has no arrangements, standard or otherwise, pursuant to which directors are compensated for their services in their capacity as directors, other than the granting from time to time of incentive stock options in accordance to the policies of the TSX Venture Exchange. During the financial year ended March 31, 2003, the Corporation paid no directors fees nor granted any stock options to Directors of Medbroadcast.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Other than routine indebtedness, no director or officer of the Corporation, or any associate or affiliate of any such director, officer is or has been indebted to the Corporation or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Corporation or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Corporation.

Other than routine indebtedness, the aggregate indebtedness to the Corporation and any of its subsidiaries, and to any other entity that was provided a guarantee or similar arrangement by the Corporation or any of its subsidiaries in connection with the indebtedness, of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries as of March 31, 2003 was Nil.

STOCK OPTION PLAN

The Corporation's current stock option plan (the "Stock Option Plan") was approved by the shareholders at the Corporation's Annual and General Meeting held on August 21, 2000. The only persons eligible to be granted options under the Stock Option Plan are directors, senior officers, employees and consultants of the Corporation or its affiliates. Stock options may be granted to purchase up to a maximum of 3,050,000 common shares of the Corporation, and the maximum number of shares optioned to any one optionee shall not exceed 5% of the outstanding shares of the Corporation.

There are no options currently outstanding under the Corporation's Stock Option Plan.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no insider of the Corporation and no associate or affiliate of any such insider has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's last completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Loan

Peter A. Allard, of Seaview, Chancery Lane, Christ Church, Barbados, B.W.I., who is an insider of the Corporation by virtue of the fact that he owns more than 10% of the issued shares of the Corporation, entered into an agreement with the Corporation dated June 21, 2001, pursuant to which he agreed to lend to the Corporation up to $200,000 (the "Loan") in weekly advances of $25,000. The Loan is payable on demand, although no demand could be made before September 6, 2001 except in the event of default. The Loan bears interest at the rate of 12% per annum and interest only is payable on the last day of each month. There was a 1% ($2,000) commitment/processing fee paid. There is also an annual facility fee of 10% of the balance outstanding 30 days prior to the anniversary date of the agreement. The Loan is secured by a general security agreement over the assets of the Corporation. As of the date of this Information Circular, the Corporation owes Mr. Allard $200,000 in principle under the Loan. There is no interest owing as of the date of this Information Circular.

DESCRIPTION OF SHARE CAPITAL

Medbroadcast is currently authorized to issue an unlimited number of common Shares ("Medbroadcast Shares") without par value and 300,000,000 preference shares without par value. The holders of Medbroadcast Shares are entitled to receive notice of and to one vote per share at all meetings of shareholders of Medbroadcast, except meetings at which only holders of another specified class or series of shares of Medbroadcast are entitled to vote separately as a class or series. Subject to the prior rights of any shares ranking senior to the Medbroadcast Shares with respect to priority in the payment of dividends, the holders of Medbroadcast Shares shall be entitled to receive dividends and Medbroadcast shall pay dividends thereon, as and when declared by the board of directors of Medbroadcast, out of monies properly applicable to the payment of dividends, in such amount and in such form as the board of directors of Medbroadcast may from time to time determine. In the event of the dissolution, liquidation or winding-up of Medbroadcast, whether voluntary or involuntary, or any other distribution of assets of Medbroadcast among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of any shares ranking senior to the Medbroadcast Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of Medbroadcast Shares shall be entitled to receive the remaining property and assets of Medbroadcast.

As of the date hereof, 21,217,230 Medbroadcast Shares are issued and outstanding and no warrants or preference shares are issued.

CAPITALIZATION

The following table sets forth the capitalization of Medbroadcast as at June 30, 2003.

	As at June 30, 2003 (unaudited)	As at March 31, 2003
Shareholder Loan	$200,000	$200,000
Share Capital:	$2,069,468	2,069,468
Medbroadcast Shares	21,167,230 shares	21,167,230 shares

DIVIDEND RECORD AND POLICY

Medbroadcast has not declared or paid any dividends on any shares since its incorporation, and does not foresee the declaration or payment of any dividends on the Medbroadcast shares in the near future.

PRIOR SALES OF SECURITIES

No Medbroadcast shares have been issued in the prior 12 months other than 50,000 common shares issued to Teck Cominco Ltd. on November 7, 2003 in exchange for the cancellation of certain financing and mining rights granted in an agreement dated April 29, 1991.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by Medbroadcast in the two years immediately prior to the date hereof which can reasonably be regarded as presently material are the following:

1. the Pre-Acquisition Agreement (see "Acquisition of Rock Energy Ltd. – Pre-Acquisition Agreement" in the body of the Information Circular – Proxy Statement);

2. the License Agreement (see "Approval of Transaction with Virtual Learning Inc." in the body of the Information Circular – Proxy Statement);

3. the Agreement between Teck Cominco Ltd. and Medbroadcast dated September 19, 2003 pursuant to which the Corporation issued 50,000 common shares in the capital of the Corporation to Teck Cominco. The Agreement releases the Corporation of its obligations under a right of first refusal granted to Teck Cominco pursuant to a prior agreement dated April 29, 1991, which gave Teck Cominco the right to participate in future public or private placement financings engaged in by the Corporation. The April 29, 1991 agreement has been terminated in consideration of the issuance of the shares and the further agreement by the Corporation to grant to Teck Cominco certain back-in rights and a right of first refusal in respect of any future sales by the Corporation of its mineral properties;

4. the Underwriting Agreement between Medbroadcast and FirstEnergy Capital Corporation, J.F. Mackie & Company Ltd., Grifffiths McBurney & Partners and Tristone Capital (collectively "the Underwriters") dated October 1, 2003, for a private placement of 132,860,939 special warrants, each special warrant exercisable for no additional consideration on the part of the holder into one (1) common share of Medbroadcast at a price of $0.1129 per special warrant, for gross proceeds of $15 million. Proceeds from the issue have been placed in escrow until shareholder approval of the private placement has been obtained and Allen Bey has been appointed as President and Chief Executive Officer of Medbroadcast. The special warrants and common shares issuable on exercise of such special warrants are subject to a four (4) month hold period expiring February 25, 2004;

5. the Loan Agreement between Lang Financial Corp. ("Lang") and Medbroadcast dated October 21, 2003 under which Lang has loaned $50,000 to Medbroadcast at 15 percent interest calculated and compounded quarterly in arrears and is repayable on the earlier of: i) written notice of demand by the Lang; ii) release of gross proceeds of $15,000,000 financing to Medbroadcast; and iii) one year from the date of the agreement; and

6. the Special Warrant Indenture (the "Indenture") dated October 23, 2003 between Medbroadcast and Computershare Trust Company of Canada governing the 132,860,939 special warrants of Medbroadcast issued October 24, 2003, which were created and issued pursuant to the Indenture. The Indenture also provides for the rights and obligations of the Trustee, as trustee of the special warrant holders.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings involving Medbroadcast or its assets as of the date of the Information Circular which management of Medbroadcast believes to be material to Medbroadcast, nor are any such proceedings known by Medbroadcast to be contemplated.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Medbroadcast are Deloitte & Touche LLP, Chartered Accountants,. P.O. Box 49279, Four Bentall Centre, 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

Computershare Trust Company is the registrar and transfer agent for the Medbroadcast Shares.

LEGAL MATTERS

Certain legal matters relating to the Offer have been or will be passed upon by McCullough O'Connor Irwin LLP, on behalf of Medbroadcast. As at the date hereof, the partners and associates of McCullough O'Connor Irwin LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Medbroadcast Shares.

SCHEDULE "G"

FINANCIAL STATEMENTS OF MEDBROADCAST CORPORATION

Medbroadcast Corporation
CONSOLIDATED BALANCE SHEETS as at
(Canadian Dollars)
(Unaudited)

	June 30, 2003	March 31, 2003
ASSETS		
Current		
Cash	$ 64,704	$ 101,413
Accounts receivable	20,527	25,534
Investments	150	150
	85,381	127,097
Unexpended advertising	457,334	457,334
Fixed assets (Note 3)	150,000	180,000
	$ 692,715	$ 764,431
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 130,367	$ 125,283
Loan Payable	200,000	200,000
	330,367	325,283
SHAREHOLDERS' EQUITY		
Share capital	2,069,468	2,069,468
Deficit	(1,707,120)	(1,630,320)
	362,348	439,148
	$ 692,714	$ 764,431

Going Concern (Note 1)

Approved by the Board

(signed) "Leanne Bate"

(signed) "Rob King"

Medbroadcast Corporation
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Canadian Dollars)
(Unaudited)

	Three Months Ended June 30	
	2003	2002
Revenue		
Website revenues	$ -	$ 111,635
Other income	182	333
	182	111,968
Expense		
Communication	111	5,359
Depreciation and amortization	-	31,413
Filing, transfer and other fees	530	(2,234)
Interest	6,307	5,984
Legal fees	14,939	7,821
Office and miscellaneous	3,162	43,903
Professional and consulting fees	21,824	89,362
Wages and benefits	108	35,380
Website hosting	-	10,959
Write-down of fixed assets	30,000	-
	76,982	227,947
Net loss for the period	(76,800)	(115,979)
Deficit at beginning of the period	(1,630,320)	(33,869,968)
Deficit at end of the period	$ (1,707,120)	$ (33,985,947)
Basic and diluted loss per share	$ (0.00)	$ (0.01)
Weighted average number of shares outstanding	21,167,230	21,167,230

MEDBROADCAST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian Dollars)
(Unaudited)

	Three Months Ended June 30	
	2003	2002
Operating activities		
Net loss for the period	$ (76,800)	$ (115,979)
Items not involving an outlay of cash:		
Depreciation and amortization	-	31,413
Write-down of fixed assets	30,000	-
Change in non-cash operating working capital items:		
Change in accounts receivable	5,007	(47,472)
Change in accounts payable and accrued liabilities	5,084	(11,897)
	(36,709)	(143,935)
Increase (decrease) in cash during the period	(36,709)	(143,935)
Cash at beginning of period	101,413	322,616
Cash at end of period	$ 64,704	$ 178,681
Supplemental disclosure of cash flow information:		
Interest paid	$ 6,307	$ 5,964
Income taxes paid	$ -	$ -

Medbroadcast Corporation
Notes to the Consolidated Financial Statements
For Three Months Ended June 30, 2003

Note 1. Going Concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The Company has incurred losses and negative cash flow from operations for several years. These factors create uncertainty as to the Company's ability to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and, ultimately, the attainment of profitable operations.

Note 2. Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2003. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

Note 3. Fixed Assets

Fixed assets are comprised of assets relating to the Company's website business and are carried at their net realizable value based on the License Agreement with Virtual Learning Inc. (see Note 4).

Note 4. Subsequent Events

Agreement with Teck Cominco Ltd.
The Company entered into an agreement with Teck Cominco Ltd. ("Teck") dated September 19, 2003 (the "Agreement") whereby Medbroadcast is released of its obligations to Teck pursuant to a prior agreement dated April 29, 1991, which gave Teck the right of first refusal to participate in future public or private placement financings engaged in by the Company. The April 29, 1991 agreement has been terminated in consideration of the issuance of 50,000 shares at a deemed price of $0.10 per share and execution of the Agreement which grants Teck a right of first refusal in respect of any future sales by the Corporation of its mineral properties.

License Agreement with Virtual Learning Inc.
On October 2, 2003 the Company entered into a license agreement with Virtual Learning Inc. ("VLI") for the license and eventual acquisition of Medbroadcast's website and related technology for a maximum of approximately $700,000, $544,00 of which is predicated on future performance. The agreement with VLI is effective April 30, 2003 and expires in June 2004. Under the agreement VLI will lease Medbroadcast's website technology as well as operate the website. VLI will make monthly payments to Medbroadcast under the lease and has the option to purchase the technology during the term of the agreement. The agreement is subject to shareholder approval as the website technology represents the major remaining operating asset of Medbroadcast.

Special Warrant Indenture
The Company entered into the Special Warrant Indenture (the "Indenture") with Computershare Trust Company of Canada ("Computershare") on October 23, 2003 which governs the rights and restrictions attached to the special warrants of Medbroadcast dated October 23, 2003, which were created and issued pursuant to the Indenture. The Indenture also governs the rights and obligations of Computershare, as trustee of the special warrant holders.

Special Warrant Financing
On October 24, 2003, the Company completed a private placement of 132,860,939 special warrants, each special warrant exercisable for no additional consideration on the part of the holder into one common share of Medbroadcast, at a price of $0.1129 per special warrant, for gross proceeds of $15 million. The underwriting was co-led by FirstEnergy Capital Corp. and J.F. Mackie & Company Ltd, and included Griffiths McBurney & Partners and Tristone Capital Inc. as underwriters. Proceeds from the issue will be placed in escrow until shareholder approval of the conversion of the special warrants into common shares has been obtained, and new management team has been appointed, including Allen J. Bey. In the event that shareholder approval is not received, proceeds from the private placement will be refunded to the subscribers.

Loan Agreement
On October 21, 2003, Medbroadcast entered into a Loan Agreement with Lang Financial Corp. ("Lang") under which Lang loaned $50,000 to Medbroadcast at an annual interest rate of 15 percent calculated and compounded quarterly in arrears and which loan is repayable on the earlier of: i) written notice of demand by the Lang; ii) release of gross proceeds of $15,000,000 financing to Medbroadcast; and iii) one year from the date of the agreement.

Acquisition Agreement with Rock Energy Ltd.
On October 31, 2003, the Company entered into an agreement to make an offer to acquire all of the outstanding shares of Rock Energy Ltd. ("Rock"). Under the agreement, Medbroadcast will issue 105,606,800 common shares at a deemed value of $0.1129 per common share to the shareholders of Rock, representing an exchange ratio of 23.92 Medbroadcast common shares for each Rock common share. The acquisition agreement is subject to shareholder approval.

Auditors' Report and Consolidated Financial Statements of

MEDBROADCAST CORPORATION

March 31, 2003 and 2002

(Expressed in Canadian dollars)

Auditors' Report

To the Shareholders of
Medbroadcast Corporation

We have audited the consolidated balance sheets of Medbroadcast Corporation as at March 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
August 22, 2003

MEDBROADCAST CORPORATION
Consolidated Balance Sheets
As at March 31,
(Expressed in Canadian dollars)

		2003		2002
ASSETS				
CURRENT				
Cash	$	101,413	$	322,617
Accounts receivable		25,534		80,890
Investments (Note 3)		150		150
		127,097		403,657
UNEXPENDED ADVERTISING (Note 4)		457,334		483,709
LOAN TO SHAREHOLDER (Note 5)		-		100,000
FIXED ASSETS (Note 6)		180,000		428,263
	$	764,431	$	1,415,629
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	125,283	$	180,895
Loan payable (Note 7)		200,000		200,000
		325,283		380,895
SHAREHOLDERS' EQUITY				
Share capital (Notes 8 and 13)		2,069,468		34,904,702
Deficit		(1,630,320)		(33,869,968)
		439,148		1,034,734
	$	764,431	$	1,415,629

GOING CONCERN (Note 1)
CONTINGENCY (Note 12)

APPROVED BY THE BOARD

(Signed) Leanne Bate
Leanne Bate, Director

(Signed) Hagan Kennecke
Hagan Kennecke, Director

See Accompanying Notes to the Consolidated Financial Statements

MEDBROADCAST CORPORATION
Consolidated Statements of Loss and Deficit
For the twelve months ended March 31,
(Expressed in Canadian dollars)

	2003	2002
REVENUE		
Website revenues	$ 261,134	$ 218,153
Interest and other income	11,082	32,207
	272,216	250,360
EXPENSES		
Accounting and audit	16,000	25,354
Advertising	26,375	2,425,109
Bad debts	1,773	70,164
Communication	37,345	17,884
Depreciation and amortization	122,979	441,835
Filing, transfer and other fees	10,069	20,944
Foreign exchange (gain) loss	(10,442)	18,694
Interest	44,306	37,803
Legal fees	36,435	124,494
Office and miscellaneous	107,784	340,746
Professional and consulting fees	271,935	356,236
Travel and accommodation	-	11,862
Wages and benefits	94,626	502,479
Web site hosting	7,220	80,709
	766,405	4,474,313
LOSS BEFORE THE FOLLOWING	(494,189)	(4,223,953)
WRITE-DOWN OF INVENTORY	-	(42,529)
GAIN ON DISPOSAL OF INVESTMENTS	-	155,411
WRITE-DOWN OF INVESTMENTS	-	(132)
WRITE-DOWN AND LOSS ON DISPOSAL OF FIXED ASSETS (Note 6)	(101,397)	(2,422)
NET LOSS FOR THE YEAR	(595,586)	(4,113,625)
DEFICIT AT BEGINNING OF YEAR	(33,869,968)	(29,756,343)
REDUCTION OF STATED CAPITAL (Note 8 (a))	32,835,234	-
DEFICIT AT END OF YEAR	$ (1,630,320)	$ (33,869,968)
Loss per share	$ (0.03)	$ (0.21)
Weighted average number of shares outstanding	21,167,230	19,764,470

See Accompanying Notes to the Consolidated Financial Statements

MEDBROADCAST CORPORATION
Consolidated Statements of Cash Flows
For the twelve months ended March 31,
(Expressed in Canadian dollars)

	2003	2002
OPERATING ACTIVITIES		
Net loss for the year	$ (595,586)	$ (4,113,625)
Items not involving the outlay of cash:		
Depreciation and amortization	122,979	441,835
Gain on disposal of investments	-	(155,411)
Write-down of investments	-	132
Write-down and loss on disposal of fixed assets (Note 6)	101,397	-
Write-down of inventory	-	42,529
Non-cash usage of advertising credits	26,375	2,402,543
Interest accrued on shareholder loan	-	19,665
Change in non-cash working capital items:		
Accounts receivable	55,356	51,025
Inventory	-	4,760
Other assets	-	10,000
Prepaid expenses	-	93,828
Accounts payable and accrued liabilities	(56,280)	(23,716)
	(345,759)	(1,226,435)
FINANCING ACTIVITIES		
Proceeds from loan	-	1,800,000
Repayment of loans	-	(1,600,000)
Net proceeds from issuance of shares	-	441,981
	-	641,981
INVESTING ACTIVITIES		
Repayment of shareholder loan	100,000	-
Proceeds on sale of fixed assets	24,555	20,424
Proceeds on sale of investments	-	437,604
	124,555	458,028
DECREASE IN CASH DURING THE YEAR	(221,204)	(126,426)
CASH AT BEGINNING OF YEAR	322,617	449,043
CASH AT END OF YEAR	$ 101,413	$ 322,617
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 24,306	$ 29,803
Income taxes paid	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY		
Shares surrendered in exchange for loan to shareholder	$ -	$ 165,270

See Accompanying Notes to the Consolidated Financial Statements

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Years ended March 31, 2003 and 2002
(Expressed in Canadian dollars)

1. GOING CONCERN

The Company was incorporated under the Company Act of British Columbia on February 15, 1988 and commenced operations on November 1, 1989.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses from inception of $34,465,554, and as at March 31, 2003, has a working capital deficiency of $198,186. These factors create doubt as to the Company's ability to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and, ultimately, the attainment of profitable operations. The inability of the Company to secure additional financing may require the Company to significantly reduce its operations or dispose of its assets.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets, including that of its unexpended advertising at March 31, 2003 of $457,334 (Note 4), and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

(a) *Nature of operations*

The Company is primarily a provider of consumer oriented multimedia health and medical information on the Internet, mainly via the internet site "medbroadcast.com". The Company presently operates in one industry segment and all of its assets are located in Canada.

(b) *Principles of consolidation*

These consolidated financial statements include the accounts of the Company, its wholly-owned United States subsidiaries, Allcorp Management Inc. and Prime Explorations (Nevada) Inc., and its wholly-owned Canadian subsidiaries, cyberActive Technology Ltd., Lost Lake Exploration Camp Ltd., Encore Ventures Ltd. and 691675 Alberta Ltd. All significant intercompany balances and transactions have been eliminated.

MEDBROADCAST CORPORATION

Notes to the Consolidated Financial Statements

Years ended March 31, 2003 and 2002
(Expressed in Canadian dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) *Investments*

Investments are carried at cost. Where in management's opinion there has been a loss in value that is other than a temporary decline, the carrying value is reduced to their estimated realizable value.

(d) *Foreign currency translation*

United States dollar monetary assets and liabilities are translated into Canadian dollars at the year-end exchange rates. Exchange gains or losses are included in operations in the current period. Income and expense items are translated at the rate of exchange in effect on the date of the transaction.

(e) *Fixed assets*

Depreciation is provided annually as follows:

Web site computer software	30% declining balance
Website computer hardware	30% declining balance
Furniture and fixtures	20% declining balance
Leasehold improvements	8 year straight-line
Office equipment	20% declining balance

The Company periodically evaluates the recoverability of its capital assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition are less than its carrying amount. An impairment loss is recognized by which the carrying amount exceeds its fair value (Note 6).

(f) *Financial instruments*

The financial instruments of the Company include cash, accounts receivable, investments, accounts payable and accrued liabilities.

(g) *Stock option plans*

The Company provides options to buy shares of the Company to directors, officers, employees and service providers allowing them the opportunity to participate in the progress of the Company. Such options are granted by the board of directors with exercise periods of up to five years at prices determined according to the policies of the Canadian Venture Exchange.

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Years ended March 31, 2003 and 2002
(Expressed in Canadian dollars)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

(g) Stock option plans (continued)

As of April 1, 2002, the Company adopted the standard in Section 3870, *"Stock-based Compensation and Other Stock-based Payments"*, of the Canadian Institute of Chartered Accountants Handbook to be applied prospectively. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees since April 1, 2002, the Company has adopted the disclosure-only provisions of the new standard whereby pro forma net loss and pro forma loss per share would be disclosed in a note to the financial statements, as if the fair value based method of accounting had been used. No stock options were granted in fiscal 2003 and, as a result, no amount of stock-based compensation has been recorded in these financial statements and no pro forma information is required to be disclosed.

(h) Revenue recognition

Web site revenues include fees derived from the sale of advertising space on the Company's internet site and technical support fees and are recognized as revenue when the service is provided.

(i) Income taxes

Future income tax assets and liabilities are computed based on the difference between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax balances using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

MEDBROADCAST CORPORATION

Notes to the Consolidated Financial Statements

Years ended March 31, 2003 and 2002
(Expressed in Canadian dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) *Use of estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are used for but not limited to: accounting for doubtful accounts, the recoverability of long-lived assets, including unexpended advertising and fixed assets, amortization, taxes and contingencies. Actual results could differ from those estimates.

3. INVESTMENTS

Investments consist primarily of shares of public companies accounted for by the cost method and have a quoted market value at March 31, 2003 of $9,000 (March 31, 2002 - $40,163).

4. UNEXPENDED ADVERTISING

During the year ended March 31, 2002, pursuant to an agreement with CanWest Global Communications Corp. ("Global") disclosed in Note 8 (b), Global agreed to provide the Company with advertising credits totaling $1,000,000 over two years in addition to $530,000 unused advertising credits remaining under a prior agreement at the effective date of the letter of agreement. The credits are to be used on Global media properties. During the year ended March 31, 2001, as stated in Note 8 (c), the Company received proceeds of approximately $5,000,000 to be spent on advertising on the Global media properties. At March 31, 2003, $1,000,000 was unexpended under the terms of the new agreement and $457,334 (2002 - $483,709) was unexpended under the prior agreement.

The advertising credits under the prior agreement and new agreement are available to be used against future advertising expenses of the Company.

During 2003, management curtailed the use of its advertising credits as part of its plan to find the best use for these credits to maximize their benefit to the Company. At March 31, 2003, in the opinion of management, the carrying value of its unexpended advertising of $457,334 is recoverable either through future use or a third party.

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Years ended March 31, 2003 and 2002
(Expressed in Canadian dollars)

5. LOAN TO SHAREHOLDER

The loan to shareholder of $100,000 outstanding at March 31, 2002 was due on July 13, 2003, non-interest bearing until July 13, 2003 and thereafter at prime plus 2% and was unsecured. During 2003, the amount was paid in full.

6. FIXED ASSETS

	2003			2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Web site computer software	$ 237,845	$ 151,448	$ 86,397	$ 188,390
Web site computer hardware	257,681	164,078	93,603	185,888
Furniture and fixtures	-	-	-	23,633
Office equipment	-	-	-	30,352
	$ 495,526	$ 315,526	$ 180,000	$ 428,263

During 2003, the Company undertook a review of the carrying values of its fixed assets in reference to undiscounted cash flows and determined that an impairment existed. As a result a write-down of approximately $64,000 to $180,000, its estimated fair value, was recorded.

7. LOAN PAYABLE

The loan payable to a shareholder of the Company is due on demand, bears interest at 12% per annum and is secured by a general security agreement.

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Years ended March 31, 2003 and 2002
(Expressed in Canadian dollars)

8. SHARE CAPITAL

Authorized
Unlimited common shares without par value
300,000 preference shares without par value

(a) Changes in issued common share capital during the years ended March 31 were as follows:

	Number of shares	Amount
Balance at April 1, 2001	18,593,130	$ 34,627,990
Shares issued pursuant to private placements, net of issue costs	3,125,000	441,981
Surrendered	(550,900)	(165,270)
Balance at March 31, 2002	21,167,230	34,904,701
Reduction in stated capital	-	(32,835,234)
Balance at March 31, 2003	21,167,230	$ 2,069,467

During the year ended March 31, 2003, the shareholders of the Company approved a reduction in share capital of $32,835,234. As a result, the Company has recorded a decrease in share capital and deficit by the same amount.

(b) During the year ended March 31, 2002, the Company issued 3,125,000 units for proceeds of $441,981 (net of issue costs of $58,019). Pursuant to a letter agreement dated August 31, 2001 with CanWest Global Communications Corp. ("Global") and Peter Allard, Global and Allard each invested $250,000 for 3,125,000 units of the Company. Each unit consists of one common share at $0.16 and a two-year warrant to purchase an additional share at $0.19 per share. Additionally, Global provided the Company with advertising credits totaling $1,000,000 over two years to be used on Global media properties in addition to the $530,000 unused credits remaining under a prior agreement (See Note 4).

During the year ended March 31, 2002, 550,900 common shares of the Company were surrendered by a shareholder and subsequently cancelled, in exchange for settlement of the loan to shareholder (Note 5).

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Years ended March 31, 2003 and 2002
(Expressed in Canadian dollars)

8. SHARE CAPITAL (Continued)

(c) Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price	Shares	Price	Shares
Outstanding, March 31, 2001	1,637,000	$0.30-$2.66	4,333,327	$0.65-$4.00	5,970,327
Granted	-	-	2,631,579	$0.19	2,631,579
Cancelled	(1,207,000)	$0.30-$2.66	(4,333,327)	$3.50-$4.00	(5,540,327)
Outstanding, March 31, 2002	430,000	$0.30	2,631,579	$0.19	3,061,579
Cancelled	(430,000)	$0.30	-	-	(430,000)
Outstanding, March 31, 2003	-	-	2,631,579	$0.19	2,631,579

9. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2003	2002
Statutory tax rate	40%	44%
Recovery of income taxes computed at standard rates	$ 238,234	$ 1,780,827
Tax losses not recognized in the period that the benefit arose	(238,234)	(1,766,148)
Other	-	(14,679)
	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's deferred tax assets is as follows:

	2003	2002
Capital assets	$ 551,961	$ 331,900
Investments	15,400	18,314
Operating losses carry-forward	10,969,000	9,396,000
	11,536,361	9,746,214
Less: Valuation allowance	(11,536,361)	(9,746,214)
	$ -	$ -

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Years ended March 31, 2003 and 2002
(Expressed in Canadian dollars)

9. INCOME TAXES (Continued)

The Company has approximately $29.6 million of non-capital losses available to be carried forward for tax purposes that reduce future Canadian income taxes and which expire between 2004 and 2010.

10. RELATED PARTY TRANSACTIONS

During the year ended March 31, 2003, the Company:

(a) paid consulting fees of $73,224 (2002 - $68,300) to a director of the Company; and

(b) paid consulting fees of $9,970 (2002 - $39,500) to a former director of the Company.

(c) incurred interest and fees of $44,306 (2002 - $37,803) to a shareholder of the Company.

11. FINANCIAL INSTRUMENTS

The fair values of the Company's cash, accounts receivable, accounts payable and accrued liabilities were estimated to approximate their carrying values due to the demand or short-term maturity of these instruments. The fair value of the investments is disclosed in Note 3.

12. ECONOMIC DEPENDENCE

During the year, the Company earned revenue of $243,167 (2002 - $187,971) from Canwest Global Communications Corp.

13. CONTINGENCIES

During the year ended March 31, 2003, the Company received notice of a Statement of Claim being filed for non-payment of certain services in the amount of $56,195 performed for a former affiliate. The Company believes this litigation is without merit and will not have an adverse impact on its results of operations or financial position of the Company.

Auditors' Report and Consolidated Financial Statements of

MEDBROADCAST CORPORATION

March 31, 2002 and 2001

(Expressed in Canadian dollars)

Auditors' Report

To the Shareholders of
Medbroadcast Corporation

We have audited the consolidated balance sheets of Medbroadcast Corporation as at March 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
July 22, 2002

MEDBROADCAST CORPORATION
Consolidated Balance Sheets
As at March 31,
(Expressed in Canadian dollars)

		2002		2001
ASSETS				
CURRENT				
Cash and term deposits	$	322,616	$	449,043
Accounts receivable		80,890		131,914
Inventory		-		47,289
Investments (Note 3)		150		282,475
Prepaid expenses		-		73,828
		403,656		984,549
UNEXPENDED ADVERTISING (Note 4)		483,709		2,906,252
LOAN TO SHAREHOLDER (Note 5)		100,000		284,935
FIXED ASSETS (Note 6)		428,263		890,523
OTHER ASSETS		1		10,001
	$	1,415,629	$	5,076,260
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	180,895	$	204,613
Loan payable (Note 7)		200,000		-
		380,895		204,613
SHAREHOLDERS' EQUITY				
Share capital (Note 8)		34,904,702		34,627,990
Deficit		(33,869,968)		(29,756,343)
		1,034,734		4,871,647
	$	1,415,629	$	5,076,260

GOING CONCERN (Note 1)

CONTINGENCIES (Note 13)

APPROVED BY THE BOARD

(Signed) Leanne Bate

Leanne Bate, Director

(Signed) Robert King

Robert King, Director

MEDBROADCAST CORPORATION
Consolidated Statements of Loss and Deficit
For the twelve months ended March 31,
(Expressed in Canadian dollars)

	2002	2001
REVENUE		
Website revenues	$ 218,153	$ -
Management fees, net of allowances and recoveries	-	40,000
Interest and other income	32,207	198,629
	250,360	238,629
EXPENSES		
Accounting and audit	25,354	68,484
Advertising	2,425,109	4,364,063
Bad debts	70,164	-
Communication	17,884	44,077
Depreciation and amortization	441,835	386,774
Directors' fees	-	9,000
Filing, transfer and other fees	20,944	29,043
Financing fees (Note 7)	-	199,196
Foreign exchange loss (gain)	18,694	(1,555)
Interest	37,803	-
Legal fees	124,494	247,075
Office and miscellaneous	340,746	491,047
Professional and consulting fees	356,236	751,973
Travel and accommodation	11,862	117,373
Wages and benefits	502,479	1,496,131
Web site consulting	-	653,612
Web site hosting	80,709	108,727
	4,474,313	8,965,020
LOSS BEFORE THE FOLLOWING:	(4,223,953)	(8,726,391)
WRITE-DOWN OF INVENTORY	(42,529)	-
GAIN ON DISPOSAL OF INVESTMENTS	155,411	29,232
WRITE-DOWN OF INVESTMENTS	(132)	(355,614)
LOSS ON DISPOSAL OF ASSETS	(2,422)	-
WRITE-DOWN OF GOODWILL	-	(148,423)
SETTLEMENT AGREEMENT	-	(251,323)
NET LOSS FOR THE YEAR	(4,113,625)	(9,452,519)
DEFICIT AT BEGINNING OF YEAR	(29,756,343)	(20,303,824)
DEFICIT AT END OF YEAR	$ (33,869,968)	$ (29,756,343)
Loss per share	$ (0.21)	$ (0.56)
Weighted average number of shares outstanding	19,764,470	16,925,269

MEDBROADCAST CORPORATION
Consolidated Statements of Cash Flows
For the twelve months ended March 31,
(Expressed in Canadian dollars)

	2002	2001
OPERATING ACTIVITIES		
Net loss for the year	$ (4,113,625)	$ (9,452,519)
Items not involving the outlay of cash:		
Depreciation and amortization	441,835	386,774
Financing fees	-	199,196
Write-down of inventory	42,529	-
Gain on disposal of investments	(155,411)	(29,232)
Write-down of investments	132	355,614
Write-down of goodwill	-	148,423
Advertising	2,402,543	2,074,320
Interest accrued on shareholder loan	19,665	(28,665)
Settlement agreement	-	251,323
	(1,362,332)	(6,094,766)
Change in non-cash working capital items:		
Accounts receivable and advances	51,024	280,658
Inventory	4,760	86,359
Prepaid expenses	93,828	722,255
Other assets	10,000	-
Accounts payable and accrued liabilities	(23,716)	(146,242)
	(1,226,436)	(5,151,736)
FINANCING ACTIVITIES		
Proceeds from loans	1,800,000	-
Repayment of loans	(1,600,000)	-
Net proceeds from issuance of shares	441,981	5,386,451
Repayment of convertible debenture	-	(1,391,772)
	641,981	3,994,679
INVESTING ACTIVITIES		
Purchase of fixed assets	-	(59,710)
Proceeds on sale of fixed assets	20,424	-
Proceeds on sale of investments	437,604	251,607
	458,028	191,897
DECREASE IN CASH DURING THE YEAR	(126,427)	(965,160)
CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	449,043	1,414,203
CASH AND TERM DEPOSITS AT END OF YEAR	$ 322,616	$ 449,043
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest income received	$ -	$ 22,584
Interest paid	$ 29,803	$ -
Income taxes paid	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Shares issued for advertising credits	$ -	$ 4,980,572
Shares surrendered in exchange for loan to shareholder	$ 165,270	$ -

MEDBROADCAST CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2002 and 2001
(Expressed in Canadian dollars)

1. GOING CONCERN

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in these financial statements should the Company be unable to continue as a going concern. The Company has incurred losses from inception of $33,869,968 and incurred negative cash flow from operations of $1,226,436 in 2002 (2001 - $5,151,736). These factors create doubt as to the Company's ability to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and, ultimately, the attainment of profitable operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated under the Company Act of British Columbia on February 15, 1988 and commenced operations on November 1, 1989. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

(a) *Nature of operations*

The Company is primarily a provider of consumer oriented multimedia health and medical information on the Internet, mainly via the internet site "medbroadcast.com". The Company presently operates in one industry segment and all of its assets are located in Canada.

(b) *Principles of consolidation*

These consolidated financial statements include the accounts of the Company, its wholly-owned United States subsidiaries, Allcorp Management Inc. and Prime Explorations (Nevada) Inc., and its wholly-owned Canadian subsidiaries, cyberActive Technology Ltd., Lost Lake Exploration Camp Ltd., Encore Ventures Ltd. and 691675 Alberta Ltd. All significant intercompany balances and transactions have been eliminated.

(c) *Cash and term deposits*

Cash includes cash in banks and term deposits with a term to maturity not greater than 90 days at the date of purchase.

(d) *Inventory*

The Company records inventory at the lower of cost and net realizable value, on a first in and first out basis.

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Year ended March 31, 2002 and 2001
(Expressed in Canadian dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Investments

Investments are carried at cost, except those in which the Company has a significant influence, in which case they are accounted for on the equity basis. Where in management's opinion there has been a loss in value that is other than a temporary decline, the carrying value is reduced to their estimated realizable value.

(f) Fixed assets

Fixed assets are recorded at cost. Depreciation is provided annually as follows:

Website computer hardware	30% declining balance
Website computer software	30% declining balance
Furniture and fixtures	20% declining balance
Leasehold improvements	8 year straight-line
Office equipment	20% declining balance

(g) Income taxes

Future income tax assets and liabilities are computed based on the difference between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax balances using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(h) Stock option plans

The Company provides options to buy shares of the Company to directors, officers, employees and service providers allowing them the opportunity to participate in the progress of the Company. Such options are granted by the board of directors with exercise periods of up to five years at prices determined according to the policies of the TSX Venture Exchange.

The Company does not recognize any stock option compensation expense for the excess, if any, of the quoted market price of the shares over the exercise price at the date on which the stock options are granted to employees and directors.

(i) Revenue recognition

Revenues are recognized when title and risk of goods have passed to the buyer, services have been performed, price is fixed or determinable and collection is reasonably assured.

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Year ended March 31, 2002 and 2001
(Expressed in Canadian dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) *Research and development*

Research and development costs are expensed as incurred unless a project meets the specific criteria for capitalization. Once capitalized, the costs related to research and development would be amortized commencing at the point that the project is available to the market in order to recognize the net realizable value over the estimated useful life. All capitalized project costs would be reviewed annually for impairment and written down when it has been determined that the costs may not be recovered from corresponding future sales.

(k) *Foreign currency translation*

United States dollar monetary assets and liabilities are translated into Canadian dollars at the period-end exchange rates. Gains and losses resulting from translation of monetary items with a fixed and ascertainable life extending beyond the end of the following fiscal year are deferred and are amortized over the remaining life of the item. All other exchange gains or losses are included in operations in the current period. Income and expense items are translated at the rate of exchange in effect on the date of the transaction.

(l) *Financial instruments*

The financial instruments of the Company include cash and term deposits, accounts receivable, investments, loan to shareholder, accounts payable and accrued liabilities and loan payable.

(m) *Use of estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Year ended March 31, 2002 and 2001
(Expressed in Canadian dollars)

3. INVESTMENTS

Investments consist primarily of shares of public companies accounted for by the cost method and have a quoted market value at March 31, 2002 of $40,163 (March 31, 2001 - $359,392).

The investments at cost are comprised of interests in two (March 31, 2001 - 12) companies, and are net of write-downs of $132 (March 31, 2001 - $355,614).

As of March 31, 2002 the Company has no investments accounted for on the equity basis. As of March 31, 2001, an investment accounted for on the equity basis had a carrying value of $Nil and a quoted market value of $145,658.

4. UNEXPENDED ADVERTISING

During the year ended March 31, 2002, pursuant to a letter of agreement with CanWest Global Communications Corp. ("Global") disclosed in Note 8 (b), Global agreed to provide the Company with advertising credits totaling $1,000,000 over two years in addition to the $530,000 unused advertising credits remaining under a prior agreement at the effective date of the letter of agreement. The credits are to be used on Global media properties. During the year ended March 31, 2001, as stated in Note 8 (c), the Company received proceeds of approximately $5,000,000 to be spent on advertising on the Global media properties. At March 31, 2002, $1,000,000 was unexpended under the terms of the new agreement and $483,709 (2001 - $2,906,252) was unexpended under the prior agreement.

5. LOAN TO SHAREHOLDER

Pursuant to the resignation of the President of the Company, the Company entered into a settlement agreement with respect to his shareholder loan and employment agreements. Under the terms of the settlement agreement the Company realized its security under the Loan Agreement by the return of 550,900 of its common shares (Note 8 (b)) and the receipt of a promissory note in the amount of $119,665. The promissory note was due on July 13, 2003, non-interest bearing until July 13, 2002 and thereafter at prime plus 2%. Subsequent to year end the loan was settled in cash for an amount of $100,000.

The Company has recorded a charge of $19,665, being the difference between the amount of the loan and the amount received subsequent to the year end. During the year ended March 31, 2001, the Company provided for $251,323, being the difference between the face value of the loan and the agreed settlement amount.

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Year ended March 31, 2002 and 2001
(Expressed in Canadian dollars)

6. **FIXED ASSETS**

	2002			2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Web site computer software	$ 452,289	$ 263,899	$ 188,390	$ 269,128
Web site computer hardware	443,129	257,241	185,888	265,555
Furniture and fixtures	96,732	73,099	23,633	70,885
Leasehold improvements	180,672	180,672	-	155,371
Office equipment	233,759	203,407	30,352	129,584
	$ 1,406,581	$ 978,318	$ 428,263	$ 890,523

7. **LOAN PAYABLE**

Loan payable to a shareholder of the Company is due on demand, bears interest at 12% per annum and is secured by a general security agreement.

8. **SHARE CAPITAL**

Authorized
399,925,360 common shares without par value

(a) Changes in issued common share capital during the years ended March 31 were as follows:

	Number of shares	Amount
Issued at March 31, 2000	14,870,047	$ 23,810,092
Shares issued pursuant to private placements, net of issue costs	3,333,333	9,837,443
Shares issued for cash pursuant to exercise of employee and director stock options	8,500	14,580
Shares issued for cash pursuant to exercise of warrants	381,250	515,000
Transfer of equity component of convertible debt on expiry of right	-	450,875
Issued at March 31, 2001	18,593,130	34,627,990
Shares issued pursuant to private placements, net of issue costs	3,125,000	441,982
Surrendered	(550,900)	(165,270)
Issued at March 31, 2002	21,167,230	$ 34,904,702

MEDBROADCAST CORPORATION

Notes to the Consolidated Financial Statements

Year ended March 31, 2002 and 2001
(Expressed in Canadian dollars)

8. SHARE CAPITAL (Continued)

(b) During the year ended March 31, 2002, the Company issued 3,125,000 units for proceeds of $441,981 (net of issue costs of $58,019). Pursuant to a letter agreement dated August 31, 2001 with Global and Peter Allard ("Allard"), Global and Allard each invested $250,000 for 3,125,000 units of the Company. Each unit consists of one common share at $0.16 and a two-year warrant to purchase an additional share at $0.19 per share. Additionally, Global will provide the Company with advertising credits totaling $1,000,000 over two years to be used on Global media properties in addition to the $530,000 unused credits remaining under a prior agreement, sell advertising for the Company and purchase content and services to a guaranteed minimum amount of $450,000 over the next year and provide certain management services to the Company.

The agreement between the Company and Global dated July 17, 2000 was terminated.

During the year ended March 31, 2002, 550,900 common shares of the Company were surrendered by a shareholder, and subsequently cancelled, in exchange for settlement of Loan to Shareholder.

(c) During the year ended March 31, 2001, the Company issued 3,333,333 units for net cash proceeds of $9,837,433, (net of issue costs of $162,557) to Global. Pursuant to an agreement dated July 17, 2000, Global invested $10 million for 3,333,333 units of the Company. Each unit consists of one common share and one common share purchase warrant entitling Global to purchase one common share of the Company within one year of issuance. The proceeds from the units were used as follows: $5 million in prepaid advertising and promotion on the Global media properties at market rates, and $5 million in working capital.

(d) Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price	Shares	Price	Shares
Outstanding, March 31, 2000	1,186,500	$0.69-$2.66	2,122,815	$0.56-$3.50	3,309,315
Year ended March 31, 2001					
Granted	1,017,000	$0.30-$2.15	3,333,333	$4.00	4,350,333
Exercised	(8,500)	$1.00-$1.76	(381,250)	$0.65-$1.60	(389,750)
Cancelled	(556,000)	$0.90-$2.15	(741,571)	$0.65-$1.34	(1,299,571)
Outstanding, March 31, 2001	1,637,000	$0.30-$2.66	4,333,327	$0.65-$4.00	5,970,327
Year ended March 31, 2002					
Granted			2,631,579	$0.19	2,631,579
Cancelled	(1,207,000)	$0.30-$2.66	(4,333,327)	$3.50-$4.00	(5,540,327)
Outstanding, March 31, 2002	430,000		(1,701,748)		3,061,579

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Year ended March 31, 2002 and 2001
(Expressed in Canadian dollars)

8. **SHARE CAPITAL (Continued)**

(d) (continued)

The following table summarizes information concerning stock options outstanding as at March 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at March 31, 2002L	Weighted Average Remaining Contractual ife (months)	Weighted Average Exercise Price	Number Exercisable at March 31, 2001	Weighted Average Exercise Price
$0.30 - $0.69	66,000	11.18	$ 0.64	66,000	$ 0.64
$1.00 - $1.38	74,000	10.84	1.15	74,000	1.15
$1.60 - $1.90	50,000	1.00	1.81	50,000	1.81
$2.15 - $2.66	240,000	1.04	1.04	240,000	1.04
	430,000	9.56	$ 1.09	430,000	$ 1.09

At March 31, 2001 1,637,000 stock options were exercisable at a weighted average exercise price of $1.55.

9. **INCOME TAXES**

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2002	2001
Statutory tax rate	44%	45%
Recovery of income taxes computed at standard rates	$ 1,780,827	$ 4,253,634
Tax losses not recognized in the period that the benefit arose	(1,766,148)	(4,094,676)
Other	(14,679)	(158,958)
	$ -	$ -

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Year ended March 31, 2002 and 2001
(Expressed in Canadian dollars)

9. INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax asset is as follows:

	2002	2001
Capital assets	$ 331,900	$ 232,200
Investments	18,314	160,026
Operating losses carry-forward	9,396,000	12,450,955
	9,746,214	12,843,181
Less: Valuation allowance	(9,746,214)	(12,843,181)
	$ -	$ -

The Company has approximately $27,000,000 of non-capital losses for tax purposes available at various dates to 2009 to be carried forward and applied against future income for tax purposes.

10. RELATED PARTY TRANSACTIONS

(a) During the year ended March 31, 2002, the Company:

(i) earned interest income of $Nil (2001 - $28,665) from the former President of the Company and $Nil (2001 - $57,581) from companies related by former directors in common and companies in which the Company holds shares as investments;

(ii) paid consulting fees of $99,800 (2001 - $186,808) to directors of the Company; and

(iii) paid consulting fees of $9,000 (2001 - $Nil) to a former director of the Company.

(b) As at March 31, 2001 the Company had $688,340 of accounts and advances receivable from related parties which were due from companies related by current and former directors in common and companies in which the Company holds shares as investments and which have been fully provided for as doubtful accounts.

MEDBROADCAST CORPORATION
Notes to the Consolidated Financial Statements
Year ended March 31, 2002 and 2001
(Expressed in Canadian dollars)

11. FINANCIAL INSTRUMENTS

The fair values of the Company's cash and term deposits, accounts and advances receivable, investments, loan to shareholder, accounts payable and accrued liabilities and loan payable were estimated to approximate their carrying values, except as disclosed in Note 3.

12. SUBSEQUENT EVENTS

Subsequent to March 31, 2002, the Company collected its shareholder loan in the amount of $100,000.

13. CONTINGENCIES

During 2002, the Company received a statement of claim for non-issuance of 250,001 escrow shares under the terms of a purchase agreement. The Company believes this litigation is without merit and will not have an adverse impact on its results of operations or financial position. Subsequent to year end, this litigation was withdrawn by the litigant.

The Company has received notice of a Statement of Claim filed for non-payment of certain services in the amount of $56,195 performed for a former affiliate. The Company believes this litigation is without merit and will not have an adverse impact on its results of operations or financial position.

SCHEDULE "H"

PRO FORMA FINANCIAL STATEMENTS OF MEDBROADCAST CORPORATION

Pro forma Consolidated Financial Statements

ROCK ENERGY LTD.

June 30, 2003

COMPLIATION REPORT

The Board of Directors
Rock Energy Ltd.

We have read the accompanying unaudited pro forma balance sheet of Rock Energy Ltd. ("Rock") at June 30, 2003 and unaudited pro forma statement of operations for the six months then ended and have performed the following procedures:

1. Compared the figures in the columns captioned "Rock Energy Ltd." to the audited financial statements of Rock as at June 30, 2003 and for the six months then ended and found them to be in agreement.
2. Compared the figures in the balance sheet column captioned "Medbroadcast Corporation" to the unaudited balance sheet of Medbroadcast Corporation ("Medbroadcast") as at June 30, 2003 and found them to be in agreement.
3. Compared the figures in the statement of operations column captioned "Medbroadcast Corporation" to figures that had been calculated from the audited statement of loss of Medbroadcast for the year ended March 31, 2003 and the unaudited statement of loss of Medbroadcast for the three months ended June 30, 2003 and found them to be in agreement.
4. Made enquires of certain officials of Rock who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the pro forma financial statements comply as to form in all material respects with the securities regulatory authorities in various provinces of Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma financial statements comply as to form in all material respects with the securities regulatory authorities in various provinces of Canada.
5. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Rock Energy Ltd." and "Medbroadcast Corporation" as at June 30, 2003 and for the six months then ended and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information.

Accordingly, we express no such assurance. The foregoing procedures would not necessary reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

(signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada
October 31, 2003

ROCK ENERGY LTD.

Pro Forma Consolidated Balance Sheet

As at June 30, 2003

	Rock Energy Ltd. (audited)	Medbroadcast Corporation (unaudited)	Pro forma adjustments (Note 2)	Pro forma consolidated (unaudited)
Assets				
Current assets:				
Cash and term deposits	$ 2,711,935	$ 64,704	$13,400,000 (200,000) 50,000	$ 16,026,639
Accounts receivable	324,537	20,527	–	345,064
Other receivable			100,000	100,000
Other current assets	61,378	150	(150)	61,378
	3,097,850	85,381	13,349,850	16,533,081
Other assets	–	607,334	(607,334)	–
Property, plant and equipment, net	2,040,197	–	–	2,040,197
Goodwill	–	–	2,395,425	2,395,425
	$ 5,138,047	$ 692,715	15,137,941	$20,968,703
Liabilities and Shareholders' Equity				
Current liabilities:				
Shareholder loans	$ –	$ 200,000	$ (200,000)	$ –
Accounts payable and accrued liabilities	422,535	130,367	–	552,902
	422,535	330,367	(200,000)	552,902
Future site restoration	13,696	–	–	13,696
Shareholders' equity:				
Share capital	4,437,000	2,069,468	(2,069,468) 15,700,289	20,137,289
Retained earnings (deficit)	264,816	(1,707,120)	1,707,120	264,816
	4,701,816	362,348	15,337,941	20,402,105
	$ 5,138,047	$ 692,715	15,137,941	$20,968,703

See accompanying notes to pro forma consolidated financial statements.

ROCK ENERGY LTD.

Pro Forma Consolidated Statement of Operations

For the six months ended June 30, 2003
(Unaudited)

	Rock Energy Ltd.	Medbroadcast Corporation	Pro forma adjustments	Pro forma consolidated
	(audited)	(unaudited)	(Note 2)	(unaudited)
Revenues:				
Petroleum and natural gas sales	$ 1,306,795	$ –	$ –	$ 1,306,795
Royalties	(315,470)	–	–	(315,470)
Other income	23,998	3,970	(3,970)	23,998
			132,000	132,000
	1,015,323	3,970	128,030	1,147,323
Expenses:				
Operating	279,436	–	–	279,436
General and administrative	321,872	195,212	(195,212)	321,872
Interest expense	22,865	12,531	(12,531)	22,865
Depletion, depreciation and amortization	112,638	–	–	112,638
Provision for future site restoration	13,696	–	–	13,696
	750,507	207,743	(207,743)	750,507
Income (loss) before income taxes and discontinued operations	264,816	(203,773)	335,773	396,816
Provision for income taxes	–	–	(12,500)	(12,500)
Income (loss) before discontinued operations	264,816	(203,773)	323,273	384,316
Discontinued operations:				
Loss from current operations	–	–	(203,773)	(203,773)
Write-down of assets	–	(131,397)	–	(131,397)
Interest Expense	–	–	12,531	12,531
	–	(131,397)	(191,242)	(322,639)
Net earnings (loss)	$ 264,816	$ (335,170)	$ 132,031	$ 61,677
Income per share, before discontinued operations (note 3):				
Basic				$ 0.00
Diluted				$ 0.00
Net income per share (note 3):				
Basic				$ 0.00
Diluted				$ 0.00

See accompanying notes to pro forma consolidated financial statements.

ROCK ENERGY LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the six months ended June 30, 2003
(Unaudited)

---

1. Basis of presentation:

Pursuant to an acquisition agreement dated October 31, 2003 with Rock Energy Ltd. ("Rock"), Medbroadcast Corporation ("Medbroadcast") proposed to acquire all the issued and outstanding shares of Rock in exchange for 23.92 Medbroadcast common shares for each share of Rock. Medbroadcast, a public company listed on the TSX Venture Exchange, is engaged in the business of providing an internet multimedia health and medical information website (see note 2(a)(ii)). Rock, an Alberta private company, is engaged in the exploration for, and the development of, oil and natural gas.

The accompanying unaudited consolidated pro forma financial statements have been prepared by the management of Rock in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at June 30, 2003 is based on:

(a) the audited balance sheet of Rock as at June 30, 2003 ; and

(b) the unaudited balance sheet of Medbroadcast as at June 30, 2003.

The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2003 is based on:

(a) the audited statement of operations of Rock for the six months ended June 30, 2003;

(b) An unaudited statement of operations of Medbroadcast for the six months ended June 30, 2003, derived from the audited statement of operations for the twelve months ended March 31, 2003 and the unaudited statement of operations for the three months ended June 30, 2003;

These pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of Rock for the period from incorporation on November 21, 2002 to June 30, 2003 and Medbroadcast as at and for the year ended March 31, 2003 and for the three months ended June 30, 2003.

ROCK ENERGY LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the six months ended June 30, 2003
(Unaudited)

---

2. Pro forma transaction and assumptions:

(a) The pro forma consolidated balance sheet gives effect to the following transactions and assumptions as if they occurred on June 30, 2003:

(i) Medbroadcast will close a $15,000,000 equity financing. Medbroadcast will issue 132,860,939 special warrants of Medbroadcast at a price of $0.1129 per special warrant. Medbroadcast will net $13,400,000, after underwriters' fees, legal, audit and other costs associated with the financing and acquisition of Rock.

(ii) Medbroadcast has agreed to license, with an option to purchase, its internet website assets to a third party for consideration of $150,000, net of sales taxes. Medbroadcast will receive a cash payment of $50,000 on closing of the transaction. The $100,000 of anticipated future payments will be recognized as an other receivable.

(iii) Upon receipt of shareholders approval, Medbroadcast will purchase all the existing common shares of Rock. Medbroadcast will issue 23.92 common shares of Medbroadcast for each common share of Rock. Medbroadcast will also convert all existing Rock common share purchase warrants ("Rock Warrants") for common share purchase warrants of Medbroadcast ("Medbroadcast Warrants") at rate of 23.92 Medbroadcast Warrants for each Rock Warrant. Rock shareholders will receive 105,606,800 Medbroadcast common shares and 10,644,400 Medbroadcast Warrants. Concurrent with the completion of the financing, Medbroadcast will grant options to directors, officers and employees of Medbroadcast to acquire 12,565,176 Medbroadcast shares at a price of $0.1129 per share. Following the transaction, Rock's shareholders will hold approximately 45.5% of the issued and outstanding common shares, on a fully diluted basis.

(iv) A 30 for 1 share consolidation has been proposed for consideration by the shareholders and includes a provision whereby shareholders receiving less than 34 shares on a post consolidation basis will receive cash instead of shares. The cash payment is based on $0.1129 per share for each common share held prior to giving effect to the consolidation. The pro forma statements do not included the effect of such cash payment or reduction in shares as the amounts are not expected to be material.

(v) The acquisition of Rock by Medbroadcast will be accounted for as a reverse takeover. Accordingly, the transaction will be reflected as an acquisition of Medbroadcast by Rock.

ROCK ENERGY LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the six months ended June 30, 2003
(Unaudited)

(b) The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed:

Net assets acquired:	
Cash	$13,514,704
Accounts receivable	20,527
Other receivable	100,000
Goodwill	2,395,425
Accounts payable and accrued liabilities	(130,367)
Shareholders' loan	(200,000)
	$15,700,289
Transaction exchange value	$15,700,289

Medbroadcast has approximately $35 million in tax loss carry forwards and other deductions. While management believes these loss carry forwards and other deductions have economic value, this economic value cannot be recorded as future income tax asset because it is not probable that the future tax asset will be realized. Accordingly, the excess purchase price has been recorded as goodwill. Should it become more likely than not that such future tax assets be realized, they will first be recognized in future financial statements as a reduction of recorded goodwill until such goodwill has been reduced to $nil and thereafter as a reduction to tax expense. The allocation of the purchase price represents management's preliminary estimate and is subject to refinement.

(i) Rock will repay shareholders' loan following the acquisition.

(c) Pro-forma share capital:

The issued and outstanding common shares of Rock, following the acquisition are summarized as follows:

	Number of shares	Amount
Shares issued to Rock shareholders	105,606,800	$ 4,437,000
Shares issued on equity financing	132,860,939	13,400,000
Shares held by Medbroadcast	21,217,230	2,300,289
	259,684,969	$20,137,289
Consolidation on 30:1 basis	8,656,166	$20,137,289

ROCK ENERGY LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the six months ended June 30, 2003
(Unaudited)

(d) The pro forma consolidated statement of operations for the six month period ended June 30, 2003 gives effect to the following transaction and assumptions as if they occurred as at January 1, 2003.

(i) *Medbroadcast will have completed the equity financing* as described in Note 2(a)(i), the license agreement in Note 2(a)(ii), and the acquisition of Rock in Note 2(a)(iii);

(ii) The Medbroadcast operations have been reclassified as discontinued operations;

(iii) Interest income has been earned based on an imputed interest rate of 2% on the $13.4 million of equity financing less $200,000 for repayment of the shareholders' loan;

(iv) The provision for income taxes has been adjusted for incremental large corporation taxes payable; and

(v) Rock will repay shareholders' loan following the acquisition.

3. Pro forma per share amounts:

The basic weighted average number of shares outstanding for the period are 259,674,969 common shares. Diluted shares include an additional 18,083,330 common shares to include the dilution effect of warrants and options.

SCHEDULE "I"

MEDBROADCAST CORPORATION

STOCK OPTION PLAN

MEDBROADCAST CORPORATION

STOCK OPTION PLAN

ARTICLE 1
INTERPRETATION

1.1 Supersedes Prior Option Plans

This Plan supersedes and replaces all prior option plans of Medbroadcast Corporation, and all options to acquire Common Shares of the Corporation granted under any prior option plan shall henceforth be Options governed by and subject to the provisions of this Plan.

1.2 Purpose of Plan

The purpose of the Plan is (i) to develop the interest of Optionees in the growth and development of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation thereby more closely aligning the personal interests of such Optionees to that of the shareholders of the Corporation and (ii) to better enable the Corporation and its subsidiaries to compensate, attract, retain and motivate persons of desired experience and ability.

1.3 Definitions

In this Plan, unless there is something in the subject or context inconsistent therewith, the following terms shall have the following meanings:

(a) "**Act**" means the *Securities Act* (Alberta), as amended;

(b) "**Board of Directors**" means the board of directors of the Corporation;

(c) "**Common Share**" means a common share in the capital of the Corporation as constituted on the effective date of this Plan and, after any adjustments pursuant to Section 6.1 hereof, means the shares or other securities or property which, as a result of such adjustments and all prior adjustments pursuant to Section 6.1 hereof, the holders of Options are then entitled to receive on the exercise thereof;

(d) "**Convertible Securities**" means securities issued by the Corporation which entitle the holder to acquire Common Shares;

(e) "**Corporation**" means Medbroadcast Corporation and any successor or continuing corporation resulting from any form of corporate reorganization;

(f) "**Current Market Price**" means the closing trading price per Common Share on the last trading day immediately preceding the date of the computation, or if such Common Shares are not listed on any stock exchange at a price determined by the Board of Directors. If no trades are reported on the Exchange on the last trading day immediately preceding the date of the computation, the closing trading price on the most recent date preceding the date of computation will be used in the computation;

(g) "**Exchange**" means, at any time, The TSX Venture Exchange if the Common Shares are listed and posted for trading thereon at such time or, otherwise, any other stock exchange upon which the Common Shares are listed and posted for trading at such time;

(h) "**Exercise Price**" means the price at which a Common Share may be purchased pursuant to the exercise of a Vested Option;

(i) "**Expiry Date**" means the date upon which an Option expires and is of no further force or effect, as may be adjusted pursuant to Article 7 hereof;

(j) "**Option**" means a right to purchase one Common Share that is granted pursuant to this Plan;

(k) "**Option Agreement**" means an agreement between the Corporation and a Participant pursuant to which an Option is granted to such Participant;

(l) "**Optionee**" means a Participant to whom an Option has been granted pursuant to this Plan;

(m) "**Participant**" means, at any time, a person who at such time is at least one of a director, officer or employee of the Corporation or one of its subsidiaries (or a corporation wholly-owned by such person or together with such person's spouse and/or children) or a consultant (which may be a corporation) who provides services to the Corporation or one of its subsidiaries;

(n) "**Unvested Option**" means, at any time, an Option that is not exercisable at such time;

(o) "**Vesting Date**" means the date upon which an Unvested Option vests so as to become a Vested Option; and

(p) "**Vested Option**" means, at any time, an Option that is exercisable at such time.

1.4 Number and Gender

In this Plan, unless there is something in the subject or context inconsistent therewith, words importing the singular number include the plural, and vice versa, and words importing the masculine gender include the feminine and neuter genders, and vice versa.

1.5 No Effect on Employment or Retainer

Participation in this Plan by a Participant is entirely voluntary and does not affect the Participant's employment or continued retainer by, or other engagement with, the Corporation or its subsidiaries. Neither this Plan nor the granting to a Participant of an Option hereunder of itself gives such Participant any right to continue to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries.

None of the terms and conditions governing an Option shall be affected by any change in the terms of the Optionee's employment by or engagement with the Corporation so long as the Optionee continues to be a Participant.

1.6 No Rights as Shareholder

An Optionee has no rights whatsoever as a shareholder in respect of a Common Share to which he is entitled upon the valid exercise of a Vested Option unless and until he has validly exercised such Option and paid the Exercise Price and such Common Share has been issued to him.

1.7 No Assurance of Value

The Corporation does not assure a profit or protect against a loss upon the exercise of any Option or the subsequent sale of any Common Share acquired thereby. The Corporation assumes no responsibility relating to any tax liability of the Optionee by reason of any transaction entered into pursuant to this Plan.

1.8 No Limitations on Board of Directors

Nothing contained in this Plan shall or shall be deemed to restrict or in any way limit the rights and powers of the Board of Directors in relation to any allotment and issuance of any securities of the Corporation that are not reserved for issuance hereunder, subject to the regulations of the Exchange.

1.9 No Inconsistencies with Exchange Rules

This Plan is subject to the rules and regulations of the Exchange and any other exchange facility through which the Common Shares may be traded. To the extent that any provision of this Plan conflicts with any such rules and regulations, such rules and regulations shall govern and this Plan shall be deemed to be amended to be consistent therewith, and the Board of Directors of the Corporation be and is hereby authorized and empowered to do all such acts and things and to restate the Plan in accordance with any such deemed amendments without any further action or approval of the shareholders of the Corporation.

ARTICLE 2
ADMINISTRATION OF PLAN

2.1 Board of Directors Responsible

This Plan shall be administered by the Board of Directors. However, the Board of Directors may delegate to a committee thereof or to one or more officers of the Corporation the responsibility for administering the Plan or any portion thereof. Any reference in this Plan to the Board of Directors shall include a reference to such a committee or officer(s), as the case may be.

2.2 Decisions Final and Binding

All decisions and interpretations by the Board of Directors respecting this Plan or Options granted hereunder, including decisions as to adjustments in accordance with Section 6.1, shall be final and binding on the Corporation, all Optionees and Participants and their respective successors.

2.3 Regulatory Approvals

The administration of this Plan, including the grant or exercise of any Options pursuant hereto, is subject to receipt by the Corporation of all approvals, advance rulings, exemptions or registrations required or desired under applicable laws and regulations, including all approvals or registrations required by the Exchange or any other exchange facility through which the Common Shares may, from time to time, be traded.

2.4 Maintenance of Records

The Corporation will maintain all records relating to the administration of this Plan as may be necessary or advisable. Upon written request from an Optionee, the Corporation will furnish to that Optionee a statement indicating the number of Options held on his behalf.

2.5 Amendments to and Termination of Plan

The Board of Directors may at any time, but subject always to the receipt of required regulatory approvals, alter, amend or revise the terms and conditions of this Plan or of any outstanding Options or suspend, discontinue or terminate this Plan or any portion hereof, all provided that, without the prior written consent of an Optionee, no such action shall adversely affect any Options previously granted to such Optionee and in respect of which the conditions of Section 4.3 hereof have been satisfied. Upon the suspension, discontinuance or termination of this Plan or any portion hereof, any Option granted prior thereto and in respect of which the conditions in Section 4.3 hereof have been satisfied shall remain exercisable in accordance with its terms as specified herein and in the Option Agreement.

ARTICLE 3
RESERVATION AND ISSUANCE OF COMMON SHARES

3.1 Interpretation

In this Article 3, the following terms shall have the following meanings:

(a) "**Associate**" has the meaning assigned by the Act;

(b) "**Available Option Shares**" means the number of Common Shares within the Plan Limit which are available at any time for the grant of Options as set forth in Section 3.2;

(c) "**Insider**" means (i) an insider (as defined in the Act) of the Corporation and (ii) any Associate of any person who is an insider of the Corporation by virtue of subparagraph (i);

(d) "**Outside Director**" means any director of the Corporation who is also not an officer of the Corporation;

(e) "**Outstanding Common Shares**" means, at any time, the number of Common Shares issued and outstanding on a non-diluted basis at such time; and

(f) "**Plan Limit**" means, at any time, the aggregate number of Common Shares that may be issued or reserved for issuance pursuant to this Plan (as defined in Section 3.2 and subject to adjustment as set forth in Section 3.2.

3.2 Plan Limit - Aggregate Number of Common Shares Issuable Pursuant to Plan

The aggregate number of Common Shares that may be reserved for issuance pursuant to Options granted under this Plan shall not exceed 25,968,496 (the "Plan Limit"). The Plan Limit, less (i) the number of Common Shares reserved for Options currently outstanding under the Plan and (ii) the number of Common Shares issued upon exercise of Options previously granted under the Plan shall, at any time, constitute the Available Option Shares. The Plan Limit shall be adjusted to account for any subdivision or consolidation of the Common Shares. For the purposes of determining the Available Option Shares, Common Shares that were issuable pursuant to any Options:

(a) that were surrendered pursuant to the Put Right contained in Section 5.6 hereof, or

(b) that have expired or otherwise been terminated without being exercised, whether pursuant to this Plan or otherwise,

shall thereafter be included as Available Option Shares. The Plan Limit may otherwise be increased or decreased from time to time, subject to the requirements of the Exchange, including approval by the Corporation's shareholders if required.

3.3 Other Limitations

Notwithstanding any other provision of this Plan:

(a) the number of Common Shares issuable pursuant to the Plan to any one person shall not exceed 5% of the outstanding Common Shares; and

(b) the number of Common Shares reserved for issuance, or issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of the Corporation, to insiders shall not exceed 10% of the outstanding Common Shares and the number of Common Shares issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of the Corporation, to any one insider and such insider's associates shall not exceed 5% of the outstanding Common Shares;

where "insider" and "associate" shall have the meanings of such terms under the *Securities Act* (Ontario) provided that "insider" shall include any associate of the insider as otherwise defined and "outstanding Common Shares", in determining the number of Common Shares issuable within one year, shall be determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding any Common Shares issued pursuant to share compensation arrangements over the preceding one-year period.

ARTICLE 4
GRANT OF OPTIONS

4.1 *Discretionary Grants of Options*

The Board of Directors may from time to time and in its discretion grant a specified number of Options to any one or more Participants. At the time of grant, the Board of Directors shall fix the following terms in respect of each grant of Options to each Participant:

(a) the number of Options;

(b) the Exercise Price(s) thereof;

(c) the Vesting Date(s) applicable thereto; and

(d) the Expiry Date(s) thereof.

The Board of Directors may also fix such other terms and conditions of the Option Agreement, not inconsistent with this Plan, as the Board of Directors in its discretion may determine.

4.2 Limitations on Terms of Options

The terms fixed by the Board of Directors in respect of a grant of Options shall be subject to the following conditions:

(a) the Expiry Date of an Option shall be no later than ten (10) years from the date of grant of such Option;

(b) the Option shall not be assignable; and

(c) the Exercise Price of any Option will be fixed by the Board of Directors when such Option is granted and will be the Current Market Price.

4.3 Conditions Precedent to Effectiveness of Options

The grant of an Option to a Participant is conditional and is of no force and effect until the following conditions shall have been satisfied:

(a) all regulatory approvals have been obtained; and

(b) an Option Agreement has been duly executed by the Corporation and delivered to such Participant.

4.4 Execution and Delivery of Option Agreement

An Option Agreement shall be in the form attached as Schedule "A" to this Plan or in such other form as the Board of Directors may from time to time approve. An Option Agreement may be executed and delivered for and on behalf of the Corporation by either the President or Vice-President, Finance, or such other officer of the Corporation who may be identified for such purpose by the Board of Directors.

ARTICLE 5
EXERCISE OF OPTIONS

5.1 Exercise of Vested Options

Subject to Section 5.6 hereof, a Vested Option may be exercised by delivery from the Optionee to the Corporation, at its head office in Calgary, Alberta, of a written notice of exercise ("Exercise Notice"), substantially in the form attached as Schedule "B", that specifies the number of Common Shares with respect to which such Vested Option is being exercised together with payment in full of the Exercise Price for the Common Shares that are being purchased pursuant to such exercise.

5.2 Conditions Precedent to Issuance of Common Shares Upon Exercise

If at any time the Board of Directors determines that any registration, qualification, consent, approval or undertaking is necessary under applicable law or regulatory requirement as a condition of the issuance of any Common Shares upon the exercise of Vested Options, then the issuance of such Common Shares shall not be made unless and until such registration, qualification, consent, approval or undertaking has been obtained free of any condition not acceptable to the Board of Directors.

5.3 Issuance of Common Shares Upon Exercise

Upon the exercise of Vested Options, the Corporation shall deliver or cause to be delivered to the Optionee a certificate registered in the name of such Optionee or designee representing the number of Common Shares to which the Optionee is entitled upon such exercise. Such certificate may have a legend reflecting any restrictions on resale under applicable law.

Common Shares issued upon the exercise of Vested Options shall be validly issued as fully paid and non-assessable. The issuance of such Common Shares shall not require further approval of the Board of Directors and shall be deemed to have occurred on the date that the related Options were exercised.

5.4 Restrictions on Resale of Common Shares

Any trade of the Optionee in any Common Shares issued to him pursuant to the exercise of Vested Options, including any sale or disposition for valuable consideration, and any transfer, pledge or encumbrance of such Common Shares, is subject to such regulatory approvals and other restrictions under applicable securities laws as may be required at the time of such trade. Accordingly, the Corporation makes no representation as to the ability of any Optionee to trade in the Common Shares so acquired upon the exercise of Vested Options.

5.5 Put Rights

An Optionee may exercise the right (the "Put Right") from time to time to require the Corporation to purchase all or any part of the then Vested Options of the Optionee by delivery to the Corporation, at its head office in Calgary, Alberta, of a written notice of exercise ("Put Notice"), substantially in the form attached as Schedule "C" hereto specifying the number of Options with respect to which the Put Right is being exercised. The Corporation will purchase from the Optionee all of the Options specified in the Put Notice at a purchase price (the "Purchase Price") equal to the excess of the Current Market Price on the date of receipt of the Put Notice by the Corporation (the "Notice Date") over the Exercise Price for each Option being purchased under the Put Right. Upon the exercise of the Put Right, the Corporation will cause to be delivered to the Optionee a cheque representing the Purchase Price within three business days of the Notice Date. Notwithstanding the foregoing, the Corporation may at its sole discretion decline to accept the exercise of a Put Right at any time.

5.6 Flow-Through Common Shares

(a) Provided that the Board of Directors has approved the issuance of Common Shares on a "flow-through" basis (the "Flow-Through Common Shares") pursuant to this Section 5.6 for any calendar year, an Optionee that exercises the Put Right in accordance with Section 5.5 may purchase (the "Flow-Through Purchase Right") from the Corporation that number of Flow-Through Common Shares and become entitled to renunciation of Canadian Exploration Expense (as defined in the *Income Tax Act* (Canada)) not greater than the number of Flow-Through Common Shares determined by dividing the Purchase Price by the Current Market Price determined on the Notice Date, rounded to the nearest whole Common Share, at a price equal to the Current Market Price determined on the Notice Date. An Optionee may exercise the Flow-Through Purchase Right by providing notice to the Corporation on the Notice Date of the Optionee's desire to so exercise his Flow-Through Purchase Right as contemplated in the form attached as Schedule "C" hereto. Upon exercise of the Flow-Through Purchase Right, the Optionee will deliver to the Corporation an executed subscription agreement, in a form acceptable

to the Corporation, and a cheque representing the purchase price for the Flow-Through Common Shares so subscribed within three business days of the Notice Date.

ARTICLE 6
ADJUSTMENTS TO TERMS OF OPTION AGREEMENTS

6.1 Alteration in Common Shares

In the event of.

(a) any subdivision or change of the Common Shares of the Corporation into a greater number of Common Shares, the Corporation shall deliver, at the time of any exercise thereafter of an Option, such additional number of Common Shares as would have resulted from such subdivision or change if the exercise of the Option had been made prior to the date of such subdivision or change;

(b) any consolidation or change of the Common Shares of the Corporation into a lesser number of Common Shares, the Corporation shall deliver, at the time of any exercise thereafter of an Option, such lesser number of Common Shares as would have resulted from such consolidation or change if the exercise of the Option had been made prior to the date of such consolidation or change;

(c) any reclassification of the Common Shares of the Corporation or change of the Common Shares into other shares, or in case of the consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares),or in case of any transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, an Optionee shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which he was theretofore entitled under exercise of an Option, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if the exercise of the Option had been made prior to the date of such reclassification, change, consolidation, amalgamation, merger or transfer.

6.2 Vesting on Death

In the event of an Optionee's death, all of the Unvested Options granted to the Optionee will vest on the day immediately preceding the date of his death and the Optionee s estate will have the right, for a period of 180 days thereafter, to exercise all of the unexercised Options. Options not exercised within the said 180 day period will automatically terminate.

6.3 Vesting on Disability

In the event an Optionee becomes entitled to long-term disability payments pursuant to the Corporation s disability insurance program (or if not a participant in such program, would have been entitled to such payments if the Optionee had been a participant in such program), all of the Unvested Options held by the Optionee will vest on the day immediately preceding the day on which the Optionee becomes entitled to long-term disability payments and the Optionee will have the right, for a period of 180 days thereafter, to exercise all of the Options unexercised. Options not exercised within the said 180 day period will automatically terminate.

6.4 Vesting on Retirement

If an Optionee retires pursuant to a retirement policy approved by the Board of Directors, all of the Unvested Options held by the Optionee will vest on the day immediately preceding the date of his retirement and the Optionee will have the right, for a period of 60 days thereafter, to exercise all of the unexercised Options. Options not exercised within the said 60 day period will automatically terminate.

6.5 Exercised on Resignation or Termination

If an Optionee resigns from the Corporation or is terminated by the Corporation (with or without cause), his Unvested Options will immediately terminate and be of no further force and effect provided, however, the resigning or terminated Optionee may, subject to the Expiry Date, for a period of 60 days from the date of resignation or termination exercise his Vested Options not previously exercised on the date of resignation or termination.

6.6 Vesting on Change of Control

If the Board of Directors so determines, all of the Unvested Options held by an Optionee will vest and become Vested Options preceding an event which would result in a Change of Control (as hereinafter defined) and the Optionee will have the right, for such period as the directors may specify, to exercise all of his unexercised Options. Options not exercised within the said period will terminate.

For the purposes of this clause, "Change of Control" of the Corporation will include and be interpreted as including the following events and circumstances:

(a) the purchase or acquisition of Common Shares or Convertible Securities by a Person (as hereinafter defined) which results in the Person beneficially owning, or exercising control or direction over, Common Shares or Convertible Securities such that, assuming only the conversion of Convertible Securities beneficially owned or over which control or direction is exercised by the Person, the Person would beneficially own, or exercise control or direction over, Common Shares carrying the right to cast more than 50% of the votes attaching to all Common Shares; or

(b) approval by the shareholders of the Corporation of: (i) an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation pursuant to which the shareholders of the Corporation immediately thereafter do not own shares of the successor or continuing cooperation which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation; (ii) the liquidation, dissolution or winding-up of the Corporation; or (iii) the sale, lease or other disposition of all or substantially all of the assets of the Corporation.

For the purposes of this clause, "Person" means: (a) an individual; (b) a partnership; (c) a corporation, an incorporated association, an incorporated syndicate or any other incorporated organization; (d) an unincorporated association, an unincorporated syndicate or any other unincorporated organization; (e) a trust: (f) a trustee, an executor, an administrator or any other legal representative; or (g) Her Majesty in right of Canada or any province thereof. Where any two or more Persons acting jointly or in concert or Persons associated or affiliated, within the meaning of the *Business Corporations Act* (Alberta), then the Common Shares and Convertible Securities acquired by each of them will be included in the calculation of a Change of Control.

For the purposes of determining when a Change of Control occurs by Persons acting jointly or in concert, Change of Control will be deemed to occur when the Persons first attempt to act, or in fact act, jointly or in concert.

For the purposes of determining who has made an acquisition referred to in this clause, it will be construed and interpreted as being the beneficial owner.

In the event that the Board of Directors decides that there has been a Change of Control and determines to accelerate the vesting of Options, the Optionee or his legal representatives will be given written notice by the Corporation of the Change of Control and acceleration of options in accordance with the provisions of this Plan and the period to exercise Options will commence on the day notice is given.

ARTICLE 7
GENERAL

7.1 Governing Law

This Plan and each Option granted under this Plan shall be governed by and construed in accordance with the laws of the Province of Alberta and any Option Agreement entered into pursuant to this Plan shall be treated in all respects as an Alberta contract.

7.2 Enurement

This Plan and any Option Agreement entered into pursuant hereto shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Optionee hereunder or under any Option Agreement is not transferable or alienable by the Optionee either by assignment or in any other manner and, during his lifetime, is vested only in him, but, subject to the terms hereof and of the Option Agreement, shall enure to the benefit of and be binding upon his legal personal representatives.

7.3 Conflict

In the event of a conflict between the terms of this Plan and an Option Agreement, the terms of this Plan shall prevail.

7.4 Waiver

No waiver by the Corporation of any term of this Plan or any breach thereof by an Optionee is effective or binding on the Corporation unless it is expressed in writing and any waiver so expressed does not limit or affect its rights with respect to any other or future breach.

ARTICLE 8
EFFECTIVE DATE

8.1 Effective Date

This Plan is effective as and from January •, 2004.

Notwithstanding the effective date of this Plan, no Common Shares may be issued pursuant to the exercise of Options granted pursuant to this Plan unless and until this Plan has been approved by the shareholders of the Corporation at a meeting duly called for that purpose and all regulatory approvals have been obtained.

SCHEDULE "A"

MEDBROADCAST CORPORATION

STOCK OPTION AGREEMENT
DATED: •

Granted by: **MEDBROADCAST CORPORATION** (the "Corporation")

To: ______________________________(the "Optionee")

1. The Optionee acknowledges receipt of a copy of the Corporation's Stock Option Plan (the "Plan") and hereby agrees that the terms and conditions of the Plan will govern the options granted hereby. Defined terms used in this agreement have the meanings set forth in the Plan.

2. The Corporation hereby grants to the Optionee Options to purchase Common Shares of the Corporation as set forth below on the terms and conditions as set forth herein and in the Plan that is incorporated herein by reference and attached hereto:

3. Subject to the terms of the Plan, the Options granted hereby shall vest on the respective Vesting Dates stipulated above, shall expire on the respective Expiry Date(s) stipulated above and shall be exercisable at the Exercise Price(s)stipulated above.

4. **The Plan contains provisions permitting the termination of the Plan and outstanding Options, changes to outstanding Options and the compulsory acquisition of outstanding Options in certain circumstances. The Optionee is encouraged to read and understand the provisions of the Plan.**

Number of Common Shares	Exercise Price	Vesting Date	Expiry Date
•	•	•	•
•	•	•	•
•	•	•	•

5. The addresses for service of the parties hereto are:

Medbroadcast Corporation.
2500, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6

and the Optionee:

Name: ______________________________

Address: ______________________________

City/Town, Province: ______________________________

Postal Code: ______________________________

Any party may from time to time change its address for service by written notice to the other party. All notices may be served by personal delivery or by mailing the same by registered post, postage prepaid, in a properly addressed envelope, addressed to the party to whom the notice is to be given at their address for service hereunder and will be deemed to have been received 48 hours after the mailing thereof, Sundays excepted.

6. The Options under this Option Agreement shall not be transferable or assignable by Optionee. In the event of any inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall govern.

7. Time is of the essence of this Agreement.

8. This Agreement is subject to the laws of the Province of Alberta.

MEDBROADCAST CORPORATION

______________________________	Per: ______________________________
Witness	Signature of Optionee

SCHEDULE "B"

MEDBROADCAST CORPORATION

NOTICE OF EXERCISE OF OPTIONS

Medbroadcast Corporation.
2500, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Dear Sirs:

I hereby give notice to exercise Vested Options to acquire Common Shares of Medbroadcast Corporation as follows:

Date of Option Grant: ______________________________

Option Exercise Price: $_____________________________

No. of Options Exercised: ______________________________

Aggregate Option Exercise Price: $_____________________________

My cheque in the amount of the aggregate option exercise price is enclosed. Please proceed to issue a certificate to me for the Common Shares to which I am entitled upon exercise of this option.

Yours truly,

____
Signature of Optionee

____
Name of Optionee

Registration Instructions:

Name: _________________________

Address: _________________________

SCHEDULE "C"

MEDBROADCAST CORPORATION

PUT RIGHT EXERCISE /FLOW-THROUGH PURCHASE RIGHT EXERCISE

Medbroadcast Corporation.
2500, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Dear Sirs:

Re: Put Right Exercise /Subscription for Flow-Through Purchase Right Exercise

PUT RIGHT EXERCISE

I wish to exercise my Put Right and surrender for cancellation certain of my Options to acquire Common Shares of Medbroadcast Corporation in exchange for payment per Option of an amount equal to the difference between the Option Exercise Price and the Current Market Price (as defined in Medbroadcast Corporation's Stock Option Plan). Details are as follows:

Date of Grant: ______________________________

No. of Options Surrendered for Cancellation: ______________________________

Current Market Price: $______________________________

Exercise Price: $______________________________

Cancellation Price Per Share: $______________________________

Purchase Price: $______________________________

I understand that Medbroadcast Corporation will issue a cheque in my name for the Purchase Price, less any income tax withholding requirements, within three business days of receipt of this letter.

FLOW-THROUGH PURCHASE RIGHT EXERCISE

[check A or B]

A. I do not wish to exercise my concurrent Flow-Through Purchase Right: ______________

B. I wish to exercise my concurrent Flow-Through Purchase Right as follows: ______________

Number of Flow-Through Common Shares to be acquired: ______________

Current Market Price per share: $____________

Aggregate flow-through subscription price: $____________

Attached is my cheque in the amount of the aggregate flow-through subscription price. Please provide me with a formal subscription agreement for execution.

Yours truly,

____
Signature of Optionee

____
Name of Optionee

SCHEDULE "J"

NOTICE OF CHANGE OF AUDITORS

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission

November 26, 2003

Dear Sirs:

NOTICE REGARDING PROPOSED CHANGE OF AUDITOR OF A REPORTING ISSUER GIVEN PURSUANT TO NATIONAL POLICY NO. 31

Notice is hereby given of a proposed change of auditors of Medbroadcast Corporation (the "Company"), which is to occur on January 7, 2004 at a special meeting of shareholders of the Company. Deloitte & Touche LLP have been the Company's auditors since 1988. The Company's Board of Directors have proposed that KPMG LLP be appointed auditors of the Company on a going forward basis at the special meeting of securityholders.

In the opinion of the Company, prior to the resignation, there were no reportable events. A "reportable event" is an occurrence in the relationship between the Company and Deloitte & Touche LLP which may have been a contributing factor in the resignation.

The contents of the Notice and attached letters from Deloitte & Touche LLP and KPMG LLP have been reviewed by the Audit Committee.

BY ORDER OF THE BOARD OF DIRECTORS OF
MEDBROADCAST CORPORATION

(signed) "*Leanne Bate*"
Leanne Bate
President

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Medbroadcast Corporation

Dear Sirs:

Re: Notice of Change of Auditors

As required by National Policy No. 31 of the Canadian Securities Administrators, we have reviewed the information contained in the Notice of Change of Auditors of Medbroadcast Corporation dated November 26, 2003 (the "Notice") and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that the Notice will be provided to the shareholders of Medbroadcast Corporation.

Yours very truly,

Dated at Vancouver, British Columbia this 26th day of November, 2003.

Yours truly,

(signed) "*Deloitte & Touche LLP*"

Chartered Accountants

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission

November 26, 2003

Dear Sirs:

Re: Medbroadcast Corporation

We have read the notice of change of auditors of Medbroadcast Corporation dated November 26, 2003 and, based on our knowledge at this time of the information contained in such notice, are in agreement with the information contained therein.

Yours truly,

(signed) "*KPMG LLP*"

Chartered Accountants

SCHEDULE "K"

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

190. (1) Right to dissent - Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) Further right - A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares - The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares -In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent - A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection - A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution - The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment - A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) Share certificate - A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture - A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate - A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights - On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) Offer to pay - A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms - Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment - Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court - Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) **Shareholder application to court** - If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue - An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs - A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties - On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court - On an application to a court under subsection (15) or (16), the court may determine whether any other, person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers - A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order - The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23) Interest - A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies - If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies - If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation - A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

1994, c. 24, s. 23; 2001, c. 14, ss. 94(2), (3), 135 (Sched., s. 64)

04 APR -9 7:21

(34)

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
MEDBROADCAST CORPORATION	03	06	30	03	11	28

ISSUER ADDRESS					
303- 343 Railway Street					
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.	
VANCOUVER	BC	V6A 1A4	(604) 921-4882	(604) 808-3570	
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.	
Leanne Bate		DIRECTOR		(604) 808-3570	
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS			
leanneb@iN8.ca		www.medbroadcast.com			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Robert King"	Robert King	03	11	27
"Leanne Bate"	Leanne Bate	03	11	27

FIN51-901F Rev.2000/12/19

Medbroadcast Corporation
CONSOLIDATED BALANCE SHEETS as at
(Canadian Dollars)
(Unaudited)

		June 30, 2003	March 31, 2003
ASSETS			
Current			
	Cash	$ 64,704	$ 101,413
	Accounts receivable	20,527	25,534
	Investments	150	150
		85,381	127,097
Unexpended advertising		457,334	457,334
Fixed assets (Note 3)		150,000	180,000
		$ 692,715	$ 764,431
LIABILITIES			
Current			
	Accounts payable and accrued liabilities	$ 130,367	$ 125,283
	Loan Payable	200,000	200,000
		330,367	325,283
SHAREHOLDERS' EQUITY			
Share capital		2,069,468	2,069,468
Deficit		(1,707,120)	(1,630,320)
		362,348	439,148
		$ 692,714	$ 764,431

Going Concern (Note 1)

Approved by the Board

(signed) "Robert King"

(signed) "Leanne Bate"

Medbroadcast Corporation
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Canadian Dollars)
(Unaudited)

	Three Months Ended June 30	
	2003	2002
Revenue		
Website revenues	$ -	$ 111,635
Other income	182	333
	182	111,968
Expense		
Communication	111	5,359
Depreciation and amortization	-	31,413
Filing, transfer and other fees	530	(2,234)
Interest	6,307	5,984
Legal fees	14,939	7,821
Office and miscellaneous	3,162	43,903
Professional and consulting fees	21,824	89,362
Wages and benefits	108	35,380
Website hosting	-	10,959
Write-down of fixed assets	30,000	-
	76,982	227,947
Net loss for the period	(76,800)	(115,979)
Deficit at beginning of the period	(1,630,320)	(33,869,968)
Deficit at end of the period	$ (1,707,120)	$ (33,985,947)
Basic and diluted loss per share	$ (0.00)	$ (0.01)
Weighted average number of shares outstanding	21,167,230	21,167,230

MEDBROADCAST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian Dollars)
(Unaudited)

	Three Months Ended June 30	
	2003	2002
Operating activities		
Net loss for the period	$ (76,800)	$ (115,979)
Items not involving an outlay of cash:		
Depreciation and amortization	-	31,413
Write-down of fixed assets	30,000	-
Change in non-cash operating working capital items:		
Change in accounts receivable	5,007	(47,472)
Change in accounts payable and accrued liablities	5,084	(11,897)
	(36,709)	(143,935)
Increase (decrease) in cash during the period	(36,709)	(143,935)
Cash at beginning of period	101,413	322,616
Cash at end of period	$ 64,704	$ 178,681
Supplemental disclosure of cash flow information:		
Interest paid	$ 6,307	$ 5,984
Income taxes paid	$ -	$ -

Medbroadcast Corporation
Notes to the Consolidated Financial Statements
For Three Months Ended June 30, 2003

Note 1. Going Concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The Company has incurred losses and negative cash flow from operations for several years. These factors create uncertainty as to the Company's ability to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and, ultimately, the attainment of profitable operations.

Note 2. Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2003. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

Note 3. Fixed Assets

Fixed assets are comprised of assets relating to the Company's website business and are carried at their net realizable value. based on the License Agreement with Virtual Learning Inc. (see Note 4).

Note 4. Subsequent Events

Agreement with Teck Cominco Ltd.
The Company entered into an agreement with Teck Cominco Ltd. ("Teck") dated September 19, 2003 (the "Agreement") whereby Medbroadcast is released of its obligations to Teck pursuant to a prior agreement dated April 29, 1991, which gave Teck the right of first refusal to participate in future public or private placement financings engaged in by the Company. The April 29, 1991 agreement has been terminated in consideration of the issuance of 50,000 shares at a deemed price of $0.10 per share and execution of the Agreement which grants Teck a right of first refusal in respect of any future sales by the Corporation of its mineral properties.

License Agreement with Virtual Learning Inc.
On October 2, 2003 the Company entered into a license agreement with Virtual Learning Inc. ("VLI") for the license and eventual acquisition of Medbroadcast's website and related technology for a maximum of approximately $700,000, $544,00 of which is predicated on future performance. The agreement with VLI is effective April 30, 2003 and expires in June 2004. Under the agreement VLI will lease Medbroadcast's website technology as well as operate the website. VLI will make monthly payments to Medbroadcast under the lease and has the option to purchase the technology during the term of the agreement. The agreement is subject to shareholder approval as the website technology represents the major remaining operating asset of Medbroadcast.

Special Warrant Indenture
The Company entered into the Special Warrant Indenture (the "Indenture") with Computershare Trust Company of Canada ("Computershare") on October 23, 2003 which governs the rights and restrictions attached to the special warrants of Medbroadcast dated October 23, 2003, which were created and issued pursuant to the Indenture. The Indenture also governs the rights and obligations of Computershare, as trustee of the special warrant holders.

Special Warrant Financing
On October 24, 2003, the Company completed a private placement of 132,860,939 special warrants, each special warrant exercisable for no additional consideration on the part of the holder into one common share of Medbroadcast, at a price of $0.1129 per special warrant, for gross proceeds of $15 million. The underwriting was co-led by FirstEnergy Capital Corp. and J.F. Mackie & Company Ltd, and included Griffiths McBurney & Partners and Tristone Capital Inc. as underwriters. Proceeds from the issue will be placed in escrow until shareholder approval of the conversion of the special warrants into common shares has been obtained, and new management team has been appointed, including Allen J. Bey. In the event that shareholder approval is not received, proceeds from the private placement will be refunded to the subscribers.

Loan Agreement
On October 21, 2003, Medbroadcast entered into a Loan Agreement with Lang Financial Corp. ("Lang") under which Lang loaned $50,000 to Medbroadcast at an annual interest rate of 15 percent calculated and compounded quarterly in arrears and which loan is repayable on the earlier of: i) written notice of demand by the Lang; ii) release of gross proceeds of $15,000,000 financing to Medbroadcast; and iii) one year from the date of the agreement.

Acquisition Agreement with Rock Energy Ltd.
On October 31, 2003, the Company entered into an agreement to make an offer to acquire all of the outstanding shares of Rock Energy Ltd. ("Rock"). Under the agreement, Medbroadcast will issue 105,606,800 common shares at a deemed value of $0.1129 per common share to the shareholders of Rock, representing an exchange ratio of 23.92 Medbroadcast common shares for each Rock common share. The acquisition agreement is subject to shareholder approval.

MEDBROADCAST CORPORATION 04 APR -3 AM 7:21

35

Instrument of Proxy
For Special Meeting of Shareholders – Acquisition Approval Meeting

The undersigned shareholder of Medbroadcast Corporation (the "Corporation") hereby appoints Leanne Bate, the Interim President and a director of the Corporation, or failing her, Hagen Kennecke, a director of the Corporation, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Special Meeting of the shareholders ("Shareholders") of the Corporation (the "Acquisition Approval Meeting"), to be held on January 7, 2004 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Acquisition Approval Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or AGAINST** ☐ an ordinary resolution ratifying, confirming and approving the pre-acquisition agreement between the Corporation and Rock Energy Ltd. ("Rock") dated October 31, 21003, as amended (the "Pre-Acquisition Agreement") and approving the making of the offer to purchase all of the issued and outstanding shares of Rock in accordance with the terms and conditions of the Pre-Acquisition Agreement, the full text of which resolution is set forth in Schedule "A" to the Information Circular – Proxy Statement of the Corporation dated November 26, 2003 (the "Information Circular");

2. **FOR** ☐ **or AGAINST** ☐ a special resolution approving amending the Articles of Medbroadcast to consolidate the outstanding common shares of the Corporation ("Common Shares") on a 30 for 1 basis on the terms and conditions set forth and described in the Information Circular (including that Shareholders who hold less than 1,001 Common Shares prior to the consolidation and, accordingly, who would receive less than 34 Common Shares as a result of the consolidation will not receive post-consolidation Common Shares, provided that such Shareholders shall instead receive a cash payment in the amount of $0.1129 for each Common Share held prior to giving effect to the consolidation), the full text of which resolution is set forth in Schedule "A" to the Information Circular;

3. **FOR** ☐ **or AGAINST** ☐ a special resolution approving the change of name of the Corporation to Rock Energy Ltd., the full text of which resolution is set forth in Schedule "A" to the Information Circular;

4. **FOR** ☐ **or AGAINST** ☐ an ordinary resolution to appoint KPMG LLP, Chartered Accountants, as the auditors of the Corporation and authorize the directors to fix their remuneration as such;

5. **FOR** ☐ **or AGAINST** ☐ a special resolution authorizing the continuance of the Corporation from the federal jurisdiction of Canada to the province of Alberta, the full text of which resolution is set forth in Schedule "A" to the Information Circular; and

6. at the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Acquisition Approval Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The Common Shares represented by this Instrument of Proxy will be voted and, where the Shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each Shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Shareholder, to attend and to act for him and on his behalf at the Acquisition Approval Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of _______________, 200__.

____
(signature of shareholder)

____
(name of shareholder - please print)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the President of the Corporation, c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Acquisition Approval Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

5. If not dated, this proxy shall be deemed to bear the date on which it was mailed to shareholders by the Corporation.

MEDBROADCAST CORPORATION

Instrument of Proxy
For Special Meeting of Shareholders – Licencing and Financing Approval Meeting

The undersigned shareholder of Medbroadcast Corporation (the "Corporation") hereby appoints Leanne Bate, the Interim President and a director of the Corporation, or failing her, Hagen Kennecke, a director of the Corporation, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Special Meeting of the shareholders ("Shareholders") of the Corporation (the "Licencing and Financing Approval Meeting"), to be held on January 6, 2004 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Licencing and Financing Approval Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or AGAINST** ☐ a special resolution approving the licence and eventual sale of the Corporation's website to Virtual Learning Inc. ("VLI") in accordance with the terms and conditions of the Licence Agreement between the Corporation and VLI dated October 1, 2003, the full text of which resolution is set forth in Schedule "A" to the Information Circular – Proxy Statement of the Corporation dated November 26, 2003 (the "Information Circular");

2. **FOR** ☐ **or AGAINST** ☐ an ordinary resolution approving the issue of 132,860,939 special common share purchase warrants of the Corporation ("Special Warrants") at a price of $0.1129 per Special Warrant for gross proceeds of $15,000,000, each of which Special Warrants entitles the holder to acquire one (1) common share of the Corporation ("Common Share") for no additional consideration, subject to adjustment in certain events, the full text of which resolution is set forth in Schedule "A" to the Information Circular;

3. **FOR** ☐ **or AGAINST** ☐ an ordinary resolution approving a new share option plan which will authorize the board of directors of the Corporation to issue options to purchase up to 25,968,496 Common Shares to directors, officers and employees of and certain other persons providing services on an ongoing basis to the Corporation, the full text of which resolution is set forth in Schedule "A" to the Information Circular; and

4. at the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Licencing and Financing Approval Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The Common Shares represented by this Instrument of Proxy will be voted and, where the Shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each Shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Shareholder, to attend and to act for him and on his behalf at the Licencing and Financing Approval Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ______________, 200__.

____
(signature of shareholder)

____
(name of shareholder - please print)

(see over for notes)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the President of the Corporation, c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Licencing and Financing Approval Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

5. If not dated, this proxy shall be deemed to bear the date on which it was mailed to shareholders by the Corporation.

04 APR -6 7:21

(37)

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
MEDBROADCAST CORPORATION			03	06	30	03	11	28

ISSUER ADDRESS: 303- 343 Railway Street				
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6A 1A4	ISSUER FAX NO. (604) 921-4882	ISSUER TELEPHONE NO. (604) 808-3570
CONTACT PERSON Leanne Bate		CONTACT'S POSITION DIRECTOR		CONTACT TELEPHONE NO. (604) 808-3570
CONTACT EMAIL ADDRESS leanneb@iN8.ca		WEB SITE ADDRESS www.medbroadcast.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Robert King"	Robert King	03	11	27
"Leanne Bate"	Leanne Bate	03	11	27

FIN51-901F Rev.2000/12/19

MEDBROADCAST CORPORATION

SCHEDULE B

SUPPLEMENTARY INFORMATION

Medbroadcast Corporation
FOR THE YEAR ENDED June 30, 2003

Expenditures to Non-Arms Length Parties

Fees to director	$ 12,044
Interest to a shareholder	$ 6,307

SECURITIES ISSUED DURING THE QUARTER ENDED MARCH 31,2003

Date of issue	Type of security	Type of issue	Number of shares	Price	Total proceeds	Type of consideration	Commission

No securities were issued during the quarter ended June 30, 2003

Date granted	Number	Name	Exercise price	Expiry date

No options were granted during the quarter ended June 30, 2003

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT June 30, 2003

Class	Par Value	Authorized	Issued	
			Number	Amount
Common	N.P.V	Unlimited	21,167,230	$ 2,069,468
Preferred	N.P.V	300,000,000	Nil	Nil

OPTIONS AND WARRANTS OUTSTANDING AS AT June 30, 2003

Security	Number or amount	Exercise or convertible price	Expiry date
Warrants	2,631,579	$0.19	August 31, 2003

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT June 30, 2003

	Number of shares
Pooling	265,958

LIST OF DIRECTORS AS AT August 29, 2003

Leanne Bate
Robert King
Hagen Kennecke

LIST OF OFFICERS AS AT August 29, 2003

Leanne Bate - Interim President, Interim Chief Executive Officer & Interim Chief Financial Officer and Secretary

MEDBROADCAST CORPORATION

SCHEDULE C

MANAGEMENT DISCUSSIONS

AND ANALYSIS

MEDBROADCAST CORPORATION

MANAGEMENT DISCUSSION FOR THE THREE MONTHS ENDED JUNE 30, 2003

Description of Business

The Company is a provider of consumer oriented multimedia health and medical content and information, mainly via the its Internet site "medbroadcast.com". The company operates in one industry segment and all of its assets are located in Canada.

Operations and Financial Condition

For the Three Months Ended June 30, 2003

The Company incurred operating expenses totalling $76,982 for the three months ending June 30, 2003 as compared to $227,947 for the three months ending June 30, 2002. The most significant operating expenses during the current period were for professional fees of $21,824 compared to $89,362 during the same period of 2002. All other operating expenses were lower in the current period as a result of a reduction in the workforce, termination of external service agreements and a general reduction in operating expenses.

No investments were disposed during the three months ended June 30, 2003 as the Company disposed the majority of its investments in the year ended Mach 31, 2003.

Net loss for the quarter ended June 30, 2003 was $76,800 as compared to $115,979 for the quarter ended June 3, 2002.

As at June 30, 2003, the Company had cash and short-term investments totalling $64,704 as compared with $101,413 on March 31, 2003.

The Company had no financing activities during the current quarter and none in the comparative quarter in 2002.

The Company had no investing activities for the period ended June 30, 2003 and 2002.

CyberActive

Under a license agreement dated June 1, 1997 with UBC, CyberActive held the right to develop interactive medical software. Pursuant to the terms of an assignment of License Agreement dated July 23, 2002, CyberActive assigned its license to IMC Interactive Medical Curriculum Inc. ('IMC"), a company controlled by Dr. Qayumi, in consideration for 750,000 shares of IMC. UBC consented to the assignment. Pursuant to terms of the Amended and Restated Agreement, UBC is entitled to a royalty of 6% of gross revenues from IMC to a total of $2,000,000. UBC, CyberActive and the Corporation have agreed to a Royalty Sharing Agreement whereby UBC will pay to the Corporation 50% of royalties received from IMC to a total of $1,000,000. Additionally, the Corporation is relieved of any obligations to further finance the development and commercialization of the CyberActive technology.

Subsequent Events

Agreement with Teck Cominco
The Company entered into an agreement with Teck Cominco Ltd. ("Teck") dated September 19, 2003 (the "Agreement") whereby Medbroadcast is released of its obligations to Teck pursuant to a prior agreement dated April 29, 1991, which gave Teck the right of first refusal to participate in future public or private placement financings engaged in by the Comapny. The April 29, 1991 agreement has been terminated in consideration of the issuance of 50,000 shares at a deemed price of $0.10 per share and execution of the Agreement which grants Teck a right of first refusal in respect of any future sales by the Corporation of its mineral properties.

License Agreement with Virtual Learning Inc.
The Company entered into a license agreement with Virtual Learning Inc. ("VLI") for the license and eventual acquisition of Medbroadcast's website and related technology for a maximum of approximately $700,000, a portion of which is predicated on future performance. The agreement with VLI is effective April 30, 2003 and expires in June 2004. Under the agreement VLI will lease Medbroadcast's website technology as well as operate the website. VLI will make monthly payments to Medbroadcast under the lease and has the option to purchase the technology during the term of the agreement. The agreement is subject to shareholder approval as the website technology represents the major remaining operating asset of Medbroadcast.

Special Warrant Indenture
The Company entered into the Special Warrant Indenture (the "Indenture") with Computershare Trust Company of Canada ("Computershare") on October 23, 2003 which governs the rights and restrictions attached to the special warrants of Medbroadcast dated October 23, 2003, which were created and issued pursuant to the Indenture. The Indenture also governs the rights and obligations of Computershare, as trustee of the special warrant holders.

Special Warrant Financing
On October 24, 2003, the Company completed a private placement of 132,860,939 special warrants, each special warrant exercisable for no additional consideration on the part of the holder into one common share of Medbroadcast, at a price of $0.1129 per special warrant, for gross proceeds of $15 million. The underwriting was co-led by FirstEnergy Capital Corp. and J.F. Mackie & Company Ltd, and included Griffiths McBurney & Partners and Tristone Capital Inc. as underwriters. Proceeds fro m the issue will be placed in escrow until shareholder approval of the conversion of the special warrants into common shares has been obtained, and new management team has been appointed, including Allen J. Bey. In the event that shareholder approval is not received, proceeds from the private placement will be refunded to the subscribers.

Loan Agreement
On October 21, 2003, Medbroadcast entered into a Loan Agreement with Lang Financial Corp. ("Lang") under which Lang loaned $50,000 to Medbroadcast at an annual interest rate of 15 percent calculated and compounded quarterly in arrears and which loan is repayable on the earlier of: i) written notice of demand by the Lang; ii) release of gross proceeds of $15,000,000 financing to Medbroadcast; and iii) one year from the date of the agreement.

Acquisition Agreement with Rock Energy Ltd.
On October 31, 2003, the Company entered into an agreement to make an offer to acquire all of the outstanding shares of Rock Energy Ltd. ("Rock"). Under the agreement, Medbroadcast will issue 105,606,800 common shares at a deemed value of $0.1129 per common share to the shareholders of Rock, representing an exchange ratio of 23.92 Medbroadcast common shares for each Rock common share. The acquisition agreement is subject to shareholder approval.

Liquidity and Solvency

The financial statements have been prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The Company has incurred losses and negative cash flow from operations for several years. These factors create uncertainty as to the Company's ability to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and, ultimately, the attainment of profitable operations.

03 APR -2 AM 7:21

38

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
MEDBROADCAST CORPORATION	03	09	30	03	11	28

ISSUER ADDRESS				
303- 343 Railway Street				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V6A 1A4	(604) 921-4882	(604) 808-3570
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
Leanne Bate		DIRECTOR		(604) 808-3570
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
leanneb@iN8.ca		www.medbroadcast.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Robert King"	Robert King	03	11	28
"Leanne Bate"	Leanne Bate	03	11	28

FIN51-901F Rev.2000/12/19

Medbroadcast Corporation
CONSOLIDATED BALANCE SHEETS as at
(Canadian Dollars)
(Unaudited)

	September 30, 2003	March 31, 2003
ASSETS		
Current		
Cash	$ 483	$ 101,413
Accounts receivable	10,639	25,534
Investments	150	150
	11,272	127,097
Unexpended advertising	457,334	457,334
Fixed assets (Note 3)	150,000	180,000
	$ 618,606	$ 764,431
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 76,278	$ 125,283
Loan Payable	200,000	200,000
	276,278	325,283
SHAREHOLDERS' EQUITY		
Share capital	2,069,468	2,069,468
Deficit	(1,727,944)	(1,630,320)
	341,524	439,148
	$ 617,802	$ 764,431

Going Concern (Note 1)

Approved by the Board

(signed) "Robert King"

(signed) "Leanne Bate"

Medbroadcast Corporation
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Canadian Dollars)
(Unaudited)

	YEAR-TO-DATE For the Six Months Ended September 30		2ND QUARTER For the Three Months Ended September 30	
	2003	2002	2003	2002
Revenue				
Website revenues	$ -	$ 213,385	$ -	$ 101,750
Other income	9,295	6,430	9,113	6,097
	9,295	219,815	9,113	107,847
Expense				
Communication	1,790	13,693	1,679	8,334
Depreciation, amortization and writedown	-	62,828	-	31,414
Filing, transfer and other fees	11,009	6,767	10,479	9,001
Interest	11,984	12,099	5,677	6,115
Legal fees	34,418	26,214	19,479	18,393
Office and miscellaneous	14,409	91,177	11,247	47,275
Professional and consulting fees	45,455	155,236	23,631	65,873
Recovery of expenses	(41,169)	-	(41,169)	-
Wages and benefits	(977)	67,077	(1,085)	31,697
Website hosting	-	11,709	-	750
Write-down of fixed assets	30,000	-	-	-
	106,919	446,800	29,938	218,852
Net loss for the period	(97,624)	(226,985)	(20,825)	(111,005)
Deficit at beginning of the period	(1,630,320)	(33,869,968)	(1,707,119)	(33,985,947)
Deficit at end of the period	$ (1,727,944)	$ (34,096,953)	$ (1,727,944)	$ (34,096,952)
Loss per share	$ (0.00)	$ (0.01)	$ (0.00)	$ (0.01)
Weighted average number of shares outstanding	21,167,230	21,167,230	21,167,230	21,167,230

(Canadian Dollars)
(Unaudited)

		YEAR-TO-DATE For the Six Months Ended September 30				2ND QUARTER For the Three Months Ended September 30		
		2003		2002		2003		2002
Operating activities								
Net loss for the period	$	(96,820)		(226,985)		(20,021)		(111,005)
Items not involving an outlay of cash:								
Depreciation and amortization		-		62,828		-		31,414
Write-down of fixed assets		30,000		-		-		-
		(66,820)		(164,157)		(20,021)		(79,591)
Change in non-cash operating working capital items:								
Change in accounts receivable and advances		14,461		112,843		9,454		160,315
Change in accounts payable and accrued liablities		(48,571)		(15,332)		(53,654)		(3,435)
		(34,110)		(66,646)		(44,200)		77,289
Increase (decrease) in cash during the period		(100,930)		(66,646)		(64,221)		77,289
Cash at beginning of period		101,413		322,616		64,704		178,681
Cash at end of period	$	483	$	255,970	$	483	$	255,970
Supplemental disclosure of cash flow information:								
Interest paid	$	5,984	$	12,099	$	6,307	$	5,984
Income taxes paid	$	-	$	-	$	-	$	-

Medbroadcast Corporation
Notes to the Consolidated Financial Statements
For Six Months Ended September 30, 2003

Note 1. Going Concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The Company has incurred losses and negative cash flow from operations for several years. These factors create uncertainty as to the Company's ability to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and, ultimately, the attainment of profitable operations.

Note 2. Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2003. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

Note 3. Fixed Assets

Fixed assets are comprised of assets relating to the Company's website business and are carried at their net realizable value based on the License Agreement with Virtual Learning Inc. (see Note 4).

Note 4. Subsequent Events

Issuance of Shares to Teck Cominco
Pursuant to its agreement with Teck Cominco ("Teck") dated September 19, 2003 whereby Medbroadcast is released of its obligations to Teck under a prior agreement dated April 29, 1991, which gave Teck the right of first refusal to participate in future public or private financings engaged in by the Corporation, Mebroadcast issued 50,000 shares to Teck on November 7, 2003.

License Agreement with Virtual Learning Inc.
On October 2, 2003 the Company entered into a license agreement with Virtual Learning Inc. ("VLI") for the license and eventual acquisition of Medbroadcast's website and related technology for a maximum of approximately $700,000, $544,00 of which is predicated on future performance. The agreement with VLI is effective April 30, 2003 and expires in June

2004. Under the agreement VLI will lease Medbroadcast's website technology as well as operate the website. VLI will make monthly payments to Medbroadcast under the lease and has the option to purchase the technology during the term of the agreement. The agreement is subject to shareholder approval as the website technology represents the major remaining operating asset of Medbroadcast.

Special Warrant Indenture

The Company entered into the Special Warrant Indenture (the "Indenture") with Computershare Trust Company of Canada ("Computershare") on October 23, 2003 which governs the rights and restrictions attached to the special warrants of Medbroadcast dated October 23, 2003, which were created and issued pursuant to the Indenture. The Indenture also governs the rights and obligations of Computershare, as trustee of the special warrant holders.

Special Warrant Financing

On October 24, 2003, the Company completed a private placement of 132,860,939 special warrants, each special warrant exercisable for no additional consideration on the part of the holder into one common share of Medbroadcast, at a price of $0.1129 per special warrant, for gross proceeds of $15 million. The underwriting was co-led by FirstEnergy Capital Corp. and J.F. Mackie & Company Ltd, and included Griffiths McBurney & Partners and Tristone Capital Inc. as underwriters. Proceeds from the issue will be placed in escrow until shareholder approval of the conversion of the special warrants into common shares has been obtained, and new management team has been appointed, including Allen J. Bey. In the event that shareholder approval is not received, proceeds from the private placement will be refunded to the subscribers.

Loan Agreement

On October 21, 2003, Medbroadcast entered into a Loan Agreement with Lang Financial Corp. ("Lang") under which Lang loaned $50,000 to Medbroadcast at an annual interest rate of 15 percent calculated and compounded quarterly in arrears and which loan is repayable on the earlier of: i) written notice of demand by the Lang; ii) release of gross proceeds of $15,000,000 financing to Medbroadcast; and iii) one year from the date of the agreement.

Acquisition Agreement with Rock Energy Ltd.

On October 31, 2003, the Company entered into an agreement to make an offer to acquire all of the outstanding shares of Rock Energy Ltd. ("Rock"). Under the agreement, Medbroadcast will issue 105,606,800 common shares at a deemed value of $0.1129 per common share to the shareholders of Rock, representing an exchange ratio of 23.92 Medbroadcast common shares for each Rock common share. The acquisition agreement is subject to shareholder approval.

04 APR -9 AM 7:21

(39)

Computershare

Computershare Trust Company of Canada
Stock Transfer Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

December 1, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Medbroadcast Corporation

We confirm that the following material was sent by pre-paid mail on December 1, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Quarterly and Year End Report Form 51 - 901F for quarter ended September 30, 2003 Financial Statements for the quarter ended September 30, 2003 / Schedule B -Supplementary Information / Schedule C - Management Discussion

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9549

40

December 1, 2003

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Medbroadcast Corporation

We confirm that the following material was sent by pre-paid mail on November 28th, 2003 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Special Meeting to be held January 6, 2004 and Notice of Special Meeting to be held January 7, 2004 and Information Circular – Proxy Statement with respect to the Licence of Website to Virtual Learning Inc. and the Issue of 132,860,939 Special Common Share Purchase Warrants and the Acquistion of Rock Energy Ltd. and Related and Other Matters
- B Proxy for Licencing and Financing Approval Meeting to be held January 6, 2004
- C Proxy for Acquisition Approval Meeting to be held January 7, 2004
- D Return Envelope

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.683.3694

(41)

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
MEDBROADCAST CORPORATION	03	09	30	03	11	28

ISSUER ADDRESS 303- 343 Railway Street				
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6A 1A4	ISSUER FAX NO. (604) 921-4882	ISSUER TELEPHONE NO. (604) 808-3570
CONTACT PERSON Leanne Bate		CONTACT'S POSITION DIRECTOR		CONTACT TELEPHONE NO. (604) 808-3570
CONTACT EMAIL ADDRESS leanneb@iN8.ca		WEB SITE ADDRESS www.medbroadcast.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Robert King"	Robert King	03	11	28
"Leanne Bate"	Leanne Bate	03	11	28

Medbroadcast Corporation

September 30, 2003

SCHEDULE B

Supplementary Information

Medbroadcast Corporation

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

Expenditures to Non-Arms Length Parties

Fees to director	$ 24,604
Interest to a shareholder	$ 11,984

SECURITIES ISSUED DURING THE QUARTER ENDED SEPTEMBER 30,2003

Date of issue	Type of security	Type of issue	Number of shares	Price	Total proceeds	Type of consideration	Commission

No securities were issued during the quarter ended September 30, 2003

Date granted	Number	Name	Exercise price	Expiry date

No options were granted during the quarter ended September 30, 2003

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2003

Class	Par Value	Authorized	Issued	
			Number	Amount
Common	N.P.V	Unlimited	21,167,230	$ 2,069,468
Preferred	N.P.V	300,000,000	Nil	Nil

OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2003

Security	Number or amount	Exercise or convertible price	Expiry date

No options or warrants were outstanding as at September 30, 2003

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT SEPTEMBER 30, 2003

	Number of shares
Pooling	265,958

LIST OF DIRECTORS AS AT NOVEMBER 29, 2003

Leanne Bate
Robert King
Hagen Kennecke
Allen Bey

LIST OF OFFICERS AS AT NOVEMBER 29, 2003

Leanne Bate - Interim President, Interim Chief Executive Officer & Interim Chief Financial Officer and Secretary

Medbroadcast Corporation

September 30, 2003

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

MEDBROADCAST CORPORATION

MANAGEMENT DISCUSSION FOR THE SIX MONTHS ENDED SEPTEMBER 30 2003

Description of Business

The Company is a provider of consumer oriented multimedia health and medical information on the Internet, mainly via the its internet site "medbroadcast.com". The Company operates in one industry segment and all of its assets are located in Canada.

Operations and Financial Condition

For Six Months Ended September 30, 2003

For the six months ending September 30, 2003 Medbroadcast had revenues totaling $9,295 compared to $219,815 for the same period last year. Website revenues consisting of sponsored content and sales of advertising accounted for revenue last year, with none such in the current year. During the second quarter, the Company disposed of investments for a recovery of $9,000. The value of the investment had been written to $0 during a previous fiscal year.

The Company incurred operating expenses totaling $106,919 for the six months ending September 30, 2003 as compared to $446,800 for the period ending September 30, 2002. All operating expenses were lower in the current period as a result of a reduction in the workforce, termination of external services and other measures taken to reduce operating expenses in through fiscal years 2002 and 2003.

Net loss for the six months ended September 30, 2003 was $97,624 as compared to a loss of $226,985 for the six months ended September 30, 2002.

As at September 30, 2003, the Company had cash totaling $483 as compared with cash and term deposits of $127,097 on March 31, 2003.

The Company had no financing or investing activities for the six months ended September 30, 2003.

The Company does not have any third party investor relations arrangements or contracts.

For Three Months Ended September 30, 2003

Revenues were $9,113 for the three months ended September 30, 2003 compared to $107,847 for the three months ended September 30, 2002.

Operating expenses were $29,938 for the three months ended September 30, 2003 compared to $218,852 for the same quarter in the prior year. Net loss for the quarter ended September 30, 2003 was $20,825 as compared to $111,005 for the three months ended September 30, 2002.

Operating expenses were lower in most categories in the current quarter as compared to the quarter ending September 30, 2002. Advertising was substantially reduced during the current quarter.

Unexpended Advertising Credits

At September 30, 2003, unexpended advertising credits under an agreement dated August 31, 2001 were $457,334.

CyberActive
Under a license agreement dated June 1, 1997 with UBC, CyberActive held the right to develop interactive medical software. Pursuant to the terms of an assignment of License Agreement dated July 23, 2002, CyberActive assigned its license to IMC Interactive Medical Curriculum Inc. ('IMC"), a company controlled by Dr. Qayumi, in consideration for 750,000 shares of IMC. UBC consented to the assignment. Pursuant to terms of the Amended and Restated Agreement, UBC is entitled to a royalty of 6% of gross revenues from IMC to a total of $2,000,000. UBC, CyberActive and the Corporation have agreed to a Royalty Sharing Agreement whereby UBC will pay to the Corporation 50% of royalties received from IMC to a total of $1,000,000. Additionally, the Corporation is relieved of any obligations to further finance the development and commercialization of the CyberActive technology.

Subsequent Events

Issuance of Shares to Teck Cominco
Pursuant to its agreement with Teck Cominco ("Teck") dated September 19, 2003 whereby Medbroadcast is released of its obligations to Teck under a prior agreement dated April 29, 1991, which gave Teck the right of first refusal to participate in future public or private financings engaged in by the Corporation, Mebroadcast issued 50,000 shares to Teck on November 7, 2003.

License Agreement with Virtual Learning Inc.
On October 2, 2003 the Company entered into a license agreement with Virtual Learning Inc. ("VLI") for the license and eventual acquisition of Medbroadcast's website and related technology for a maximum of approximately $700,000, $544,00 of which is predicated on future performance. The agreement with VLI is effective April 30, 2003 and expires in June 2004. Under the agreement VLI will lease Medbroadcast's website technology as well as operate the website. VLI will make monthly payments to Medbroadcast under the lease and has the option to purchase the technology during the term of the agreement. The agreement is subject to shareholder approval as the website technology represents the major remaining operating asset of Medbroadcast.

Special Warrant Indenture
The Company entered into the Special Warrant Indenture (the "Indenture") with Computershare Trust Company of Canada ("Computershare") on October 23, 2003 which governs the rights and restrictions attached to the special warrants of Medbroadcast dated October 23, 2003, which were created and issued pursuant to the Indenture. The Indenture also governs the rights and obligations of Computershare, as trustee of the special warrant holders.

Special Warrant Financing
On October 24, 2003, the Company completed a private placement of 132,860,939 special warrants, each special warrant exercisable for no additional consideration on the part of the holder into one common share of Medbroadcast, at a price of $0.1129 per special warrant, for gross proceeds of $15 million. The underwriting was co-led by FirstEnergy Capital Corp. and J.F. Mackie & Company Ltd, and included Griffiths McBurney & Partners and Tristone Capital Inc. as underwriters. Proceeds from the issue will be placed in escrow until shareholder approval of the conversion of the special warrants into common shares has been obtained, and new management team has been appointed, including Allen J. Bey. In the event that shareholder approval is not received, proceeds from the private placement will be refunded to the subscribers.

Loan Agreement
On October 21, 2003, Medbroadcast entered into a Loan Agreement with Lang Financial Corp. ("Lang") under which Lang loaned $50,000 to Medbroadcast at an annual interest rate of 15 percent calculated and compounded quarterly in arrears and which loan is repayable on the earlier of: i) written notice of demand by the Lang; ii) release of gross proceeds of $15,000,000 financing to Medbroadcast; and iii) one year from the date of the agreement.

Acquisition Agreement with Rock Energy Ltd.

On October 31, 2003, the Company entered into an agreement to make an offer to acquire all of the outstanding shares of Rock Energy Ltd. ("Rock"). Under the agreement, Medbroadcast will issue 105,606,800 common shares at a deemed value of $0.1129 per common share to the shareholders of Rock, representing an exchange ratio of 23.92 Medbroadcast common shares for each Rock common share. The acquisition agreement is subject to shareholder approval.

Liquidity and Solvency

The financial statements have been prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The Company has incurred losses and negative cash flow from operations for several years. These factors create considerable doubt as to the Company's ability to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and, ultimately, the attainment of profitable operations.

04 APR -3 AM 7:21

(42)

Medbroadcast Corporation Announces Mailing of Information Circular and Resumption of Trading

December 1, 2003 No. 047

VANCOUVER, CANADA: Medbroadcast Corporation (TSX-VEN: MDB) is pleased to announce that it has filed and mailed to its registered shareholders the information circular and voting proxies for its two upcoming shareholder meetings that will be held on January 6, 2004 and January 7, 2004 respectively. The meeting on January 6, 2004 is being held to seek shareholder approval for the $15 million financing which closed in escrow on October 24, 2003 and the lease of the Corporation's website technology previously announced on October 3, 2003. The meeting on January 7, 2004 is being held to seek shareholder approval for the proposed offer to acquire all of the outstanding common shares of Rock Energy Ltd. which was previously announced on November 3, 2003.

As a result of mailing the meeting materials, which have been conditionally approved by the TSX Venture Exchange, the trading halt on Medbroadcast's stock will be lifted effective with the market opening on December 3, 2003.

Completion of the above transactions is subject to receipt of all necessary regulatory approvals and shareholder approval. The transactions cannot close until required shareholder approvals are obtained. There can be no assurance that the transactions will be completed as proposed or at all. Investors are cautioned that, except as disclosed in management information circular(s) which are to be prepared in connection with the transactions, any information released or received with respect to the transactions may not be accurate or complete and should not be relied upon. Trading in the securities of Medbroadcast should be considered highly speculative.
For further information, please contact

At Rock:
Allen Bey
(403) 218-4380

At Medbroadcast:
Leanne Bate
(604) 808-3570

The TSX Venture Exchange has in no way passed upon the merits of the proposed transactions and has neither approved nor disapproved the contents of this press release.

04 APR -8 AM 7:21

(43)

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission

November 26, 2003

Dear Sirs:

NOTICE REGARDING PROPOSED CHANGE OF AUDITOR OF A REPORTING ISSUER GIVEN PURSUANT TO NATIONAL POLICY NO. 31

Notice is hereby given of a proposed change of auditors of Medbroadcast Corporation (the "Company"), which is to occur on January 7, 2004 at a special meeting of shareholders of the Company. Deloitte & Touche LLP have been the Company's auditors since 1988. The Company's Board of Directors have proposed that KPMG LLP be appointed auditors of the Company on a going forward basis at the special meeting of securityholders.

In the opinion of the Company, prior to the resignation, there were no reportable events. A "reportable event" is an occurrence in the relationship between the Company and Deloitte & Touche LLP which may have been a contributing factor in the resignation.

The contents of the Notice and attached letters from Deloitte & Touche LLP and KPMG LLP have been reviewed by the Audit Committee.

BY ORDER OF THE BOARD OF DIRECTORS OF
MEDBROADCAST CORPORATION

(signed) "*Leanne Bate*"
Leanne Bate
President

04 APR -9 AM 7:21

(44)

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission

November 26, 2003

Dear Sirs:

Re: Medbroadcast Corporation

We have read the notice of change of auditors of Medbroadcast Corporation dated November 26, 2003 and, based on our knowledge at this time of the information contained in such notice, are in agreement with the information contained therein.

Yours truly,

(signed) "*KPMG LLP*"

Chartered Accountants

45

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Medbroadcast Corporation

Dear Sirs:

Re: Notice of Change of Auditors

As required by National Policy No. 31 of the Canadian Securities Administrators, we have reviewed the information contained in the Notice of Change of Auditors of Medbroadcast Corporation dated November 26, 2003 (the "Notice") and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that the Notice will be provided to the shareholders of Medbroadcast Corporation.

Yours very truly,

Dated at Vancouver, British Columbia this 26th day of November, 2003.

Yours truly,

(signed) "*Deloitte & Touche LLP*"

Chartered Accountants

46

Medbroadcast Corporation Announces Agreement to Purchase Rock Energy

November 3, 2003 No. 046

VANCOUVER, CANADA: Medbroadcast Corporation (TSX-VEN: MDB) is pleased to announce it has signed a definitive agreement dated October 31, 2003 to make an offer to acquire all of the outstanding shares of Rock Energy Ltd. of Calgary, Alberta as part of its corporate restructuring efforts announced earlier this month. Pursuant to the offer, Medbroadcast will issue 105,606,800 common shares at a deemed value of $0.1129 per common share to the shareholders of Rock, representing an exchange ratio of 23.92 Medbroadcast common shares for each Rock common share. Medbroadcast's obligation to make the offer is conditional upon receiving the approval of its shareholders of the acquisition agreement and the making of the offer. Other provisions of the agreement include the following;

- The current management of Rock, all of whom have extensive oil and gas industry experience, will become the management team of Medbroadcast, which will consist of:
  - Allen J. Bey, President and CEO
  - Peter D. Scott, Vice President, Finance and CFO
  - Alexander (Sandy) C. Brown, Vice President, Exploration, and
  - Sean E. Moore, Vice President, Production;
- The directors of Medbroadcast will be reconstituted by retaining current directors Leanne Bate and Allen Bey and adding Stuart Clark (currently Chairman of the board of Rock) and Peter Malowany (an independent director) to the board;
- 445,000 warrants with an exercise price of $1.40 per Rock common share held by the management team of Rock will convert to 10,644,400 warrants of Medbroadcast with an exercise of $0.0585 per Medbroadcast common share and an expiry of January 31, 2004;
- 12,565,176 options to purchase Medbroadcast common shares at an exercise price of $0.1129 per share will be granted to the directors, officers and employees of Rock and/or Medbroadcast upon completion of the acquisition;
- Medbroadcast or Rock may terminate the acquisition agreement if the $15 million equity financing funds placed in escrow on October 24, 2003 are not released to Medbroadcast;
- Either Rock or Medbroadcast will be entitled to a fee of $500,000 if the transaction is not completed under certain circumstances including acceptance and consummation of another transaction;
- Acceptance of the offer by holders of at least 66 2/3% of the outstanding shares of Rock calculated on a fully diluted basis; and
- Approval of the transaction by the shareholders of Medbroadcast.

Following the completion of the equity financing and this acquisition, Medbroadcast will have 259,684,969 basic shares outstanding and 282,894,565 fully diluted shares outstanding. Medbroadcast is contemplating a 30 for 1 consolidation at the upcoming shareholders meeting. Following the transactions, the ownership of Medbroadcast will consist of the following:

Shareholder Group	Basic	Fully Diluted
Existing Medbroadcast shareholders	8.2%	7.5%
New equity shareholders of Medbroadcast	51.1%	47.0%
Existing Rock shareholders	40.7%	45.5%

Pursuant to TSX Venture Exchange policies, the Medbroadcast common shares which are received by directors, senior officers and principal shareholders of Rock, in addition to Medbroadcast common shares which are received by such persons upon the exercise of warrants as described above, will be placed in escrow.

Rock Energy Ltd. is a private Alberta incorporated company engaged in the oil and gas exploration and development industry. Rock was founded in November 2002 and currently operates approximately 180 barrels of oil equivalent per day of production from its Medicine River property near Red Deer, Alberta. As at June 30, 2003 Rock's audited financial statements indicate positive working capital of $2.67 million ($2.71 million of which is represented by cash), no debt other than trade payables and retained earnings of $0.26 million. For the 222 day period from November 1, 2002 to June 30, 2003 (which includes results of oil and gas operations since January 1, 2003) revenues net of royalties were $1.0 million, operating expenses were $0.28 million, general and administrative expenses were $0.32 million, net income was $0.26 million and cash flow from operations was $0.39 million. The current shareholders of Rock, all of which are Alberta residents, are Storm Energy Ltd. and the management team, including their associates, listed above. Allen Bey, a current director of Medbroadcast, is also a director and shareholder of Rock.

The current directors of Rock are Allen Bey and Stuart Clark. Prior to founding Rock, Mr. Bey was the founder and president of Avid Oil and Gas Ltd. (a public oil and gas company) from 1996 until it was sold in July 2001. Mr. Bey has over 20 years experience in the oil and gas industry. Mr. Clark is currently the Executive Director of Storm Energy Ltd. (a public oil and gas company) and was previously the Vice President of Finance and CFO of Storm Energy Inc. from 1998 to 2001 and its Executive Director from November 2001 until August 2002 when it was re-organized as Storm Energy Ltd. From 1986 to until it was sold in 1998, Mr. Clark held various positions at Pinnacle Resources Ltd. (a public oil and gas company) the last being Executive Vice President and CFO.

In addition to Mr. Bey, the management team includes Peter Scott as Vice President, Finance and CFO. Prior to joining Rock in March 2003, Mr. Scott was Executive Vice President and CFO of Absolute Software Corporation (a publicly traded software development company) from March of 2000 to March 2003. Prior to that Mr. Scott was the Vice President, Finance and CFO of Beau Canada Exploration Ltd. (a public oil and gas company) from March 1997 to March 2000. Mr. Scott has 20 years of financial experience, 17 of which are in the oil and gas industry. Mr. Sandy Brown, Rock's Vice President, Exploration, joined Rock in January 2003. Prior to that Mr. Brown was a senior geologist at Northrock Resources Ltd. (an oil and gas company) from 2001 to 2003, From 1994 to 2001 Mr. Brown held various positions at Fletcher Challenge Energy Canada (an oil and gas company), the last being Exploration and Development Asset Manager: Provost District. Mr. Brown has 15 years of oil and gas industry experience. Mr. Sean Moore is the Vice President, Production of Rock. Prior to joining Rock in January 2003, Mr. Moore was the Deep

Plains Business Unit Manager for Vintage Petroleum Canada Inc.(an oil and gas company) from 2001 to 2003. Prior to that, Mr. Moore held various positions at Fletcher Challenge Energy Canada (an oil and gas company) from 1992 to 2001, the last being Vice President Exploration and Development. Mr. Moore has 23 years experience in the oil and gas industry.

Peter Malowany, a proposed director of Medbroadcast, has been a Vice President of Morgas Ltd. (an oil and gas company) since April 2001. Prior thereto Mr. Malowany was a partner and Vice President of Newhouse Resource Management Ltd. (an oil and gas company) and then previously Director of International Development, Norcen Energy Resources Limited (an oil and gas company).

Pursuant to TSX Venture Exchange policies, Medbroadcast will be seeking an exemption from sponsorship as an oil and gas company. In addition, the stock will remain halted pending receipt and review by the Exchange and mailing to shareholders of acceptable documentation regarding the transactions.

The completion of the financing and the acquisition of Rock Energy will constitute a "Change of Business" and "Reverse Take-Over" for the purposes of the rules of the TSX Venture Exchange.

For further information, please contact

At Rock:	At Medbroadcast:
Allen Bey	Leanne Bate
(403) 218-4380	(604) 808-3570

Completion of the above transaction is subject to receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange and shareholder approval, if required. The transactions cannot close until required shareholder approvals are obtained. There can be no assurance that the transactions will be completed as proposed or at all. Investors are cautioned that, except as disclosed in management information circular(s) which are to be prepared in connection with the transactions, any information released or received with respect to the transactions may not be accurate or complete and should not be relied upon. Trading in the securities of Medbroadcast should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transactions and has neither approved nor disapproved the contents of this press release.

47

04 APR -9 AM 7:21

Medbroadcast Corporation Announces Approval of Equity Financing and New Officer Appointments

January 6, 2004

VANCOUVER, CANADA: Medbroadcast Corporation (TSX-VEN: MDB) is pleased to announce that its shareholders approved the $15 million equity financing that was closed into escrow on October 24, 2003. Pursuant to the Corporation's plans to restructure as an oil and gas company, a new management team has been appointed and the shareholders also approved the lease of Medbroadcast's website technology to Virtual Learning Inc. of Toronto, Ontario and a new stock option plan.

The new management team consists of:

- Allen J. Bey, President and CEO;
- Peter D. Scott, Vice President, Finance and CFO;
- Alexander (Sandy) C. Brown, Vice President, Exploration;
- Sean E. Moore, Vice President, Production; and
- Grant Zawalsky, Corporate Secretary

Mr. Bey is also a director of Medbroadcast Corporation. Mr. Zawalsky is a partner of the Calgary law firm Burnet, Duckworth & Palmer LLP.

The board of directors would like to thank Leanne Bate, who stepped down as president, CEO and CFO of Medbroadcast, for her efforts and dedication over the past two and a half years as the company went through a difficult transition period. Ms. Bate will continue as a director of the Corporation.

With the approval of the equity financing by shareholders and the appointment of a new management team, the equity financing funds have now been released from escrow. As a result, Medbroadcast now has 154,078,169 shares outstanding, which includes 132,860,939 shares issued in conjunction with the equity financing.

Medbroadcast is holding a second shareholders meeting on January 7, 2004 to approve the acquisition of Rock Energy Ltd., a 30 for 1 share consolidation, change the Corporation's name to Rock Energy Inc., appointment of new auditors and continuation as an Alberta corporation.

For further information, please contact

Allen Bey
President & CEO
(403) 218-4380

48

04 APR -5 PM 2:21

NATIONAL INSTRUMENT 62-103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

Report for the period ending December 31, 2003.

(a) Name and Address of the eligible institutional investor:

I.G. Investment Management, Ltd.
447 Portage Avenue
Winnipeg, MB R3C 3B6

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 of the early warning requirements:

2,238,000 common shares of Medbroadcast Corporation (the "Reporting Issuer") representing 10.57% of the outstanding common shares of the Reporting Issuer. This is the initial report filed by I.G. Investment Management, Ltd. for this Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

2,238,000 common shares of the Reporting Issuer representing 10.57% of the outstanding common shares of the Reporting Issuer

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

none

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor,

none

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

2,238,000 common shares

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities acquired were done so in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. I.G. Investment Management, Ltd. managed accounts may from time to time acquire additional shares, dispose of some or all of the existing or additional shares or may continue to hold the shares.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

None

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that I.G. Investment Management, Ltd. is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither I.G. Investment Management, Ltd. nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in I.G. Investment Management Ltd. or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

"Brad Kirk"
Signature

Brad Kirk, Manager Investment Management Compliance
Name and Title

(204) 956-8224
Telephone

I.G. Investment Management, Ltd.
Eligible Institutional Investor

49

Medbroadcast Corporation Announces Approval of Rock Energy Ltd. Acquisition, and 30 for 1 Share Consolidation

January 7, 2004

CALGARY, CANADA: Medbroadcast Corporation (TSX-VEN: MDB) is pleased to announce that its shareholders approved the acquisition of Rock Energy Ltd., a 30 for 1 share consolidation, changing the name of the corporation to Rock Energy Inc., continuing the company as an Alberta corporation and the appointment of KPMG LLP as the company's new auditors.

Following the shareholders meeting, an offer was delivered to all of Rock Energy's shareholders which expires on, and is expected to be completed on, January 8, 2004. Once the acquisition is completed, the Corporation will have approximately 270,329,370 shares outstanding prior to any consolidation, approximately 185 boe per day of production from its operated property in Medicine River, Alberta and in excess of $15 million of positive working capital.

Medbroadcast's shareholders approved a 30 for 1 share consolidation including the cash out of small shareholders holding less than 1,001 pre-consolidated shares at a price of $0.1129 per share. The share consolidation will occur once Medbroadcast has been continued as an Alberta corporation and the name of the company is changed to Rock Energy Inc., which is expected to be completed later in January 2004. Following the consolidation, the Corporation will have approximately 8.99 million shares outstanding.

For further information, please contact

Allen Bey
President & CEO
(403) 218-4380

The TSX Venture Exchange has in no way passed upon the merits of the proposed transactions and has neither approved nor disapproved the contents of this press release.

Medbroadcast Corporation Completes Acquisition of Rock Energy Ltd. and Announces New Directors

January 14, 2004

CALGARY, CANADA: Medbroadcast Corporation (the "Corporation") (TSX-VEN: MDB) is pleased to announce that it has completed its previously announced acquisition of Rock Energy Ltd. by issuing 116,251,201 of its common shares in exchange for all of the outstanding common shares of Rock Energy.. All of Rock Energy's shareholders tendered their shares to the offer. In addition, the Corporation announces that its board has now been reconstituted to include two new directors, Stuart Clark (who will act as Chairman of the Board) and Peter Malowany. Resigning from the board are Rob King and Hagen Kennecke. Medbroadcast would like to thank Mr. King and Dr. Kennecke for their service to the Corporation.

The number of common shares issued to Rock Energy shareholders increased to 116, 251,201 shares from the previously announced 105,606,800 shares as a result of the exercise of all of the outstanding share purchase warrants held by Rock Energy shareholders prior to the acquisition by the Corporation. Consequently, 10,644,400 Medbroadcast warrants to purchase the same number of common shares that were to be issued to holders of Rock Energy warrants as part of the acquisition will not be issued.

In connection with the completion of the acquisition of Rock Energy and the appointment of new directors, Medbroadcast has also issued 12,565,176 stock options each with an exercise price of $0.1129 per share to certain directors, officers and employees under the Corporation's new stock option plan which was approved by shareholders at the Corporation's extraordinary meeting held on January 6, 2004. The issuance of these stock options, previously announced on November 3, 2003, was described in further detail in the Corporation's information circular dated November 26, 2003 which was mailed to shareholders.

Medbroadcast now has 270,329,370 (282,894,546 fully diluted) shares outstanding prior to its previously announced share consolidation. Following the 30 for 1 consolidation and cash out of smaller shareholders holding less than 1,001 shares, which is expected to be completed later in January 2004 , the Corporation will have approximately 8.99 million (9.41 million fully diluted) shares outstanding.

For further information, please contact

Allen Bey
President & CEO
(403) 218-4380

(57)

04 APR -2 AM 7:21

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. Medbroadcast Corporation (the "Corporation") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 8, 2004, of 116,251,201 common shares of the Corporation, Medbroadcast Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta, this 8th day of January, 2004.

MEDBROADCAST CORPORATION

By: (signed) "*Peter D. Scott*"
Peter D. Scott
Vice President, Finance and Chief Financial Officer

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

52

MEDBROADCAST CORPORATION

National Policy Statement No. 51

Part 8 – Filing Requirements After a Reverse Take-Over or Statutory Amalgamation

Notice

Notice is hereby given that on January 8, 2004, Medbroadcast Corporation ("Medbroadcast") acquired all of the outstanding common shares of Rock Energy Ltd. ("Rock") (the "Rock Acquisition") pursuant to an exempt take-over bid.

Effective Date of the Transaction

The effective date of the Rock Acquisition was January 8, 2004.

Approvals Required

The approvals required to effect the Rock Acquisition and the date or dates on which each approval was received by the parties to the transactions are as set forth below:

(a) board of directors approval of each of Medbroadcast and Rock for the Rock Acquisition obtained October 31, 2003;

(b) approval of the shareholders of Medbroadcast for the Rock Acquisition obtained January 7, 2004; and

(c) final acceptance of the TSX Venture Exchange for the Rock Acquisition obtained January 14, 2004.

Prior Year Ends

Medbroadcast was a Filing Issuer immediately prior to the effective date of the Rock Acquisition and the date of its last financial year end prior to the effective date of the Rock Acquisition was March 31, 2003.

Method of Accounting

For consolidation purposes, the Rock Acquisition is accounted for using the purchase method, with Rock being identified as the acquirer for accounting purposes.

Continuing Filing Issuer

For Medbroadcast, the continuing Filer Issuer, the date of its first financial year end subsequent to the transaction will be March 31, 2004.

The periods, including the comparative reporting periods to be covered in the interim and annual financial statements to be filed for the first financial year of the continuing Filing Issuer (Medbroadcast) following the Rock Acquisition are set out as follows:

Interim Financial Statements for First Financial Year

- not applicable

Annual Financial Statements for First Financial Year

- year ended March 31, 2004, compared to year ended March 31, 2003

Capitalized words and phrases used herein but not defined shall have the same meanings herein as in National Policy No. 51.

Dated this 13th day of February, 2004.

MEDBROADCAST CORPORATION

Per: (signed) *"Peter D. Scott"*
Peter D. Scott
Vice President, Finance and
Chief Financial Officer

53

**Medbroadcast Corporation Changes Name to Rock Energy Inc.
Completes 30 for 1 Share Consolidation**

February 19, 2004

CALGARY, CANADA: Rock Energy Inc. formerly Medbroadcast Corporation (the "Corporation") (TSX-VEN: RE formerly MDB) is pleased to announce that it has been continued as an Alberta registered corporation and has changed its name to Rock Energy Inc. effective February 18, 2004. Concurrent with the continuation and name change the Corporation's common shares were consolidated on a 30 for 1 basis effective February 18, 2004. The post-consolidation common shares of the Corporation will commence trading on the TSX Venture Exchange under the new trading symbol "RE" commencing at the open of the market on February 23, 2004.

Following the consolidation, Rock Energy will have approximately 9.01 million common shares outstanding, approximately 9.43 million on a fully diluted basis, prior to giving effect to the cancellation of common shares held by small shareholders of the Corporation pursuant to the terms of the consolidation approved by shareholders on January 7, 2004. The terms of the consolidation provided that all shareholders holding less than 1,001 pre-consolidated common shares will not be entitled to receive post-consolidated common shares and instead will receive cash on the basis of $0.1129 for each pre-consolidation common share held. It is expected that the majority of these former small shareholders will be cashed out over the next several weeks.

For further information, please contact

Allen Bey
President & CEO or

Peter Scott
Vice President, Finance & CFO
(403) 218-4380

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

54

QUARTERLY REPORT

Form 51-901F

Incorporated as part of: ____x____ **Schedule A**

________ **Schedules B & C**

Issuer Details	**For Quarter Ended**	**Date of Report**
Rock Energy Inc. (formerly Medbroadcast Corporation)	December 31, 2003	Feb 25, 2004
Issuer's Address	**Fax No.**	**Telephone No.**
Suite 2400 Altius Centre 500 4th Avenue SW, Calgary, AB, Canada T2P 2V6	403-234-0598	403-218-4380
Contact Person	**Contact's Position**	**Contact phone/email**
Peter Scott	Vice President , Finance and CFO	403-218-4383 pscott@rockenergy.ca

Dated Feb 25, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.
PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Stuart Clark"

________________________ Feb 25, 2004

Stuart Clark, Director

"Allen Bey"

________________________ Feb 25, 2004

Allen Bey, Director

ROCK ENERGY INC. (formerly MEDBROADCAST CORPORATION)
CONSOLIDATED BALANCE SHEETS as at
(Canadian Dollars)
(Unaudited)

	December 31, 2003	March 31, 2003
ASSETS		
Current		
Cash and term deposits	$ 5,719	$ 101,413
Cash held in trust (Note 4b)	14,150,000	-
Accounts receivable	13,100	25,534
Investments	150	150
	14,168,969	127,097
Other prepaid expenses (Note 6b)	753,033	-
Website assets	150,000	637,334
	$ 15,072,002	$ 764,431
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 6b)	$ 892,922	$ 125,283
Share purchase warrants (Note 4b)	14,150,000	-
Loan payable	250,000	200,000
	15,292,922	325,283
SHAREHOLDERS' EQUITY		
Share capital	2,074,468	2,069,468
Deficit	(2,295,388)	(1,630,320)
	(220,920)	439,148
	$ 15,072,002	$ 764,431

Subsequent Events (Note 6)

Approved by the Board

(signed) "Stuart Clark"

(signed) "Allen Bey"

ROCK ENERGY INC. (*formerly* MEDBROADCAST CORPORATION)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Canadian Dollars)
(Unaudited)

	For the Three Months Ended December 31		For the Nine Months Ended December 31	
	2003	2002	2003	2002
Revenue				
Website revenues	$ -	$ 45,881	$ -	$ 259,265
Other income	10,011	2,734	19,306	9,163
	10,011	48,615	19,306	268,428
Expense				
Depreciation and amortization	-	32,081	-	94,909
Filing, transfer and other fees	17,742	1,576	28,751	8,343
Interest	8,531	5,983	20,515	38,082
Legal fees	18,467	1,639	52,885	27,853
Office and miscellaneous	32,280	40,596	47,502	212,543
Professional and consulting fees	38,101	81,063	42,387	216,299
Website hosting	-	(4,092)	-	7,615
Write-down of website assets (Note 3)	457,334	-	487,334	-
Deemed value of share issue (Note 4a)	5,000	-	5,000	-
	577,455	158,846	684,374	605,644
Net loss for the period	(567,444)	(110,231)	(665,068)	(337,216)
Deficit at beginning of the period	(1,727,944)	(34,096,953)	(1,630,320)	(33,869,968)
Reduction of stated capital	-	32,835,234	-	32,835,234
Deficit at end of the period	$ (2,295,388)	$ (1,371,950)	$ (2,295,388)	$ (1,371,950)
Loss per share - basic	$ (0.03)	$ (0.01)	$ (0.03)	$ (0.02)
Weighted average number of shares outstanding	21,196,578	21,167,230	21,177,048	21,167,230

ROCK ENERGY INC. (formerly MEDBROADCAST CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian Dollars)
(Unaudited)

	For the Three Months Ended Dec. 31		For the Nine Months Ended Dec. 31	
	2003	2002	2003	2002
Operating activities				
Net loss for the period	$ (567,444)	$ (110,231)	$ (665,068)	$ (337,216)
Items not involving an outlay of cash:				
Depreciation and amortization	-	32,081	-	94,909
Write down of website assets (Note 3)	457,334	-	487,334	-
Deemed value of share issue (Note 4a)	5,000	-	5,000	-
	(105,110)	(78,150)	(172,734)	(242,307)
Change in non-cash operating working capital items:				
Change in accounts receivable	(2,461)	29,351	12,434	142,194
Change in prepaid expenses	(753,033)	-	(753,033)	-
Change in accounts payable and accrued liabilities	815,840	(36,411)	767,639	(51,743)
	(44,764)	(85,210)	(145,694)	(151,856)
Financing activities				
Loan	50,000	-	50,000	-
	50,000	-	50,000	-
Investing activities				
Sale of fixed assets	-	8,681	-	8,681
	-	8,681	-	8,681
Increase (decrease) in cash during the period	5,236	(76,529)	(95,694)	(143,175)
Cash at beginning of period	483	255,970	101,413	322,616
Cash at end of period	$ 5,719	$ 179,441	$ 5,719	$ 179,441
Supplemental disclosure of cash flow information:				
Interest income received	$ -	$ -	$ -	$ -
Interest paid	8,531	5,984	20,515	38,082
Income taxes paid	-	-	-	-

Rock Energy Inc. (formerly Medbroadcast Corporation)
Notes to the Consolidated Financial Statements
For Nine Months Ended December 31, 2003

1. Corporate Reorganization

In 2003 the Company has been engaged in restructuring efforts to reorganize the Company into a viable business entity.
On January 6, 2003 the shareholders approved;

- the licensing, with an option to purchase, the Company's website technology to Virtual Learning Inc. (see Note 6a),
- a $15 million special warrant financing (see Notes 4b and 6b), and
- a new option plan (see Note 6d).

On January 7, 2003 the shareholders approved;

- an offer to purchase Rock Energy Ltd. (see Note 6c),
- the consolidation of the shares on a 30 for 1 basis and the cash out of small shareholders that held less than 1001 pre-consolidated common shares (see Note 6f),
- changing the name of the Company to Rock Energy Inc. (see Note 6f), and
- continuing the Company as an Alberta registered corporation.

2. Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2003. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

3. Website Assets

Website assets are comprised of assets relating to the Company's website business and advertising credits. The assets have been written down to their net realizable value based on the license agreement under which the website is currently operated (see Note 6a).

4. Share Capital

a) Share issue to Teck Cominco

The Company issued 50,000 shares to Teck Cominco Limited ("Teck") on November 7, 2003 to obtain Teck's release of certain obligations under a prior agreement dated April 29, 1991, which gave Teck the right of first refusal to participate in future public or private financings engaged in by the Company.

4. Share Capital continued

b) Special Warrant Financing

On October 24, 2003, the Company completed a private placement of 132,860,939 special warrants, each special warrant exercisable for no additional consideration on the part of the holder into one common share of Medbroadcast, at a price of $0.1129 per special warrant, for gross proceeds of $15 million. Proceeds from the issue were placed in escrow until shareholder approval of the conversion of the special warrants into common shares had been obtained, and new management team had been appointed, including Allen J. Bey. In the event that shareholder approval was not received, proceeds from the private placement were to be refunded to the subscribers.

5. Loan Agreement

On October 21, 2003, Medbroadcast entered into a loan agreement under which a lender advanced $50,000 to Medbroadcast at an annual interest rate of 15 percent calculated and compounded quarterly in arrears and which loan is repayable on the earlier of: i) written notice of demand by the lender; ii) release of gross proceeds of $15,000,000 financing to Medbroadcast; and iii) one year from the date of the agreement.

6. Subsequent Events

a) License Agreement with Virtual Learning Inc.

On January 6, 2004 the shareholders approved the license agreement with Virtual Learning Inc. ("VLI"). Under the agreement VLI will license, with an option to acquire, the website and related technology of the Company for expected cash payment of $150,000. The agreement with VLI expires in June 2004.

b) Special Warrant Financing.

On January 6, 2004, the shareholders approved the special warrant financing and a new management team was appointed, including Allen J. Bey, described in note 4(b) above. As a result, the 132,860,939 special warrants were converted into 132,860,939 common shares of the Company and the funds raised under the financing were released to the Company, less underwriting commissions of approximately $850,000. Additional transaction costs, estimated to be $750,000, were also incurred.

c) Acquisition Agreement with Rock Energy Ltd.

On October 31, 2003, the Company entered into an agreement to make an offer to acquire all of the outstanding shares of Rock Energy Ltd. ("Rock") a private oil and gas company. On January 7, 2004 the shareholders approved an offer to Rock and on January 8, 2004 the Company issued 116,251,201 common shares at a deemed value of $0.1129 per common share to the shareholders of Rock, representing an exchange ratio of 23.92 Medbroadcast common shares for each Rock common share. The acquisition of Rock by the Company will be accounted for as a reverse takeover. Accordingly, the transaction will be reflected as an acquisition of the Company by Rock.

d) Stock Options

On January 8, 2004 the Company issued 12,565,176 stock options, with an exercise price of $0.1129 per share to directors, officers and employees of the Company. One third of the option vest each year beginning in one year and vested options expire one year after vesting.

e) Loan Agreements

On January 7, 2004 the Company repaid loans aggregating $250,000 in principal plus an additional $24,121 in interest and fees.

f) Name Change and Share Consolidation

Effective February 18, 2004 the Company was continued as an Alberta corporation, changed its name to Rock Energy Inc. and consolidated its common shares on a 30 for 1 basis. As part of the terms of the consolidation, shareholders having less than 1001 common shares on a pre-consolidated basis are only entitled to cash of $0.1129 per share. The options granted on January 8, 2004 were also consolidated to 418,848 options. After giving effect to the consolidation, the Company has approximately 9.01 million common shares outstanding.

55

04 APR -3 AM 7:21

QUARTERLY REPORT

Form 51-901F

Incorporated as part of: x **Schedule A**

Schedules B & C

Issuer Details	**For Quarter Ended**	**Date of Report**
Rock Energy Inc. (formerly Medbroadcast Corporation)	December 31, 2003	Feb 25, 2004
Issuer's Address	**Fax No.**	**Telephone No.**
Suite 2400 Altius Centre 500 4th Avenue SW, Calgary, AB, Canada T2P 2V6	403-234-0598	403-218-4380
Contact Person	**Contact's Position**	**Contact phone/email**
Peter Scott	Vice President , Finance and CFO	403-218-4383 pscott@rockenergy.ca

Dated Feb 25, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.
PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Stuart Clark"

Stuart Clark, Director — Feb 25, 2004

"Allen Bey"

Allen Bey, Director — Feb 25, 2004

ROCK ENERGY INC. (formerly MEDBROADCAST CORPORATION)
CONSOLIDATED BALANCE SHEETS as at
(Canadian Dollars)
(Unaudited)

	December 31, 2003	March 31, 2003
ASSETS		
Current		
Cash and term deposits	$ 5,719	$ 101,413
Cash held in trust (Note 4b)	14,150,000	-
Accounts receivable	13,100	25,534
Investments	150	150
	14,168,969	127,097
Other prepaid expenses (Note 6b)	753,033	-
Website assets	150,000	637,334
	$ 15,072,002	$ 764,431
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 6b)	$ 892,922	$ 125,283
Share purchase warrants (Note 4b)	14,150,000	-
Loan payable	250,000	200,000
	15,292,922	325,283
SHAREHOLDERS' EQUITY		
Share capital	2,074,468	2,069,468
Deficit	(2,295,388)	(1,630,320)
	(220,920)	439,148
	$ 15,072,002	$ 764,431

Subsequent Events (Note 6)

Approved by the Board

(signed) "Stuart Clark"

(signed) "Allen Bey"

ROCK ENERGY INC. (formerly MEDBROADCAST CORPORATION)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Canadian Dollars)
(Unaudited)

	For the Three Months Ended December 31		For the Nine Months Ended December 31	
	2003	2002	2003	2002
Revenue				
Website revenues	$ -	$ 45,881	$ -	$ 259,265
Other income	10,011	2,734	19,306	9,163
	10,011	48,615	19,306	268,428
Expense				
Depreciation and amortization	-	32,081	-	94,909
Filing, transfer and other fees	17,742	1,576	28,751	8,343
Interest	8,531	5,983	20,515	38,082
Legal fees	18,467	1,639	52,885	27,853
Office and miscellaneous	32,280	40,596	47,502	212,543
Professional and consulting fees	38,101	81,063	42,387	216,299
Website hosting	-	(4,092)	-	7,615
Write-down of website assets (Note 3)	457,334	-	487,334	-
Deemed value of share issue (Note 4a)	5,000	-	5,000	-
	577,455	158,846	684,374	605,644
Net loss for the period	(567,444)	(110,231)	(665,068)	(337,216)
Deficit at beginning of the period	(1,727,944)	(34,096,953)	(1,630,320)	(33,869,968)
Reduction of stated capital	-	32,835,234	-	32,835,234
Deficit at end of the period	$ (2,295,388)	$ (1,371,950)	$ (2,295,388)	$ (1,371,950)
Loss per share - basic	$ (0.03)	$ (0.01)	$ (0.03)	$ (0.02)
Weighted average number of shares outstanding	21,196,578	21,167,230	21,177,048	21,167,230

ROCK ENERGY INC. (formerly MEDBROADCAST CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian Dollars)
(Unaudited)

	For the Three Months Ended Dec. 31		For the Nine Months Ended Dec. 31	
	2003	2002	2003	2002
Operating activities				
Net loss for the period	$ (567,444)	$ (110,231)	$ (665,068)	$ (337,216)
Items not involving an outlay of cash:				
Depreciation and amortization	-	32,081	-	94,909
Write down of website assets (Note 3)	457,334	-	487,334	-
Deemed value of share issue (Note 4a)	5,000	-	5,000	-
	(105,110)	(78,150)	(172,734)	(242,307)
Change in non-cash operating working capital items:				
Change in accounts receivable	(2,461)	29,351	12,434	142,194
Change in prepaid expenses	(753,033)	-	(753,033)	-
Change in accounts payable and accrued liabilities	815,840	(36,411)	767,639	(51,743)
	(44,764)	(85,210)	(145,694)	(151,856)
Financing activities				
Loan	50,000	-	50,000	-
	50,000	-	50,000	-
Investing activities				
Sale of fixed assets	-	8,681	-	8,681
	-	8,681	-	8,681
Increase (decrease) in cash during the period	5,236	(76,529)	(95,694)	(143,175)
Cash at beginning of period	483	255,970	101,413	322,616
Cash at end of period	$ 5,719	$ 179,441	$ 5,719	$ 179,441
Supplemental disclosure of cash flow information:				
Interest income received	$ -	$ -	$ -	$ -
Interest paid	8,531	5,984	20,515	38,082
Income taxes paid	-	-	-	-

Rock Energy Inc. (formerly Medbroadcast Corporation)
Notes to the Consolidated Financial Statements
For Nine Months Ended December 31, 2003

1. Corporate Reorganization

In 2003 the Company has been engaged in restructuring efforts to reorganize the Company into a viable business entity.
On January 6, 2003 the shareholders approved;

- the licensing, with an option to purchase, the Company's website technology to Virtual Learning Inc. (see Note 6a),
- a $15 million special warrant financing (see Notes 4b and 6b), and
- a new option plan (see Note 6d).

On January 7, 2003 the shareholders approved;

- an offer to purchase Rock Energy Ltd. (see Note 6c),
- the consolidation of the shares on a 30 for 1 basis and the cash out of small shareholders that held less than 1001 pre-consolidated common shares (see Note 6f),
- changing the name of the Company to Rock Energy Inc. (see Note 6f), and
- continuing the Company as an Alberta registered corporation.

2. Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2003. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

3. Website Assets

Website assets are comprised of assets relating to the Company's website business and advertising credits. The assets have been written down to their net realizable value based on the license agreement under which the website is currently operated (see Note 6a).

4. Share Capital

a) Share issue to Teck Cominco

The Company issued 50,000 shares to Teck Cominco Limited ("Teck") on November 7, 2003 to obtain Teck's release of certain obligations under a prior agreement dated April 29, 1991, which gave Teck the right of first refusal to participate in future public or private financings engaged in by the Company.

4. Share Capital continued

b) Special Warrant Financing

On October 24, 2003, the Company completed a private placement of 132,860,939 special warrants, each special warrant exercisable for no additional consideration on the part of the holder into one common share of Medbroadcast, at a price of $0.1129 per special warrant, for gross proceeds of $15 million. Proceeds from the issue were placed in escrow until shareholder approval of the conversion of the special warrants into common shares had been obtained, and new management team had been appointed, including Allen J. Bey. In the event that shareholder approval was not received, proceeds from the private placement were to be refunded to the subscribers.

5. Loan Agreement

On October 21, 2003, Medbroadcast entered into a loan agreement under which a lender advanced $50,000 to Medbroadcast at an annual interest rate of 15 percent calculated and compounded quarterly in arrears and which loan is repayable on the earlier of: i) written notice of demand by the lender; ii) release of gross proceeds of $15,000,000 financing to Medbroadcast; and iii) one year from the date of the agreement.

6. Subsequent Events

a) License Agreement with Virtual Learning Inc.

On January 6, 2004 the shareholders approved the license agreement with Virtual Learning Inc. ("VLI"). Under the agreement VLI will license, with an option to acquire, the website and related technology of the Company for expected cash payment of $150,000. The agreement with VLI expires in June 2004.

b) Special Warrant Financing.

On January 6, 2004, the shareholders approved the special warrant financing and a new management team was appointed, including Allen J. Bey, described in note 4(b) above. As a result, the 132,860,939 special warrants were converted into 132,860,939 common shares of the Company and the funds raised under the financing were released to the Company, less underwriting commissions of approximately $850,000. Additional transaction costs, estimated to be $750,000, were also incurred.

c) Acquisition Agreement with Rock Energy Ltd.

On October 31, 2003, the Company entered into an agreement to make an offer to acquire all of the outstanding shares of Rock Energy Ltd. ("Rock") a private oil and gas company. On January 7, 2004 the shareholders approved an offer to Rock and on January 8, 2004 the Company issued 116,251,201 common shares at a deemed value of $0.1129 per common share to the shareholders of Rock, representing an exchange ratio of 23.92 Medbroadcast common shares for each Rock common share. The acquisition of Rock by the Company will be accounted for as a reverse takeover. Accordingly, the transaction will be reflected as an acquisition of the Company by Rock.

d) Stock Options

On January 8, 2004 the Company issued 12,565,176 stock options, with an exercise price of $0.1129 per share to directors, officers and employees of the Company. One third of the option vest each year beginning in one year and vested options expire one year after vesting.

e) Loan Agreements

On January 7, 2004 the Company repaid loans aggregating $250,000 in principal plus an additional $24,121 in interest and fees.

f) Name Change and Share Consolidation

Effective February 18, 2004 the Company was continued as an Alberta corporation, changed its name to Rock Energy Inc. and consolidated its common shares on a 30 for 1 basis. As part of the terms of the consolidation, shareholders having less than 1001 common shares on a pre-consolidated basis are only entitled to cash of $0.1129 per share. The options granted on January 8, 2004 were also consolidated to 418,848 options. After giving effect to the consolidation, the Company has approximately 9.01 million common shares outstanding.

QUARTERLY REPORT

56

04 APR -- 7:21

Form 51-901F

Incorporated as part of: ________ **Schedule A**

x **Schedules B & C**

Issuer Details	**For Quarter Ended**	**Date of Report**
Rock Energy Inc. (formerly Medbroadcast Corporation)	December 31, 2003	Feb 25, 2004
Issuer's Address	**Fax No.**	**Telephone No.**
Suite 2400 Altius Centre 500 4th Avenue SW, Calgary, AB, Canada T2P 2V6	403-234-0598	403-218-4380
Contact Person	**Contact's Position**	**Contact phone/email**
Peter Scott	Vice President , Finance and CFO	403-218-4383 pscott@rockenergy.ca

Dated Feb 25, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.
PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Stuart Clark"

Stuart Clark, Director — Feb 25, 2004

"Allen Bey"

Allen Bey, Director — Feb 25, 2004

Rock Energy Inc.
(formerly Medbroadcast Corporation)

December 31, 2003

SCHEDULE B

Supplementary Information

ROCK ENERGY INC. (formerly MEDBROADCAST CORPORATION)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2003

Expenditures to Non-Arms Length Parties

Fees to director	$	45,244
Interest to a shareholder	$	20,515

SECURITIES ISSUED DURING THE QUARTER ENDED DECEMBER 31, 2003

Date of issue	Type of security	Type of issue	Number of shares	Price	Total proceeds	Type of consideration	Commission
07-Nov-03	Common Shares		50,000	Deemed at $0.10	nil	Agreement Release	nil

OPTIONS GRANTED DURING THE QUARTER ENDED DECEMBER 31, 2003

Date granted	Number	Name	Exercise price	Expiry date

No options were granted during the quarter ended December 31, 2003

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2003

Class	Par Value	Authorized	Issued Number	Issued Amount
Common	N.P.V	Unlimited	21,217,230	$ 2,069,468
Preferred	N.P.V	300,000,000	Nil	Nil

OPTIONS AND WARRANTS OUTSTANDING AS AT DECEMBER 31, 2003

Security	Number or amount	Exercise or convertible price	Expiry date
Share Purchase Warrants	132,860,939 for gross proceeds of $15,000,000	Purchase price per warrant was $0.1129, warrants convert automatically to common shares once the financing is approved by the shareholders	January 31, 2004

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT DECEMBER 31, 2003

	Number of shares
Pooling	265,958

LIST OF DIRECTORS AS AT FEBRUARY 25, 2004

Leanne Bate, Allen J. Bey, Stuart Clark, Peter Malowany

LIST OF OFFICERS AS AT FEBRUARY 25, 2004

Allen J. Bey – President and CEO, Peter D. Scott – VP Finance and CFO, Alexander C. Brown – VP Exploration, Sean E. Moore – VP Production, Grant A. Zawalsky – Corporate Secretary

Rock Energy Inc.

(formerly Medbroadcast Corporation)

December 31, 2003

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

ROCK ENERGY INC. (formerly MEDBROADCAST CORPORATION)

MANAGEMENT DISCUSSION FOR THE NINE MONTHS ENDED DECEMBER 31 2003

Description of Business

The Company was a provider of consumer oriented multimedia health and medical information on the Internet, mainly via its internet site "medbroadcast.com". Subsequent to December 31, 2003 the Company, through its acquisition of Rock Energy Ltd., has changed its principal business to oil and gas exploration and production. Effective February 18, 2004 the Company changed its name to Rock Energy Inc. and was continued as an Alberta registered corporation.

Operations and Financial Condition

For Nine Months Ended December 31, 2003

For the nine months ending December 31, 2003 Medbroadcast had revenues totaling $19,306 compared to $268,428 for the same period last year. Website revenues consisting of sponsored content and sales of advertising accounted for revenue last year, with none such in the current year. During the nine months ended December 31, 2003, the Company disposed of investments and mineral titles for $19,000. The investments had been written to nil in prior years.

The Company incurred operating expenses totaling $684,374 for the nine months ending December 31, 2003 as compared to $605,644 for the period ending December 31, 2002. The current period expense includes the write-down of website assets of $487,334 as the likelihood of realizing more than the cash payments under the licensing of the Company's website technology is considered remote. Absent the write-down of website assets and legal and other fees associated with reorganization efforts, the majority of operating expenses were lower in the current period as a result of a reduction in the workforce, termination of external services and other measures taken to reduce operating expenses in through fiscal years 2002 and 2003.

Net loss for the nine months ended December 31, 2003 was $665,068 as compared to a loss of $337,216 for the nine months ended December 31, 2002.

As at December 31, 2003, the Company had cash totaling $5,719 plus cash in trust, subject to release pending shareholder approval of the share purchase warrant financing, of $14,150,000 as compared with cash and term deposits of $101,413 on March 31, 2003.

During the nine month period ended December 31, 2003, the Company issued 50,000 common shares to an unrelated party as negotiated settlement of a series of agreement obligations. The shares were valued at $0.10 per share for this transaction. In addition in October 2003 the Company arranged for $50,000 demand loan to provide working capital. The details of this loan are more fully described below.

The Company does not have any third party investor relations arrangements or contracts.

For Three Months Ended December 31, 2003

Revenues were $10,011 for the three months ended December 31, 2003 compared to $48,615 for the three months ended December 31, 2002.

Operating expenses were $577,455 for the three months ended December 31, 2003 compared to $158,846 for the same quarter in the prior year. Current period operating expenses includes the write-down of website assets described above. Net loss for the quarter ended December 31, 2003 was $567,444 as compared to $110,231 for the three months ended December 31, 2002.

Absent the write-down of website assets and legal and other fees associated with organization efforts, operating expenses were lower in most categories in the current quarter as compared to the quarter ending December 31, 2002.

Licensing of Website and Technology
On January 6, 2004 the shareholders approved the license agreement with Virtual Learning Inc. ("VLI"). Under the agreement VLI will license, with an option to acquire, the website and related technology of the Company for expected cash payment of $150,000. The agreement with VLI expires in June 2004.

Financing and Share Capital

Special Warrant Financing
On October 24, 2003, the Company completed a private placement of 132,860,939 special warrants, each special warrant exercisable for no additional consideration on the part of the holder into one common share of Medbroadcast, at a price of $0.1129 per special warrant, for gross proceeds of $15 million. Proceeds from the issue were placed in escrow until shareholder approval of the conversion of the special warrants into common shares had been obtained, and new management team had been appointed, including Allen J. Bey. In the event that shareholder approval was not received, proceeds from the private placement would be refunded to the subscribers. Shareholder approval for the financing and a new management team, including Allen J. Bey, was appointed on January 6, 2004 and the financing funds, less commissions, were subsequently released from escrow to the Company.

Loan Agreement
On October 21, 2003, Medbroadcast entered into a loan agreement under which the lender advanced $50,000 to Medbroadcast at an annual interest rate of 15 percent calculated and compounded quarterly in arrears and which loan is repayable on the earlier of: i) written notice of demand by the lender; ii) release of gross proceeds of $15,000,000 financing to Medbroadcast; and iii) one year from the date of the agreement. On January 7, 2004 this loan was repaid along with the Company's other loan for $200,000 including all accrued interest and related fees.

Acquisition Agreement with Rock Energy Ltd.
On October 31, 2003, the Company entered into an agreement to make an offer to acquire all of the outstanding shares of Rock Energy Ltd. ("Rock"). The shareholders of the Company approved the offer on January 7, 2004. On January 8, 2004 Medbroadcast acquired Rock by issuing 116,251,201 common shares at a deemed value of $0.1129 per common share to the shareholders of Rock, representing an exchange ratio of 23.92 Medbroadcast common shares for each Rock common share.

Share Capital
Following the transactions described above, the Company had 270,329,370 common shares outstanding. In addition options to acquire 12,565,176 common shares were issued on January 8, 2004 to directors, officers and employees of the Company. In addition the shareholders approved a 30 for 1 share consolidation on January 7, 2004, which terms included the buyout of shareholders holding less than 1001 common shares on the basis of $0.1129 for each common share held. The share consolidation became effective February 18, 2004 reducing the number of common shares outstanding to approximately 9,010,979 before the cash out of smaller shareholders and reducing options outstanding to 418,848.

Liquidity and Solvency

Subsequent to December 31, 2003, the release of the financing funds from escrow to the Company provides the Company with approximately $13.4 million of cash, net of commissions and related expenses, improving the Company's financial position. As part of the reorganization efforts, the Company is now engaged in the oil and gas exploration and production business. The Company now has funds available to pursue its short term oil and gas initiatives.

Computershare
600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: 1 (866) 331-6361 Fax.: (403) 267-6529

87

March 01, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
TSX Venture Exchange

Dear Sirs:

Subject: Rock Energy Inc.

We confirm that the following material was sent by pre-paid mail on February 27, 2004 to the registered shareholders of the common shares of the subject Corporation:

1. Quarterly Report – Form 51-901F for the quarter ended December 31, 2003

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"signed by"

Tracy Williams
Mailing Professional
ClientServicesMailings@Computershare.com

cc: Rock Energy Inc.
Attention: Simonne Birrell

Tw/16954